Filed Pursuant to Rule 424(b)(3)
Registration No. 333-205488

PROSPECTUS

Verso Paper Holdings LLC

Verso Paper Inc.

Exchange Offer for

$180,767,777 Second Priority Adjustable Senior Secured Notes and

$65,026,237 Adjustable Senior Subordinated Notes

The Notes and the Guarantees

•	Verso Paper Holdings LLC and Verso Paper Inc. (the “Issuers”) are offering to exchange for (i) $180,767,777 of our outstanding Second Priority Adjustable Senior Secured Notes and certain related guarantees, which we refer to collectively as the “original second priority notes,” a like aggregate principal amount of our registered Second Priority Adjustable Senior Secured Notes and certain related guarantees, which we refer to as the “second priority exchange notes” and, together with the original second priority notes, the “second priority adjustable notes,” and (ii) $65,026,237 of our outstanding Adjustable Senior Subordinated Notes and certain related guarantees, which we refer to collectively as the “original subordinated notes,” a like aggregate principal amount of our registered Adjustable Senior Subordinated Notes and certain related guarantees, which we refer to as the “subordinated exchange notes” and, together with the original subordinated notes, the “adjustable subordinated notes.” The aggregate principal amount for the second priority adjustable notes includes $355,486 of payment in kind (“PIK”) interest that was added, and $2,671,451 of PIK interest that will be added, to the original principal amount of the second priority adjustable notes on the February 1, 2015 and August 1, 2015 interest payment dates, respectively. The aggregate principal amount for the adjustable subordinated notes includes $210,767 of PIK interest that was added, and $1,586,010 of PIK interest that will be added, to the original principal amount of the adjustable subordinated notes on the February 1, 2015 and August 1, 2015 interest payment dates, respectively. We refer to the second priority exchange notes and the subordinated exchange notes collectively as the “exchange notes.” We refer to the original second priority notes and the original subordinated notes collectively as the “original notes.” We refer collectively to the original notes and exchange notes as the “notes.” The original notes were issued on August 1, 2014 and the terms thereof were adjusted on January 7, 2015.

•	The exchange notes will mature on August 1, 2020. We will pay interest on the second priority exchange notes semi-annually on February 1 and August 1 of each year, at a rate of 10.00% per annum payable in cash interest and 3.00% per annum PIK interest. We will pay interest on the subordinated exchange notes semi-annually on February 1 and August 1 of each year, at a rate of 11.00% per annum payable in cash interest and 5.00% per annum in PIK interest.

•	The exchange notes will be guaranteed by Verso Paper Holdings LLC’s wholly-owned domestic restricted subsidiaries that guarantee obligations under Verso Paper Holdings LLC’s credit facilities.

•	The second priority exchange notes and the related guarantees will be secured by second-priority liens, subject to certain exceptions and permitted liens, on all assets that have been pledged to secure Verso Paper Holdings LLC’s credit facilities and other first priority lien obligations. The subordinated exchange notes will be unsecured.

Terms of the Exchange Offers

•	Each exchange offer will expire at 5:00 p.m., New York City time, on August 20, 2015, unless we extend it in our sole discretion.

•	If all the conditions to this exchange offers are satisfied, we will exchange all of our original notes that are validly tendered and not withdrawn for the exchange notes, as applicable.

•	You may withdraw your tender of original notes at any time before the expiration of the related exchange offer.

•	The exchange notes that we will issue you in exchange for your original notes will be substantially identical to your original notes except that, unlike your original notes, the exchange notes will have no transfer restrictions or registration rights.

•	The exchange notes that we will issue you in exchange for your original notes are new securities with no established market for trading.

Before participating in this exchange offer, please refer to the section in this prospectus entitled “Risk Factors” beginning on page 22.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We have not applied, and do not intend to apply, for listing the notes on any national securities exchange or automated quotation system.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where those original notes were acquired by that broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

The date of this prospectus is July 22, 2015.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules of the SEC the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Until October 20, 2015 (90 days after the date of this prospectus), all dealers that effect transactions in the exchange notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each prospective purchaser of the exchange notes must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, offers or sells the notes or possesses or distributes this prospectus and must obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the exchange notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers or sales, and we shall not have any responsibility therefor.

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SUMMARY

This summary highlights important information about our business and about the exchange offers. It does not include all information you should consider before making a decision to participate in the exchange offers. For a more complete understanding of the Issuers, we urge you to carefully read this prospectus in its entirety, including the sections entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” and “Where You Can Find More Information” and our financial statements and the related notes. Unless otherwise noted, the terms “we,” “us” and “our” refer collectively to Verso Paper Holdings LLC, a Delaware limited liability company, and its subsidiaries. The term “Company” refers to Verso Paper Holdings LLC only and does not include any of its subsidiaries. The term “Verso” refers to Verso Corporation, a Delaware corporation. Our definition of “Adjusted EBITDA” and other financial terms are described in footnotes 3 and 4 under “—Summary Historical Financial Data.”

Our Company

We are a leading North American producer of printing and specialty papers and pulp. Our papers are used primarily in commercial printing, media and marketing applications, including magazines, catalogs, books, direct mail, corporate collateral, retail inserts, and specialty applications including label and converting, flexible packaging and technical paper. Our market kraft pulp is used to manufacture printing, writing, and specialty paper grades and tissue products.

Our net sales by product line for the year ended December 31, 2014 were approximately $1,136 million and $161 million for paper and pulp, respectively.

On January 7, 2015, Verso completed its acquisition of NewPage Holdings Inc. (the “NewPage acquisition” or the “Merger”). The newly combined Verso, on a pro forma basis, had approximately $3.5 billion in annual sales in 2014 and currently has more than 5,500 employees in eight mills across six states.

Headquartered in Memphis, Tennessee, with a business center in Miamisburg, Ohio, we operate eight mills strategically located in Kentucky, Maine, Maryland, Michigan, Minnesota and Wisconsin with a total annual paper production capacity of approximately 3.6 million tons.

We sell and market our products to approximately 300 customers which comprise approximately 1,700 end-user accounts. We have long-standing relationships with many leading magazine and catalog publishers, commercial printers, specialty retail merchandisers and paper merchants. Our relationships with our ten largest customers average more than 20 years. We reach our end-users through several distribution channels, including direct sales, commercial printers, paper merchants, brokers, and converters. Our key customers include leading magazine publishers such as Condé Nast Publications, Hearst Enterprises, and National Geographic Society; leading catalog producers such as Avon Products, Inc., Restoration Hardware, Inc. and Uline, Inc.; leading commercial printers such as Quad/Graphics, Inc., and RR Donnelley & Sons Company and leading paper merchants and brokers, such as A.T. Clayton & Co., Veritiv, and Clifford Paper, Inc.

For the three months ended March 31, 2015 and 2014, we had net sales of $806 million and $299 million, respectively. We had net losses of $122 million and $91 million for the three months ended March 31, 2015 and 2014, respectively. For the fiscal years ended December 31, 2014, 2013 and 2012, we had net sales of $1,297 million, $1,389 million and $1,475 million, respectively. We had net losses of $356 million, $111 million and $166 million in fiscal years 2014, 2013 and 2012, respectively.

Recent Developments

On January 3, 2014, Verso Corporation, Verso Merger Sub Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Verso Corporation, or “Merger Sub,” and NewPage Holdings Inc., a Delaware

corporation, or “NewPage,” entered into the Merger Agreement pursuant to which the parties agreed to merge Merger Sub with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement, with NewPage surviving the NewPage acquisition as an indirect, wholly owned subsidiary of Verso Corporation.

On January 7, 2015, Verso Corporation, consummated the NewPage acquisition pursuant to the Merger Agreement. As a result of the merger of Merger Sub with and into NewPage, Merger Sub’s separate corporate existence ceased and NewPage continued as the surviving corporation as an indirect, wholly owned subsidiary of Verso Corporation.

In connection with the consummation of the NewPage acquisition, (1) the Issuers entered into an indenture, among the Issuers, certain subsidiaries of Verso Paper Holdings LLC, as guarantors, and Wilmington Trust, National Association, as trustee, governing the Issuers’ $650 million aggregate principal amount of 11.75% Senior Secured Notes due 2019 (the “New First Lien Notes”) and issued the New First Lien Notes to the stockholders of NewPage as partial consideration in the NewPage acquisition; (2) NewPage became a guarantor under the Issuers’ credit facilities and the notes; (3) Verso Corporation, NewPage and NewPage Corporation entered into the Shared Services Agreement; (4) Robert M. Amen, a former director of NewPage, was elected as a director of Verso Corporation; (5) Verso Corporation amended both its amended and restated certificate of incorporation and its amended and restated bylaws to change its name from Verso Paper Corp. to Verso Corporation; (6) the terms of the original notes automatically adjusted in accordance with the indentures governing such notes; and (7) an aggregate of 14,701,832 warrants converted into a like number of shares of Verso Corporation common stock. In addition, as a condition of allowing the acquisition to proceed, the Antitrust Division of the U.S. Department of Justice entered into a settlement with the Company and its subsidiaries that required NewPage to divest its paper mills in Biron, Wisconsin, and Rumford, Maine (collectively, the “Divestiture”), which occurred prior to the acquisition of NewPage pursuant to an Asset Purchase Agreement (the “Divestiture Agreement”). In connection with the Divestiture, NewPage and Verso Corporation each guaranteed to the purchaser, Catalyst Paper Holdings Inc. (“Catalyst”), the obligations of the seller parties under the Divestiture Agreement and certain related transactional documents, and Catalyst Paper Corporation, the ultimate parent of Catalyst, guaranteed to the seller parties and Verso Corporation the obligations of Catalyst under the Divestiture Agreement and certain related transactional documents.

Additional Information

Our principal executive offices are located at 6775 Lenox Center Court, Suite 400, Memphis, Tennessee 38115-4436. Our telephone number is (901) 369-4100. Our website address is www.versoco.com. Information on or accessible through our website is not part of, and is not incorporated by reference into, this prospectus.

Corporate Structure

The chart below is a summary of the organizational structure of the Issuers and their parents and subsidiaries and illustrates the long-term debt that was outstanding as of March 31, 2015.

(1)	Certain intermediate holding companies without material assets or obligations are not shown.
(2)	As of March 31, 2015, there was $47 million outstanding under our $150 million asset-based loan facility (the “ABL Facility”), $39 million in letters of credit issued and $32 million available for future borrowing (based on a borrowing base of $118 million and maximum committed amount of $150 million).

(3)	As of March 31, 2015, there was $47 million outstanding under our $50 million cash-flow facility (the “Cash Flow Facility”) and $3 million available for future borrowing.
(4)	Guarantors of the ABL Facility, the Cash Flow Facility, the 11.75% Senior Secured Notes due 2019 (the “First Lien Notes”), the 11.75% Senior Secured Notes due 2019 issued on January 7, 2015 (the “New First Lien Notes”), the 11.75% Secured Notes due 2019 (the “Secured Notes”), the 8.75% Second Priority Senior Secured Notes due 2019 (the “Old Second Lien Notes”), the 11.38% Senior Subordinated Notes due 2016 (“Old Subordinated Notes”) and the notes include all of the domestic wholly owned operating subsidiaries of Verso Paper Holdings LLC, except Verso Paper Inc., Bucksport Leasing LLC, Verso Quinnesec REP LLC, Verso Maine Power Holdings LLC, Verso Androscoggin Power LLC and the subsidiaries of NewPage (the “NewPage Subsidiaries”) and, except in the case of Old Second Lien Notes and Old Subordinated Notes, NewPage, but do not include any of our future foreign subsidiaries.
(5)	Includes the borrower and guarantors of the NewPage term loan facility (the “NewPage Term Loan Facility”), and the NewPage asset-based loan facility (the “NewPage ABL Facility”). The guarantors to the NewPage facilities include all of the domestic wholly owned operating subsidiaries of NewPage, except NewPage Corporation, which is the borrower under these two facilities, Upland Resources, Inc., NewPage Energy Services LLC, Consolidated Water Power Co. and Chillicothe Paper Inc., as of the date of this prospectus, but do not include any of our future subsidiaries.
(6)	As of March 31, 2015, there was $734 million outstanding under the NewPage Term Loan Facility.
(7)	As of March 31, 2015, there was $145 million outstanding under the NewPage ABL Facility, with $38 million of letters of credit outstanding and $155 million available for future borrowing.
(8)	For all periods presented, NewPage is a holding company without any assets or operations other than interests in its subsidiaries.

Summary of the Exchange Offer

In connection with the closing of the offering of the original notes, we entered into a registration rights agreement (as more fully described below) with Evercore Group L.L.C., Credit Suisse Securities (USA) LLC, and Barclays Capital Inc. (collectively, the “dealer managers”). You are entitled to exchange in the exchange offer your original notes for exchange notes, which are identical in all material respects to the original notes except that:

•	the exchange notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the exchange notes are not entitled to the registration rights applicable to the original notes under the registration rights agreement; and

•	our obligation to pay additional interest on the original notes due to the failure to consummate the exchange offers by a prior date does not apply to the exchange notes.

Exchange Offers	We are offering to exchange

•	up to $180,767,777 aggregate principal amount of our original second priority notes for a like aggregate principal amount of our second priority exchange notes.

•	up to $65,026,237 aggregate principal amount of our original subordinated notes for a like aggregate principal amount of our subordinated exchange notes.

The aggregate principal amount for the second priority adjustable notes includes $355,486 of payment in kind (“PIK”) interest that was added, and $2,671,451 of PIK interest that will be added, to the original principal amount of the second priority adjustable notes on the February 1, 2015 and August 1, 2015 interest payment dates, respectively. The aggregate principal amount for the adjustable subordinated notes includes $210,767 of PIK interest that was added, and $1,586,010 of PIK interest that will be added, to the original principal amount of the adjustable subordinated notes on the February 1, 2015 and August 1, 2015 interest payment dates, respectively. In order to exchange your original notes, you must properly tender them and we must accept your tender. We will exchange all outstanding original notes that are validly tendered and not validly withdrawn. Original notes may be exchanged only in denominations of $1.00 and integral multiples of $1.00 in excess thereof.

Expiration Date	Each exchange offer will expire at 5:00 p.m., New York City time, on August 20, 2015, unless we decide to extend it in our sole discretion. We do not currently intend to extend the expiration date.

Conditions to the Exchange Offers	Each exchange offer is subject to customary conditions, some of which we may waive, that include the following conditions:

•	there is no change in the laws and regulations which would impair our ability to proceed with the exchange offer,

•	there is no change in the current interpretation of the staff of the SEC permitting resales of the exchange notes in the exchange offer,

•	there is no stop order issued by the SEC which would suspend the effectiveness of the registration statement which includes this prospectus or the qualification of the exchange notes under the Trust Indenture Act of 1939,

•	there is no litigation or threatened litigation which would impair our ability to proceed with the exchange offer, and

•	we obtain all the governmental approvals we deem necessary to complete the exchange offer.

Please refer to the section in this prospectus entitled “The Exchange Offers—Conditions to the Exchange Offers.”

Procedures for Tendering Original Notes	To participate in the exchange offers, you must complete, sign and date the letter of transmittal or its facsimile and transmit it, together with your original notes to be exchanged and all other documents required by the letter of transmittal, to Wilmington Trust, National Association, as exchange agent, at its address indicated under “The Exchange Offers—Exchange Agent.” In the alternative, you can tender your original notes by book-entry delivery following the procedures described in this prospectus. For more information on tendering your original notes, please refer to the section in this prospectus entitled “The Exchange Offers—Procedures for Tendering Original Notes.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of original notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes in the exchange offers, you should contact the registered holder promptly and instruct that person to tender on your behalf.

Guaranteed Delivery Procedures	If you wish to tender your original notes and you cannot get the required documents to the exchange agent on time, you may tender your original notes by using the guaranteed delivery procedures described under the section of this prospectus entitled “The Exchange Offers—Procedures for Tendering Original Notes—Guaranteed Delivery Procedure.”

Withdrawal Rights	You may withdraw the tender of your original notes at any time before 5:00 p.m., New York City time, on the expiration date of the related exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address indicated under “The Exchange Offers—Exchange Agent” before 5:00 p.m., New York City time, on the expiration date of the related exchange offer.

Acceptance of Original Notes and Delivery of Exchange Notes	If all the conditions to the completion of an exchange offer are satisfied, we will accept any and all original notes that are properly tendered in the exchange offer on or before 5:00 p.m., New York City time, on the expiration date for such exchange offer. We will return any original notes that we do not accept for exchange to you without expense promptly after the expiration date for such exchange offer. We will deliver the exchange notes to you promptly after the expiration date for such exchange offer and acceptance of your original notes for exchange. Please refer to the section in this prospectus entitled “The Exchange Offers—Acceptance of Original Notes for Exchange; Delivery of Exchange Notes.”

Federal Income Tax Considerations Relating to the Exchange Offers	Exchanging your original notes for exchange notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section of this prospectus entitled “Certain U.S. Federal Income Tax Considerations.”

Exchange Agent	Wilmington Trust, National Association is serving as exchange agent in the exchange offers.

Fees and Expenses	We will pay all expenses related to the exchange offers. Please refer to the section of this prospectus entitled “The Exchange Offers—Fees and Expenses.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes. We are making the exchange offers solely to satisfy certain of our obligations under our registration rights agreement entered into in connection with the offering of the original notes.

Consequences to Holders Who Do Not Participate in the Exchange Offer	All untendered original notes will continue to be subject to the restrictions on transfer provided for in the original notes and in the indentures. In general, the original notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register under the Securities Act any original notes that remain outstanding after completion of the exchange offers.

Please refer to the section of this prospectus entitled “The Exchange Offers—Your Failure to Participate in the Exchange Offers Will Have Adverse Consequences.”

Resales of the Exchange Notes

Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offers in exchange for original notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

•	are acquiring the exchange notes in the ordinary course of business; and

•	have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of the Issuers’ affiliates, to participate in, a distribution of the exchange notes.

In addition, each participating broker-dealer that receives exchange notes for its own account pursuant to the exchange offers in exchange for original notes that were acquired as a result of market-making or other trading activity must also acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. For more information, see “Plan of Distribution.” Any holder of original notes, including any broker-dealer, who

•	is our affiliate,

•	does not acquire the exchange notes in the ordinary course of its business, or

•	tenders in the exchange offers with the intention to participate, or for the purpose of participating, in a distribution of exchange notes, cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the exchange notes.

Please refer to the sections of this prospectus entitled “The Exchange Offers—Procedures for Tendering Original Notes—Proper Execution and Delivery of Letters of Transmittal,” “Risk Factors—Risks Related to the Exchange Offers—Some persons who participate in the exchange offers must deliver a prospectus in connection with resales of the exchange notes” and “Plan of Distribution.”

Summary of Terms of the Second Priority Exchange Notes

The summary below describes the principal terms of the second priority exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Second Priority Exchange Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the second priority exchange notes.

Issuers	Verso Paper Holdings LLC and Verso Paper Inc., a Delaware corporation. Verso Paper Inc. is a wholly owned subsidiary of the Company and was incorporated in Delaware for the sole purpose of serving as co-issuer of our debt securities. Holders of the second priority exchange notes should not expect Verso Paper Inc. to have the ability to service the interest and principal obligations on the second priority exchange notes.

Second Priority Exchange Notes Offered	$180,767,777 aggregate principal amount of Second Priority Adjustable Senior Secured Notes, which aggregate principal amount includes $355,486 of PIK interest that was added, and $2,671,451 of PIK interest that will be added, to the original principal amount of the Second Priority Adjustable Senior Secured Notes on the February 1, 2015 and August 1, 2015 interest payment dates, respectively.

Maturity Date	August 1, 2020.

Interest Rate	The second priority adjustable notes accrue interest at a rate of 10.00% per annum, entirely in cash, plus 3.00% per annum (“second priority notes PIK interest”) payable entirely by increasing the principal amount of the outstanding second priority adjustable notes or by issuing additional second priority adjustable notes (“second priority PIK notes”).

Interest Payment Dates	February 1 and August 1 of each year.

Denominations	Minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof.

Guarantees	Our obligations under the second priority adjustable notes are fully and unconditionally and jointly and severally guaranteed by the Company’s direct and indirect restricted subsidiaries that are wholly-owned domestic subsidiaries on the issue date and that guarantee indebtedness under the ABL Facility and the Cash Flow Facility, which include all of the Company’s subsidiaries (other than Verso Paper Inc., Bucksport Leasing LLC, Verso Quinnesec REP LLC, Verso Maine Power Holdings LLC, Verso Androscoggin Power LLC and the NewPage Subsidiaries).

Ranking	The indebtedness evidenced by the second priority adjustable notes and related guarantees is the Issuers’ and the guarantors’ senior secured indebtedness and:

•	ranks pari passu in right of payment to all of the Issuers’ and the guarantors’ existing and future senior indebtedness;

•	ranks senior in right of payment to all of the Issuers’ and guarantors’ existing and future subordinated indebtedness, including the adjustable subordinated notes and Old Subordinated Notes;

•	is effectively senior with respect to the Issuers’ and the guarantors’ existing and future unsecured indebtedness to extent of the value of the Collateral;

•	ranks equal in priority as to the Collateral with respect to any obligations secured by a second priority lien on the Collateral;

•	is effectively junior in priority as to the Collateral with respect to our existing and future first priority secured debt obligations, including obligations under the ABL Facility, the Cash Flow Facility, the First Lien Notes, the New First Lien Notes and the Secured Notes; and

•	is effectively subordinated to all existing and future indebtedness, preferred stock and other liabilities of the Company’s non-guarantor subsidiaries, including the NewPage Subsidiaries (other than indebtedness, preferred stock and liabilities held by an Issuer or a guarantor).

At March 31, 2015, the second priority adjustable notes and related guarantees:

•	rank junior in priority as to Collateral with respect to (i) $47 million outstanding under the ABL Facility with $39 million of letters of credit outstanding and $32 million available for borrowing (based on a borrowing base of $118 million and maximum committed amount of $150 million), (ii) $47 million outstanding under the Cash Flow Facility, with no letters of credit outstanding and $3 million available for borrowing, (iii) $645 million of the New First Lien Notes, (iv) $418 million of the First Lien Notes and (v) $272 million of the Secured Notes;

•	rank senior in right of payment to our Old Subordinated Notes and adjustable subordinated notes; and

•	were effectively subordinated to $734 million outstanding under the NewPage Term Loan Facility and to an estimated $145 million outstanding under the NewPage ABL Facility (with approximately $155 million available for future borrowing thereunder after giving effect to $38 million of letters of credit outstanding, subject to borrowing base requirements), to the extent of the value of the assets of the NewPage Subsidiaries.

Collateral	The second priority adjustable notes and related guarantees are secured by liens on the Collateral (as described in the “Description of Second Priority Exchange Notes”) that are junior in priority to those that secure the Issuers’ and guarantors’ obligations under their First Lien Notes, their Secured Notes, the ABL Facility, the Cash Flow Facility and the New First Lien Notes, and guarantees in respect to any of the foregoing.

See “Description of Second Priority Exchange Notes—Security for the Notes.”

Intercreditor Agreements	The liens securing the second priority adjustable notes are subject to intercreditor arrangements that provide for the priority of such liens relative to the liens on the same Collateral that secure other obligations of the Issuers and the guarantors. In addition, such intercreditor arrangements generally impose significant limitations on the ability of holders of the second priority adjustable notes or the collateral agent to take enforcement actions with respect to such liens until all obligations that are secured by senior-ranking liens are discharged.

See “Description of Second Priority Exchange Notes—Intercreditor Agreements.”

Optional Redemption	Prior to August 1, 2017, we may redeem the second priority adjustable notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the second priority adjustable notes redeemed, plus a make-whole premium described herein, plus accrued and unpaid interest to the date of redemption.

At any time on or after August 1, 2017, we may redeem the second priority adjustable notes, in whole or part, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on August 1 of the years set forth below:

2017	105.000%
2018	102.500%
2019 and thereafter	100.000%

In addition, prior to August 1, 2017, we may redeem in the aggregate up to 35% of the original aggregate principal amount of the second priority adjustable notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 110.00% or the principal amount of our second priority adjustable notes redeemed, plus accrued and unpaid interest.

Mandatory Redemption	Because the second priority adjustable notes would, but for the application of the provision described in this paragraph, constitute “applicable high yield discount obligations” (“AHYDOs”) within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986 (the “Code”), and as a result the Issuers would otherwise be subject to limitations on their deduction of interest in respect of the second priority adjustable notes pursuant to Section 163(e)(5) of the Code, at the end of each “accrual period” (as defined in Treasury Regulations Section 1.1272-1(b)(1)(ii)) ending after August 1, 2019 (each a “Special Mandatory Redemption Date”), the Issuers shall make a mandatory prepayment of principal or interest (any such prepayment a “Special Mandatory Redemption”) on each of the second priority adjustable notes, without premium or penalty, in an amount necessary to ensure that the second priority adjustable notes will not be treated as having “significant original issue discount” within the meaning of Section 163(i)(2) of the Code. Such mandatory prepayment will be applied against and reduce the amount due under the applicable second priority adjustable notes outstanding at such time (and shall be treated by the Issuers and the holders of the second priority adjustable notes first as a payment of accrued interest (original issue discount) on such second priority adjustable notes for federal income tax purposes). The holders of the second priority adjustable notes and the Issuers intend that the Special Mandatory Redemptions be sufficient to result in each second priority adjustable notes being treated as not having “significant original issue discount” within the meaning of Section 163(i)(2) of the Code, and this provision shall be interpreted and applied in a manner consistent with such intent. No partial redemption or repurchase of the second priority adjustable notes prior to each Special Mandatory Redemption Date pursuant to any other provisions of the indenture governing the second priority adjustable notes will alter our obligation to make the Special Mandatory Redemption with respect to any second priority adjustable notes that remain outstanding on each Special Mandatory Redemption Date.

Change of Control	If we experience a change of control (as defined in the indenture governing the second priority adjustable notes), the Issuers will be required to make an offer to repurchase the second priority adjustable notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of Second Priority Exchange Notes—Change of Control.”

We might not be able to pay you the required price for second priority adjustable notes you present us at the time of a change of control because the ABL Facility or the Cash Flow Facility or other indebtedness (or any future indebtedness) may prohibit payment or we might not have enough funds at that time.

Certain Covenants	The indenture governing the second priority adjustable notes contains covenants that, among other things, limits our ability and the ability of our subsidiaries to, among other things:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our stock;

•	prepay, redeem or repurchase our subordinated indebtedness;

•	make investments;

•	sell assets;

•	incur certain liens;

•	enter into agreement restricting our subsidiaries’ ability to pay dividends;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

These covenants and other terms described herein are described under the heading “Description of Second Priority Exchange Notes.”

Book-Entry Form	The second priority exchange notes will be issued in registered book-entry form represented by one or more global notes to be deposited with or on behalf of DTC or its nominee, except in limited circumstances. Transfers of the second priority exchange notes issued in book entry form will only be effected through facilities of DTC. Beneficial interests in the global notes may not be exchanged for certificated notes except in limited circumstances. See “Book-Entry; Delivery and Form.”

Risk Factors	You should consider all of the information contained in this prospectus before making an investment in the second priority exchange notes. In particular, you should consider the risks described under “Risk Factors.”

Summary of Terms of the Subordinated Exchange Notes

The summary below describes the principal terms of the subordinated exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Subordinated Exchange Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the subordinated exchange notes.

Issuers	Verso Paper Holdings LLC and Verso Paper Inc. Verso Paper Inc. is a wholly owned subsidiary of the Company and was incorporated in Delaware for the sole purpose of serving as co-issuer of our debt securities. Holders of the subordinated exchange notes should not expect Verso Paper Inc. to have the ability to service the interest and principal obligations on the subordinated exchange notes.

Subordinated Exchange Notes Offered	$65,026,237 aggregate principal amount of Adjustable Senior Subordinated Notes, which aggregate principal amount includes $210,767 of PIK interest that was added, and $1,586,006 of PIK interest that will be added, to the original principal amount of the Adjustable Senior Subordinated Notes on the February 1, 2015 and August 1, 2015 interest payment dates, respectively.

Maturity Date	August 1, 2020.

Interest Rate	The adjustable subordinated notes will accrue interest at a rate of 11.00% per annum, entirely in cash, plus 5.00% per annum (“subordinated notes PIK interest”) payable entirely by increasing the principal amount of the adjustable subordinated notes or by issuing additional adjustable subordinated notes (“subordinated PIK notes”).

Interest Payment Dates	February 1 and August 1 of each year.

Denominations	Minimum denominations of $1.00 and integral multiples of $1.00 in excess thereof.

Guarantees	Our obligations under the adjustable subordinated notes are fully and unconditionally and jointly and severally guaranteed by the Company’s direct and indirect restricted subsidiaries that are wholly-owned domestic subsidiaries on the issue date and that guarantee indebtedness under the ABL Facility and the Cash Flow Facility, which include all of the Company’s subsidiaries (other than Verso Paper Inc., Bucksport Leasing LLC, Verso Quinnesec REP LLC, Verso Maine Power Holdings LLC, Verso Androscoggin Power LLC and the NewPage Subsidiaries).

Ranking	The indebtedness evidenced by the adjustable subordinated notes and related guarantees is unsecured indebtedness and is:

•	subordinated in right of payment to all of the Issuers’ and the guarantors’ existing and future senior debt;

•	effectively subordinated to all of the Issuers’ and the guarantors’ secured indebtedness to the extent of the collateral securing such indebtedness; and

•	effectively subordinated to all existing and future indebtedness, preferred stock and other liabilities of the Company’s non-guarantor subsidiaries (other than indebtedness, preferred stock and liabilities held by an Issuer or a guarantor).

At March 31, 2015, the adjustable subordinated notes and related guarantees were:

•	subordinated in right of payment, and effectively subordinated as to collateral, to (i) $47 million outstanding under the ABL Facility with $39 million of letters of credit outstanding and $32 million available for borrowing (based on a borrowing base of $118 million and a maximum committed amount of $150 million), (ii) $47 million outstanding under the Cash Flow Facility, with no letters of credit outstanding and $3 million available for borrowing, (iii) $645 million in New First Lien Notes, (iv) $418 million of the First Lien Notes, (v) $272 million of the Secured Notes, (vi) $178 million of the second priority adjustable notes and (vii) $97 million of the Old Second Lien Notes; and

•	effectively subordinated to $734 million outstanding under the NewPage Term Loan Facility and to an estimated $145 million outstanding under the NewPage ABL Facility (with approximately $155 million available for future borrowing thereunder after giving effect to $38 million of letters of credit outstanding, subject to borrowing base requirements), to the extent of the value of the assets of the NewPage Subsidiaries.

Optional Redemption	Prior to August 1, 2017, we may redeem the adjustable subordinated notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the adjustable subordinated notes redeemed, plus a make-whole premium described herein, plus accrued and unpaid interest to the date of redemption.

At any time on or after August 1, 2017, we may redeem the adjustable subordinated notes, in whole or part, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on August 1 of the years set forth below:

2017	105.500%
2018	102.750%
2019 and thereafter	100.000%

In addition, prior to August 1, 2017, we may redeem in the aggregate up to 35% of the original aggregate principal amount of the adjustable subordinated notes with the net cash proceeds of one or more equity offerings at a redemption price equal to 111.00% or the principal amount of our adjustable subordinated notes redeemed, plus accrued and unpaid interest.

Mandatory Redemption	Because the adjustable subordinated notes would, but for the application of the provision described in this paragraph, constitute AHYDOs, and as a result the Issuers would otherwise be subject to limitations on their deduction of interest in respect of the adjustable subordinated notes pursuant to Section 163(e)(5) of the Code, at the end of each “accrual period” (as defined in Treasury Regulations Section 1.1272-1(b)(1)(ii)) ending after August 1, 2019 (each a “Special Mandatory Redemption Date”), the Issuers shall make a mandatory prepayment of principal or interest (any such prepayment a “Special Mandatory Redemption”) on each of the adjustable subordinated notes, without premium or penalty, in an amount necessary to ensure that the adjustable subordinated notes will not be treated as having “significant original issue discount” within the meaning of Section 163(i)(2) of the Code. Such mandatory prepayment will be applied against and reduce the amount due under the applicable adjustable subordinated notes outstanding at such time (and shall be treated by the Issuers and the holders of the adjustable subordinated notes first as a payment of accrued interest (original issue discount) on such adjustable subordinated notes for federal income tax purposes). The holders of the adjustable subordinated notes and the Issuers intend that the Special Mandatory Redemptions be sufficient to result in each adjustable subordinated note being treated as not having “significant original issue discount” within the meaning of Section 163(i)(2) of the Code, and this provision shall be interpreted and applied in a manner consistent with such intent. No partial redemption or repurchase of the adjustable subordinated notes prior to each Special Mandatory Redemption Date pursuant to any other provisions of the indenture governing the adjustable subordinated notes will alter our obligation to make the Special Mandatory Redemption with respect to any adjustable subordinated notes that remain outstanding on each Special Mandatory Redemption Date.

Change of Control	If we experience a change of control (as defined in the indenture governing the adjustable subordinated notes), we will be required to make an offer to repurchase the adjustable subordinated notes at a price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of repurchase. See “Description of Subordinated Exchange Notes—Change of Control.”

We might not be able to pay you the required price for adjustable subordinated notes you present us at the time of a change of control because the ABL Facility or the Cash Flow Facility or other indebtedness (or any future indebtedness) may prohibit payment or we might not have enough funds at that time.

Certain Covenants	The indenture governing the adjustable subordinated notes contains covenants that, among other things, limits our ability and the ability of our subsidiaries to, among other things:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our stock;

•	prepay, redeem or repurchase our subordinated indebtedness;

•	make investments;

•	sell assets;

•	incur certain liens;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	enter into transactions with affiliates; and

•	consolidate, merge or sell all or substantially all of our assets.

These covenants and other terms described herein are described under the heading “Description of Subordinated Exchange Notes.”

Book-Entry Form	The subordinated exchange notes will be issued in registered book-entry form represented by one or more global notes to be deposited with or on behalf of DTC or its nominee, except in limited circumstances. Transfers of the subordinated exchange notes issued in book entry form will only be effected through facilities of DTC. Beneficial interests in the global notes may not be exchanged for certificated notes except in limited circumstances.

See “Book-Entry; Delivery and Form.”

Risk Factors	You should consider all of the information contained in this prospectus before making an investment in the subordinated exchange notes. In particular, you should consider the risks described under “Risk Factors.”

Summary Historical Financial Data

The following table presents our summary historical financial data as of and for the periods presented. The following information is only a summary and should be read in conjunction with the financial statements included in this prospectus.

The summary historical financial data as of and for the three months ended March 31, 2015 and 2014 has been derived from our unaudited interim condensed consolidated financial statements. In the opinion of our management, the unaudited interim financial data includes all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of this information. Interim financial statements are not necessarily indicative of results that may be experienced for the fiscal year or any future reporting period.

The summary historical financial data for the years ended December 31, 2014, 2013 and 2012 have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). The summary historical financial data as of and for the years ended December 31, 2014 and 2013 and for the year ended December 31, 2012, have been derived from, and should be read in conjunction with, our audited consolidated financial statements included elsewhere in this prospectus. This summary historical financial data as of December 31, 2012 has been derived from, and should be read in conjunction with, our audited consolidated financial statements which are not included in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in millions)	2015	2014	2014	2013	2012
Statement of Operations:
Net sales	$806	$299	$1,297	$1,389	$1,475
Costs and expenses:
Cost of products sold (exclusive of depreciation, amortization, and depletion)	728	302	1,176	1,179	1,273
Depreciation, amortization, and depletion	57	26	91	105	118
Selling, general and administrative expenses	55	18	70	74	74
Restructuring charges	22	—	135	1	102
Other operating income(1)	—	—	—	(4)	(60)

Operating (loss) income	(56)	(47)	(175)	34	(32)
Interest income	—	—	(2)	(2)	(2)
Interest expense	66	34	144	139	128
Other loss, net	—	10	39	8	8

Net loss	$(122)	$(91)	$(356)	$(111)	$(166)

Balance Sheet Data (at period end):
Working capital(2)	$411	$97	$5	$63	$111
Property, plant and equipment, net	2,053	722	531	743	793
Total assets	3,051	1,086	901	1,122	1,232
Total debt	2,823	1,369	1,350	1,272	1,187
Total equity (deficit)	(806)	(501)	(780)	(411)	(221)
Statement of Cash Flows Data:
Cash (used in) provided by operating activities	$(204)	$(96)	$(58)	$(27)	$11
Cash provided by (used in) investing activities	167	(9)	(25)	(14)	(7)
Cash provided by (used in) financing activities	45	98	78	(9)	(38)
Other Financial and Operating Data:
EBITDA(3)	$1	$(31)	$(123)	$131	$78
Adjusted EBITDA(4)	44	(8)	84	130	140
Capital expenditures	(9)	(16)	(42)	(41)	(60)
Total tons sold (in thousands)(5)	929	372	1,624	1,690	1,799

(1)	Other operating income in 2012 reflected insurance proceeds in excess of costs and property damages incurred of $60 million, as we reached a final settlement agreement with our insurance provider for property and business losses resulting from the fire and explosion at our former Sartell mill.
(2)	Working capital is defined as current assets net of current liabilities, excluding the current portion of long-term debt.
(3)	EBITDA consists of earnings before interest, taxes, depreciation, and amortization. EBITDA is a measure commonly used in our industry, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as a way of evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles, and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. You should consider our EBITDA in addition to, and not as a substitute for, or superior to, our operating or net income or cash flows from operating activities determined in accordance with U.S. GAAP. Our use of EBITDA is further discussed in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Reconciliation of Cash Flows from Operating Activities to Adjusted EBITDA” elsewhere herein.

The following table reconciles net loss to EBITDA for the periods presented:

	Three Months Ended March 31,		Year ended December 31,
(Dollars in millions)	2015	2014	2014	2013	2012
Reconciliation of net loss to EBITDA:
Net (loss) income	$(122)	$(91)	$(356)	$(111)	$(166)
Interest expense, net	66	34	142	137	126
Depreciation, amortization, and depletion	57	26	91	105	118

EBITDA	$1	$(31)	$(123)	$131	$78

(4)	Adjusted EBITDA is EBITDA further adjusted to eliminate the impact of certain items that we do not consider to be indicative of the performance of our ongoing operations permitted in calculating covenant compliance under the indentures governing our debt securities. Adjusted EBITDA is modified to align the mark-to-market impact of derivative contracts used to economically hedge a portion of future natural gas purchases with the period in which the contracts settle. You are encouraged to evaluate each adjustment and to consider whether the adjustment is appropriate. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments included in the presentation of Adjusted EBITDA. We believe that the supplemental adjustments applied in calculating Adjusted EBITDA are reasonable and appropriate to provide additional information to investors. We also believe that Adjusted EBITDA is a useful liquidity measurement tool for assessing our ability to meet our future debt service, capital expenditures, and working capital requirements. Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and you should consider Adjusted EBITDA in addition to and not as a substitute for, or superior to, our operating or net income or cash flows from operating activities determined in accordance with U.S. GAAP. Because Adjusted EBITDA is not a measurement determined in accordance with U.S. GAAP and is susceptible to varying calculations, Adjusted EBITDA, as presented, may not be comparable to other similarly titled measures presented by other companies. There may also be additional adjustments to Adjusted EBITDA under the agreements governing our material debt obligations.

The following table reconciles cash flows (used in) provided by operations to Adjusted EBITDA for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in millions)	2015	2014	2014	2013	2012
Reconciliation of cash flows to Adjusted EBITDA:
Cash flows (used in) provided by operating activities	$(204)	$(96)	$(58)	$(27)	$11
Amortization of debt issuance costs	(1)	(2)	(8)	(5)	(5)
Accretion of discount on long-term debt	(1)	—	(1)	(1)	(1)
Equity award expenses	(1)	—	(2)	(2)	(3)
Gain on disposal of fixed assets	—	—	—	4	45
Trademark impairment	—	—	(6)	(2)	(4)
Interest income	—	—	(2)	(2)	(2)
Interest expense	66	34	144	139	128
Gain (loss) on early extinguishment	—	—	—	—	(8)
Asset impairment	—	—	(102)	—	(73)
Other, net	6	(13)	(2)	1	5
Changes in assets and liabilities, net	136	46	(86)	26	(15)

EBITDA	$1	$(31)	$(123)	$131	$78
Restructuring charges(a)	22	—	141	1	98
Integration(b)	5	—	—	—	—
NewPage acquisition-related costs(c)	19	10	39	5	—
Hedge losses (gains)(d)	(5)	12	17	(14)	(4)
Trademark impairment(e)	—	—	6	2	4
Equity award expense(f)	1	—	2	2	3
Loss on early extinguishment of debt, net(g)	—	—	—	3	8
Gain on insurance settlement(h)	—	—	—	—	(52)
Other items, net(i)	1	1	2	—	5

Adjusted EBITDA before pro forma effects of profitability program	$44	$(8)	$84	$130	$140

(a)	Represents costs primarily attributable to the closure of the Bucksport mill and the costs associated with reorganizing the business after the NewPage acquisition in 2015, and costs associated with the closure of the Bucksport mill in 2014 and the former Sartell mill in 2012.
(b)	Represents costs associated with efforts to integrate the legacy Verso and NewPage operations, generate cost savings and capture synergies across the combined company.
(c)	Represents costs incurred in connection with the NewPage acquisition, including one-time impacts of purchase accounting.
(d)	Represents unrealized losses (gains) on energy-related derivative contracts.
(e)	Represents non-cash impairment charge on trademarks.
(f)	Represents amortization of non-cash incentive compensation.
(g)	Represents net losses related to debt refinancing.
(h)	Represents gain on insurance settlement resulting from the fire at the former Sartell mill in 2012.
(i)	Represents miscellaneous non-cash and other earnings adjustments.

(5)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere herein for further discussion of this metric.

Ratio of Earnings to Fixed Charges

	Three Months Ended March 31,		Year Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
Ratio of earnings to fixed charges(1)	—	—	—	—	—	—	—

(1)	For the years ended December 31, 2014, 2013, 2012, 2011 and 2010, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $357 million, $112 million, $169 million, $126 million and $127 million, respectively. For the three months ended March 31, 2015 and 2014, the deficiency in the ratio of earnings to fixed charges to achieve a one to one ratio was $122 million and $92 million, respectively. This ratio is unaudited.

RISK FACTORS

Investing in the exchange notes in the exchange offers involves a high degree of risk. You should carefully consider the risk factors set forth below, as well as the other information contained in this prospectus, before participating in the exchange offers. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. In addition, the risks described below are not the only risks that we face. In any such case, you may lose all or a part of your original investment. As used herein, “existing notes” refers to our outstanding First Lien Notes, New First Lien Notes, Secured Notes, Old Second Lien Notes and Old Subordinated Notes.

Risks Related to the Exchange Offers

If you do not properly tender your original notes, you will continue to hold unregistered original notes and be subject to the same limitations on your ability to transfer original notes.

We will only issue exchange notes in exchange for original notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the original notes and you should carefully follow the instructions on how to tender your original notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the original notes. If you are eligible to participate in the exchange offers and do not tender your original notes or if we do not accept your original notes because you did not tender your original notes properly, then, after we consummate the exchange offers, you will continue to hold original notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the original notes. In addition:

•	if you tender your original notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•	if you are a broker-dealer that receives exchange notes for your own account in exchange for original notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you (i) have not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute those exchange notes and (ii) will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after the exchange offers are consummated, we will make this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes.

You may have difficulty selling the original notes that you do not exchange.

If you do not exchange your original notes for exchange notes in the exchange offers, you will continue to be subject to the restrictions on transfer of your original notes described in the legend on your original notes. The restrictions on transfer of your original notes arise because we issued the original notes under exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws. In general, you may only offer or sell the original notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. Except as required by the registration rights agreements, we do not intend to register original notes under the Securities Act. The tender of original notes under the exchange offers will reduce the principal amount of the currently outstanding original notes. Due to the corresponding reduction in liquidity, this may have an adverse effect upon, and increase the volatility of, the market price of any currently outstanding original notes that you continue to hold following completion of the exchange offers. See “The Exchange Offers—Your Failure to Participate in the Exchange Offers Will Have Adverse Consequences.”

The issuance of the exchange notes may adversely affect the market for the original notes.

To the extent the original notes are tendered and accepted in the exchange offers, the trading market for the untendered and tendered but unaccepted original notes could be adversely affected. Because we anticipate that most holders of the original notes will elect to exchange their original notes for exchange notes due to the absence of restrictions on the resale of exchange notes under the Securities Act, we anticipate that the liquidity of the market for any original notes remaining after the completion of the exchange offers may be substantially limited. Please refer to the section in this prospectus entitled “The Exchange Offers—Your Failure to Participate in the Exchange Offers Will Have Adverse Consequences.”

Some persons who participate in the exchange offers must deliver a prospectus in connection with resales of the exchange notes.

Based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. However, in some instances described in this prospectus under “Plan of Distribution,” you will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer your exchange notes. In these cases, if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from registration of your exchange notes under the Securities Act, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, this liability.

You must comply with the exchange offers procedures in order to receive new, freely tradable exchange notes.

Delivery of exchange notes in exchange for original notes tendered and accepted for exchange pursuant to the exchange offers will be made only after timely receipt by the exchange agent of book-entry transfer of original notes into the exchange agent’s account at DTC, as depositary, including an agent’s message (as defined herein) or through the submission of a Letter of Transmittal together with the original notes. We are not required to notify you of defects or irregularities in tenders of original notes for exchange notes. Original notes that are not tendered or that are tendered but we do not accept for exchange will, following consummation of the exchange offers, continue to be subject to the existing transfer restrictions under the Securities Act and, upon consummation of the exchange offers, certain registration and other rights under the registration rights agreements will terminate. See “The Exchange Offers—Procedures for Tendering Original Notes” and “The Exchange Offers—Your Failure to Participate in the Exchange Offers Will Have Adverse Consequences.”

There is no public market for the exchange notes, and we do not know if a market will ever develop or, if a market does develop, whether it will be sustained. If an active market does not develop for the exchange notes, you may not be able to resell your exchange notes at a particular time or at favorable prices.

We cannot assure you that a liquid market for the exchange notes will develop or, if developed, that it will continue or that you will be able to sell your exchange notes at a particular time or that the prices that you receive when you sell the exchange notes will be favorable. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes and we cannot assure you that any such disruptions may not adversely affect the prices at which you may sell your exchange notes.

We do not intend to apply for listing or quotation of the exchange notes on any securities exchange or automated quotation system. The liquidity of any market for the exchange notes is subject to a number of factors, including:

•	the number of holders of exchange notes;

•	our operating performance and financial condition;

•	our ability to complete the offers to exchange the original notes for the exchange notes;

•	the market for similar securities;

•	the interest of securities dealers in making a market in the exchange notes; and

•	prevailing interest rates.

Risks Related to Our Indebtedness

We will require a significant amount of cash to service our indebtedness and make planned capital expenditures. Our ability to generate cash or refinance our indebtedness depends on many factors beyond our control, including general economic conditions and conditions specific to our industry.

Our ability to make payments on and to refinance our indebtedness and to fund planned capital expenditures and research and development efforts will depend on our ability to generate cash flow in the future and our ability to borrow under our ABL Facility and our Cash Flow Facility, to the extent of available borrowings. This ability, to a certain extent, is subject to general economic, industry, financial, competitive, legislative, regulatory, and other factors that are beyond our control. If adverse general economic or industry conditions exist, persist, worsen, or fail to improve significantly, we could experience decreased revenues from our operations attributable to decreases in wholesale, consumer and customer spending levels or to more pronounced declines in demand for or prices of our products, any of which could cause us to fail to generate sufficient cash to fund our liquidity needs or fail to satisfy the restrictive covenants and borrowing limitations that we are subject to under our indebtedness.

Based on our current and expected level of operations (including the recent erosion in coated paper demand and pricing), we believe our cash flow from operations, available cash, and available borrowings under our ABL Facility and our Cash Flow Facility will be adequate to meet our future liquidity needs for at least the next year.

We cannot assure you, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our ABL Facility and our Cash Flow Facility, or otherwise in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs.

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt, and prevent us from meeting our obligations under our indebtedness.

We are a highly leveraged company. As of March 31, 2015, the principal amount of Verso Holdings’ total indebtedness was $2,710 million (including $145 million under the NewPage ABL Facility, $734 million under the NewPage Term Loan Facility, and a $23 million loan from Verso Paper Finance Holdings LLC (“Verso Finance Holdings”) to Chase NMTC Verso Investment Fund). The total amount of payments Verso Holdings will need to make on its outstanding long-term indebtedness, for the remainder of 2015 and the next two fiscal years is $162 million, $351 million, and $413 million, respectively (assuming the current prevailing interest rate on our outstanding floating rate indebtedness remains the same). Our high degree of leverage could have important consequences, including:

•	increasing our vulnerability to general adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, and other general corporate purposes;

•	increasing our vulnerability to, and limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	exposing us to the risk of increased interest rates as borrowings under our ABL Facility and our Cash Flow Facility are subject to variable rates of interest;

•	placing us at a competitive disadvantage compared to our competitors that have less debt; and

•	limiting our ability to borrow additional funds.

The indenture governing our existing notes, ABL Facility and Cash Flow Facility contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts.

Our ability to generate net income will depend upon various factors that may be beyond our control. A portion of our debt bears variable rates of interest so our interest expense could increase further in the future. We may not generate sufficient cash flow from operations to pay cash interest on our debt or be permitted by the terms of our debt instruments to pay dividends.

On January 7, 2015, in connection with the consummation of the NewPage acquisition, we incurred substantial additional indebtedness to, among other things, fund the consideration paid to NewPage’s existing equity holders in connection with the NewPage acquisition. This new indebtedness included $650 million in aggregate principal amount of New First Lien Notes, and $734 million in borrowings under NewPage’s term loan facility. The combined company may also incur additional indebtedness in the future for corporate purposes. Any borrowings will require the combined company to use a portion of its cash flow to service principal and interest payments and thus will limit the free cash flow available for other desirable business opportunities. We cannot guarantee sufficient cash flow from operations to pay our indebtedness and fund our additional liquidity needs.

Restrictive covenants in the instruments governing our debt securities and credit agreements may restrict our ability to pursue our business strategies.

The indentures governing our existing notes, our ABL Facility, and our Cash Flow Facility limit our ability, among other things, to:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our stock;

•	prepay, redeem, or repurchase certain of our indebtedness;

•	make investments;

•	sell assets, including capital stock of restricted subsidiaries;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends;

•	consolidate, merge, sell, or otherwise dispose of all or substantially all of our assets;

•	enter into transactions with our affiliates; and;

•	incur liens.

The Cash Flow Facility requires us to maintain a maximum total net first-lien leverage ratio of not more than 3.50 to 1.00 if on the last day of any fiscal quarter, any portion of the facility is drawn (including outstanding letters of credit). In addition, the ABL Facility requires us to maintain a minimum fixed charge coverage ratio at any time when the average availability (defined as the lesser of the availability under the ABL Facility and the borrowing base at such time, net of any unrestricted cash) is less than the greater of (a) 10% of the lesser of the borrowing base at such time and the aggregate amount of the ABL Facility commitments at such time and (b) $10 million. In that event, we must satisfy a minimum fixed charge coverage ratio of 1.0 to 1.0. The ABL Facility also contains certain other customary affirmative covenants and events of default. As of March 31, 2015, we were not subject to the above described financial maintenance covenants.

A breach of any of these restrictive covenants could result in a default under the instruments governing our debt securities and credit agreements. If a default occurs, the holders of these instruments may elect to declare all borrowings thereunder outstanding, together with accrued interest and other fees, to be immediately due and payable. The lenders under our Cash Flow Facility and the ABL Facility would also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay our indebtedness when due or declared due, the lenders thereunder will also have the right to proceed against the collateral pledged to them to secure the indebtedness. If such indebtedness were to be accelerated, our assets may not be sufficient to repay in full our secured indebtedness and we could be forced into bankruptcy or liquidation.

In addition, the credit agreements that govern the NewPage ABL Facility or the NewPage Term Loan Facility contain a number of restrictive covenants that impose operating and financial restrictions, and may limit our ability to engage in acts that may be in our long-term best interests, including, among other things, restrictions on our ability to incur debt, incur liens, pay dividends or make certain restricted payments, prepay, redeem or repurchase certain indebtedness, make investments, enter into mergers, consolidations or asset dispositions and engage in transactions with affiliates. The credit agreement that governs the NewPage ABL Facility also requires NewPage to conditionally maintain a minimum fixed charge coverage ratio.

Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future because the terms of the instruments governing our debt securities and credit agreements do not fully prohibit us or our subsidiaries from doing so. In addition, subject to covenant compliance and certain conditions, our ABL Facility and our Cash Flow Facility permit borrowing of up to approximately an additional $35 million, and the NewPage ABL Facility permits borrowing of up to approximately an additional $155 million (as of March 31, 2015). If new indebtedness is added to our and our subsidiaries’ current debt levels, the related risks that we and they now face could intensify.

A downgrade in our debt ratings could result in increased interest and other financial expenses related to future borrowings, and could further restrict our access to additional capital or trade credit.

Standard and Poor’s Ratings Services and Moody’s Investors Service maintain credit ratings for us. Each of these ratings is currently below investment grade. Any decision by these or other ratings agencies to downgrade such ratings in the future could result in increased interest and other financial expenses relating to our future borrowings, and could restrict our ability to obtain financing on satisfactory terms. In addition, any further downgrade could restrict our access to, and negatively impact the terms of, trade credit extended by our suppliers of raw materials.

An investment in our debt could lose value as a result of a downgrade in our debt ratings and the volatility of the trading prices of our publicly traded debt securities.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to our notes. We cannot assure you that any such disruptions may not adversely affect the prices at which you may sell your notes. In addition, subsequent to their initial issuance, our notes may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar notes, our performance and other factors.

Lenders under our credit facilities may not fund their commitments.

Although the lenders under our revolving credit facilities are well-diversified, there can be no assurance that deterioration in the credit markets or overall economy will not affect the ability of our lenders to meet their funding commitments. If a lender fails to honor its commitment under the revolving credit facilities, that portion of the credit facilities will be unavailable to the extent that the lender’s commitment is not replaced by a new commitment from an alternate lender.

Additionally, our lenders have the ability to transfer their commitments to other institutions, and the risk that committed funds may not be available under distressed market conditions could be exacerbated if consolidation of the commitments under our revolving credit facilities or among its lenders were to occur.

Risks Related to the Notes

The issuance of the notes and the granting of the liens in respect of the second priority adjustable notes could be wholly or partially voided as preferential or fraudulent transfer by a bankruptcy court.

Under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a court may avoid any transfer of an interest of a debtor in property, or any obligation incurred by a debtor, if among other things, the debtor conveyed the assets with an actual intent to hinder, delay or defraud its creditors, or the debtor received less than reasonably equivalent value in exchange for such transfer or obligation, and the debtor (a) was insolvent or rendered insolvent by reason of such incurrence; (b) was engaged in a business or transaction for which the debtor’s remaining assets constituted unreasonably small capital; or (c) intended to incur, or believed that it would incur, debts beyond its ability to pay as such debts mature. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. A court may “collapse” the component steps of the restructuring into a single set of integrated transactions to determine whether the restructuring overall effected a fraudulent transfer. The transfers and obligations in respect of the relating to the issuance of the original notes (the “Debt Exchange Offers”) may be subject to avoidance under state fraudulent transfer laws or if we become the subject of a bankruptcy proceeding if a court concludes that we issued the original notes or granted the liens securing the second priority adjustable notes for less than reasonably equivalent value or fair consideration, other elements of the statutes are satisfied, and no applicable defense exists. In the Debt Exchange Offers, we did not receive any cash proceeds. A court may find that the tender of the Old Second Lien Notes and the Old Subordinated Notes does not constitute reasonably equivalent value or fair consideration for the original notes.

If a bankruptcy petition were filed by or against us, holders of the notes may have their claims allowed in a lesser amount than the face amount of their claims under the indentures governing the notes.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the consummation of the exchange offers, the allowed claim of any holder of the second priority adjustable notes or the adjustable subordinated notes for the principal amount of such notes may be limited to an amount equal to the sum of:

•	the original issue price for the second priority adjustable notes and the adjustable subordinated notes; and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code, if any.

Bankruptcy courts have not developed a uniform method for determining the original issue price of new notes in an exchange offer. Rather, the facts and circumstances of the particular issuance appear to dictate how the original issue price of new notes is determined. Measures of the original issue price of new notes in an exchange offer have included the fair market value of the notes being exchanged (i.e., old notes) at the time of the exchange and the selling price of new notes on their first day of trading.

Recently, the U.S. Bankruptcy Court for the Southern District of New York ruled that unamortized original issue discount generated by a fair value debt exchange would not be disallowed in bankruptcy as a claim for unmatured interest. However, this decision may be subject to appeal and is not binding on courts in other jurisdictions. Accordingly, any original issue discount that was not amortized as of the date of the bankruptcy filing may be disallowed as unmatured interest in bankruptcy. Thus, holders of the notes under these circumstances may have their claims allowed in a lesser amount than the face amount of their claims would be under the terms of the applicable indenture, even if sufficient funds are available to pay such holders the unamortized portion of any original issue discount as of the bankruptcy filing.

If the Issuers default on their obligations to pay their indebtedness, the Issuers may not be able to make payments on the notes.

Any default under the agreements governing the Issuers’ indebtedness, including a default under the ABL Facility, the First Lien Notes, the New First Lien Notes, the Secured Notes, the Cash Flow Facility or any future indebtedness (including indebtedness assumed by us as a result of the NewPage acquisition), that is not waived by the holders of such indebtedness, and the remedies sought by the holders of such indebtedness, could make it difficult for the Issuers to pay principal, premium, if any, and interest on the notes and could substantially decrease the market value of the notes. If the Issuers are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on their indebtedness, or if the Issuers otherwise fail to comply with the various covenants, including operating covenants, in the instruments governing their indebtedness (including covenants in the ABL Facility, and the Cash Flow Facility and in the indenture governing the First Lien Notes, the New First Lien Notes and the Secured Notes, the Issuers could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under the ABL Facility or the Cash Flow Facility or such other indebtedness could elect to terminate their commitments, cease making further loans and initiate proceedings against the Issuers’ assets, and the Issuers could be forced into bankruptcy or liquidation. If the Issuers’ breach their covenants under the ABL Facility or the Cash Flow Facility or their other indebtedness and seek a waiver, the Issuers may not be able to obtain a waiver from the required lenders or requisite holders. If this occurs, the Issuers would be in default under the instrument governing that indebtedness, the lenders or holders could exercise their rights, as described above, and the Issuers could be forced into bankruptcy, insolvency or liquidation.

The Issuers may not have the ability to raise the funds necessary to finance the change of control offer required by the indentures.

Upon the occurrence of certain kinds of change of control events, the Issuers will be required to offer to repurchase all outstanding notes at 101% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, to the date of repurchase. Similar change of control offer requirements are applicable to the Issuers’ notes issued under their other indentures. It is possible that the Issuers will not have sufficient funds at the time of the change of control to make the required repurchase of notes or their other notes. The occurrence of a change of control would also constitute an event of default under the ABL Facility and the Cash Flow Facility and could constitute an event of default under the Issuers’ other indebtedness. The Issuers’ bank lenders may have the right to prohibit any such purchase or redemption, in which event the Issuers will seek to obtain waivers from the required lenders under the ABL Facility and the Cash Flow Facility and the Issuers’ other indebtedness, but may not be able to do so.

We can enter into transactions like recapitalizations, reorganizations and other highly leveraged transactions that do not constitute a change of control but that could adversely affect the holders of the notes.

Certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a change of control under the indentures governing the notes and the indentures governing our other notes. Therefore, we could, in the future, enter into certain transactions, including acquisitions, reorganizations, refinancings or other recapitalizations, that would not constitute a change of control under such indentures, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received or prevent the noteholders from receiving payments.

If we or a guarantor becomes a debtor in a case under the Bankruptcy Code or encounters other financial difficulty, under federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a court may void, subordinate or otherwise decline to enforce the notes, a guarantee may be voided, or claims in respect of a guarantee may be subordinated to all other debts of that guarantor. The guarantees may be voided as fraudulent transfers if the guarantor, at the time it incurred the indebtedness evidenced by its guarantee, received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

The court might also avoid such guarantee, without regard to the above factors, if it found that the subsidiary entered into its guarantee with actual or deemed intent to hinder, delay, or defraud its creditors. A court would likely find that a guarantor did not receive reasonably equivalent value or fair consideration for its guaranty and security agreements if the guarantor did not substantially benefit directly or indirectly from the issuance of the notes. Because the guarantees are for our benefit and only indirectly for the benefit of the guarantors, a court could conclude that the guarantors received less than fully equivalent value.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•	if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Each guaranty contains a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guaranty to be a fraudulent transfer. This provision may not be effective to protect the guaranties from being voided under fraudulent transfer law, or may reduce or eliminate the guarantor’s obligation to an amount that effectively makes the guaranty worthless. In a recent Florida bankruptcy case, a similar provision was found to be ineffective to protect the guarantees.

We cannot assure you as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard. Sufficient funds to repay the notes may not be available from other sources, including the remaining issuers or guarantors, if any. If a court avoided such guarantee, you would no longer have a claim against such subsidiary or the collateral granted by such subsidiary to secure its guarantee. In addition, the court might direct you to repay any amounts already received from such subsidiary. If the court were to avoid any guarantee, we cannot assure you that funds would be available to pay the related notes from another subsidiary or from any other source.

In the event of our bankruptcy, the ability of the holders of the second priority adjustable notes to realize upon the Collateral will be subject to certain bankruptcy law limitations and limitations under the intercreditor agreements.

The ability of holders of the second priority adjustable notes to realize upon the Collateral will be subject to certain bankruptcy law limitations in the event of our bankruptcy. Under applicable U.S. federal bankruptcy laws, secured creditors are prohibited from, among other things, repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval, which may not be obtained. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to retain collateral, including cash collateral, even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” During the pendency of a bankruptcy case, a secured creditor may be entitled to request “adequate protection” to protect the value of the secured creditor’s interest in its collateral, but the adequate protection, if any, actually provided to a secured creditor may vary according to the circumstances. Adequate protection may include cash payments or the granting of additional security. Following notice and a hearing, the bankruptcy court may award adequate protection to secured creditors based upon diminution in value of the collateral as a result of the debtor’s use, sale or lease of such collateral during the pendency of the bankruptcy case or the imposition of the automatic stay. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a U.S. bankruptcy court and the terms of the intercreditor agreement, we cannot predict whether or when the collateral agent and trustee under the indenture for the second priority adjustable notes could foreclose upon or sell the collateral or whether or to what extent holders of second priority adjustable notes would be compensated for any delay in payment or loss of value of the collateral through the requirement of “adequate protection.”

Any disposition of the collateral during a bankruptcy case would also require permission from the bankruptcy court. Furthermore, in the event a bankruptcy court determines the value of the collateral is not sufficient to repay all amounts due on debt which is to be repaid first out of the proceeds of collateral, the holders of the notes would hold a secured claim to the extent of the value of such collateral to which the holders of the notes are entitled and unsecured claims with respect to such shortfall. The Bankruptcy Code only permits the payment and accrual of post-petition interest, costs and attorney’s fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of its collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the collateral. Finally, under the intercreditor agreements, the holders of the second priority adjustable notes will waive a significant number of rights ordinarily accruing to secured creditors in bankruptcy. These waivers could adversely impact the ability of the holders of the second priority adjustable notes to recover amounts owed to them in a bankruptcy proceeding.

An active trading market may not develop for the notes.

The second priority adjustable notes and the adjustable subordinated notes are new issues of securities and will not be fungible with the Old Second Lien Notes or Old Subordinated Notes, respectively. There is no established public trading market for the notes, and an active trading market may not develop. We do not intend to apply for the notes to be listed on any securities exchange. As a result, there may be limited liquidity of any trading market that does develop for the notes. In addition, the liquidity of the trading market in the notes and the market prices quoted for such notes may be adversely affected by changes in the overall market for this type of security and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a consequence, an active trading market may not develop for the notes, holders may not be able to sell their notes, or, even if they can sell their notes, they may not be able to sell them at acceptable prices.

We may not have the ability to repay or refinance the notes at maturity.

Substantially all of our other indebtedness, including our First Lien Notes, our New First Lien Notes, our Secured Notes, our ABL Facility, our Cash Flow Facility, as well as the NewPage Term Loan Facility, will mature prior to August 1, 2020, the maturity dates of the notes. Therefore, we will be required to repay substantially all of our other creditors before we are required to repay a portion of the interest due on, and the principal of, the notes. As a result, we may not have sufficient cash to repay all amounts owing on the notes at maturity. There can be no assurance that we will have the ability to borrow or otherwise raise the amounts necessary to repay or refinance such amounts.

Your right to receive payments on the adjustable subordinated notes and the guarantees will be subordinated in right of payment to all of our existing and future senior debt.

The adjustable subordinated notes and the guarantees thereof rank behind all of our and our guarantors’ existing senior indebtedness and secured indebtedness (to the extent of the collateral securing such indebtedness)

and all of our and their future indebtedness, except any future indebtedness that expressly provides that it ranks equal with, or is subordinated in right of payment to, the adjustable subordinated notes and the guarantees thereof (including the Old Subordinated Notes). As a result, upon any distribution to our creditors or the creditors of the guarantors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the guarantors or our or their property, the holders of our and the guarantors’ senior indebtedness will be entitled to be paid in full in cash and before any payment may be made with respect to the adjustable subordinated notes or the guarantees thereof.

In addition, all payments on the adjustable subordinated notes and the guarantees thereof will be blocked in the event of a payment default on our designated senior indebtedness and may be blocked for up to 179 consecutive days in the event of certain non-payment defaults on our designated senior indebtedness, as described in the indenture relating to the adjustable subordinated notes.

In the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding relating to us or the guarantors, holders of the adjustable subordinated notes will participate with trade creditors and all other holders of our and the guarantors’ senior subordinated indebtedness in the assets remaining after we and the guarantors have paid all of our and their senior indebtedness. However, because the indenture governing the adjustable subordinated notes will require that amounts otherwise payable to holders of the adjustable subordinated notes and guarantees thereof in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of the adjustable subordinated notes and guarantees thereof may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we and the guarantors may not have sufficient funds to pay all of our creditors and holders of adjustable subordinated notes and guarantees thereof may receive less, ratably, than the holders of our senior indebtedness.

The additional principal amount of second priority adjustable notes or adjustable subordinated notes resulting from the second priority notes PIK interest or the subordinated notes PIK interest will accrue interest at the same interest rate as the second priority adjustable notes or the adjustable subordinated notes and there is no assurance that we will be able to discharge this indebtedness at or prior to its maturity date.

The additional principal amount of second priority adjustable notes or adjustable subordinated notes resulting from the second priority notes PIK interest or subordinated notes PIK interest will accrue interest at the same interest rate as the second priority adjustable notes or the adjustable subordinated notes and there is no assurance that we will be able to discharge this indebtedness at or prior to its maturity date. While we may seek to refinance the second priority adjustable notes or the adjustable subordinated notes (including the additional principal amounts resulting from second priority notes PIK interest or subordinated notes PIK interest) prior to their maturity date, there is no assurance that we will be able to obtain new financing on terms acceptable to us.

The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes.

The notes will be treated as contingent payment debt instruments for U.S. federal income tax purposes. Accordingly, a holder subject to U.S. federal income taxation generally will be required to accrue original issue discount (“OID”), regardless of their method of accounting for U.S. federal income tax purposes, on a note at the “comparable yield.” Such OID accruals may be in advance of the receipt of cash payments to which such income is attributable. Furthermore, such a holder may recognize ordinary income, rather than capital gain, upon a sale, exchange, retirement or other taxable disposition of a note at a gain. See “Certain U.S. Federal Income Tax Considerations.”

The second priority adjustable notes and related guarantees will be secured by liens on the Collateral that will be junior in priority to those that will secure the Issuers’ and the guarantors’ obligations under the First Lien Notes, the New First Lien Notes, the Secured Notes, the ABL Facility and the Cash Flow Facility and will be structurally subordinated to indebtedness of any non-guarantor restricted subsidiaries.

The second priority adjustable notes and related guarantees will be secured by liens on the Collateral that will be junior in priority to those that will secure the Issuers’ and the guarantors’ obligations under the First Lien

Notes, the New First Lien Notes, the Secured Notes, the ABL Facility and the Cash Flow Facility, and guarantees in respect of any of the foregoing. As a result, the second priority adjustable notes and related guarantees will be effectively junior to the Issuers’ and the guarantors’ obligations under the First Lien Notes, the New First Lien Notes, the Secured Notes, the ABL Facility and the Cash Flow Facility, and guarantees in respect of any of the foregoing.

The holders of obligations secured by higher-priority security interests in the Collateral will be entitled to receive proceeds from any realization of such Collateral to repay their obligations in full before the holders of second priority adjustable notes will be entitled to any recovery from the Collateral. In the event of a foreclosure, the proceeds from the sale of all of such Collateral may not be sufficient to satisfy the amounts outstanding under the second priority adjustable notes and other obligations secured by liens on the Collateral of equal priority to those securing the second priority adjustable notes, if any, after payment in full of all obligations secured by higher-priority liens on the Collateral. If such proceeds are not sufficient to repay amounts outstanding under second priority adjustable notes, then holders of second priority adjustable notes (to the extent not repaid from the proceeds of the sale of the Collateral) would only have an unsecured claim against our remaining assets, which claim will rank equal in priority to the unsecured and unsubordinated claims with respect to any unsatisfied portion of the obligations secured by higher-priority liens and our other unsecured senior indebtedness.

In addition, none of the assets of the NewPage Subsidiaries constitute collateral for the second priority adjustable notes and the second priority adjustable notes are structurally subordinated to the indebtedness of any non-guarantor restricted subsidiaries, including current and future indebtedness of the NewPage Subsidiaries.

The provisions set forth in the intercreditor agreements will substantially limit the rights of the holders of second priority adjustable notes with respect to the Collateral securing second priority adjustable notes.

The rights of the holders of second priority adjustable notes with respect to the Collateral securing second priority adjustable notes will be substantially limited pursuant to the provisions of the intercreditor agreements. Under those provisions, at any time that obligations that have the benefit of higher-priority liens are outstanding, any actions that may be taken in respect of the Collateral, including the ability to cause the commencement of enforcement proceedings against the Collateral and to control the conduct of such proceedings, and the approval of amendments to, releases of Collateral from the lien of, and waivers of past defaults under, the Collateral documents, will be at the direction of the holders of the obligations secured by such higher-priority liens. The trustee, on behalf of the holders of second priority adjustable notes, will not have the ability to control or direct such actions, even if the rights of the holders of second priority adjustable notes are adversely affected. Additional releases of Collateral from the lien securing the second priority adjustable notes and related guarantees are permitted under some circumstances. The holders will also waive certain rights normally accruing to secured creditors in a bankruptcy. See “Description of Second Priority Exchange Notes—Security for the Notes.”

Holders of second priority adjustable notes will not control decisions regarding the Collateral.

Pursuant to the intercreditor agreements, the collateral agents for the holders of obligations secured by higher-priority liens on the Collateral, including the First Lien Notes, the New First Lien Notes, the ABL Facility, and the Cash Flow Facility (collectively, the “Senior Debt”) and guarantees in respect of any of the foregoing, will control substantially all matters related to the Collateral. The holders of the those obligations secured by higher-priority liens may cause the collateral agents to dispose of, release or foreclose on, or take other actions with respect to the Collateral with which holders of the second priority adjustable notes may disagree or that may be contrary to the interests of holders of the second priority adjustable notes. To the extent Collateral is released from securing the obligations secured by higher-priority liens upon the discharge in full of the Senior Debt, the liens securing the second priority adjustable notes will also automatically be released (other than in the case of the discharge of all such higher-priority lien obligations during the continuation of an event of default with respect to the second priority adjustable notes, except to the extent such Collateral was disposed of in order to repay the obligations secured by such higher-priority liens). In addition, the security documents generally provide that, so long as such higher-priority lien obligations are in effect, the holders of those obligations may change, waive, modify or vary the security documents without the consent of the holders of the second priority adjustable notes, provided that any such change, waiver or modification does not materially adversely affect the rights of the holders of the second priority adjustable notes and not the other secured creditors in a like or similar manner. See “Description of Second Priority Exchange Notes.”

There are circumstances other than repayment or discharge of the second priority adjustable notes under which the Collateral securing the second priority adjustable notes and guarantees will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, Collateral securing the second priority adjustable notes will be released automatically, including:

•	if the liens are released by the holders of the First-Priority Lien Obligations (as defined in the “Description of Second Priority Exchange Notes”);

•	a sale, transfer or other disposition of such Collateral in a transaction not prohibited under the indenture;

•	with respect to Collateral held by a guarantor, upon the release of such guarantor from its guarantee in accordance with the indenture; and

•	with respect to Collateral that is capital stock, upon the dissolution of the issuer of such capital stock in accordance with the indenture.

Furthermore, the various intercreditor arrangements applicable to the second priority adjustable notes, the guarantees and the liens securing them will generally impose significant limitations on the ability of holders of the second priority adjustable notes or the collateral agent to take enforcement actions with respect to such liens until all obligations secured by senior-ranking Liens are discharged. Therefore, until such time, the various agents and holders of senior lien obligations could take actions with respect to the Collateral to which holders of second priority adjustable notes might not give their consent.

In addition, the guarantee of a subsidiary guarantor will be automatically released to the extent it is released in connection with a sale of such subsidiary guarantor in a transaction not prohibited by the indenture.

The indenture governing the second priority adjustable notes also permits us to designate one or more of our restricted subsidiaries that is a guarantor of the second priority adjustable notes as an unrestricted subsidiary. If we designate a subsidiary guarantor as an unrestricted subsidiary for purposes of the second priority adjustable notes, all of the liens on any Collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the second priority adjustable notes by such subsidiary or any of its subsidiaries will be released under the indenture governing the second priority adjustable notes. Designation of an unrestricted subsidiary will reduce the aggregate value of the Collateral securing the second priority adjustable notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a claim on the assets of such unrestricted subsidiary and its subsidiaries that is senior to the claim of the holders of the second priority adjustable notes. See “Description of Second Priority Exchange Notes—Security for the Notes.”

The imposition of certain permitted liens will cause the assets on which such liens are imposed to be excluded from the Collateral securing the second priority adjustable notes and the guarantees. There are certain other categories of property that are also excluded from the Collateral.

The indenture governing the second priority adjustable notes permits liens in favor of third parties to secure additional debt, including purchase money indebtedness and capital lease obligations, and any assets subject to such liens will be automatically excluded from the Collateral securing the second priority adjustable notes and the guarantees. Our ability to incur purchase money indebtedness and capital lease obligations is subject to the limitations as described in “Description of Second Priority Exchange Notes.” In addition, certain categories of assets are excluded from the Collateral securing the second priority adjustable notes and the guarantees. Excluded assets include the assets of our non-guarantor subsidiaries, securities of our subsidiaries to the extent such liens would require financial statements of such subsidiaries pursuant to Rule 3-16 of Regulation S-X, certain properties that do not secure our other indebtedness, leaseholds and motor vehicles, and the proceeds from any of the foregoing. See “Description of Second Priority Exchange Notes—Security for the Notes.” If an event of default occurs and the second priority adjustable notes are accelerated, the second priority adjustable notes and the guarantees will rank equally with the holders of other unsubordinated and unsecured indebtedness of the relevant entity with respect to such excluded property.

It may be difficult to realize the value of the Collateral securing the second priority adjustable notes.

The Collateral securing the second priority adjustable notes is subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the trustee for the second priority adjustable notes and any other creditors that have the benefit of first-liens on the Collateral securing the second priority adjustable notes from time to time, whether on or after the date the second priority adjustable notes are issued. The dealer managers for the Debt Exchange Offers have not analyzed the effect of, nor participated in any negotiations relating to, such exceptions, defects, encumbrances, liens and other imperfections. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the Collateral securing the second priority adjustable notes as well as the ability of the collateral agent to realize or foreclose on such Collateral.

The security interest of the collateral agent is also subject to practical problems generally associated with the realization of security interests in the Collateral. For example, the collateral agent may need to obtain the consent of a third party to obtain or enforce a security interest in a contract. We cannot assure you that the collateral agent will be able to obtain any such consent. We also cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the collateral agent may not have the ability to foreclose upon those assets and the value of the Collateral may significantly decrease.

In addition, our business requires numerous federal, state and local permits and licenses. Continued operation of properties that are the Collateral for the second priority adjustable notes depends on the maintenance of such permits and licenses may be prohibited. Our business is subject to substantial regulations and permitting requirements and may be adversely affected if we are unable to comply with existing regulations or requirements or changes in applicable regulations or requirements. In the event of foreclosure, the transfer of such permits and licenses may be prohibited or may require us to incur significant cost and expense. Further, we cannot assure you that the applicable governmental authorities will consent to the transfer of all such permits. If the regulatory approvals required for such transfers are not obtained or are delayed, the foreclosure may be delayed, a temporary shutdown of operations may result and the value of the Collateral may be significantly decreased.

Delivery of security interests in certain Collateral after the issue date increases the risk that the mortgages or other security interests could be avoidable in bankruptcy.

Certain Collateral, including real property and after-acquired property, was and will be secured after the issue date of the second priority adjustable notes. If the grantor of such security interest were to become subject to a bankruptcy proceeding, any mortgage or security interest in certain Collateral delivered after the issue date of the second priority adjustable notes would face a greater risk than security interests in place on the issue date of being avoided by the pledgor (as debtor in possession) or by its trustee in bankruptcy as a preference under bankruptcy law if certain events or circumstances exist or occur, including if the pledgor is insolvent at the time of the pledge, the pledge permits the holders of the second priority adjustable notes to receive a greater recovery than if the pledge had not been given and a bankruptcy proceeding in respect of the pledgor is commenced within 90 days following the pledge, or, in certain circumstances, a longer period. To the extent that the grant of any such mortgage or other security interest is avoided as a preference, you would lose the benefit of the mortgage or security interest.

State law may limit the ability of the trustee and the holders of the second priority adjustable notes to foreclose on real property and improvements included in the Collateral.

The second priority adjustable notes will be secured by, among other things, liens on real property and improvements located in various states. State laws may limit the ability of the collateral agent to foreclose on the improved real property collateral located therein. State laws govern the perfection, enforceability and foreclosure of mortgage liens against real property which secure debt obligations such as the second priority adjustable notes. These laws may impose procedural requirements for foreclosure different from and necessitating a longer time period for completion than the requirements for foreclosure of security interests in personal property. Debtors may have the right to reinstate defaulted debt (even if it has been accelerated) before the foreclosure date by paying the past due amounts and a right of redemption after foreclosure. Governing law may also impose security first and one form of action rules, which rules can affect the ability to foreclose or the timing of foreclosure on real and personal property Collateral regardless of the location of the Collateral and may limit the right to recover a deficiency following a foreclosure.

The holders of the second priority adjustable notes and the trustee also may be limited in their ability to enforce a breach of the “no liens” covenant. Some decisions of certain state courts have placed limits on a lender’s ability to accelerate debt as a result of a breach of this type of a covenant. Under these decisions, a lender seeking to accelerate debt secured by real property upon breach of covenants prohibiting the creation of certain junior liens or leasehold estates may need to demonstrate that enforcement is reasonably necessary to protect against impairment of the lender’s security or to protect against an increased risk of default. Although the foregoing court decisions may have been preempted, at least in part, by certain federal laws, the scope of such preemption, if any, is uncertain. Accordingly, a court could prevent the trustee and the holders of the second priority adjustable notes from declaring a default and accelerating the second priority adjustable notes by reason of a breach of this covenant, which could have a material adverse effect on the ability of holders to enforce the covenant.

The Collateral is subject to casualty risks.

We intend to continue to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the pledged Collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the second priority adjustable notes and the guarantees.

Your rights in the Collateral may be adversely affected by the failure to perfect security interests in Collateral.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens in the Collateral securing the second priority adjustable notes may not be perfected with respect to the claims of the second priority adjustable notes if the collateral agent or its designee or predecessor did not take the actions necessary to perfect any of these liens on or prior to the date of the indenture governing the second priority adjustable notes. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, equipment subject to a certificate and certain proceeds, can only be perfected at the time such property and rights are acquired and identified. We and our guarantors have limited obligations to perfect the noteholders’ security interest in specified Collateral. There can be no assurance that the trustee or the collateral agent for the second priority adjustable notes will monitor, or that we will inform such trustee or collateral agent of, the future acquisition of property and rights that constitute Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired Collateral. The collateral agent for the second priority adjustable notes has no obligation to monitor the acquisition of additional property or rights that constitute Collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the Collateral or the priority of the security interest in favor of the second priority adjustable notes against third parties.

Bankruptcy laws may limit your ability to realize value from the Collateral.

The right of the collateral agent to repossess and dispose of the Collateral upon the occurrence of an event of default under the second priority adjustable notes is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us before the collateral agent repossessed and disposed of the Collateral. Upon the commencement of a case under the bankruptcy code, a secured creditor such as the collateral agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval, which may not be given.

Moreover, the bankruptcy code permits the debtor to continue to retain and use Collateral even though the debtor is in default under the applicable debt instruments, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the Collateral as of the commencement of the bankruptcy case and may include cash payments or the granting of additional security if and at such times as the bankruptcy court in its discretion determines that the value of the secured creditor’s interest in the Collateral is declining during the pendency of the bankruptcy case. A bankruptcy court may determine that a secured creditor may not require compensation for a diminution in the value of its Collateral if the value of the Collateral exceeds the debt it secures. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary power of a bankruptcy court, it is impossible to predict:

•	how long payments under the second priority adjustable notes could be delayed following commencement of a bankruptcy case;

•	whether or when the collateral agent could repossess or dispose of the Collateral;

•	the value of the Collateral at the time of the bankruptcy petition; or

•	whether or to what extent holders of the second priority adjustable notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.”

Any disposition of the Collateral during a bankruptcy case would also require permission from the bankruptcy court. Furthermore, in the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on debt that is to be repaid first out of the proceeds of Collateral, the holders of the second priority adjustable notes would hold a secured claim to the extent of the value of such Collateral to which the holders of the second priority adjustable notes are entitled and unsecured claims with respect to such shortfall. The bankruptcy code only permits the payment and accrual of post-petition interest, costs and attorney’s fees to a secured creditor during a debtor’s bankruptcy case to the extent the value of its Collateral is determined by the bankruptcy court to exceed the aggregate outstanding principal amount of the obligations secured by the Collateral. Finally, in the intercreditor agreements, the holders of the second priority adjustable notes will waive a significant number of rights ordinarily accruing to secured creditors in bankruptcy. See “Description of Second Priority Exchange Notes—Intercreditor Agreements.”

The value of the Collateral securing the second priority adjustable notes may not be sufficient to satisfy our obligations under the second priority adjustable notes.

No appraisal of the value of the Collateral has been made in connection with this offering, and the fair market value of the Collateral is subject to fluctuations based on factors that include, among others, general economic conditions and similar factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time, the timing and the manner of the sale and the availability of buyers. By their nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, the Collateral may not be sold in a timely or orderly manner, and the proceeds from any sale or liquidation of this Collateral may not be sufficient to pay our obligations under the second priority adjustable notes.

To the extent that liens securing obligations under our and the guarantors’ obligations under the First Lien Notes, the New First Lien Notes, the Secured Notes, the ABL Facility and the Cash Flow Facility, and guarantees in respect of any of the foregoing, pre-existing liens, liens permitted under the indenture and other rights, including liens on excluded assets, such as those securing purchase money obligations and capital lease obligations granted to other parties (in addition to the holders of any other obligations secured by higher priority liens), encumber any of the Collateral securing the second priority adjustable notes and the guarantees, those parties may have or may exercise rights and remedies with respect to the Collateral that could adversely affect the value of the Collateral and the ability of the collateral agent, the trustee under the second priority adjustable notes or the holders of the second priority adjustable notes to realize or foreclose on the Collateral. Under the security documents, any of the bank lenders, the trustee under the indentures for the First Lien Notes, the New First Lien Notes, the Secured Notes or the trustee under the indenture for the second priority adjustable notes may decide to enforce remedies upon an event of default, so that if the bank lenders or the trustee under the indentures for the First Lien Notes, the New First Lien Notes, the Secured Notes elect to enforce, holders of the second priority adjustable notes will not be able to stop that action.

The second priority adjustable notes and the related guarantees will be secured, subject to permitted liens, by a second priority lien in the Collateral that secures the Issuers’ and the guarantors’ obligations under the First Lien Notes, the New First Lien Notes, the Secured Notes, the ABL Facility and the Cash Flow Facility, and guarantees in respect of any of the foregoing. The indenture that governs the second priority adjustable notes permits us to incur additional indebtedness secured by a lien that ranks senior or equally with the second priority adjustable notes. Any such indebtedness may further limit the recovery from the realization of the value of such Collateral available to satisfy holders of the second priority adjustable notes. See “—The second priority adjustable notes and related guarantees will be secured by liens on the Collateral that will be junior in priority to those that will secure the Issuers’ and the guarantors’ obligations under the First Lien Notes, the New First Lien Notes, the Secured Notes, the ABL Facility and the Cash Flow Facility and will be structurally subordinated to indebtedness of any non-guarantor restricted subsidiaries.”

There may not be sufficient Collateral to pay off all amounts we may borrow under the ABL Facility and the Cash Flow Facility, the First Lien Notes, the New First Lien Notes, the Secured Notes, the second priority adjustable notes and additional indebtedness that we may incur that could be secured on a first priority basis or on the same basis as the second priority adjustable notes. Liquidating the Collateral securing the notes may not result in proceeds in an amount sufficient to pay any amounts due under the second priority adjustable notes after also satisfying the obligations to pay any creditors with prior or pari passu liens. If the proceeds of any sale of Collateral are not sufficient to repay all amounts due on the second priority exchange notes, the holders of the second priority adjustable notes (to the extent not repaid from the proceeds of the sale of the Collateral) would have only a senior unsecured, unsubordinated claim against our and the guarantors’ remaining assets.

Risks Related to Our Business

We may not realize the anticipated benefits of the NewPage acquisition.

The rationale for the NewPage acquisition is, in large part, predicated on the ability to realize cost savings through the combination of the two companies. Achieving these cost savings is dependent upon a number of factors, many of which are beyond our control. An inability to realize the full extent of, or any of, the anticipated benefits of the NewPage acquisition could have an adverse effect upon our revenues, expenses, operating results and financial condition.

The NewPage acquisition involves the integration of two companies that have previously operated independently. The success of the NewPage acquisition will depend, in large part, on the ability to realize the synergies expected to be produced from integrating NewPage’s businesses with Verso’s existing business. Although Verso has identified approximately $175 million of pre-tax annualized synergies that are expected to be realized during the first 18 months after the consummation of the NewPage acquisition, there can be no assurance as to when or the extent to which the combined company will be able to realize these increased revenues, cost savings or other benefits. Integration may also be difficult, unpredictable, and subject to delay because of possible company culture conflicts and different opinions on technical decisions and product roadmaps. We must integrate or, in some cases, replace numerous systems, including those involving management information, purchasing, accounting and finance, sales, billing, employee benefits, payroll and regulatory compliance, many of which are dissimilar. In some instances, Verso and NewPage have served the same customers, and some customers may decide that it is desirable to have additional or different suppliers. Such difficulties associated with integration, among others, could have a material adverse effect on the combined company’s business.

Our operating results after the NewPage acquisition may materially differ from the pro forma information presented in our filings.

Our operating results after the NewPage acquisition may be materially different from those shown in the pro forma information in our filings, which represents only a combination of Verso’s historical results with those of NewPage. The assumptions contained therein are based on Verso’s estimates, but they involve risks, uncertainties, projections and other factors that may cause actual results, performance or achievements after the NewPage acquisition to be materially different from any future results, performance or achievements expressed or implied. Any of the assumptions could be inaccurate and, therefore, there can be no assurance that the pro forma financial results or estimated synergies or cost savings will prove to be accurate or that the objectives and plans expressed will be achieved. Any synergies or cost savings that are realized from the NewPage acquisition may differ materially from these estimates. Verso and NewPage cannot provide any assurances that expected synergies will be achieved or cost-savings will be completed as anticipated or at all. Furthermore, the acquisition, financing, integration, restructuring and transaction costs related to the NewPage acquisition could be higher or lower than currently estimated, depending on how difficult it is to integrate Verso’s business with that of NewPage.

We incurred significant costs in connection with the NewPage acquisition and we will continue to incur significant costs in connection with the integration of Verso and NewPage into a combined company, including legal, accounting, financial advisory and other costs.

We have incurred, and may continue to incur, significant costs in connection with the NewPage acquisition, including the fees of our professional advisers. We also will incur integration and restructuring costs following the completion of the NewPage acquisition as our operations are integrated with NewPage’s operations. While management believes that the synergies are achievable, the synergies anticipated to arise from the NewPage acquisition may not be achieved within the time frame expected or at all, and if achieved, may not be sufficient to offset the costs associated with the NewPage acquisition. Unanticipated costs, or the failure to achieve expected synergies, may have an adverse impact on the results of our operations.

The integration process will be complex, costly and time-consuming, and there can be no assurance that the integration efforts will be successful. The difficulties of integrating the businesses may include:

•	employee redeployment, relocation or severance;

•	integration of manufacturing, logistics, information, communications, and other systems;

•	combination of research and development teams and processes;

•	failure to retain customers or arrangements with suppliers; and

•	other unanticipated issues, expenses and liabilities.

Integrating our legacy business with that of NewPage may divert the attention of management away from operations.

The integration of Verso’s and NewPage’s operations, products and personnel may place a significant burden on management and other internal resources. Matters related to the integration may require commitments of time and resources that could otherwise have been devoted to other opportunities that might have been beneficial to us. The diversion of management’s attention, and any difficulties encountered in the transition and integration process, could harm our business, financial conditions and operating results.

As a result of the NewPage acquisition, we may not be able to retain key personnel or recruit additional qualified personnel, which could materially affect our business and require the incurrence of substantial additional costs to recruit replacement personnel.

We are highly dependent on the continuing efforts of our senior management team and other key personnel. As a result of the NewPage acquisition, current and prospective employees could experience uncertainty about their future roles. This uncertainty may adversely affect our ability to attract and retain key management, sales, marketing and technical personnel. Any failure to attract and retain key personnel could have a material adverse effect on our business and require the incurrence of substantial additional costs to recruit replacement personnel.

The industry in which we operate is highly competitive.

The industry in which we operate is highly competitive. Competition is based largely on price. We compete with foreign producers, some of which are lower cost producers than we are or are subsidized by certain foreign governments. We also face competition from numerous North American coated paper manufacturers. Some of our competitors have advantages over us, including lower raw material and labor costs and are subject to fewer environmental and governmental regulations. Furthermore, some of these competitors have greater financial and other resources than we do or may be better positioned than we are to compete for certain opportunities. There is no assurance that we will be able to continue to compete effectively in the markets we serve.

Competition could cause us to lower our prices or lose sales to competitors, either of which could have a material adverse effect on our business, financial condition, and results of operations. In addition, the following factors will affect our ability to compete:

•	product availability;

•	the quality of our products;

•	our breadth of product offerings;

•	our ability to maintain plant efficiencies and to achieve high operating rates;

•	manufacturing costs per ton;

•	customer service and our ability to distribute our products on time; and

•	the availability and/or cost of wood fiber, market pulp, chemicals, energy and other raw materials and labor.

We have limited ability to pass through increases in our costs to our customers. Increases in our costs or decreases in demand and prices for printing and writing paper could have a material adverse effect on our business, financial condition, and results of operations.

Our earnings are sensitive to price changes in coated paper. Fluctuations in paper prices (and coated paper prices in particular) historically have had a direct effect on our net income (loss) and Earnings Before Interest, Taxes, Depreciation and Amortization, or “EBITDA,” for several reasons:

•

Market prices for paper products are a function of supply and demand, factors over which we have limited control. We therefore have limited ability to control the pricing of our products. Market prices of grade No. 3, 60 lb. basis weight paper, which is an industry benchmark for coated freesheet paper pricing, have fluctuated since 2000 from a high of $1,100 per ton to a low of $705 per ton. In addition, market prices of grade No. 5, 34 lb. basis weight paper, which is an industry benchmark for coated groundwood paper pricing, have fluctuated between a high of $1,120 per ton to a low of $795 per ton over the same period. Because market conditions determine the price for our paper products, the price for our products could fall below our cash production costs.

•	Market prices for paper products typically are not directly affected by raw material costs or other costs of sales, and consequently we have limited ability to pass through increases in these raw materials and/or other sales costs to our customers absent increases in the market price. Thus, even though our costs may increase, we may not have the ability to increase the prices for our products, or the prices for our products may decline.

•	The manufacturing of coated paper is highly capital-intensive and a large portion of our operating costs are fixed. Additionally, paper machines are large, complex machines that operate more efficiently when operated continuously. Consequently, both we and our competitors typically continue to run our machines whenever marginal sales exceed the marginal costs, adversely impacting prices at times of lower demand.

Therefore, our ability to achieve acceptable margins is principally dependent on (a) our cost structure, (b) changes in the prices of raw materials, electricity, energy and fuel, which will represent a large component of our operating costs and will fluctuate based upon factors beyond our control and (c) general conditions in the paper market including the demand for paper products, the amount of foreign imports, the amount spent on advertising, the circulation of magazines and catalogs, the use of electronic readers and other devices, and postal rates. Any one or more of these economic conditions could affect our sales and operating costs and could have a material adverse effect on our business, financial condition, and results of operations.

The paper industry is cyclical and North American demand for certain paper products tends to decline during a weak U.S. economy. Fluctuations in supply and demand for our products could materially adversely affect our business, financial condition and results of operations.

The paper industry is a commodity market to a significant extent and is subject to cyclical market pressures. North American demand for coated paper products tends to decline during a weak U.S. economy. Accordingly, general economic and industry conditions and demand for magazines and catalogs may have a material adverse impact on the demand for our products, which may result in a material adverse effect on our business, financial condition and results of operations. Foreign overcapacity also could result in an increase in the supply of paper products available in the North American market. For example, there is significant hardwood capacity coming on line in Brazil in 2014 that is expected to impact pricing, and there is significant excess capacity in Europe, which has led to increased exports from Europe into North America, which has also affected pricing. In addition, a strong U.S. dollar relative to the currencies of foreign countries, such as currently is the case, could lead to an increase in coated paper imports into the United States. An increased supply of paper available in North America could put downward pressure on prices and/or cause us to lose sales to competitors, either of which could have a material adverse effect on our business, financial condition and results of operations.

Developments in alternative media adversely affect the demand for our products.

Trends in advertising, electronic data transmission and storage, and the internet have had and likely will continue to have adverse effects on traditional print media, including the use of and demand for our products and those of our customers. Our magazine and catalog publishing customers may increasingly use (both for content and advertising), and compete with businesses that use, other forms of media and advertising and electronic data transmission and storage, particularly the internet, instead of paper made by us. As the use of these alternative media grows, the demand for our paper products likely will decline.

Rising postal costs could weaken demand for our paper products.

A significant portion of paper is used in periodicals, magazines, catalogs, fliers and other promotional mailings. Many of these materials are distributed through the mail. Future increases in the cost of postage could reduce the frequency of mailings, reduce the number of pages in magazine and advertising materials, and/or cause advertisers, catalog and magazine publishers to use alternate methods to distribute their materials. Any of the foregoing could decrease the demand for our products, which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on a small number of customers for a significant portion of our business. Furthermore, we may have credit exposure to these customers through extension of trade credits.

Our largest customers, Quad/Graphics, Inc. and Central National-Gottesman, Inc. accounted for approximately 14% and 10%, respectively, of our net sales in 2014. In 2014, our ten largest customers (including Quad/Graphics, Inc. and Central National-Gottesman, Inc.) accounted for approximately 61% of our net sales, while our ten largest end-users accounted for approximately 26% of our net sales. The loss of, or reduction in orders from, any of these customers or other customers could have a material adverse effect on our business, financial condition, and results of operations, as could significant customer disputes regarding shipments, price, quality, or other matters.

Furthermore, we extend trade credit to certain of these customers to facilitate the purchase of our products and we rely on these customers’ creditworthiness and ability to obtain credit from lenders. Accordingly, a bankruptcy or a significant deterioration in the financial condition of any of these significant customers could have a material adverse effect on our business, financial condition and results of operations, due to a reduction in purchases, a longer collection cycle or an inability to collect accounts receivable.

We are involved in continuous manufacturing processes with a high degree of fixed costs. Any interruption in the operations of our manufacturing facilities may affect our operating performance.

We run our paper machines on a nearly continuous basis for maximum efficiency. Any downtime at any of our paper mills, including as a result of or in connection with planned maintenance and capital expenditure projects, results in unabsorbed fixed costs that could negatively affect our results of operations for the period in which we experience the downtime. Due to the extreme operating conditions inherent in some of our manufacturing processes, we may incur unplanned business interruptions from time to time and, as a result, we may not generate sufficient cash flow to satisfy our operational needs. In addition, the geographic areas where our production is located and where we conduct our business may be affected by natural disasters, including snow storms, forest fires, and flooding. Such natural disasters could cause our mills to stop running, which could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, during periods of weak demand for paper products, such as the current market, or periods of rising costs, we have experienced and may in the future experience market-related downtime, which could have a material adverse effect on our financial condition and results of operations.

Our operations require substantial ongoing capital expenditures, and we may not have adequate capital resources to fund all of our required capital expenditures.

Our business is capital intensive, and we incur capital expenditures on an ongoing basis to maintain our equipment and comply with environmental laws, as well as to enhance the efficiency of our operations. Our total capital expenditures were $42 million in 2014. We anticipate that our available cash resources, including amounts under our credit facilities, and cash generated from operations will be sufficient to fund our operating needs and capital expenditures for at least the next year. We may also dispose of certain of our non-core assets in order to obtain additional liquidity. However, if we require additional funds to fund our capital expenditures, we may not be able to obtain them on favorable terms, or at all. If we cannot maintain or upgrade our facilities and equipment as we require or as necessary to ensure environmental compliance, it could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to obtain energy or raw materials, including petroleum-based chemicals at favorable prices, or at all, it could have a material adverse effect on our business, financial condition and results of operations.

We purchase energy, wood fiber, market pulp, chemicals and other raw materials from third parties. We may experience shortages of energy supplies or raw materials or be forced to seek alternative sources of supply. If we are forced to seek alternative sources of supply, we may not be able to do so on terms as favorable as our current terms or at all. The prices for energy and many of our raw materials, especially petroleum-based chemicals, have recently been volatile and are expected to remain volatile for the foreseeable future. Chemical suppliers that use petroleum-based products in the manufacture of their chemicals may, due to a supply shortage and cost increase, ration the amount of chemicals available to us and/or we may not be able to obtain the chemicals we need to operate our business at favorable prices, if at all. In addition, certain specialty chemicals that we currently purchase are available only from a small number of suppliers. If any of these suppliers were to cease operations or cease doing business with us in the future, we may be unable to obtain such chemicals at favorable prices, if at all.

The supply of energy or raw materials may be adversely affected by, among other things, natural disasters or an outbreak or escalation of hostilities between the United States and any foreign power, and, in particular, events in the Middle East or weather events such as hurricanes could result in a real or perceived shortage of oil or natural gas, which could result in an increase in energy or chemical prices. In addition, wood fiber is a commodity and prices historically have been cyclical. The primary source for wood fiber is timber. Environmental litigation and regulatory developments have caused, and may cause in the future, significant reductions in the amount of timber available for commercial harvest in Canada and the United States. In addition, future domestic or foreign legislation, litigation advanced by aboriginal groups, litigation concerning the use of timberlands, the protection of endangered species, the promotion of forest biodiversity, and the response to and prevention of wildfires and campaigns or other measures by environmental activists also could affect timber supplies. The availability of harvested timber may further be limited by factors such as fire and fire prevention, insect infestation, disease, ice and wind storms, droughts, floods, and other natural and man-made causes. Additionally, due to increased fuel costs, suppliers, distributors and freight carriers have charged fuel surcharges, which have increased our costs. Any significant shortage or significant increase in our energy or raw material costs in circumstances where we cannot raise the price of our products due to market conditions could have a material adverse effect on our business, financial condition, and results of operations.

Any disruption in the supply of energy or raw materials also could affect our ability to meet customer demand in a timely manner and could harm our reputation. We are expected to have limited ability to pass through increases in our costs to our customers absent increases in market prices for our products, material increases in the cost of our raw materials could have a material adverse effect on our business, financial condition and results of operations. Furthermore, we may be required to post letters of credit or other financial assurance obligations with certain of our energy and other suppliers, which could limit our financial flexibility.

We may not realize certain projected synergies, productivity enhancements or improvements in costs.

As part of our business strategy, we are in the process of identifying opportunities to improve profitability by reducing costs and enhancing productivity. For example, through our continuous process improvement program, we have implemented focused programs to optimize material and energy sourcing and usage, reduce repair costs and control overhead. We will continue to utilize the process improvement program to drive further cost reductions and operating improvements in our mill system, and have targeted additional profitability enhancements in the next twelve months. Any synergies, cost savings or productivity enhancements that we expect to realize from such efforts may differ materially from our estimates. In addition, any synergies, cost savings or productivity enhancements that we realize may be offset, in whole or in part, by reductions in pricing or volume, or through increases in other expenses, including raw material, energy or personnel. We cannot assure you that these initiatives will be completed as anticipated or that the benefits we expect will be achieved on a timely basis or at all. Our calculation of pro forma Adjusted EBITDA includes adjustments for cost savings expected to be realized from these initiatives. Although our management believes these estimates and assumptions to be reasonable, investors should not place undue reliance upon the calculation of pro forma Adjusted EBITDA given how it is calculated and the possibility that the underlying estimates and assumptions may ultimately not reflect actual results.

Our business may suffer if we do not retain our senior management.

We depend on our senior management. The loss of services of members of our senior management team could adversely affect our business until suitable replacements can be found. There may be a limited number of persons with the requisite skills to serve in these positions and we may be unable to locate or employ qualified personnel on acceptable terms. In addition, our future success requires us to continue to attract and retain competent personnel.

Work stoppages and slowdowns and legal action by our unionized employees may have a material adverse effect on our business, financial condition, and results of operations.

As of December 31, 2014, approximately 4% of our employees were represented by labor unions at one of our mills, which was classified as held for sale (see Item 2, Properties). We have three collective bargaining agreements with the labor unions at that site. Two of these agreements will expire on April 30, 2015; an additional agreement will expire on October 31, 2015, however, as December 31, 2014 there were no employees represented under the additional agreement. We may become subject to material cost increases as a result of action taken by the labor unions. This could increase expenses in absolute terms and/or as a percentage of net sales. In addition, although we believe we have good relations with our employees, work stoppages or other labor disturbances may occur in the future. Any of these factors could negatively affect our business, financial condition and results of operations.

The failure of our information technology and other business support systems could have a material adverse effect on our business, financial condition and results of operations.

Our ability to effectively monitor and control our operations depends to a large extent on the proper functioning of our information technology and other business support systems. If our information technology and other business support systems were to fail, it could have a material adverse effect on our business, financial condition and results of operations.

We depend on third parties for certain transportation services.

We rely primarily on third parties for transportation of our products to our customers and transportation of our raw materials to us, in particular, by truck and train. If any third-party transportation provider fails to deliver our products in a timely manner, we may be unable to sell them at full value. Similarly, if any transportation provider fails to deliver raw materials to us in a timely manner, we may be unable to manufacture our products on a timely basis. Shipments of products and raw materials may be delayed due to weather conditions, strikes or other events. Any failure of a third-party transportation provider to deliver raw materials or products in a timely manner could harm our reputation, negatively impact our customer relationships and have a material adverse effect on our business, financial condition, and results of operations. In addition, our ability to deliver our products on a timely basis could be adversely affected by the lack of adequate availability of transportation services, especially rail capacity, whether because of work stoppages or otherwise. Furthermore, we may experience increases in the cost of our transportation services, including as a result of rising fuel costs and surcharges (primarily in diesel fuel). If we are not able to pass these increased costs through to our customers, they could have a material adverse effect on our business, financial condition, and results of operations.

We are subject to various environmental, health and safety laws and regulations that could impose substantial costs or other liabilities upon us and may have a material adverse effect on our business, financial condition, and results of operations.

We are subject to a wide range of federal, state, regional, and local general and industry-specific environmental, health and safety laws and regulations, including those relating to air emissions (including greenhouse gases and hazardous air pollutants), wastewater discharges, solid and hazardous waste management and disposal, site remediation and natural resources. Compliance with these laws and regulations, and permits issued thereunder, is a significant factor in our business and may be subject to the same or even increased scrutiny and enforcement actions by regulators. We have made, and will continue to make, significant expenditures to comply with these requirements and permits, which may impose increasingly more stringent standards over time as they are renewed or modified by the applicable governmental authorities. In addition, we handle and dispose of wastes arising from our mill operations and operate a number of on-site landfills to handle that waste. We are required to maintain financial assurance (in the form of letters of credit and other similar instruments) for the projected cost of closure and post-closure care for these landfill operations. We could be subject to potentially significant fines, penalties, criminal sanctions, plant shutdowns, or interruptions in operations for any failure to comply with applicable environmental, health and safety laws, regulations and permits. Moreover, under certain environmental laws, a current or previous owner or operator of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the full cost to investigate or clean up such real property and for related damages to natural resources. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our current or former paper mills, other properties or other locations where we have disposed of, or arranged for the disposal of, wastes.

A 2007 decision of the U.S. Supreme Court held that greenhouse gases are subject to regulation under the Clean Air Act. The Environmental Protection Agency, or “EPA,” has subsequently issued regulations applicable to us that require monitoring of greenhouse gas emissions. The EPA has also issued regulations that require certain new and modified air emissions sources to control their greenhouse gas emissions, which may have a material effect on our operations. The United States Congress has in the past, and may in the future, consider legislation which would also regulate greenhouse gas emissions. It is possible that we could become subject to federal, state, regional, local, or supranational legislation related to climate change, greenhouse gas emissions, cap-and-trade or other emissions.

On January 31, 2013, the EPA published its “National Emissions Standards for Hazardous Air Pollutants for Major Sources: Industrial, Commercial and Institutional Boilers and Process Heaters.” The standards, which are technology-based standards that require the use of Maximum Achievable Control Technology or “MACT” for major sources to comply and is referred to as the “Boiler MACT” rule, govern emissions of air toxics from boilers and process heaters at industrial facilities. Certain of our boilers are subject to the new standards, and we may be required to limit our emissions and/or install additional pollution controls. In addition, on September 11, 2012, the EPA amended its “National Emissions Standards for Hazardous Air Pollutants from the Pulp and Paper Industry,” which is likewise a MACT standard that specifically governs emissions of air toxics from pulp and paper facilities. Compliance costs related to recent EPA rule changes could be material and have an adverse effect on our business, financial condition and results of operations.

Litigation could be costly and harmful to our business.

We are involved from time to time, and may currently be involved in, claims and legal proceedings relating to contractual, employment, environmental, intellectual property and other matters incidental to the conduct of our business. Although we do not believe that any currently pending claims or legal proceedings are likely to result in an unfavorable outcome that would have a material adverse effect on our financial condition or results of operations, we may become involved in such claims and legal proceedings that could result in unfavorable outcomes and could have a material adverse effect on our financial condition and results of operations.

MARKET AND INDUSTRY DATA

Market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms, or other published independent sources. Some data are also based on our good-faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Although we believe these sources are reliable, we have not independently verified the information. Industry prices for coated paper provided in this prospectus are, unless otherwise expressly noted, derived from RISI, Inc. data. “North American” data included in this prospectus that has been derived from RISI, Inc. only includes data from the United States and Canada. Any reference to (a) grade No. 3, grade No. 4 and grade No. 5 coated paper relates to 60 lb. basis weight, 50 lb. basis weight and 34 lb. basis weight, respectively, (b) lightweight coated groundwood paper refers to groundwood paper grades that are a 36 lb. basis weight or less, and (c) ultra-lightweight coated groundwood paper refers to groundwood paper grades that are a 30 lb. basis weight or less. The RISI, Inc. data included in this prospectus has been derived from the following RISI, Inc. publications: RISI World Graphic Paper Forecast, November 2014 and RISI Paper Trader: A Monthly Monitor of the North American Graphic Paper Market, December 2014.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus, including the section entitled “Summary,” contains forward-looking statements. All statements in this prospectus that are not purely historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. These risks and other factors include, among other things, those listed in “Risk Factors” and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as “may,” “might,” “should,” “could,” “expects,” “intends,” “plans,” “project,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “continue,” “assumption” or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in “Risk Factors.” These factors may cause our actual results to differ materially from any forward-looking statement.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date of this prospectus and, except as required under the federal securities laws and the rules and regulations of the SEC, we assume no obligation to update or revise them or to provide reasons why actual results may differ.

We do not undertake any responsibility to release publicly any revisions to these forward-looking statements to take into account events or circumstances that occur after the date of this prospectus. Additionally, we do not undertake any responsibility to update you on the occurrence of any unanticipated events which may cause actual results to differ from those expressed or implied by the forward-looking statements contained in this prospectus.

USE OF PROCEEDS

The exchange offers are intended to satisfy certain of our obligations under the registration rights agreement. We will not receive any proceeds from the issuance of the exchange notes in the exchange offers. In exchange for each of the exchange notes, we will receive original notes in like principal amount. We will retire or cancel all of the original notes tendered in the exchange offers. Accordingly, issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth the cash and cash equivalents and the capitalization of Verso Holdings as of March 31, 2015.

You should read this table in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus, as well as the sections entitled “Summary—Summary Historical Financial Data,” “Use of Proceeds,” “Unaudited Pro Forma Condensed Consolidated Financial Data,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

(Dollars in millions)	As of March 31, 2015
Cash and cash equivalents	$14

Debt:
Verso Paper Holdings LLC
ABL Facility(1)	$47
Cash Flow Facility(2)	47
11.75% Senior Secured Notes due 2019(3)	424
New 11.75% Senior Secured Notes due 2019(4)	658
11.75% Secured Notes due 2019	272
8.75% Second Priority Senior Secured Notes due 2019(5)	96
Second Priority Adjustable Senior Secured Notes(6)	277
11 3⁄8% Senior Subordinated Notes due 2016	41
Adjustable Senior Subordinated Notes(7)	89
Chase NMTC Verso Investment Fund LLC
Loan from Verso Paper Finance Holdings LLC	23
NewPage
NewPage Term Loan(8)	704
NewPage ABL Facility(9)	145

Total debt	2,823
Member’s equity
Paid-in-capital	330
Retained deficit	(1,109)
Accumulated other comprehensive (loss)	(27)

Total member’s deficit	(806)

Total capitalization	$2,017

(1)	The ABL Facility will mature on May 4, 2017. The maximum committed amount under the ABL Facility is $150 million, subject to a borrowing base that is based on a specified percentage of eligible accounts receivable and inventory. As of March 31, 2015, there was $47 million outstanding, $39 million in letters of credit issued and $32 million available for future borrowing. The maximum committed amount under the ABL Facility is subject to increase at our request by up to the greater of (x) $100 million and (y) the excess of the borrowing base over the amount of then-effective commitments at the time of such increase. The ABL Facility bears interest at a floating rate based on a spread over a base rate or a eurocurrency rate. As of March 31, 2015, the weighted average interest rate on our outstanding advances was 4.00%. See “Description of Other Indebtedness—ABL Facility.”
(2)	The Cash Flow Facility will mature on May 4, 2017. The committed amount under the Cash Flow Facility is $50 million, subject to increase at our request by up to $25 million of incremental commitments. As of March 31, 2015, our Cash Flow Facility had $47 million outstanding, no letters of credit issued and $3 million available for future borrowing. See “Description of Other Indebtedness—Cash Flow Facility.”

(3)	These notes are recorded above at their accreted book value which includes the impact of original issue discount and deferred gains related to debt modifications that are recognized over the term of the notes. The face amount of these notes is $418 million.
(4)	These notes were issued with an original issue premium and are recorded above at their accreted book value. The face amount of these notes is $645 million.
(5)	These notes were issued with an original issue discount and are recorded above at their accreted book value. The face amount of these notes is $97 million.
(6)	These notes are recorded above at their accreted book value which includes the deferred gains related to debt modifications that are recognized over the term of the notes. The face amount of these notes is $178 million.
(7)	These notes are recorded above at their accreted book value which includes the deferred gains related to debt modifications that are recognized over the term of the notes. The face amount of these notes is $63 million.
(8)	On February 11, 2014, NewPage replaced its former term loan facility with a $750 million term loan facility. As of March 31, 2015, there was $734 million outstanding under the NewPage Term Loan Facility.
(9)	On February 11, 2014, NewPage replaced its former $350 million asset-based loan facility with the NewPage ABL Facility. As of March 31, 2015, there was $145 million outstanding under the NewPage ABL Facility and approximately $155 million available for future borrowing after giving effect to $38 million of letters of credit outstanding.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On January 3, 2014, Verso Corporation or “Verso”, Verso Merger Sub Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Verso, or “Merger Sub,” and NewPage Holdings Inc., a Delaware corporation, or “NewPage,” entered into an Agreement and Plan of Merger, or the “Merger Agreement,” pursuant to which the parties agreed to merge Merger Sub with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement, with NewPage surviving the merger as an indirect, wholly owned subsidiary of Verso. On January 7, 2015, Verso consummated the previously announced acquisition of NewPage through the merger of Merger Sub, with and into NewPage, or the “NewPage acquisition,” pursuant to the Merger Agreement. As a result of the merger of Merger Sub with and into NewPage, Merger Sub’s separate corporate existence ceased and NewPage continued as the surviving corporation and an indirect, wholly owned subsidiary of Verso.

The following unaudited pro forma condensed combined financial information presents the combined historical consolidated statements of operations of Verso Holdings and the historical consolidated statements of operations of NewPage to reflect the consummation of the NewPage acquisition pursuant to the terms of the Merger Agreement. Verso is the ultimate parent company of Verso Holdings. Unless otherwise noted, references to “we,” “us,” and “our” refer to Verso Holdings. The historical financial statements were prepared in conformity with GAAP. The unaudited pro forma condensed combined financial information is presented in accordance with the rules specified by Article 11 of Regulation S-X promulgated by the SEC, and has been prepared using the assumptions described in the notes thereto. Our unaudited condensed consolidated balance sheet as of March 31, 2015, which reflects the completion of the NewPage acquisition is included elsewhere in this registration statement. The unaudited pro forma condensed combined statements of operations give effect to the NewPage acquisition and the related financing transactions required to effect the NewPage acquisition and the Debt Exchange Offers as if they had occurred as of January 1, 2014.

The following unaudited pro forma consolidated financial information is presented:

•	Unaudited pro forma condensed combined statement of operations of Verso Holdings for the year ended December 31, 2014.

•	Unaudited pro forma condensed combined statement of operations of Verso Holdings for the three months ended March 31, 2015.

The accompanying unaudited pro forma condensed combined financial statements, or the “Pro Forma Statements,” and related notes were prepared using the acquisition method of accounting with Verso considered the acquirer of NewPage for accounting purposes. Accordingly, the consideration paid in the NewPage acquisition has been allocated to assets and liabilities of NewPage based upon their estimated fair values as of the date of completion of the acquisition. Any amount of the consideration that is in excess of the estimated fair values of assets acquired and liabilities assumed will be recorded as goodwill in Verso’s balance sheet after the finalization of the purchase price allocation. The unaudited pro forma condensed combined financial statements have been prepared for illustrative purposes only. The pro forma information is not necessarily indicative of what the combined company’s condensed consolidated financial position or results of operations actually would have been had the pro forma events been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. The pro forma information is based on the assumptions, adjustments and eliminations described in the accompanying notes to the unaudited pro forma combined condensed financial statements. Although management believes that the preliminary purchase price allocation herein is reasonable, there can be no assurance that finalization of such purchase price allocation will not result in material changes from the preliminary purchase price allocation included in the accompanying Pro Forma Statements.

The historical financial statements have been adjusted in the pro forma financial statements to give effects to events that are (1) directly attributable to the pro forma events, (2) factually supportable, and (3) with respect to the statement of operations, expected to have a continuing impact on the combined company. The unaudited pro forma condensed combined statements of operations does not reflect cost savings expected to be realized from the elimination of certain expenses and synergies expected to be created or the costs to achieve such cost savings or synergies. Such costs may be material and no assurance can be given that cost savings or synergies will be realized. In addition, as Verso’s divestiture of the Bucksport mill was not directly attributable to the NewPage acquisition, no pro forma adjustment for the Bucksport divestiture has been made.

The unaudited pro forma condensed combined financial information should be read in conjunction with the historical audited financial statements of NewPage, including the notes thereto, which are included as an Exhibit 99.5 to this registration statement, as well as in conjunction with our historical audited consolidated financial statements as of and for the year ended December 31, 2014 and our historical unaudited condensed financial statements as of and for March 31, 2015 included elsewhere in this registration statement.

Certain reclassifications have been made to the historical presentation of NewPage to conform to the presentation used in the unaudited pro forma condensed combined financial statements. Further review may identify additional differences between the accounting policies of the two companies that, when conformed, could have a material impact on the financial statements of the combined company. However, at this time, we are not aware of any accounting policy differences that would have a material impact on the unaudited pro forma condensed combined financial statements of the combined company that are not reflected in the pro forma adjustments.

VERSO PAPER HOLDINGS LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

(Dollars in millions)

	Historical		Divestiture Adjustments(a)	Total Acquisition Adjustments		Pro Forma
	Verso Holdings	NewPage
Net sales	$1,297	$3,066	$(766)	$—		$3,597
Costs and expenses:
Cost of products sold—(exclusive of depreciation, amortization, and depletion)	1,176	2,965	(750)	(177)	b	3,214
Depreciation, amortization, and depletion	91	—	(32)	204	c	263
Selling, general, and administrative expenses	70	121	—	(32)	d	159
Restructuring charges	135	—	—	—		135
Other expense, net	—	198	(198)	—		—

Total operating expenses	1,472	3,284	(980)	(5)		3,771

Operating (loss) income	(175)	(218)	214	5		(174)

Interest income	(2)	—	—	—		(2)
Interest expense	144	111	—	14	e	269
Other loss, net	39	—	—	(39)	f	—

Loss before income taxes	(356)	(329)	214	30		(441)
Income tax benefit	—	(1)	—	—		(1)

Net loss	$(356)	$(328)	$214	$30		$(440)

See notes to the unaudited pro forma condensed combined financial information.

VERSO PAPER HOLDINGS LLC

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 2015

(Dollars in millions, except per share amounts)

	Historical	January 1 to January 6, 2015 Activity	Total Acquisition Adjustments		Pro Forma
	Verso Holdings
		a
Net sales	$806	$32	$—		$838
Costs and expenses:
Cost of products sold—(exclusive of depreciation, amortization, and depletion)	728	27	(14)	b	741
Depreciation, amortization, and depletion	57	2	1	c	60
Selling, general, and administrative expenses	55	2	(10)	d	47
Restructuring charges	22	2	(2)	e	22

Total operating expenses	862	33	(25)		870

Operating (loss) income	(56)	(1)	25		(32)

Interest expense	66	1	1	f	68

Net loss	$(122)	$(2)	$24		$(100)

NOTES TO UNAUDITED PRO FORMA

CONDENSED COMBINED FINANCIAL INFORMATION

1.	Description of the Transaction

On January 3, 2014, Verso, Merger Sub, and NewPage entered into the Merger Agreement pursuant to which the parties agreed to merge Merger Sub with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement, with NewPage surviving the merger as an indirect, wholly owned subsidiary of Verso.

On January 7, 2015, Verso consummated the previously announced NewPage acquisition pursuant to the Merger Agreement. As a result of the merger, NewPage became a wholly owned subsidiary of Verso Holdings. The NewPage acquisition provides Verso with assets in a complementary geographic area, a broader portfolio of products, and strategic flexibility to reduce operating costs and enhance our financial condition.

As consideration for the NewPage acquisition, Verso Holdings issued (a) $650 million aggregate principal amount of New First Lien Notes and (b) 13,607,693 shares of Verso common stock in exchange for all the outstanding common stock of NewPage. Also in connection with the NewPage acquisition, we assumed NewPage’s existing $750 million Term Loan Facility and $350 million ABL Facility. Further, as a condition of allowing the acquisition to proceed, the Antitrust Division of the U.S. Department of Justice entered into a settlement with Verso that required NewPage to divest its paper mills in Biron, Wisconsin, and Rumford, Maine (the “Divestiture”), which occurred prior to the acquisition of NewPage.

The accounting consideration for the merger is as follows:

13,607,693 shares Verso common stock valued at January 7, 2015 closing price	$46 million
$650 million face value New First Lien Notes valued at January 7, 2015 closing price	663 million

Accounting Consideration	$709 million

Additionally, on August 1, 2014, Verso Holdings consummated the Debt Exchange Offers. The Verso Holdings modifications described in the Debt Exchange Offers have been accounted for in accordance with Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 470-60 using the actual participation rate of 75.59% for the second priority adjustable notes and 71.57% for the adjustable subordinated notes. As a result of the modifications, the second priority adjustable notes were recorded at their carrying value immediately prior to the NewPage acquisition of $287 million. The difference between carrying value and reduced par value of $210 million (including Paid in Kind interest over the term of the second priority notes) is recognized as a non-cash reduction of interest expense over the term of the second priority adjustable notes. In addition, the modification of the adjustable subordinated notes in connection with the consummation of the NewPage acquisition resulted in the adjustable subordinated notes being recorded at their carrying value immediately prior to the NewPage acquisition of $94 million. The difference between carrying value and reduced par value of $83 million (including Paid in Kind interest over the term of the adjustable subordinated notes) is recognized as a non-cash reduction of interest expense over the term of the adjustable subordinated notes.

2.	Basis of Presentation

The Pro Forma Statements have been derived from the historical audited consolidated financial statements of Verso Holdings included elsewhere herein and the historical audited financial statements of NewPage, including the notes thereto, which are included as Exhibit 99.5 herein. Certain financial statement line items included in NewPage’s historical presentation have been disaggregated or condensed to conform to corresponding financial statement line items included in Verso Holdings’ historical presentation. For the unaudited pro forma condensed combined statements of operations, depreciation, amortization, and depletion expense has been conformed to the Verso Holdings’ presentation. The reclassification of these items had no impact on the historical total assets, total liabilities, or stockholders’ equity reported by Verso Holdings or

NewPage. The reclassifications also did not impact the historical earnings from continuing operations. In addition, the impact of differences in NewPage’s accounting policy for inventory valuation of Last in First Out (“LIFO”) and our accounting policy of First in First Out (“FIFO”) is not expected to have a significant impact on cost of products sold, therefore no adjustment has been reflected in the accompanying Pro Forma Statements for conforming the accounting policy of NewPage to Verso’s policy.

The NewPage acquisition is reflected in the Pro Forma Statements as an acquisition of NewPage by us using the acquisition method of accounting, in accordance with business combination accounting guidance under GAAP. Under these accounting standards, the total estimated purchase price has been allocated as described in Note 4 to the Pro Forma Statements, and the assets acquired and the liabilities assumed have been measured at estimated fair value. For the purpose of measuring the estimated fair value of the assets acquired and liabilities assumed, Verso has applied the accounting guidance under GAAP for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions in connection with the NewPage acquisition, including historical and current market data. The pro forma information is based on the assumptions, adjustments and eliminations described in the accompanying notes to the unaudited pro forma combined condensed financial statements. Although management believes that the preliminary purchase price allocation herein is reasonable, there can be no assurance that finalization of such purchase price allocation will not result in material changes from the preliminary purchase price allocation included in the accompanying Pro Forma Statements.

3.	Pro Forma Adjustments

The pro forma adjustments described below do not reflect the statutory tax effect of those adjustments as Verso has net operating loss carryforwards and a related full valuation allowance that are expected to eliminate any tax implications of the adjustments.

The following adjustments have been reflected in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2014:

(a)	Represents the elimination of the direct sales, cost of sales, and depreciation for the Biron and Rumford mills that were divested as a condition of receiving regulatory approval of the NewPage acquisition. In addition, other expense, net was also eliminated as it was comprised of the impairment charge for the Biron and Rumford long-lived assets as a result of their classification as held for sale as of December 31, 2014.

(b)	Represents a reclassification adjustment to conform NewPage’s presentation of depreciation, amortization, and depletion from Cost of products sold with Verso Holdings’ presentation as NewPage did not report those costs separately.

(c)	The following table summarizes pro forma adjustments impacting Depreciation, amortization, and depletion:

(c1)	$189	Represents a reclassification adjustment to conform NewPage’s presentation of depreciation, amortization, and depletion from Cost of products sold and Selling, general and administrative expenses to conform with Verso Holdings’ presentation as NewPage did not report those costs separately.
(c2)	20	Represents additional depreciation resulting from the preliminary adjustment of the NewPage property and equipment to estimated fair value as of the NewPage acquisition date based on a preliminary estimated average useful life of approximately nine years and straight-line depreciation.
(c3)	(7)	Represents the elimination of historical amortization expense associated with NewPage intangible assets.
(c4)	2	Represents amortization of customer relationship intangible asset over 20 year life.

	$204

(d)	The following table summarizes pro forma adjustments impacting Selling, general and administrative expenses:

(d1)	$(11)	Represents a reclassification adjustment to conform NewPage’s presentation of depreciation, amortization, and depletion from Selling, general and administrative expenses to conform with Verso Holdings’ presentation as NewPage did not report those costs separately.
(d2)	(21)	Represents NewPage acquisition related costs incurred during the year ended December 31, 2014.

	$(32)

(e)	The following table summarizes pro forma adjustments impacting Interest expense:

(e1)	$149	Represents the fair value adjustment for the NewPage Term Loan Facility assumed in the NewPage acquisition to 95.75% of par.
(e2)	(69)	Represents the issuance of additional New First Lien Notes in connection with the NewPage acquisition.
(e3)	(3)	Represents the reduction in the carrying value of the second priority adjustable notes for the issuance of an additional 9.3 million shares of Verso common stock outstanding to second priority adjustable noteholders.
(e4)	(39)	Represents the reduction in the carrying value of the adjustable subordinated notes for the issuance of an additional 5.4 million shares of Verso common stock outstanding to adjustable subordinated noteholders.
(e5)	(39)	Represents August 1, 2014 interest payment on second priority adjustable notes that in accordance with the Debt Exchange Offers was not paid and converted to the carrying value of debt upon consummation of the NewPage acquisition.
(e6)	15	Represents August 1, 2014 interest payment on adjustable subordinated notes that in accordance with the Debt Exchange Offers was not paid and converted to the carrying value of debt upon consummation of the NewPage acquisition.

	$14

(f)	Represents NewPage acquisition related costs incurred by Verso Holdings during the year ended December 31, 2014.

The following adjustments have been reflected in the unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2015:

(a)	Represents the activity of NewPage for the period from January 1 to January 6, 2015 and was derived from NewPage’s unaudited consolidated statement of operations for such period which is not included or incorporated herein for the period January 1 to January 6, 2015.

(b)	Represents the increased cost of products sold for finished goods and work-in process inventories recorded at fair value on the date of acquisition and sold and included in the historical Verso Holdings statement of operations during the three months ended March 31, 2015.

(c)	Represents additional depreciation resulting from the preliminary adjustment of the NewPage property and equipment to estimated fair value for the period from January 1 to January 6, 2015.

(d)	Represents NewPage acquisition related costs incurred during the three months ended March 31, 2015 and included in the historical Verso Holdings statement of operations for the three months ended March 31, 2015.

(e)	Represents restructuring charges incurred by NewPage directly as a result of the acquisition for the period from January 1 to January 6, 2015.

(f)	Represents additional interest expense as a result of the NewPage acquisition and related financing activities for the period from January 1 to January 6, 2015.

4.	Preliminary Purchase Price Allocation

The allocation of the preliminary purchase price to the fair values of assets to be acquired and liabilities to be assumed in the NewPage acquisition includes unaudited pro forma adjustments to reflect the expected fair values of NewPage’s assets and liabilities at the completion of the NewPage acquisition. The allocation of the preliminary purchase price is as follows (in millions):

Cash	$128
Current assets, excluding cash	581
Property, plant, and equipment	1,570
Other long-term assets	47
Current liabilities	(277)
Current portion of long-term debt	(3)
Noncurrent pension and other post-retirement benefit obligations	(479)
Other long-term liabilities	(58)
Long-term debt	(800)

Net assets acquired	$709

The preliminary purchase price allocation for NewPage is subject to revision as more detailed analysis is completed and additional information on the fair values of NewPage’s assets and liabilities becomes available and is finalized. The preliminary purchase price allocation was based on Verso’s historical experience, data that was available through the public domain and Verso Holdings’ due diligence review of NewPage’s business. We did not identify a material amount of goodwill as a result of the preliminary purchase price allocation. Although management believes that the preliminary purchase price allocation herein is reasonable, there can be no assurance that finalization of such purchase price allocation will not result in material changes from the preliminary purchase price allocation included in the accompanying Pro Forma Statements.

The accompanying Pro Forma Statements do not reflect the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies, or any revenue, tax, or other synergies expected to result from the NewPage acquisition. In addition, the NewPage acquisition is not expected to result in a taxable transaction and Verso has net operating loss carryforwards and a related full valuation allowance that are expected to offset any deferred tax impact of the NewPage acquisition. Therefore no deferred taxes have been established as a result of the purchase price allocation. In addition, as Verso’s divestiture of the Bucksport mill was not directly attributable to the NewPage acquisition, no pro forma adjustment for the Bucksport divestiture has been made.

The preliminary valuations of the acquired assets and liabilities include, but are not limited to, fixed assets, goodwill, and other potential intangible assets. The valuations reflected herein consist of physical appraisals, discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed.

The final Accounting Consideration, and amounts allocated to assets acquired and liabilities assumed in the NewPage acquisition, could differ materially from the preliminary amounts presented in these Pro Forma Statements. In addition, if the value of the acquired assets is higher than the preliminary indication, it may result in higher amortization and depreciation expense than is presented in these statements. See Note 3 for the effects of changes in estimated fair value of property and equipment to be acquired in the NewPage acquisition on the calculation of pro forma depreciation and amortization expense.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following tables present our selected financial data as of and for the periods presented for Verso Holdings. The following information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and their related notes, and the other financial information, included elsewhere in this prospectus.

The selected historical financial data for Verso Holdings as of and for the three months ended March 31, 2015 and 2014 have been derived from the unaudited interim condensed consolidated financial statements of Verso Holdings. In the opinion of Verso’s management, the unaudited interim financial data include all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of this information. Interim financial statements are not necessarily indicative of results that may be experienced for the fiscal year or any future reporting period.

The selected historical financial data for Verso Holdings as of and for the years ended December 31, 2014, 2013, 2012, 2011, and 2010, have been derived from the audited consolidated financial statements of Verso Holdings. The audited consolidated financial statements of Verso Holdings as of December 31, 2014, and 2013, and for the years ended December 31, 2014, 2013, and 2012, are included elsewhere in this prospectus.

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in millions)	2015	2014	2014	2013	2012	2011	2010
Statement of Operations Data:
Net sales	$806	$299	$1,297	$1,389	$1,475	$1,723	$1,605
Costs and expenses:
Cost of products sold (exclusive of depreciation, amortization, and depletion)	728	302	1,176	1,179	1,273	1,460	1,411
Depreciation, amortization, and depletion	57	26	91	105	118	125	127
Selling, general, and administrative expenses	55	18	70	74	74	78	71
Goodwill impairment	—	—	—	—	—	11	—
Restructuring charges	22	—	135	1	102	25	—

Total operating expenses	862	346	1,471	1,359	1,568	1,699	1,609
Other operating income(1)	—	—	—	(4)	(60)	—	—

Operating (loss) income	(56)	(47)	(175)	34	(32)	24	(4)

Interest income	—	—	(2)	(2)	(2)	(1)	—
Interest expense	66	34	144	139	128	122	123
Other loss (income), net	—	10	39	8	8	26	(1)

Net loss	$(122)	$(91)	$(356)	$(111)	$(166)	$(123)	$(126)

Statement of Cash Flows Data:
Cash (used in) provided by operating activities	$(204)	$(96)	$(58)	$(27)	$11	$15	$76
Cash provided by (used in) investing activities	167	(9)	(25)	(14)	(7)	(66)	(98)
Cash provided by (used in) financing activities	45	98	78	(9)	(38)	(6)	25
Other Financial and Operating Data:
EBITDA(2)	$1	$(31)	$(123)	$131	$78	$123	$124
Capital expenditures	(9)	(16)	(42)	(41)	(60)	(90)	(74)
Total tons sold (in thousands)(3)	929	372	1,624	1,690	1,799	2,023	2,064
Balance Sheet Data:
Working capital(4)	$411	$97	$5	$63	$111	$143	$162
Property, plant and equipment, net	2,053	722	531	743	793	935	973
Total assets	3,051	1,086	901	1,122	1,232	1,444	1,531
Total debt	2,823	1,369	1,350	1,272	1,187	1,201	1,173
Total (deficit) equity	(806)	(501)	(780)	(411)	(221)	(61)	71

(1)	Other operating income in 2012 reflected insurance proceeds in excess of costs and property damages incurred of $60 million, as we reached a final settlement agreement with our insurance provider for property and business losses resulting from the fire and explosion at the former Sartell mill.
(2)

EBITDA consists of earnings before interest, taxes, depreciation, and amortization. EBITDA is a measure commonly used in our industry, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as a way of evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles, and ages of related assets among otherwise comparable companies. However, EBITDA is not a measurement of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. You should consider our EBITDA in addition to, and not as a substitute for, or superior to, our operating or net income or cash flows from operating activities determined in accordance with U.S. GAAP. Our use of EBITDA is further discussed in the

“Reconciliation of Cash Flows from Operating Activities to Adjusted EBITDA” section of the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein. The following table reconciles net loss to EBITDA for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in millions)	2015	2014	2014	2013	2012	2011	2010
Reconciliation of net loss to EBITDA:
Net loss	$(122)	$(91)	$(356)	$(111)	$(166)	$(123)	$(126)
Interest expense, net	66	34	142	137	126	121	123
Depreciation, amortization, and depletion	57	26	91	105	118	125	127

EBITDA	$1	$(31)	$(123)	$131	$78	$123	$124

(3)	See discussion of metric in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere herein.
(4)	Working capital is defined as current assets net of current liabilities, excluding the current portion of long-term debt.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations includes statements regarding the industry outlook and our expectations regarding the performance of our business. These non-historical statements in the discussion and analysis are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in “Risk Factors.” Our actual results may differ materially from those contained in or implied by any forward-looking statements. The discussion and analysis should be read in conjunction with the “Risk Factors” and financial statements and notes thereto included elsewhere in this prospectus.

Overview

We are a leading North American producer of printing and specialty papers and pulp. Our papers are used primarily in commercial printing, media and marketing applications, including magazines, catalogs, books, direct mail, corporate collateral, retail inserts, and specialty applications including label and converting, flexible packaging and technical paper. Our market kraft pulp is used to manufacture printing, writing, and specialty paper grades and tissue products.

Background

We began operations on August 1, 2006, when we acquired the assets and certain liabilities of the business of International Paper. We were formed by affiliates of Apollo for the purpose of consummating the acquisition from International Paper. Verso, our indirect parent, went public on May 14, 2008, with an IPO of 14 million shares of common stock.

On January 3, 2014, Verso, Verso Merger Sub Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Verso, or “Merger Sub,” and NewPage Holdings Inc., a Delaware corporation, or “NewPage,” entered into an Agreement and Plan of Merger, or the “Merger Agreement,” pursuant to which the parties agreed to merge Merger Sub with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement, with NewPage surviving the merger as an indirect, wholly owned subsidiary of Verso. On January 7, 2015, Verso consummated the acquisition of NewPage through the merger of Merger Sub, with and into NewPage, or the “NewPage acquisition,” pursuant to the Merger Agreement. As a result of the merger of Merger Sub with and into NewPage, Merger Sub’s separate corporate existence ceased and NewPage continued as the surviving corporation and an indirect, wholly owned subsidiary of Verso. As the NewPage acquisition was consummated in the current reporting period, management’s discussion and analysis of financial condition and results of operations for the quarter ended March 31, 2015 include the impact of NewPage’s operations on our business, while management’s discussion and analysis of financial condition and results of operations for periods prior to January 7, 2015 exclude the impact of NewPage’s operations on our business.

Selected Factors Affecting Operating Results

Net Sales

Our sales, which we report net of rebates, allowances, and discounts, are a function of the number of tons of paper that we sell and the price at which we sell our paper. The coated paper industry is cyclical, which results in changes in both volume and price. Paper prices historically have been a function of macro-economic factors which influence supply and demand. Price has historically been substantially more variable than volume and can change significantly over relatively short time periods. In 2014, while our coated paper prices declined, prices for our pulp increased slightly.

We are primarily focused on serving two end-user segments: catalogs and magazines. In 2014, we believe we were a leading North American supplier of coated papers to catalog and magazine publishers. Coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to correlate with changes in the GDP of the United States—they rise with a strong economy and contract with a weak economy.

Many of our customers provide us with forecasts of their paper needs, which allows us to plan our production runs in advance, optimizing production over our integrated mill system and thereby reducing costs and increasing overall efficiency. Generally, our sales agreements do not extend beyond the calendar year. Typically, our sales agreements provide for semiannual price adjustments based on market price movements.

We reach our end-users through several channels, including printers, brokers, paper merchants, and direct sales to end-users. As of March 31, 2015, we sold and marketed our products to approximately 300 customers which comprise approximately 1,700 end-user accounts. During the first quarter of 2015, Veritiv Corporation accounted for approximately 20% of our net sales. As of December 31, 2014, we sold and marketed our products to approximately 130 customers which comprised approximately 650 end-user accounts. In 2014, Quad/Graphics, Inc. and Central National-Gottesman, Inc. accounted for approximately 14% and 10% of our net sales, respectively.

Our historical results include specialty papers that we manufacture for Expera Specialty Solutions, LLC or “Expera,” on paper machine no. 5 at the Androscoggin mill. Under a long-term supply agreement entered into in 2005 in connection with International Paper’s sale of its Industrial Papers business to Expera, these products are sold to Expera at a variable charge for the paper purchased and a fixed charge for the availability of the machine. The amounts included in our net sales for the specialty papers sold to Expera totaled $42 million, $43 million, and $42 million, in 2014, 2013, and 2012, respectively.

Cost of Products Sold

The principal components of our cost of sales are chemicals, wood, energy, labor, and maintenance. Costs for commodities, including chemicals, wood, and energy, are the most variable component of our cost of sales because their prices can fluctuate substantially, sometimes within a relatively short period of time. In addition, our aggregate commodity purchases fluctuate based on the volume of paper that we produce.

Chemicals. Chemicals utilized in the manufacturing of coated papers include latex, clay, starch, calcium carbonate, caustic soda, sodium chlorate, and titanium dioxide. We purchase these chemicals from a variety of suppliers and are not dependent on any single supplier to satisfy our chemical needs. We expect imbalances in supply and demand to periodically create volatility in prices for certain chemicals.

Wood. Our costs to purchase wood are affected directly by market costs of wood in our regional markets and indirectly by the effect of higher fuel costs on logging and transportation of timber to our facilities. While we have in place fiber supply agreements that ensure a substantial portion of our wood requirements, purchases under these agreements are typically at market rates.

Energy. In 2014, we produced approximately 54% of our energy needs for our paper mills from sources such as waste wood, waste water, hydroelectric facilities, liquid biomass from our pulping process, and internal energy cogeneration facilities. Our external energy purchases vary across each of our mills and include fuel oil, natural gas, coal, and electricity. While our internal energy production capacity and ability to switch between certain energy sources mitigates the volatility of our overall energy expenditures, we expect prices for energy to remain volatile for the foreseeable future. We utilize derivative contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices.

Labor. Labor costs include wages, salary, and benefit expenses attributable to our mill personnel. Mill employees at a non-managerial level are compensated on an hourly basis. Management employees at our mills are compensated on a salaried basis. Wages, salary, and benefit expenses included in cost of sales do not vary significantly over the short term. In addition, we have not experienced significant labor shortages.

Maintenance. Maintenance expense includes day-to-day maintenance, equipment repairs, and larger maintenance projects, such as paper machine shutdowns for periodic maintenance. Day-to-day maintenance expenses have not varied significantly from year-to-year. Larger maintenance projects and equipment expenses can produce year-to-year fluctuations in our maintenance expenses. In conjunction with our periodic maintenance shutdowns, we have incidental incremental costs that are primarily comprised of unabsorbed fixed costs from lower production volumes and other incremental costs for purchased materials and energy that would otherwise be produced as part of the normal operation of our mills.

Depreciation, Amortization, and Depletion. Depreciation, amortization, and depletion expense represents the periodic charge to earnings through which the cost of tangible assets, intangible assets, and natural resources are recognized over the asset’s life. Capital investments can increase our asset bases and produce year-to-year fluctuations in expense.

Selling, General, and Administrative Expenses

The principal components of our selling, general, and administrative expenses are wages, salaries, and benefits for our office personnel at our headquarters and our sales force, travel and entertainment expenses, advertising expenses, expenses relating to certain information technology systems, and research and development expenses.

Critical Accounting Policies

Our accounting policies are fundamental to understanding management’s discussion and analysis of financial condition and results of operations. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, or “GAAP,” and follow general practices within the industry in which we operate. The preparation of the financial statements requires management to make certain judgments and assumptions in determining accounting estimates. Accounting estimates are considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and different estimates reasonably could have been used in the current period, or changes in the accounting estimate are reasonably likely to occur from period to period, that would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Management believes the following critical accounting policies are both important to the portrayal of our financial condition and results of operations and require subjective or complex judgments. These judgments about critical accounting estimates are based on information available to us as of the date of the financial statements.

Accounting standards whose application may have a significant effect on the reported results of operations and financial position, and that can require judgments by management that affect their application, include the following: Financial Accounting Standards Board, or “FASB,” Accounting Standards Codification, or “ASC,” Topic 450, Contingencies, ASC Topic 360, Property, Plant, and Equipment, ASC Topic 350, Intangibles—Goodwill and Other, and ASC Topic 715, Compensation—Retirement Benefits.

Impairment of long-lived assets. Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use.

In 2014, based on our plans to dispose of certain assets held by the legal entities that comprise the Bucksport mill (Verso Bucksport LLC and Verso Bucksport Power LLC), we recorded a fixed asset impairment charge of $89 million, as the carrying value of the assets held for sale were in excess of the fair value less the cost to sell. The fair value was determined based on the December 5, 2014 membership purchase agreement for the sale of the Bucksport mill.

In 2012, based on a comprehensive assessment of the damage resulting from the fire and explosion at our paper mill in Sartell, Minnesota, we decided to permanently close the mill and recorded a fixed asset impairment charge of $67 million, which was included in Restructuring charges on our accompanying consolidated statements of operations. The impairment charge was calculated based on the excess of carrying value over the estimated fair value of the site, which was estimated based on preliminary negotiations with potential buyers received subsequent to our decision to shut down the mill.

Intangible assets are accounted for in accordance with ASC Topic 350. Intangible assets primarily consist of trademarks, customer-related intangible assets and patents obtained through business acquisitions. We have identified the following trademarks as intangible assets with an indefinite life: Influence®, Liberty®, and Advocate®. We assess indefinite-lived intangible assets at least annually for impairment or more frequently if events occur or circumstances change between annual tests that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

Trademarks are evaluated by comparing their fair value to their carrying values. In the third quarter of 2014, we determined that sufficient indicators of a potential impairment of our trademarks existed and we performed an interim analysis of our trademarks for impairment. As a result of our analysis, we determined that the carrying value of our trademarks exceeded their fair value, which was determined using a level 3 fair value measurement. This fair value determination was made using the income approach, which required us to estimate unobservable factors such as a royalty rate and discount rate and identify relevant projected revenue. We recognized an impairment charge of $6 million based on a projected reduction of revenues driven primarily by a decline in U.S. demand. The trademark impairment charge is included in Cost of products sold in our consolidated statement of operations. During 2013, as a result of our annual impairment testing, we recognized an impairment charge of $2 million, which was included in Cost of goods sold on our accompanying consolidated statements of operations. During 2012, as a result of a reduction in production capacity from the closure of the former Sartell mill, we recognized a trademarks impairment charge of $4 million, which was included in Restructuring charges on our accompanying consolidated statements of operations.

Management believes that the accounting estimates associated with determining fair value as part of an impairment analysis are critical accounting estimates because estimates and assumptions are made about our future performance and cash flows. The estimated fair value is generally determined on the basis of discounted future cash flows. We also consider a market-based approach and a combination of both. While management uses the best information available to estimate future performance and cash flows, future adjustments to management’s projections may be necessary if economic conditions differ substantially from the assumptions used in making the estimates.

Pension benefit obligations. We offer various pension plans and other postretirement benefits to certain employees. The calculation of the obligations and related expenses under these plans requires the use of actuarial valuation methods and assumptions, including the expected long-term rate of return on plan assets, discount rates, increases in future medical costs, and mortality rates. As of December 31, 2014, we updated the mortality table used in the determination of our pension benefit obligation to the RP-2014 mortality table published by the Society of Actuaries to reflect longer life expectancies than under the previous table. Actuarial valuations and assumptions used in the determination of future values of plan assets and liabilities are subject to management judgment and may differ significantly if different assumptions are used. In accordance with GAAP, actual results that differ from assumptions are accumulated and amortized over future periods and, therefore, affect expense in future periods. Unrecognized prior service cost and actuarial gains and losses in the defined benefit pension and other postretirement benefit plans subject to amortization are amortized over the average remaining service of the participants.

Contingent liabilities. A liability is contingent if the outcome or amount is not presently known, but may become known in the future as a result of the occurrence of some uncertain future event. We estimate our contingent liabilities based on management’s estimates about the probability of outcomes and their ability to estimate the range of exposure. Accounting standards require that a liability be recorded if management determines that it is probable that a loss has occurred and the loss can be reasonably estimated. In addition, it must be probable that the loss will be confirmed by some future event. As part of the estimation process, management is required to make assumptions about matters that are by their nature highly uncertain.

The assessment of contingent liabilities, including legal contingencies, asset retirement obligations and environmental costs and obligations, involves the use of critical estimates, assumptions, and judgments. Management’s estimates are based on their belief that future events will validate the current assumptions regarding the ultimate outcome of these exposures. However, there can be no assurance that future events will not differ from management’s assessments.

Recent Accounting Developments

ASC Topic 405, Obligations from Joint and Several Liability Arrangements. In February 2013, the FASB issued Accounting Standards Update, or “ASU,” 2013-04, Liabilities (Topic 405), Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. This ASU defines how entities measure obligations from joint and several liability arrangements which are fixed at the reporting date and for which no GAAP guidance exists. The guidance also requires entities to disclose the nature, amount and other information about those obligations. The ASU is effective for periods beginning after December 15, 2013. Retrospective presentation for all comparative periods presented is required. The adoption of this amendment in the first quarter of 2014, did not have a material impact on the presentation of our consolidated financial statements.

ASC Topic 205, Presentation of Financial Statements and ASC Topic 360, Property, Plant, and Equipment. In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the criteria for determining which disposals can be presented as discontinued operations and modifies the related disclosure requirements. This guidance should be applied prospectively to new disposals and new classifications of disposal groups as held for sale after the effective date which is fiscal years beginning on or after December 15, 2014, and interim periods within those annual periods. We are evaluating the impact of adopting this new accounting standard on our consolidated financial statements.

ASC Topic 605, Revenue Recognition. In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers. This ASU will replace all current GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for periods beginning after December 15, 2016 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are evaluating the impact of adopting this new accounting standard on our consolidated financial statements.

ASC Topic 205, Presentation of Financial Statements-Going Concern. In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This ASU provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. The ASU is effective for periods beginning after December 15, 2016. We are evaluating the impact of adopting this new accounting standard on our consolidated financial statements.

ASC Topic 835, Interest. In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. This ASU changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The ASU is effective for periods beginning after December 15, 2015. We are evaluating the impact of adopting this new accounting standard on our condensed consolidated financial statements.

Other new accounting pronouncements issued but not effective until after March 31, 2015, are not expected to have a significant effect on our consolidated financial statements.

Financial Overview

In 2014, net sales decreased 6.6%, or $92 million, as sales volume decreased 3.9% compared to 2013, which was driven by declining demand for paper. In 2014, while our paper prices declined, prices for our pulp increased slightly. Our gross margin was 9.3% in 2014 compared to 15.1% in 2013, reflecting higher paper prices in 2013.

Verso Holdings’ Adjusted EBITDA (before the pro forma effects of the profitability program) was $84 million in 2014 compared to $130 million in 2013. (Note: Adjusted EBITDA is a non-GAAP financial measure and is defined and reconciled to cash flows from operating activities later in this report). EBITDA adjustments (excluding the pro forma effect of the profitability program) of $207 million in 2014 consisted primarily of $141 million in restructuring costs associated with the closure of our Bucksport mill, $39 million of costs incurred in connection with the NewPage acquisition, and $17 million of unrealized losses on energy-related derivative contracts. EBITDA adjustments (excluding the pro forma effect of the profitability program) of ($1) million in 2013 consisted primarily of $14 million unrealized gains on energy-related derivative contracts offset by $5 million of costs incurred in connection with the NewPage acquisition.

In 2014, we reported a net loss of $356 million, and operating loss of $175 million. Impacting the results for 2014 were the restructuring costs associated with the closure of our Bucksport mill and costs incurred in connection with the NewPage acquisition. In 2013, we reported a net loss of $111 million, and operating income of $34 million. Impacting the results for 2013 were losses related to debt refinancing offset by gains from the sale of the former Sartell mill and the assets of Verso Fiber Farm LLC.

On January 3, 2014, Verso, Merger Sub, and NewPage entered into the Merger Agreement pursuant to which the parties agreed to merge Merger Sub with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement, with NewPage surviving the NewPage acquisition as an indirect, wholly owned subsidiary of Verso.

In order to address potential antitrust considerations related to the NewPage acquisition, NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company, each an indirect, wholly owned subsidiary of NewPage, or the “Seller Parties,” and Catalyst Paper Holdings Inc., or “Catalyst,” entered into an Asset Purchase Agreement, or the “Divestiture Agreement,” on October 30, 2014, pursuant to which the Seller Parties agreed to sell NewPage Wisconsin’s paper mill located in Biron, Wisconsin, and NewPage Rumford’s paper mill located in Rumford, Maine, to Catalyst for a total price of approximately $74 million in cash, subject to customary post-closing adjustment, or collectively, the “Divestiture.” In connection with the Divestiture, NewPage and Verso each guaranteed to Catalyst the obligations of the Seller Parties under the Divestiture Agreement and certain related transactional documents, and Catalyst Paper Corporation, the ultimate parent of Catalyst, guaranteed to the Seller Parties and Verso the obligations of Catalyst under the Divestiture Agreement and certain related transactional documents. On January 7, 2015, the Seller Parties and Catalyst consummated the Divestiture pursuant to the Divestiture Agreement and consummated the NewPage acquisition pursuant to the Merger Agreement. As a result of the merger of Merger Sub with and into NewPage, Merger Sub’s separate corporate existence ceased and NewPage continued as the surviving corporation and an indirect, wholly owned subsidiary of Verso.

On August 1, 2014, in accordance with the terms of the Merger Agreement, Verso Holdings and its direct, wholly owned subsidiary, Verso Paper Inc., or collectively the “Issuers,” consummated (a) an offer to exchange the Issuers’ new Second Priority Adjustable Senior Secured Notes, or “original second priority notes,” and warrants issued by Verso that were mandatorily convertible on a one-for-one basis into shares of Verso common stock immediately prior to the NewPage acquisition, or “Warrants,” for any and all of the Issuers’ outstanding 8.75% Second Priority Senior Secured Notes due 2019, or “Old Second Lien Notes” (we refer to this exchange offer as the “Second Lien Notes Exchange Offer”), and (b) an offer to exchange the Issuers’ new Adjustable Senior Subordinated Notes, or “original subordinated notes,” and Warrants for any and all of the Issuers’ outstanding 11.38% Senior Subordinated Notes due 2016, or “Old Subordinated Notes” (we refer to this exchange offer as the “Subordinated Notes Exchange Offer”). We refer to the Second Lien Notes Exchange Offer, the Subordinated Notes Exchange Offer and the transactions in connection therewith collectively as the “Debt Exchange Offers.”

On October 1, 2014, Verso announced plans to close our paper mill in Bucksport, Maine, and we ceased paper manufacturing operations in December 2014. The mill closure reduced our coated groundwood paper production capacity by approximately 350,000 tons and its specialty paper production capacity by approximately 55,000 tons. Restructuring charges in 2014 related to the closure of the Bucksport mill were $135 million, and consisted primarily of fixed asset and other impairment charges and write-offs of $103 million and severance and benefit costs of $27 million. On December 5, 2014, two of our subsidiaries entered into an agreement to sell their equity interests in two other of our subsidiaries that owned the Bucksport mill to AIM Development (USA) LLC, an indirect, wholly owned subsidiary of American Iron & Metal Company Inc., or “AIM.” On January 29, 2015, the Verso parties and AIM consummated the Bucksport transaction.

Results of Operations

The following table sets forth certain unaudited interim condensed consolidated financial information for the three months ended March 31, 2015 and 2014 and certain consolidated financial information for the years ended December 31, 2014, 2013, and 2012. Cost of sales in the following table and discussion includes the cost of products sold and depreciation, amortization, and depletion. The following table and discussion should be read in conjunction with the information contained in our consolidated financial statements and the related notes thereto included elsewhere herein.

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in millions)	2015	2014	2014	2013	2012
Net sales	$806	$299	$1,297	$1,389	$1,475
Costs and expenses:
Cost of products sold—(exclusive of depreciation, amortization, and depletion)	728	302	1,176	1,179	1,273
Depreciation, amortization, and depletion	57	26	91	105	118
Selling, general, and administrative expenses	55	18	70	74	74
Restructuring charges	22	—	135	1	102

Total operating expenses	862	346	1,472	1,359	1,567
Other operating income	—	—	—	(4)	(60)

Operating (loss) income	(56)	(47)	(175)	34	(32)
Interest income	—	—	(2)	(2)	(2)
Interest expense	66	34	144	139	128
Other loss, net	—	10	39	8	8

Net loss	$(122)	$(91)	$(356)	$(111)	$(166)

First Quarter of 2015 Compared to First Quarter of 2014

Net Sales. Net Sales for the first quarter of 2015 increased $507 million, or 170%, primarily due to the addition of net sales as a result of the NewPage acquisition, compared to the first quarter of 2014.

Sales volume for the first quarter of 2015 increased 557,000 tons, or 150%, primarily due to the addition of sales volume resulting from the NewPage acquisition.

Average sales price per ton for paper for the first quarter of 2015 increased 7% primarily due to the addition of a different mix of paper products acquired from NewPage, while average sales price per ton for pulp declined 7%.

Cost of sales. Cost of products sold, excluding depreciation, amortization, and depletion expenses, increased $426 million, or 141%, while depreciation, amortization, and depletion expenses increased $31 million, or 119%, primarily due to incremental costs as a result of the NewPage acquisition. Our gross margin was 9.7% for the first quarter of 2015 compared to (1.0)% for the first quarter of 2014.

Selling, general, and administrative. Selling, general, and administrative expenses increased primarily due to incremental expenses of $37 million, or 206%, as a result of the NewPage acquisition.

Restructuring charges. Restructuring charges of $22 million during the first quarter of 2015, consist of severance and benefit costs related to efforts to integrate the legacy Verso and NewPage operations, costs incurred to generate cost savings and capture synergies across the combined company, and expenses related to the sale of the Bucksport mill.

Interest expense. Interest expense for the first quarter of 2015 was $66 million compared to $34 million for the first quarter of 2014 reflecting the addition of the NewPage ABL Facility and NewPage Term Loan Facility, the New First Lien Notes issued in connection with the acquisition and changes resulting from the completion of the second lien and subordinated notes exchange offers.

2014 Compared to 2013

Net Sales. Net sales for 2014 decreased 6.6% to $1,297 million from $1,389 million in 2013, due to a 3.9% decline in total sales volume, and a 2.9% decrease in the average sales price for all of our products in 2014 compared to 2013.

Net sales for our paper segment decreased 7.9% to $1,136 million in 2014 from $1,233 million in 2013, due to a 4.7% decrease in paper sales volume and a 3.3% decline in average sales price per ton of paper compared to last year. The decline in sales volume and price were driven by declining demand for coated papers.

Net sales for our market pulp segment increased 2.9% in 2014 to $161 million from $156 million in 2013. The average sales price per ton increased 2.5% while the sales volume remained flat compared to 2013.

Cost of sales. Cost of sales, including depreciation, amortization, and depletion, was $1,267 million in 2014 compared to $1,284 million in 2013. Our gross margin, excluding depreciation, amortization, and depletion, was 9.3% for 2014 compared to 15.1% for 2013, reflecting higher coated paper prices in 2013, the change in our unrealized hedge positions due to market movements, and Bucksport related charges appearing in cost of sales. Depreciation, amortization, and depletion expenses were $91 million for 2014 compared to $105 million for 2013.

Selling, general, and administrative. Selling, general, and administrative expenses were $70 million in 2014 compared to $74 million in 2013.

Restructuring charges. Restructuring charges in 2014 were $135 million, and consisted primarily of fixed asset and other impairment charges of $103 million and severance and benefit costs of $27 million related to the closure of the Bucksport mill. Restructuring charges for 2013 were $1 million, and consisted primarily of facility operations and personnel costs for the former Sartell mill site through the date of sale.

Interest expense. Interest expense was $144 million in 2014 compared to $139 million in 2013.

Other loss, net. Other loss, net was $39 million and $8 million for 2014 and 2013, respectively, and reflected costs incurred in connection with the NewPage acquisition.

2013 Compared to 2012

Net Sales. Net sales for 2013 decreased 5.8% to $1,389 million from $1,475 million in 2012, due to a 6.1% decline in total sales volume, and the average sales price for all of our products remained flat in 2013 compared to 2012.

Net sales for our paper segment decreased 7.6% to $1,233 million in 2013 from $1,334 million in 2012, due to a 7.1% decline in paper sales volume, which was driven by the closure of the former Sartell mill in the third quarter of 2012. The average sales price per ton of paper decreased 0.5% compared to 2012.

Net sales for our market pulp segment increased 10.9% in 2013 to $156 million from $141 million in 2012. The sales volume decreased 0.5% while the average sales price per ton increased 11.4% compared to 2012.

Cost of sales. Cost of sales, including depreciation, amortization, and depletion, was $1,284 million in 2013 compared to $1,391 million in 2012, reflecting the closure of the former Sartell mill in the third quarter of 2012. Our gross margin, excluding depreciation, amortization, and depletion, was 15.1% for 2013 compared to 13.7% for 2012, reflecting lower input prices, including the effects of energy hedge benefits. Depreciation, amortization, and depletion expenses were $105 million for 2013 compared to $118 million for 2012.

Selling, general, and administrative. Selling, general, and administrative expenses were $74 million in 2013 and 2012.

Restructuring charges. Restructuring charges in 2013 were $1 million, and consisted primarily of facility operations and personnel costs for the former Sartell mill site through the date of sale. Restructuring charges for 2012 were $102 million, and consisted primarily of fixed asset and other impairment charges of $77 million and severance and benefit costs of $19 million related to the closure of the former Sartell mill.

Other operating income. Other operating income in 2013 was $4 million and consisted of the gain on the sales of our former Sartell mill and the assets of Verso Fiber Farm LLC. Other operating income in 2012 reflected insurance proceeds in excess of costs and property damages incurred of $60 million, as we reached a final settlement agreement with our insurance provider for property and business losses resulting from the fire and explosion at our former Sartell mill.

Interest expense. Interest expense was $139 million in 2013 compared to $128 million in 2012.

Other loss, net. Other loss, net was $8 million for 2013, and reflected costs incurred in connection with the NewPage acquisition and losses related to debt refinancing. Other loss, net was $8 million in 2012, which represented losses related to debt refinancing.

Reconciliation of Cash Flows from Operating Activities to Adjusted EBITDA

EBITDA consists of earnings before interest, taxes, depreciation, and amortization. EBITDA is a measure commonly used in our industry, and we present EBITDA to enhance your understanding of our operating performance. We use EBITDA as a way of evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles, and ages of related assets among otherwise comparable companies. See our reconciliation of EBITDA to net income provided in “Selected Historical Consolidated Financial Data” elsewhere herein.

Adjusted EBITDA is EBITDA further adjusted to eliminate the impact of certain items that we do not consider to be indicative of the performance of our ongoing operations permitted in calculating covenant compliance under the indentures governing our debt securities. Adjusted EBITDA is modified to align the mark-to-market impact of derivative contracts used to economically hedge a portion of future natural gas purchases with the period in which the contracts settle. You are encouraged to evaluate each adjustment and to consider whether the adjustment is appropriate. In addition, in evaluating Adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the adjustments included in the presentation of Adjusted EBITDA. We believe that the supplemental adjustments applied in calculating Adjusted EBITDA are reasonable and appropriate to provide additional information to investors. We also believe that Adjusted EBITDA is a useful liquidity measurement tool for assessing our ability to meet our future debt service, capital expenditures, and working capital requirements.

However, EBITDA and Adjusted EBITDA are not measurements of financial performance determined in accordance with U.S. GAAP and are susceptible to varying calculations. EBITDA and Adjusted EBITDA, as presented, may not be comparable to similarly titled measures of other companies. You should consider our EBITDA and Adjusted EBITDA in addition to, and not as a substitute for or superior to, our operating or net income or cash flows from operating activities, determined in accordance with U.S. GAAP.

The following table reconciles cash flows from operating activities to Adjusted EBITDA for the periods presented:

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in millions)	2015	2014	2014	2013	2012
Reconciliation of cash flows to Adjusted EBITDA:
Cash flows (used in) provided by operating activities	$(204)	$(96)	$(58)	$(27)	$11
Amortization of debt issuance costs	(1)	(2)	(8)	(5)	(5)
Accretion of discount on long-term debt	(1)	—	(1)	(1)	(1)
Equity award expenses	(1)	—	(2)	(2)	(3)
Gain on disposal of fixed assets	—	—	—	4	45
Trademark impairment	—	—	(6)	(2)	(4)
Interest income	—	—	(2)	(2)	(2)
Interest expense	66	34	144	139	128
Gain (loss) on early extinguishment	—	—	—	—	(8)
Asset impairment	—	—	(102)	—	(73)
Other, net	6	(13)	(2)	1	5
Changes in assets and liabilities, net	136	46	(86)	26	(15)

EBITDA	$1	$(31)	$(123)	$131	$78
Restructuring and other charges(1)	22	—	141	1	98
Integration(2)	5	—	—	—	—
NewPage acquisition-related costs(3)	19	10	39	5	—
Hedge losses (gains)(4)	(5)	12	17	(14)	(4)
Trademark impairment(5)	—	—	6	2	4
Equity award expense(6)	1	—	2	2	3
Loss on early extinguishment of debt, net(7)	—	—	—	3	8
Gain on insurance settlement(8)	—	—	—	—	(52)
Other items, net(9)	1	1	2	—	5

Adjusted EBITDA before pro forma effects of profitability program	$44	$(8)	$84	$130	$140

(1)	Represents costs primarily attributable to the closure of the Bucksport mill and the costs associated with reorganizing the business after the NewPage acquisition in 2015 and costs associated with the closure of the Bucksport mill in 2014 and the former Sartell mill in 2012.
(2)	Represents costs associated with efforts to integrate the legacy Verso and NewPage operations, generate cost savings and capture synergies across the combined company.
(3)	Represents costs incurred in connection with the NewPage acquisition, including one-time impacts of purchase accounting.
(4)	Represents unrealized losses (gains) on energy-related derivative contracts.
(5)	Represents non-cash impairment charge on trademarks.
(6)	Represents amortization of non-cash incentive compensation.
(7)	Represents net losses related to debt refinancing.
(8)	Represents gain on insurance settlement resulting from the fire at the former Sartell mill in 2012.
(9)	Represents miscellaneous non-cash and other earnings adjustments.

Seasonality

We are exposed to fluctuations in quarterly net sales volumes and expenses due to seasonal factors common in the coated paper industry. Typically, the first two quarters are our slowest quarters due to lower demand for coated paper during this period. Our third quarter is generally our strongest quarter, reflecting an increase in printing related to end-of-year magazines, increased end-of-year direct mailings, and holiday season catalogs. Our working capital and accounts receivable generally peak in the third quarter, while inventory generally peaks in the second quarter in anticipation of the third quarter season. We expect our seasonality trends to continue for the foreseeable future.

Liquidity and Capital Resources

We have historically relied primarily upon cash flow from operations and borrowings under our revolving credit facilities to finance operations, capital expenditures, and debt service requirements. We are a highly leveraged company. As of March 31, 2015, we had $2.8 billion in borrowings outstanding under our existing financing arrangements, including the NewPage ABL Facility and the NewPage Term Loan Facility. Also as of March 31, 2015, $35 million was available for future borrowings under our revolving credit facilities, and $155 million was available for future borrowings under the NewPage ABL Facility. Our debt arrangements contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts. If we are unable to repay our indebtedness when due or declared due, our lenders also will have the right to proceed against the collateral pledged to them to secure the indebtedness. Our indebtedness requires us to dedicate a substantial portion of our cash flows from operations to payments for our debt service, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, and other corporate purposes. In addition, our indebtedness increases our vulnerability to adverse economic and industry conditions and places us at a competitive disadvantage compared to competitors that have less debt.

Our ability to achieve our future projected operating results is largely based on the successful integration of NewPage, the borrowing availability of the combined company, and the synergies and operational cost reduction and earnings enhancement initiatives expected to be achieved from the NewPage acquisition. If the integration of NewPage into our business is not completed within the expected time frame, the synergies and other benefits that we expect to achieve could be materially and adversely affected, and these situations could result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the NewPage acquisition. If we are unable to meet our projected performance targets, our liquidity could be adversely impacted and we may need to seek additional sources of liquidity. Our future performance could adversely affect our ability to raise additional capital to fund our operations, and there is no assurance that financing will be available in a sufficient amount, on acceptable terms, or on a timely basis.

Our ability to continue as a going concern is dependent on management’s plans, which are primarily centered on the synergies expected to be achieved from the NewPage acquisition. We have certain significant cash outflow requirements over the next twelve months outside of normal paper mill operations, including our current debt service requirements and transaction and integration costs associated with the NewPage acquisition. While we believe that our future operating results will provide sufficient cash flows to fund our operations, debt service requirements, and capital expenditures, our projected future operating results are subject to material uncertainties, especially those related to our ability to successfully capitalize on the operational benefits of the NewPage acquisition.

We believe that our plans for the integration of NewPage, together with cash flows from operations and available borrowings under our revolving credit facilities, are sufficient to allow us to meet our current and future obligations, pay scheduled principal and interest payments, and provide funds for working capital, capital expenditures, and other needs of the business for at least the next twelve months. However, no assurance can be given that our integration of NewPage will be successful or that we will be able to generate sufficient cash flows from operations or that future borrowings will be available under our revolving credit facilities in an amount sufficient to fund our liquidity needs on a long-term basis.

As we focus on managing our expenses and cash flows, we continue to assess and implement, as appropriate, various earnings enhancement and expense reduction initiatives. Management has developed a company-wide cost reduction program and expects to yield approximately $38 million of additional cost reductions, of which approximately $33 million are expected to be realized in the remainder of 2015 and the remaining $5 million are expected to be realized in 2016. We continue to search for and develop additional cost saving measures; however, no assurance can be given that the anticipated benefits we project will be realized as expected or at all. In addition, we continue to evaluate selling non-strategic assets in the future to obtain additional liquidity.

Our cash flows from operating, investing and financing activities, as reflected in the accompanying consolidated statements of cash flows, are summarized in the following table.

	Three Months Ended March 31,		Year Ended December 31,
(Dollars in millions)	2015	2014	2014	2013	2012
Net cash (used in) provided by:
Operating activities	$(204)	$(96)	$(58)	$(27)	$11
Investing activities	167	(9)	(25)	(14)	(7)
Financing activities	45	98	78	(9)	(38)

Net change in cash and cash equivalents	$8	$(7)	$(5)	$(50)	$(34)

Operating activities. In the first quarter of 2015, our net cash used in operating activities of $204 million reflects a net loss of $122 million adjusted for non-cash depreciation, amortization, and accretion of $59 million and an increase in working capital of $126 million. The change in working capital reflected seasonal increases in inventory and a decrease in accrued liabilities primarily attributable to the scheduled semi-annual interest payments during the quarter as well as payments of NewPage acquisition and Debt Exchange Offer related expenses, and severance and other costs associated with the Bucksport closure and NewPage acquisition.

In the first quarter of 2014, Verso Holdings’ net cash used in operating activities of $96 million reflected a net loss of $91 million adjusted for non-cash depreciation, amortization, depletion and accretion of $28 million and an increase in working capital of $47 million. The change in working capital reflected seasonal increases in inventory and a decrease in accrued liabilities primarily attributable to the scheduled semi-annual interest payments during the quarter.

In 2014, our net cash used in operating activities of $58 million reflects a net loss of $356 million adjusted for non-cash depreciation, amortization, and accretion and asset impairment charges of $209 million and a decrease in cash used by changes in working capital of $82 million. The change in working capital reflects decreases in inventory and accounts receivable and increases in accrued liabilities.

Our net cash used in operating activities of $27 million in 2013 reflected a net loss of $111 million adjusted for non-cash depreciation, amortization, depletion, and accretion and asset impairment charges totaling $112 million and an increase in cash used by changes in working capital of $27 million, which was primarily due to increases in inventory and accounts receivable and decreases in accounts payable. In 2012, Verso Holdings’ net cash provided by operating activities of $11 million reflected a net loss of $166 million adjusted for non-cash depreciation, amortization, depletion, and accretion and non-cash losses on early extinguishment of debt and asset impairment totaling $210 million and a decrease in working capital of $22 million, which was primarily due to decrease in inventory and accounts receivable.

Investing activities. In the first quarter of 2015, our net cash provided by investing activities of $167 million reflects cash acquired in the NewPage acquisition of $128 million as well as proceeds from sale of assets including the sale of the Bucksport mill of $51 million and were offset by capital expenditures of $9 million. This compares to $9 million of net cash used in investing activities in the first quarter of 2014, which reflected capital expenditures of $16 million.

In 2014, our net cash used in investing activities of $25 million reflects capital expenditures of $42 million, offset by other investing cash inflows of $15 million, primarily consisting of a deposit received from the buyer of our Bucksport mill. This compares to net cash used in investing activities of $14 million in 2013, which reflected $41 million in capital expenditures, net of $14 million received from governmental grants associated with a renewable energy project. In 2012, net cash used in investing of $7 million reflected $60 million in capital expenditures, net of $15 million received from governmental grants associated with a renewable energy project, and $51 million in proceeds attributable to property, plant and equipment from the insurance settlement related to the fire at our former Sartell mill.

Financing activities. In the first quarter of 2015, our net cash provided by financing activities was $45 million compared to net cash provided by financing activities of $98 million in the first quarter of 2014. Cash provided by financing activities in the first quarter of 2015 and 2014, resulted primarily from net borrowings on our revolving credit facilities.

In 2014, our net cash provided by financing activities of $78 million resulted primarily from net borrowings on our revolving credit facilities offset by payments on the Second Priority Senior Secured Floating Rates Notes which matured in August 2014. In 2013, our net cash used in financing activities of $9 million consisted primarily of Verso Holdings’ distribution to Verso Finance for payment of the Senior Unsecured Term Loans, which is reflected as a return of capital in the Statement of Cash Flows.

In 2012, our net cash used in financing activities was $38 million and reflected a total of $355 million in cash payments to repurchase and retire and to redeem a total of $315 million aggregate principal amount of our 11.5% Senior Secured Notes due 2014 and to exchange $167 million aggregate principal amount of our Second Priority Senior Secured Floating Rate Notes due 2014 along with $158 million aggregate principal amount of our Senior Subordinated Notes due 2016 for a total of $272 million aggregate principal amount of our 11.75% Secured Notes due 2019. Cash provided by financing activities included $317 million in net proceeds from the issuance of long-term debt after discount, underwriting fees and issuance costs, primarily related to the issuance of $345 million aggregate principal amount of our 11.75% Senior Secured Notes due 2019.

Indebtedness. As of March 31, 2015, the principal amount of our total indebtedness was $2,710 million, including $145 million on the NewPage ABL Facility, $734 million on the NewPage Term Loan Facility, and $23 million loan from Verso Finance Holdings to Chase NMTC Verso Investment Fund. Note that the issuers and guarantors of our debt securities (including the New First Lien Notes) and the borrower and guarantors of our credit facilities do not guarantee the obligations under the NewPage ABL Facility or the NewPage Term Loan Facility, and the borrower and guarantors under the NewPage ABL Facility and the NewPage Term Loan Facility do not guarantee the obligations under our debt securities and credit facilities. As a result, following the consummation of the NewPage acquisition, the holders of our debt securities (including the New First Lien Notes) are structurally subordinated to the obligations under the NewPage ABL Facility and the NewPage Term Loan Facility to the extent of the value of the assets of the NewPage Subsidiaries.

Revolving credit facilities. In 2012, Verso Holdings entered into revolving credit facilities consisting of a $150 million ABL Facility and a $50 million Cash Flow Facility. Verso Holdings’ ABL Facility had $47 million outstanding, $39 million in letters of credit issued, and $32 million available for future borrowing as of March 31, 2015. Verso Holdings’ Cash Flow Facility had $47 million outstanding, no letters of credit issued, and $3 million available for future borrowing as of March 31, 2015. The indebtedness under the revolving credit facilities bears interest at a floating rate based on a margin over a base rate or eurocurrency rate. As of March 31, 2015, the applicable margin for advances under the ABL Facility was 1.25% for base rate advances and 2.25% for LIBOR advances, and the applicable margin for advances under the Cash Flow Facility was 3.75% for base rate advances and 4.75% for LIBOR advances. As of March 31, 2015, the weighted-average interest rate on outstanding advances was 4.00%. Verso Holdings is required to pay a commitment fee to the lenders in respect of the unused commitments under the ABL Facility at an annual rate equal to either 0.375% or 0.50%, based on daily average utilization, and under the Cash Flow Facility at an annual rate of 0.625%. The indebtedness under the revolving credit facilities is guaranteed jointly and severally by Verso Finance and each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the indebtedness and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively. The indebtedness under the ABL Facility and related guarantees are secured by first-priority security interests, subject to permitted liens, in substantially all of Verso Holdings’, Verso Finance’s, and the subsidiary guarantors’ inventory and accounts receivable, or “ABL Priority Collateral,” and second-priority security interests, subject to permitted liens, in substantially all of their other assets, or “Notes Priority Collateral.” The indebtedness under the Cash Flow Facility and related guarantees are secured, pari passu with the 11.75% Senior Secured Notes due 2019 and related guarantees, by first-priority security interests in the Notes Priority Collateral and second-priority security interests in the ABL Priority Collateral. The revolving facilities will mature on May 4, 2017. On January 3, 2014, Verso Holdings entered into certain amendments to the revolving credit facilities in connection with the NewPage acquisition, in which (a) the lenders under each of our revolving credit facilities consented to the NewPage acquisition, and the other transactions contemplated by the Merger Agreement, including the incurrence of certain additional indebtedness, (b) the lenders consented to amendments to allow the sale and/or financing of certain non-core assets and (c) the parties agreed to amend our revolving credit facilities to allow for certain other transactions upon the consummation of the NewPage acquisition and the other transactions contemplated by the Merger Agreement.

Verso Androscoggin Power LLC Revolving Credit Facility. On May 5, 2014, acting through a wholly owned subsidiary, Verso Androscoggin Power LLC, or “VAP,” Verso Holdings entered into a credit agreement providing for a $40 million revolving credit facility with Barclays Bank PLC and Credit Suisse AG, Cayman Islands Branch. As of December 31, 2014, the revolving credit facility had a $30 million outstanding balance, and $10 million available for future borrowing. Borrowings under the credit facility bore interest at a rate equal to an applicable margin plus, at the option of VAP, either (a) a base rate determined by reference to the highest of the U.S. federal funds rate plus 0.5%, the prime rate of the administrative agent, and the adjusted LIBOR for a one-month interest period plus 1.00%, or (b) a eurocurrency rate, or “LIBOR,” determined by reference to the cost of funds for eurocurrency deposits in dollars in the London interbank market for the interest period relevant to such borrowing adjusted for certain additional costs. As of December 31, 2014, the applicable margin for advances under the credit facility was 3.00% for base rate advances and 4.00% for LIBOR advances. As of December 31, 2014, the weighted-average interest rate on outstanding advances was 6.25%. The indebtedness under the credit facility was secured by substantially all of VAP’s assets, which consist principally of four hydroelectric facilities associated with our Androscoggin mill and related electricity transmission equipment. Verso Maine Power Holdings LLC, VAP’s sole member, guaranteed the payment of the debt outstanding under the credit facility, and its guaranty was secured by a pledge of its equity interest in VAP. Debt issuance costs of approximately $2 million were amortized over the life of the facility. On January 7, 2015, Verso consummated the NewPage acquisition, and as a result, the credit facility was terminated on February 4, 2015.

11.75% Senior Secured Notes due 2019. In 2012, Verso Holdings issued $345 million aggregate principal amount of 11.75% Senior Secured Notes due 2019. In 2013, Verso Holdings issued $73 million aggregate principal amount of its 11.75% Senior Secured Notes due 2019 to certain lenders holding approximately $86 million aggregate principal amount of Verso Finance’s Senior Unsecured Term Loans, and net accrued interest through the closing date, at an exchange rate of 85%, in exchange for the assignment to Verso Finance of its Senior Unsecured Term Loans and the cancellation of such loans. After the exchange there are no longer any outstanding Senior Unsecured Term Loans.

The 11.75% Senior Secured Notes due 2019 issued in 2012 and 2013 constitute one class of securities. The notes bear interest, payable semi-annually, at the rate of 11.75% per year. The notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively. The indebtedness under the notes and related guarantees are secured, pari passu with the Cash Flow Facility and related guarantees, by first-priority security interests in the Notes Priority Collateral and second-priority security interests in the ABL Priority Collateral. The notes will mature on January 15, 2019.

On January 7, 2015, in connection with the consummation of the NewPage acquisition, Verso Holdings, an indirect, wholly owned subsidiary of Verso, and Verso Paper Inc., a wholly owned subsidiary of Verso Holdings (together with Verso Holdings, or the “Issuers”), entered into an indenture, or the “New First Lien Notes Indenture,” among the Issuers, certain subsidiaries of Verso Holdings, as guarantors, and Wilmington Trust, National Association, as trustee, governing the Issuers’ $650 million aggregate principal amount of 11.75% Senior Secured Notes due 2019, or the “New First Lien Notes,” and issued the New First Lien Notes to the stockholders of NewPage as partial consideration in the NewPage acquisition. The New First Lien Notes are guaranteed, jointly and severally, on a senior secured basis, by each of Verso Holdings’ existing domestic subsidiaries that guarantees its senior secured credit facility and by each of its future domestic subsidiaries that guarantees certain of its debt or issues disqualified stock. The New First Lien Notes are guaranteed by NewPage, but not guaranteed by any of its subsidiaries. The New First Lien Notes and the related guarantees are secured by first-priority liens in the collateral owned by each Issuer and Guarantor, subject to certain permitted liens and exceptions as further described in the New First Lien Notes Indenture and the related security documents. The collateral consists of substantially all of the Issuers’ and the Guarantors’ tangible and intangible assets securing Verso Holdings’ existing senior secured credit facility, which exclude certain capital stock and other securities of its affiliates and other property.

The New First Lien Notes and the related guarantees are the senior secured obligations of the Issuers and the Guarantors, respectively, and rank (a) senior in right of payment to all existing and future subordinated indebtedness of the Issuers and the Guarantors, including the adjustable subordinated notes and the Issuers’ existing 11.38% Senior Subordinated Notes due 2016, or the “Old Subordinated Notes,” and the related guarantees; (b) equal in right of payment with all existing and future senior indebtedness of the Issuers and the Guarantors, including the Issuers’ existing 11.75% Senior Secured Notes due 2019, or the “First Lien Notes,” 11.75% Secured Notes due 2019, or the “Secured Notes,” the second priority adjustable notes and the 8.75% Second Priority Senior Secured Notes due 2019, or the “Old Second Lien Notes;” (c) effectively pari passu with all existing first-priority secured indebtedness of the Issuers and the Guarantors under Verso Holdings’ senior secured credit facility and the related guarantees, including the First Lien Notes and the related guarantees, to the extent of the value of the collateral securing such obligations; (d) effectively senior to all existing second-priority secured indebtedness of the Issuers and the Guarantors, including the Secured Notes and the original second priority notes and the related guarantees, to the extent of the value of the collateral securing such obligations; (e) effectively senior to all existing and future unsecured indebtedness of the Issuers and the Guarantors, including the Old Second Lien Notes, the Old Subordinated Notes, and the adjustable subordinated notes; and

(f) effectively subordinated to all existing and future indebtedness, preferred stock and other liabilities of the Issuers’ non-guarantor subsidiaries, other than indebtedness, preferred stock and liabilities held by an Issuer or a Guarantor.

The Issuers will pay interest on the New First Lien Notes at a rate of 11.75% per annum, payable semiannually to holders of record at the close of business on January 1 or July 1 immediately preceding the interest payment date on January 15 and July 15 of each year, commencing July 15, 2015. The New First Lien Notes mature on January 15, 2019.

11.75% Secured Notes due 2019. In 2012, Verso Holdings issued $272 million aggregate principal amount of 11.75% Secured Notes due 2019. The notes bear interest, payable semi-annually, at the rate of 11.75% per year. The notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively. The notes and related guarantees are secured by security interests, subject to permitted liens, in substantially all of Verso Holdings’ and the guarantors’ tangible and intangible assets. The security interests securing the notes rank junior to those securing the obligations under the ABL Facility, the Cash Flow Facility, and the 11.75% Senior Secured Notes due 2019 and rank senior to those securing the 8.75% Second Priority Senior Secured Notes due 2019. The notes will mature on January 15, 2019.

8.75% Second Priority Senior Secured Notes due 2019. In 2011, Verso Holdings issued $396 million aggregate principal amount of 8.75% Second Priority Senior Secured Notes due 2019, or “Old Second Lien Notes.” The Old Second Lien Notes bear interest, payable semi-annually, at the rate of 8.75% per year. The Old Second Lien Notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively. On August 1, 2014, approximately $299 million aggregate principal amount of Old Second Lien Notes were tendered and accepted in exchange for a like amount of original second priority notes and approximately 9.3 million Warrants in the Second Lien Notes Exchange Offer. Following the settlement of the Second Lien Notes Exchange Offer, approximately $97 million aggregate principal amount of the Old Second Lien Notes remain outstanding. As of August 1, 2014, the Old Second Lien Notes were amended by a supplemental indenture so as to (a) eliminate or waive substantially all of the restrictive covenants contained in the indenture governing such notes, (b) eliminate certain events of default, (c) modify covenants regarding mergers and consolidations, and (d) modify or eliminate certain other provisions, including, in some cases, certain provisions relating to defeasance, contained in such indenture and such notes. In addition, as of August 1, 2014, the Old Second Lien Notes are no longer secured by any collateral. The Old Second Lien Notes will mature on February 1, 2019.

Second Priority Adjustable Senior Secured Notes. On August 1, 2014, the Issuers issued approximately $299 million aggregate principal amount of the Second Priority Adjustable Senior Secured Notes, or “original second priority notes,” and approximately 9.3 million Warrants in exchange for a like amount of the Old Second Lien Notes in the Second Lien Notes Exchange Offer. Interest is payable semi-annually on the original second priority notes. The original second priority notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively. Following the consummation of the NewPage acquisition, the original second priority notes are guaranteed by NewPage. The original second priority notes are not guaranteed by the subsidiaries of NewPage, nor will any of the assets of such subsidiaries constitute collateral for the original second priority notes.

Prior to the consummation of the NewPage acquisition, the original second priority notes bore interest at a rate of 8.75% per annum and had an original maturity date of February 1, 2019. On and after the consummation of the NewPage acquisition, the terms and conditions of the original second priority notes have been adjusted so that, among other adjustments, (a) the principal amount of the original second priority notes has been adjusted such that a holder of $1,000 principal amount of original second priority notes immediately prior to the NewPage acquisition holds $593.75 principal amount of original second priority notes immediately following the NewPage acquisition, (b) the maturity date of the original second priority notes has been extended from February 1, 2019, to August 1, 2020, and (c) the interest rate has been adjusted such that the original second priority notes bear interest from and after the date of the consummation of the NewPage acquisition at a rate of 10.00% per annum payable in cash plus 3.00% per annum payable by increasing the principal amount of the outstanding original second priority notes or by issuing additional original second priority notes.

Second Priority Senior Secured Floating Rate Notes due 2014. In 2006, Verso Holdings issued $250 million aggregate principal amount of Second Priority Senior Secured Floating Rate Notes due 2014. As of December 31, 2013, Verso Holdings had repurchased and retired a total of $237 million aggregate principal amount of the notes. The notes matured on August 1, 2014.

11.38% Senior Subordinated Notes due 2016. In 2006, Verso Holdings issued $300 million aggregate principal amount of 11.38% Senior Subordinated Notes due 2016, or “Old Subordinated Notes.” The Old Subordinated Notes bear interest, payable semi-annually, at the rate of 11.38% per year. The Old Subordinated Notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are unsecured senior subordinated obligations of Verso Holdings and the guarantors, respectively. On August 1, 2014, approximately $102 million aggregate principal amount of the Old Subordinated Notes were tendered and accepted in exchange for a like amount of original subordinated notes and approximately 5.4 million Warrants in the Subordinated Notes Exchange Offer. Following the settlement of the Subordinated Notes Exchange Offer, approximately $41 million aggregate principal amount of the Old Subordinated Notes remain outstanding. As of August 1, 2014, the Old Subordinated Notes were amended by a supplemental indenture so as to (a) eliminate or waive substantially all of the restrictive covenants contained in the indenture governing such notes, (b) eliminate certain events of default, (c) modify covenants regarding mergers and consolidations, and (d) modify or eliminate certain other provisions, including, in some cases, certain provisions relating to defeasance, contained in such indenture and such notes. As of March 31, 2015, $41 million aggregate principal amount of the Old Subordinated Notes remained outstanding. The Old Subordinated Notes will mature on August 1, 2016.

Adjustable Senior Subordinated Notes. On August 1, 2014, Verso Holdings issued approximately $102 million aggregate principal amount of the Adjustable Senior Subordinated Notes, or “original subordinated notes,” and approximately 5.4 million Warrants in exchange for a like amount of the Old Subordinated Notes in the Subordinated Notes Exchange Offer. The original subordinated notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are unsecured senior subordinated obligations of Verso Holdings and the guarantors, respectively. Following the consummation of the NewPage acquisition, the original subordinated notes are guaranteed by NewPage, but not its subsidiaries.

Prior to the consummation of the NewPage acquisition, the original subordinated notes bore interest at a rate of 11.38% per annum and had an original maturity date of August 1, 2016. On and after the consummation of the NewPage acquisition, the terms and conditions of the original subordinated notes have been adjusted so that, among other adjustments, (a) the principal amount of the original subordinated notes has been adjusted such that a holder of $1,000 principal amount of original subordinated notes immediately prior to the NewPage acquisition holds $620 principal amount of original subordinated notes immediately following the NewPage acquisition, (b) the maturity date of the original subordinated notes has been extended from August 1, 2016, to August 1, 2020, and (c) the interest rate has been adjusted such that the original subordinated notes bear interest from and after the date of the consummation of the NewPage acquisition at a rate of 11.00% per annum payable in cash plus 5.00% per annum payable by increasing the principal amount of the outstanding original subordinated notes or by issuing additional original subordinated notes.

Loan from Verso Paper Finance Holdings LLC/ Verso Paper Holdings LLC. In 2010, Verso Quinnesec REP LLC, an indirect, wholly owned subsidiary of Verso Holdings, entered into a financing transaction with Chase NMTC Verso Investment Fund, LLC, or the “Investment Fund,” a consolidated variable interest entity. Under this arrangement, Verso Holdings loaned $23 million to Verso Finance at an interest rate of 6.5% per year and with a maturity of December 29, 2040, and Verso Finance, in turn, loaned the funds on similar terms to the Investment Fund. The Investment Fund then contributed the loan proceeds to certain community development entities, which, in turn, loaned the funds on similar terms to Verso Quinnesec REP LLC as partial financing for the renewable energy project at our mill in Quinnesec, Michigan.

As a holding company, our investments in our operating subsidiaries constitute substantially all of our operating assets. Consequently, our subsidiaries conduct all of its consolidated operations and own substantially all of our operating assets. Our principal source of the cash we need to pay our debts is the cash that our subsidiaries generate from their operations and their borrowings. Our subsidiaries are not obligated to make funds available to us. The terms of the revolving credit facilities and the indentures governing our outstanding notes significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Furthermore, our subsidiaries are permitted under the terms of the revolving credit facilities and the indentures to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends, or the making of loans by such subsidiaries to us. Although the terms of the debt agreements of our subsidiaries do not restrict our operating subsidiaries from obtaining funds from their respective subsidiaries to fund their operations and payments on indebtedness, there can be no assurance that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund our obligations.

We may elect to retire our outstanding debt in open market purchases, privately negotiated transactions, or otherwise. These repurchases may be funded through available cash from operations and borrowings under our revolving credit facilities. Such repurchases are dependent on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors.

Covenant Compliance

The credit agreements for our revolving credit facilities and the indentures governing our notes contain affirmative covenants as well as restrictive covenants that limit our ability to, among other things, incur additional indebtedness; pay dividends or make other distributions; repurchase or redeem our stock; make investments; sell assets, including capital stock of restricted subsidiaries; enter into agreements restricting our subsidiaries’ ability to pay dividends; consolidate, merge, sell or otherwise dispose of all or substantially all of our assets; enter into transactions with our affiliates; and incur liens. These covenants can result in limiting our long-term growth prospects by hindering our ability to incur future indebtedness or grow through acquisitions. The material covenants in the indentures that are impacted by the calculation of Adjusted EBITDA are those that govern the amount of indebtedness that Verso Holdings and its subsidiaries may incur, whether Verso Holdings may make certain dividends, distributions or payments on subordinated indebtedness, and whether Verso Holdings may merge with another company. Although there are limited baskets for incurring indebtedness contained in the indentures, the primary means for incurring additional indebtedness under the indentures is to have a pro forma Fixed Charge Coverage Ratio of at least 2.00 to 1.00 after the incurrence of such additional indebtedness. This same test also applies to most dividends and other payments made in respect of Verso Holdings’ equity and subordinated indebtedness and also to whether Verso Holdings may merge with another company. In the case of a merger, Verso Holdings may merge so long as either its Fixed Charge Coverage Ratio is at least 2.00 to 1.00 or that same ratio improves after giving pro forma effect to the merger. If Verso Holdings were not able to meet the Fixed Charge Coverage Ratio requirement contained in these covenants, it would limit our long-term growth prospects, as it would severely hinder Verso Holdings’ ability to incur additional indebtedness for the purpose of completing acquisitions or capital improvement programs, among other things. In addition, if the ratio test were not met, distributions by Verso Holdings to Verso would also be severely restricted. The Cash Flow Facility also requires us to maintain a maximum total net first-lien leverage ratio of not more than 3.50 to 1.00 if on the last day of any fiscal quarter, any portion of the facility is drawn (including outstanding letters of credit). As of March 31, 2015, we were in compliance with the covenants in our debt agreements.

The credit agreements for NewPage’s credit facilities contain affirmative covenants as well as restrictive covenants that limit the NewPage subsidiaries that are restricted subsidiaries under the credit agreements ability to, among other things, incur additional indebtedness; pay dividends or make other distributions; repurchase or redeem their stock; make investments; sell assets, including capital stock of restricted subsidiaries; enter into agreements restricting their subsidiaries’ ability to pay dividends; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; enter into transactions with their affiliates; and incur liens. The NewPage Term Loan Facility requires NewPage Corporation to maintain a maximum total net leverage ratio on the last day of any fiscal quarter when loans are outstanding under the NewPage Term Loan Facility. The initial maximum total net leverage ratio threshold was 4.10 to 1.00 through the fiscal quarter ending September 30, 2014, stepping down every year thereafter to a maximum total net leverage ratio threshold of 3.50 to 1.00 for the fiscal quarter ending December 31, 2019 and thereafter. Under the NewPage ABL Facility, NewPage Corporation is subject to a springing minimum fixed charge coverage ratio of 1.00 to 1.00 at any time when excess availability is less than the greater of (a) 10% of the lesser of (i) the borrowing base at such time and (ii) the aggregate amount of commitments at such time or (b) $20 million. As of March 31, 2015, we were in compliance with all such covenants.

Effect of Inflation

While inflationary increases in certain input costs, such as for energy, wood fiber, and chemicals, have an impact on our operating results, changes in general inflation have had minimal impact on our operating results in the last three years. Sales prices and volumes are more strongly influenced by supply and demand factors in specific markets and by exchange rate fluctuations than by inflationary factors. We cannot assure you, however, that we will not be affected by general inflation in the future.

Contractual Obligations

The following table reflects our contractual obligations and commercial commitments as of December 31, 2014, excluding those related to the Bucksport mill, which is classified as held for sale as of year-end. Commercial commitments include lines of credit, guarantees, and other potential cash outflows resulting from a contingent event that requires our performance pursuant to a funding commitment.

	Payments due by period
(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Verso Holdings LLC
Debt(1)	$1,840	$184	$448	$1,208	$—
Operating leases	5	3	2	—	—
Purchase obligations(2)	259	56	56	52	95
Other long-term liabilities(3)	15	—	1	3	11
Chase NMTC Verso Investment Fund LLC
Loan from Verso Paper Finance Holdings LLC	63	2	3	3	55

Total contractual obligations for Verso Paper Holdings LLC	$2,182	$245	$510	$1,266	$161

(1)	Debt includes principal payments, commitment fees, and interest payable. A portion of interest expense is at a variable rate and has been calculated using current LIBOR. Actual payments could vary.
(2)	Purchase obligations include unconditional purchase obligations for power purchase agreements (gas and electricity), machine clothing, and other commitments for advertising, raw materials, or storeroom inventory.
(3)	Other long-term liabilities reflected above represent the gross amount of asset retirement obligations.

The following table reflects our contractual obligations and commercial commitments as of March 31, 2015. Commercial commitments include lines of credit, guarantees, and other potential cash outflows resulting from a contingent event that requires our performance pursuant to a funding commitment.

	Payments due by period
(Dollars in millions)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Verso Holdings LLC
Debt(1)	$3,919	$161	$761	$2,143	$854
Operating leases	21	9	9	3	—
Purchase obligations(2)	455	129	132	84	110
Other long-term liabilities(3)	42	3	4	4	31
Chase NMTC Verso Investment Fund LLC
Loan from Verso Paper Finance Holdings LLC	61	1	3	3	54

Total contractual obligations for Verso Paper Holdings LLC	$4,498	$303	$909	$2,237	$1,049

(1)	Debt includes principal payments, commitment fees, and interest payable. A portion of interest expense is at a variable rate and has been calculated using current LIBOR. Actual payments could vary.
(2)	Purchase obligations include unconditional purchase obligations for power purchase agreements (gas and electricity), machine clothing, and other commitments for advertising, raw materials, or storeroom inventory.
(3)	Other long-term liabilities reflected above represent the gross amount of asset retirement obligations.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from fluctuations in our paper prices, interest rates, energy prices, and commodity prices for our inputs.

Paper Prices

Our sales, which we report net of rebates, allowances, and discounts, are a function of the number of tons of paper that we sell and the price at which we sell our paper. The coated paper industry is cyclical, which results in changes in both volume and price. Paper prices historically have been a function of macroeconomic factors that influence supply and demand. Price has historically been substantially more variable than volume and can change significantly over relatively short time periods.

We are primarily focused on serving two end-user segments: catalogs and magazines. Coated paper demand is primarily driven by advertising and print media usage. Advertising spending and magazine and catalog circulation tend to correlate with gross domestic product, or “GDP,” in the United States, as they rise with a strong economy and contract with a weak economy.

Many of our customers provide us with forecasts of their paper needs, which allows us to plan our production runs in advance, optimizing production over our integrated mill system and thereby reducing costs and increasing overall efficiency. Generally, our sales agreements do not extend beyond the calendar year, and they typically provide for semiannual price adjustments based on market price movements.

We reach our end-users through several channels, including printers, brokers, paper merchants, and direct sales to end-users. We sell and market our products to approximately 300 customers. During the first quarter, Veritiv Corporation accounted for approximately 20% of our net sales. As of December 31, 2014, we sold and marketed our products to approximately 130 customers. During 2014, Quad/Graphics, Inc. and Central National-Gottesman, Inc. accounted for approximately 14% and 10% of our total net sales, respectively.

Interest Rates

We have issued fixed- and floating-rate debt in order to manage our variability to cash flows from interest rates. Borrowings under the revolving credit facilities and term loan accrue interest at variable rates. The NewPage Term Loan Facility has a LIBOR floor of 1.25%. Assuming the Term Loan Facility interest rate is at or above the LIBOR floor, a 100 basis point increase in quoted interest rates on our outstanding floating-rate debt as of March 31, 2015, would increase annual interest expense by $10 million. While we may enter into agreements limiting our exposure to higher interest rates, any such agreements may not offer complete protection from this risk.

Derivatives

In the normal course of business, we utilize derivatives contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices and interest rates. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with generally accepted accounting principles. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. We have an Energy Risk Management Policy which was adopted by our board of directors and is monitored by an Energy Risk Management Committee composed of our senior management. In addition, we have an Interest Rate Risk Committee which was formed to monitor our Interest Rate Risk Management Policy. Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. We manage credit risk by entering into financial instrument transactions only through approved counterparties. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in commodity prices or interest rates. We manage market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken.

We do not hedge the entire exposure of our operations from commodity price volatility for a variety of reasons. To the extent that we do not hedge against commodity price volatility, our results of operations may be affected either favorably or unfavorably by a shift in the future price curve. As of March 31, 2015, we had liabilities for net unrealized losses of $5 million on open commodity contracts with maturities of one to eighteen months. These derivative instruments involve the exchange of net cash settlements, based on changes in the price of the underlying commodity index compared to the fixed price offering, at specified intervals without the exchange of any underlying principal. A 10% decrease in commodity prices would have a negative impact of approximately $1 million on the fair value of such instruments. This quantification of exposure to market risk does not take into account the offsetting impact of changes in prices on anticipated future energy purchases.

Commodity Prices

We are subject to changes in our cost of sales caused by movements underlying commodity prices. The principal components of our cost of sales are chemicals, wood, energy, labor, maintenance, and depreciation, amortization, and depletion. Costs for commodities, including chemicals, wood and energy, are the most variable component of our cost of sales because their prices can fluctuate substantially, sometimes within a relatively short period of time. In addition, our aggregate commodity purchases fluctuate based on the volume of paper that we produce.

Chemicals. Chemicals utilized in the manufacturing of coated papers include latex, clay, starch, calcium carbonate, caustic soda, sodium chlorate, and titanium dioxide. We purchase these chemicals from a variety of suppliers and are not dependent on any single supplier to satisfy our chemical needs. We expect imbalances in supply and demand to periodically create volatility in prices for certain chemicals.

Wood. Our costs to purchase wood are affected directly by market costs of wood in our regional markets and indirectly by the effect of higher fuel costs on logging and transportation of timber to our facilities. While we have in place fiber supply agreements that ensure a substantial portion of our wood requirements, purchases under these agreements are typically at market rates.

Energy. In 2014, we produced approximately 54% of our energy needs for our paper mills from sources such as waste wood, waste water, hydroelectric facilities, liquid biomass from our pulping process, and internal energy cogeneration facilities. Our external energy purchases vary across each of our mills and include fuel oil, natural gas, coal, and electricity. While our internal energy production capacity and ability to switch between certain energy sources mitigates the volatility of our overall energy expenditures, we expect prices for energy to remain volatile for the foreseeable future. We utilize derivatives contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices.

Off-Balance Sheet Arrangements

None.

BUSINESS

The following description of our business is as of December 31, 2014 and has not been revised with the exception of recasting certain disclosures related to segments to align with Verso Holdings’ change in segments in January 2015 following the acquisition of NewPage Holdings Inc.

Background

We began operations on August 1, 2006, when we acquired the assets and certain liabilities comprising the business of the Coated and Supercalendered Papers Division of International Paper Company, or “International Paper.” We were formed by affiliates of Apollo Global Management, LLC, or “Apollo,” for the purpose of consummating the acquisition from International Paper. Our indirect parent Verso went public on May 14, 2008, with an initial public offering, or “IPO,” of 14 million shares of common stock.

On January 3, 2014, Verso, Verso Merger Sub Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Verso, or “Merger Sub,” and NewPage Holdings Inc., a Delaware corporation, or “NewPage,” entered into an Agreement and Plan of Merger, or the “Merger Agreement,” pursuant to which the parties agreed to merge Merger Sub with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement, with NewPage surviving the merger as an indirect, wholly owned subsidiary of Verso. On January 7, 2015, Verso consummated the previously announced acquisition of NewPage through the merger of Merger Sub, with and into NewPage, or the “NewPage acquisition,” pursuant to the Merger Agreement. As a result of the merger of Merger Sub with and into NewPage, Merger Sub’s separate corporate existence ceased and NewPage continued as the surviving corporation and an indirect, wholly owned subsidiary of Verso (see Note 21 to our consolidated financial statements included elsewhere herein). As the NewPage acquisition was consummated subsequent to our year-end, this section excludes the impact of NewPage’s operations on our business.

Our principal executive offices are located at 6775 Lenox Center Court, Suite 400, Memphis, Tennessee 38115-4436. Our telephone number is (901) 369-4100. Our website address is www.versoco.com. Information on or accessible through our website is not considered part of this annual report.

Overview

We are a leading North American supplier of coated papers to catalog and magazine publishers. The coating process adds a smooth uniform layer in the paper, which results in superior color and print definition. As a result, coated paper is used primarily in media and marketing applications, including catalogs, magazines, and commercial printing applications, such as high-end advertising brochures, annual reports, and direct mail advertising.

We are one of North America’s largest producers of coated groundwood paper, which is used primarily for catalogs and magazines. We are also a low cost producer of coated freesheet paper, which is used primarily for annual reports, brochures, and magazine covers. We also produce and sell market kraft pulp, which is used to manufacture printing and writing paper grades and tissue products.

We operate five paper machines at two mills located in Maine and Michigan as of December 31, 2014. The mills have a combined annual production capacity of 955,000 tons of coated paper, 105,000 tons of ultra-lightweight specialty and uncoated papers, and 930,000 tons of kraft pulp.

As of December 31, 2014, we sold and marketed our products to approximately 130 customers which comprise approximately 650 end-user accounts. We have long-standing relationships with many leading magazine and catalog publishers, commercial printers, specialty retail merchandisers, and paper merchants. Our relationships with our ten largest coated paper customers average more than 20 years. We reach our end-users through several distribution channels, including direct sales, commercial printers, paper merchants, and brokers.

Our net sales (in millions) by product line for the year ended December 31, 2014, are illustrated below:

Industry

Based on 2014 sales, the size of the global coated paper industry is estimated to be approximately $37 billion, or 43 million tons of coated paper shipments, including approximately $6 billion, or 7 million tons of coated paper shipments, in North America. Coated paper is used primarily in media and marketing applications, including catalogs, magazines, and commercial printing applications, which include high-end advertising brochures, annual reports, and direct mail advertising. Demand is generally driven by North American advertising and print media trends, which in turn have historically been correlated with growth in Gross Domestic Product, or “GDP.”

In North America, coated papers are classified by brightness and fall into five grades, labeled No. 1 to No. 5, with No. 1 having the highest brightness level and No. 5 having the lowest brightness level. Papers graded No. 1, No. 2, and No. 3 are typically coated freesheet grades. No. 4 and No. 5 papers are predominantly groundwood containing grades. Coated groundwood grades are the preferred grades for catalogs and magazines, while coated freesheet is more commonly used in commercial print applications.

Products

We manufacture two main grades of paper: coated groundwood paper and coated freesheet paper. These paper grades are differentiated primarily by their respective brightness, weight, print quality, bulk, opacity, and strength. We also produce and sell Northern Bleached Hardwood Kraft, or “NBHK,” pulp. See notes to the consolidated financial statements for further information on our segments. The following table sets forth our principal products by tons sold and as a percentage of our net sales in 2014:

(Tons in thousands, Dollars in millions)	Sales Volume		Net Sales
	Tons	%	$	%
Product:
Coated groundwood paper	636	39	$522	40
Coated freesheet paper	512	32	417	32
Other paper	202	12	197	15

Total paper	1,350	83	1,136	88
Pulp	274	17	161	12

Total all products	1,624	100	$1,297	100

As a result of our scale and technological capabilities, we are able to offer our customers a broad product offering, from ultra-lightweight coated groundwood to heavyweight coated freesheet. Our customers have the opportunity to sole-source all of their coated paper needs from us while optimizing their choice of paper products. As our customers’ preferences change, they can switch paper grades to meet their desired balance between cost and performance attributes while maintaining their relationship with us.

Coated groundwood paper. Coated groundwood paper includes a fiber component produced through a mechanical pulping process. The use of such fiber results in a bulkier and more opaque paper that is better suited for applications where lighter weights and/or higher stiffness are required, such as catalogs and magazines. In addition to mechanical pulp, coated groundwood paper typically includes a kraft pulp component to improve brightness and print quality.

Coated freesheet paper. Coated freesheet paper is made from bleached kraft pulp, which is produced using a chemical process to break apart wood fibers and dissolve impurities such as lignin. The use of kraft pulp results in a bright, heavier-weight paper with excellent print qualities, which is well-suited for high-end commercial applications and premium magazines. Coated freesheet contains primarily kraft pulp, with less than 10% mechanical pulp in its composition.

Other paper products. We also offer recycled paper to help meet specific customer requirements. Additionally, we offer customized product solutions for strategic accounts by producing paper grades with customer-specified weight, brightness and pulp mix characteristics, providing customers with cost benefits and/or brand differentiation. Our product offerings also include ultra-lightweight uncoated printing papers and ultra- lightweight coated and uncoated flexible packaging papers.

Pulp. We produce and sell NBHK pulp. NBHK pulp is produced through the chemical kraft process using hardwoods. Hardwoods typically have shorter length fibers than softwoods and are used to smooth paper. Kraft describes pulp produced using a chemical process, whereby wood chips are combined with chemicals and steam to separate the wood fibers. The fibers are then washed and pressure screened to remove the chemicals and lignin which originally held the fibers together. Finally, the pulp is bleached to the necessary whiteness and brightness. Kraft pulp is used in applications where brighter and whiter paper is required.

Manufacturing

We operate five paper machines at two mills located in Maine and Michigan. We believe our coated paper mills are among the most efficient and lowest cost coated paper mills based on the cash cost of delivery to Chicago, Illinois. We attribute our manufacturing efficiency, in part, to the significant historical investments made in our mills. Our mills have a combined annual production capacity of 955,000 tons of coated paper, 105,000 tons of ultra-lightweight specialty and uncoated papers, and 930,000 tons of kraft pulp. Of the pulp that we produce, we consume approximately 635,000 tons internally and sell the rest. Our facilities are strategically located within close proximity to major publication printing customers, which affords us the ability to more quickly and cost-effectively deliver our products. The facilities also benefit from convenient and cost-effective access to northern softwood fiber, which is required for the production of lightweight and ultra-lightweight coated papers.

The following table sets forth the locations of our mills, the products they produce and other key operating information:

Mill/Location	Product/Paper Grades	Paper Machines	Production Capacity (in tons)
Jay (Androscoggin), Maine	Lightweight Coated Groundwood	2	355,000
	Lightweight Coated Freesheet	1	175,000
	Specialty/Uncoated	1	105,000
	Pulp		445,000
Quinnesec, Michigan	Coated Freesheet	1	425,000
	Pulp		485,000

The basic raw material of the papermaking process is wood pulp. The first stage of papermaking involves converting wood logs to pulp through either a mechanical or chemical process. Before logs can be processed into pulp, they are passed through a debarking drum to remove the bark. Once separated, the bark is burned as fuel in bark boilers. The wood logs are composed of small cellulose fibers which are bound together by a glue-like substance called lignin. The cellulose fibers are then separated from each other through either a mechanical or a kraft pulping process.

After the pulping phase, the fiber furnish is run onto the forming fabric of the paper machine. On the forming fabric, the fibers become interlaced, forming a mat of paper, and much of the water is extracted. The paper web then goes through a pressing and drying process to extract the remaining water. After drying, the web receives a uniform layer of coating that makes the paper smooth and provides uniform ink absorption. After coating, the paper goes through a calendering process that provides a smooth finish by ironing the sheet between multiple soft nips that consist of alternating hard (steel) and soft (cotton or synthetic) rolls. At the dry end, the paper is wound onto spools to form a machine reel and then rewound and split into smaller rolls on a winder. Finally, the paper is wrapped, labeled, and shipped.

Catalog and magazine publishers with longer print runs tend to purchase paper in roll form for use in web printing, a process of printing from a reel of paper as opposed to individual sheets of paper, in order to minimize costs. In contrast, commercial printers typically buy large quantities of sheeted paper in order to satisfy the short-run printing requirements of their customers. We believe that sheeted paper requires additional processing, bigger inventory stocks, a larger sales and marketing team and a different channel strategy. For this reason, we have historically pursued a deliberate strategy of configuring our manufacturing facilities to produce all web-based papers which are shipped in roll form and have developed relationships with third-party converters to address any sheeted paper needs of our key customers.

We utilize a manufacturing excellence program, called R-GAP, to take advantage of the financial opportunities that exist between the current or historical performance of our mills and the best performance possible given usual and normal constraints (i.e., configuration, geographical, and capital constraints). Our continuous improvement process is designed to lower our cost position and enhance operating efficiency through reduced consumption of energy and material inputs, reduced spending on indirect costs, and improved productivity. The program utilizes benchmarking data to identify improvement initiatives and establish performance targets. Detailed action plans are used to monitor the execution of these initiatives and calculate the amount saved. We also use multi-variable testing, lean manufacturing, center of excellence teams, source-of- loss initiatives, and best practice sharing to constantly improve our manufacturing processes and products. One of our facilities has been recognized by the Occupational Safety and Health Administration, or “OSHA,” as a Star site as part of OSHA’s Voluntary Protection Program which recognizes outstanding safety programs and performance.

Raw Materials and Suppliers

Our key cost inputs in the papermaking process are wood fiber, market kraft pulp, chemicals, and energy.

Wood Fiber. We source our wood fiber from a broad group of timberland and sawmill owners located in our regions.

Kraft Pulp. Overall, we have the capacity to produce approximately 930,000 tons of kraft pulp, consisting of 445,000 tons of pulp at our Androscoggin mill and 485,000 tons of pulp at our Quinnesec mill, of which approximately 635,000 tons are consumed internally. We supplement our internal production of kraft pulp with purchases from third parties. In 2014, we purchased approximately 52,000 tons of pulp from a variety of suppliers. We are not dependent on any single supplier to satisfy our pulp needs.

Chemicals. Chemicals utilized in the manufacturing of coated papers include latex, clay, starch, calcium carbonate, caustic soda, sodium chlorate, and titanium dioxide. We purchase these chemicals from a variety of suppliers and are not dependent on any single supplier to satisfy our chemical needs.

Energy. In 2014, we produced approximately 54% of our energy needs for our paper mills from sources such as waste wood, waste water, hydroelectric facilities, liquid biomass from our pulping process, and internal energy cogeneration facilities. Our external energy purchases vary across each of our mills and include fuel oil, natural gas, coal, and electricity. While our internal energy production capacity mitigates the volatility of our overall energy expenditures, we expect prices for energy to remain volatile for the foreseeable future and our energy costs to increase in a high energy cost environment. As prices fluctuate, we have some ability to switch between certain energy sources in order to minimize costs. We utilize derivatives contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices.

Sales, Marketing, and Distribution

We reach our end-users through several sales channels. These include selling directly to end-users, through brokers, merchants, and printers. As of December 31, 2014, we sell and market products to approximately 130 customers, which comprise approximately 650 end-user accounts.

Sales to End-Users. In 2014, we sold approximately 38% of our paper products directly to end-users, most of which are catalog and magazine publishers. These customers are typically large, sophisticated buyers who have the scale, resources, and expertise to procure paper directly from manufacturers. Customers for our pulp products are mostly other paper manufacturers.

Sales to Brokers and Merchants. Our largest indirect paper sales by volume are through brokers and merchants who resell the paper to end- users. In 2014, our total sales to brokers and merchants represented approximately 39% of our total sales. Brokers typically act as an intermediary between paper manufacturers and smaller end-users who do not have the scale or resources to cost effectively procure paper directly from manufacturers. The majority of the paper sold to brokers is resold to catalog publishers. We work closely with brokers to achieve share targets in the catalog, magazine, and insert end-user segments through collaborative selling.

Merchants are similar to brokers in that they act as an intermediary between the manufacturer and the end-user. However, merchants generally take physical delivery of the product and keep inventory on hand. Merchants tend to deal with smaller end-users that lack the scale to warrant direct delivery from the manufacturer. Coated freesheet comprises the majority of our sales to merchants. In most cases, because they are relatively small, the ultimate end-users of paper sold through merchants are generally regional or local catalog or magazine publishers.

Sales to Printers. In 2014, our total sales to printers represented approximately 23% of our total sales. The majority of our sales were to the two largest publication printers in the United States. Printers also effectively act as an intermediary between manufacturers and end-users in that they directly source paper for printing/converting and then resell it to their customers as a finished product.

The majority of our products are delivered directly from our manufacturing facilities to the printer, regardless of the sales channel. In order to serve the grade No. 3 coated freesheet segment, we maintain a network of distribution centers located in the West, Midwest, South, and Northeast close to our customer base to provide quick delivery. The majority of our pulp products are delivered to our customers’ paper mills.

Our sales force is organized around our sales channels. We maintain an active dialogue with all of our major customers and track product performance and demand across grades. We have a team of sales representatives and marketing professionals organized into three major sales groups that correspond with our sales channels: direct sales support; support to brokers and merchants; and printer support.

Many of our customers provide us with forecasts of their paper needs, which allows us to plan our production runs in advance, optimizing production over our integrated mill system and thereby reducing costs and increasing overall efficiency. Generally, our sales agreements do not extend beyond the calendar year. Typically, our sales agreements provide for semiannual price adjustments based on market price movements.

Part of our strategy is to continually reduce the cost to serve our customer base through e-commerce initiatives which allow for simplified ordering, tracking, and invoicing. In 2014, orders totaling $229 million, or approximately 20% of our total paper sales, were placed through our online ordering platforms. We are focused on further developing our technology platform and e-commerce capabilities.

Customers

We serve the catalog, magazine, insert, and commercial printing markets and have developed long-standing relationships with the premier North American retailers and catalog and magazine publishers. The length of our relationships with our top ten customers averages more than 20 years. Our largest customers, Quad/Graphics, Inc. and Central National-Gottesman, Inc. accounted for approximately 14% and 10%, respectively, of our net sales in 2014. Our key customers include leading magazine publishers such as Condé Nast Publications, Hearst Enterprises, and National Geographic Society; leading catalog producers such as Avon Products, Inc., Restoration Hardware, Inc. and Uline, Inc.; leading commercial printers such as Quad/Graphics, Inc. and RR Donnelley & Sons Company; and leading paper merchants and brokers, such as A.T. Clayton & Co., Veritiv, and Clifford Paper, Inc.

Our net sales, excluding pulp sales, by end-user segment for the year ended December 31, 2014, are illustrated below (dollars in millions):

Research and Development

The primary function of our research and development efforts is to work with customers in developing and modifying products to accommodate their evolving needs and to identify cost-saving opportunities within our operations. Over the past several years examples of our research and development efforts include innovative and performance driven products for the flexible packaging, label, and specialty printing markets.

Intellectual Property

We have several patents and patent applications in the United States and various foreign countries. These patents and patent applications generally relate to various paper manufacturing methods and equipment which may become commercially viable in the future. We also have trademarks for our name, Verso®, as well as for our products such as Influence®, Velocity®, Liberty®, and Advocate®. In addition to the intellectual property that we own, we license a significant portion of the intellectual property used in our business on a perpetual, royalty-free, non-exclusive basis from International Paper.

Competition

Our business is highly competitive. A significant number of North American competitors produce coated papers, and several overseas manufacturers, principally from Europe, export to North America. We compete based on a number of factors, including:

•	price;

•	product availability;

•	product quality;

•	breadth of product offerings;

•	timeliness of product delivery; and

•	customer service.

Foreign competition in North America is also affected by the exchange rate of the U.S. dollar relative to other currencies, especially the euro, market prices in North America and other markets, worldwide supply and demand, and the cost of ocean-going freight.

While our product offering is broad in terms of grades produced (from ultra-lightweight coated groundwood offerings to heavier-weight coated freesheet products), we are focused on producing coated groundwood and coated freesheet in roll form. This strategy is driven by our alignment with catalog and magazine end-users which tend to purchase paper in roll form for use in long runs of web printing in order to minimize costs. As of December 31, 2014, our principal competitors include Resolute Forest Products, UPM-Kymmene Corporation, and Sappi Limited, all of which have North American operations. UPM and Sappi are headquartered overseas and also have overseas manufacturing facilities.

Employees

As of December 31, 2014, we had approximately 1,630 employees, of whom approximately 4% are unionized and approximately 67% are hourly employees. Employees at one of our mills are represented by labor unions. As of December 31, 2014, three collective bargaining agreements with the labor unions at the former Bucksport mill were in effect. Two of these agreements expired on April 30, 2015, and the third agreement will expire on October 31, 2015. We have not experienced any work stoppages during the past several years. We believe that we have good relations with our employees.

Environmental and Other Governmental Regulations

We are subject to a wide range of federal, state, regional, and local general and industry specific environmental, health and safety laws and regulations, including the federal Water Pollution Control Act of 1972, or “Clean Water Act,” the federal Clean Air Act, the federal Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or “CERCLA,” the federal Occupational Safety and Health Act, and analogous state and local laws. Our operations also are subject to two regional regimes designed to address climate change, the Regional Greenhouse Gas Initiative in the northeastern United States and the Midwestern Greenhouse Gas Reduction Accord, and in the future we may be subject to additional federal, state, regional, local, or supranational legislation related to climate change and greenhouse gas controls. Among our activities subject to environmental regulation are the emissions of air pollutants, discharges of wastewater and stormwater, operation of dams, storage, treatment, and disposal of materials and waste, and remediation of soil, surface water and ground water contamination. Many environmental laws and regulations provide for substantial fines or penalties and criminal sanctions for any failure to comply. In addition, failure to comply with these laws and regulations could result in the interruption of our operations and, in some cases, facility shutdowns.

Certain of these environmental laws, such as CERCLA and analogous state laws, provide for strict liability, and under certain circumstances joint and several liability, for investigation and remediation of the release of hazardous substances into the environment, including soil and groundwater. These laws may apply to properties presently or formerly owned or operated by or presently or formerly under the charge, management or control of an entity or its predecessors, as well as to conditions at properties at which wastes attributable to an entity or its predecessors were disposed. Under these environmental laws, a current or previous owner or operator of real property or a party formerly or previously in charge, management or control of real property, and parties that generate or transport hazardous substances that are disposed of at real property, may be held liable for the cost to investigate or clean up that real property and for related damages to natural resources. We handle and dispose of wastes arising from our mill operations, including disposal at on-site landfills. We are required to maintain financial assurance (in the form of letters of credit and other similar instruments) for the expected cost of landfill closure and post-closure care. We may be subject to liability, including liability for investigation and cleanup costs, if contamination is discovered at one of our current or former paper mills or another location where we have disposed of, or arranged for the disposal of, wastes. We could be subject to potentially significant fines, penalties, criminal sanctions, plant shutdowns, or interruptions in operations for any failure to comply with applicable environmental, health and safety laws, regulations, and permits.

Compliance with environmental laws and regulations is a significant factor in our business. We have made, and will continue to make, significant expenditures to comply with these requirements and our permits. We incurred negligible environmental capital expenditures in 2014, $1 million in 2013, and $1 million in 2012, and we anticipate that environmental compliance will continue to require increased capital expenditures and operating expenses over time as environmental laws or regulations, or interpretations thereof, change or the nature of our operations require us to make significant additional capital expenditures.

Permits are required for the operation of our mills and related facilities. The permits are subject to renewal, modification, and revocation. We and others have the right to challenge our permit conditions through administrative and legal appeals and review processes. Governmental authorities have the power to enforce compliance with the permits, and violators are subject to civil and criminal penalties, including fines, injunctions or both. Other parties also may have the right to pursue legal actions to enforce compliance with the permits.

NewPage Acquisition, Divestiture and Debt Exchange Offers

On January 3, 2014, Verso, Merger Sub, and NewPage entered into the Merger Agreement pursuant to which the parties agreed to merge Merger Sub with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement, with NewPage surviving the Merger as a direct, wholly owned subsidiary of Verso Holdings. On January 7, 2015, Verso consummated the NewPage acquisition pursuant to the Merger Agreement. As a result of the merger of Merger Sub with and into NewPage, Merger Sub’s separate corporate existence ceased and NewPage continued as the surviving corporation and a direct, wholly owned subsidiary of Verso Holdings.

On October 30, 2014, in order to address potential antitrust considerations related to the NewPage acquisition, NewPage Corporation, NewPage Wisconsin System Inc., and Rumford Paper Company, each an indirect, wholly owned subsidiary of NewPage, or the “Seller Parties,” and Catalyst Paper Holdings Inc., or “Catalyst,” entered into an Asset Purchase Agreement, or the “Divestiture Agreement,” pursuant to which the Seller Parties agreed to sell NewPage Wisconsin’s paper mill located in Biron, Wisconsin, and NewPage Rumford’s paper mill located in Rumford, Maine, to Catalyst for a total price of approximately $74 million in cash, subject to customary post-closing adjustment, or collectively, the “Divestiture.” In connection with the Divestiture, NewPage and Verso each guaranteed to Catalyst the obligations of the Seller Parties under the Divestiture Agreement and certain related transactional documents, and Catalyst Paper Corporation, the ultimate parent of Catalyst, guaranteed to the Seller Parties and Verso the obligations of Catalyst under the Divestiture Agreement and certain related transactional documents. On January 7, 2015, the Seller Parties and Catalyst consummated the Divestiture pursuant to the Divestiture Agreement.

On August 1, 2014, in accordance with the terms of the Merger Agreement, Verso Holdings and its direct, wholly owned subsidiary, Verso Paper Inc., or collectively the “Issuers,” consummated (a) an offer to exchange the Issuers’ new Second Priority Adjustable Senior Secured Notes, or the “original second priority notes,” and warrants issued by Verso that were mandatorily convertible on a one-for-one basis into shares of Verso common stock immediately prior to the NewPage acquisition, or “Warrants,” for any and all of the Issuers’ outstanding 8.75% Second Priority Senior Secured Notes due 2019, or “Old Second Lien Notes” (we refer to this exchange offer as the “Second Lien Notes Exchange Offer”), and (b) an offer to exchange the Issuers’ new Adjustable Senior Subordinated Notes, or “original subordinated notes,” and Warrants for any and all of the Issuers’ outstanding 11.38% Senior Subordinated Notes due 2016, or “Old Subordinated Notes” (we refer to this exchange offer as the “Subordinated Notes Exchange Offer”). We refer to the Second Lien Notes Exchange Offer, the Subordinated Notes Exchange Offer, and the transactions in connection therewith collectively as the “Debt Exchange Offers.”

In connection with the consummation of the NewPage acquisition, (a) the Issuers entered into an indenture, or the “New First Lien Notes Indenture” among the Issuers, certain subsidiaries of Verso Holdings, as guarantors, or the “Guarantors,” and Wilmington Trust, National Association, as trustee, or the “Trustee,” governing the Issuers’ $650 million aggregate principal amount of 11.75% Senior Secured Notes due 2019, or the “New First Lien Notes” and issued the New First Lien Notes to the stockholders of NewPage as partial consideration in the NewPage acquisition; (b) NewPage became a guarantor under the Issuers’ credit facilities, secured notes and original subordinated notes; (c) Verso, NewPage and NewPage Corporation entered into the Shared Services Agreement; (d) Robert M. Amen, a former director of NewPage, was elected as a director of Verso; (e) Verso amended both its amended and restated certificate of incorporation and its amended and restated bylaws to change its name from Verso Paper Corp. to Verso Corporation; (f) the terms of the Issuers’ original second priority notes and the original subordinated notes automatically adjusted in accordance with the indentures governing such notes; and (g) an aggregate of 14,701,832 warrants converted into a like number of shares of Verso Corporation common stock.

Properties

Our corporate headquarters is located in Memphis, Tennessee. As of December 31, 2014, we owned two mills located in Maine and Michigan at which we operated five paper machines. We owned four hydroelectric dams which provide hydroelectric power to our Androscoggin mill. We also owned fourteen woodyards for the purpose of storage and loading of forest products, and we lease two woodyards and a number of sales offices.

Our headquarters and material facilities as of December 31, 2014, are shown in the following table:

Location	Use	Owned/Leased
Memphis, Tennessee	corporate headquarters	leased
Jay (Androscoggin), Maine	paper mill/kraft pulp mill	owned
Bucksport, Maine	paper mill (idled)	owned (held for sale)
Quinnesec, Michigan	paper mill/kraft pulp mill	owned
West Chester, Ohio	sales, distribution, and customer service	leased

Legal Proceedings

We are involved from time to time in legal proceedings incidental to the conduct of our business. We do not believe that any liability that may result from these proceedings will have a material adverse effect on our consolidated financial statements.

MANAGEMENT

Executive Officers and Directors.

The following table and biographical descriptions provide information regarding the directors and executive officers of Verso Corporation, our indirect parent.

Name	Age	Position(s)
David J. Paterson	60	President, Chief Executive Officer and Director
Lyle J. Fellows	59	Senior Vice President of Manufacturing and Energy
Michael A. Weinhold	51	Senior Vice President of Sales, Marketing and Product Development
Peter H. Kesser	57	Senior Vice President, General Counsel and Secretary
Kenneth D. Sawyer	59	Senior Vice President of Human Resources and Communications
Benjamin Hinchman, IV	67	Vice President and Chief Information Officer
Robert M. Amen	66	Director
Michael E. Ducey	66	Director
Thomas Gutierrez	66	Director
Scott M. Kleinman	42	Director and Chairman of the Board
David W. Oskin	72	Director
Eric L. Press	49	Director
L.H. Puckett, Jr.	66	Director
Reed B. Rayman	29	Director
David B. Sambur	35	Director

David J. Paterson. Mr. Paterson has been our President and Chief Executive Officer and a director of Verso since 2012. He previously was President and Chief Executive Officer of AbitibiBowater Inc. (now named Resolute Forest Products Inc.), a producer of pulp, paper and wood products, from 2007 to 2011. AbitibiBowater Inc. filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code in 2009 and subsequently emerged from bankruptcy in 2010. Mr. Paterson was Chairman, President and Chief Executive Officer of Bowater Incorporated during 2007 and President and Chief Executive Officer of Bowater Incorporated from 2006 to 2007. He worked in various executive and sales and marketing positions for Georgia-Pacific Corporation, a manufacturer of tissue, packaging, paper, building products and related chemicals, from 1987 to 2006, serving most recently as Executive Vice President of the Building Products division from 2003 to 2006, Executive Vice President of the Pulp and Paperboard division from 2001 to 2003, President of the Paper and Bleached Board division in 2001, and Senior Vice President of the Communication Papers division from 2000 to 2001.

Mr. Paterson has been a director of KiOr, Inc., a next-generation renewable fuels company, since 2012. He previously was a director of AbitibiBowater Inc. from 2007 to 2011 and a director of Bowater Incorporated from 2006 to 2007.

From his many years in the paper and forest products industry, Mr. Paterson has obtained a wealth of knowledge about industry matters of importance to us and experience in meeting many challenges presented by, and identifying and exploiting opportunities available in, our industry. His industry-specific knowledge and experience not only make him well suited to serve as our President and Chief Executive Officer, but also enhance discussions and decisions of our board of directors. In addition, as our President and Chief Executive Officer, Mr. Paterson is uniquely positioned as a director to contribute his in-depth knowledge of our organization and other matters relating to our business to board discussions and decision-making.

Lyle J. Fellows. Mr. Fellows has been our Senior Vice President of Manufacturing and Energy since 2009 and was our Senior Vice President of Manufacturing from 2006 to 2009. Mr. Fellows previously worked at International Paper Company from 1981 to 2006, where he was Vice President of Manufacturing of the Coated and Supercalendered Papers Division from 2003 to 2006, manager of the pulp and paper mill in Courtland, Alabama, from 2001 to 2003, manager of the pulp and paper mill in Saillat, France, from 2000 to 2001, Manufacturing Director of the Arizona Chemical business in Europe from 1998 to 1999, and Technical Director of the White Papers business in Europe from 1994 to 1997. He also served in various manufacturing positions at the pulp and paper mill in Pine Bluff, Arkansas, from 1981 to 1994.

Michael A. Weinhold. Mr. Weinhold has been our Senior Vice President of Sales, Marketing and Product Development since 2011 and was our Senior Vice President of Sales and Marketing from 2006 to 2011. He is responsible for our sales, marketing, supply chain, customer technical service, e-commerce, product development, product management and Nextier Solutions® functions. Mr. Weinhold previously worked at International Paper Company from 2000 to 2006, where he held various sales, marketing and management positions in the Coated and Supercalendered Papers Division, including Business Manager from 2004 to 2006, Business Manager of Sales and Marketing from 2003 to 2004, and Director of Marketing and Product Development from 2001 to 2003. He also held similar positions at Champion International Corporation from 1994 until it was acquired by International Paper Company in 2000.

Peter H. Kesser. Mr. Kesser has been our Senior Vice President, General Counsel and Secretary since 2012 and was our Vice President, General Counsel and Secretary from 2006 to 2012. During his legal career, Mr. Kesser has worked both as the general counsel of publicly held companies and as an attorney in major law firms. He has concentrated his practice in the areas of corporate, securities, mergers and acquisitions, and commercial law, plus he has had significant oversight responsibility for a wide variety of other legal matters such as antitrust, compliance, employee benefits, employment, energy, environmental, intellectual property, litigation and real estate. Prior to joining Verso, Mr. Kesser was a shareholder with Baker Donelson Bearman Caldwell & Berkowitz PC from 1999 to 2006. He was Vice President, Assistant General Counsel and Assistant Secretary of Promus Hotel Corporation, a premier lodging company, from 1998 to 1999. Mr. Kesser was Vice President, General Counsel and Secretary of Arcadian Corporation, a leading global nitrogen chemical producer, from 1993 to 1997. He began his legal career as an attorney with Bracewell & Patterson LLP (now named Bracewell & Giuliani LLP) from 1983 to 1992. Mr. Kesser is the former Chair of the Business Law section of the Tennessee Bar Association.

Kenneth D. Sawyer. Mr. Sawyer has been our Senior Vice President of Human Resources and Communications since January 2015 and was our Vice President of Human Resources from 2011 to January 2015. He previously worked at AbitibiBowater, Inc. (now named Resolute Forest Products Inc.), a producer of pulp, paper and wood products, from 2007 to 2010, where he was Director of Human Resources for all United States operations from 2009 to 2010, and Director of Human Resources for the Commercial Printing Papers Division in the United States, Canada and South Korea from 2007 to 2009. Mr. Sawyer worked at Bowater Incorporated, a manufacturer of pulp, paper and wood products, from 1999 to 2007, where he was Director of Process Improvement and Organization Effectiveness from 2006 to 2007, and Director of Human Resources of the Coated Papers Division from 1999 to 2006. Mr. Sawyer was Vice President of Human Resources of Dorsey Trailers, Inc., a transportation equipment manufacturer, from 1993 to 1999.

Benjamin Hinchman, IV. Mr. Hinchman has been our Vice President and Chief Information Officer since 2006. During his extensive career in the information technology field, he has implemented and managed information systems supporting manufacturing, quality control, research and development, sales, order fulfillment, distribution, warehousing, finance and e-commerce. Mr. Hinchman previously worked at International Paper Company from 1999 to 2006, where he was Director of Information Technology of the Coated and Supercalendered Papers Division in 2006, Director of Information Technology of the xpedx business from 2002 to 2006, and Director of Strategic Technologies from 1999 to 2001. Mr. Hinchman worked for Union Camp Corporation from 1995 to 1999, where he was Director of Information Services for the Fine Papers Division until its acquisition by International Paper Company. Mr. Hinchman previously worked in various other businesses, holding positions of increasing responsibility in information technology.

Robert M. Amen. Mr. Amen has been a director of Verso since January 2015. He was Chairman of the Board and Chief Executive Officer of International Flavors & Fragrances Inc., a creator and manufacturer of flavors and fragrances used in consumer products and packaged goods, from 2006 to 2009. Mr. Amen worked at International Paper Company from 1980 to 2006, where he held various management, sales and finance positions, including President from 2003 to 2006, Executive Vice President responsible for the paper business, technology and corporate marketing from 2000 to 2003, and Senior Vice President and President of International Paper—Europe from 1996 to 2000.

Mr. Amen has been a director of Balfour Beatty plc, an international provider of development, construction, financing and maintenance services for public and private infrastructure projects, since 2010. He was a director of NewPage Holdings Inc., or “NewPage,” a manufacturer of printing and writing papers, from 2012 to its acquisition by Verso in January 2015; a director of Wyeth, a manufacturer of pharmaceutical and consumer healthcare products, from 2007 to 2009; and a director of International Paper Company from 2003 to 2006. He is the Chairman of the Advisory Board of the W. Edwards Deming Center for Quality, Productivity, and Competitiveness at Columbia Business School as well as an executive-in-residence at the school.

Mr. Amen provides our board of directors with broad and deep experience in the printing and writing papers industry, including four years as the principal executive officer of Verso’s business when it was a division of International Paper Company. His substantial management experience provides him with an in-depth understanding of our industry, business and organization which is useful in providing guidance to our management. In addition, Mr. Amen’s service as a director of other companies in a variety of industries, as well as his work with Columbia Business School, give him a range of experiences on which he can draw in serving as our director and increase his knowledge of effective corporate governance.

Michael E. Ducey. Mr. Ducey has been a director of Verso since 2007 and a member and the chairman of the Audit Committee since 2008. He was President and Chief Executive Officer of Compass Minerals International, Inc., or “Compass,” a producer of salt and specialty fertilizers, from 2002 to 2006, and he remains a consultant to Compass. Mr. Ducey worked at Borden Chemical, Inc., a diversified chemical company, or “Borden,” from 1972 to 2002, where he held various management, sales, marketing, planning and commercial development positions, including President and Chief Executive Officer from 1999 to 2002 and Executive Vice President and Chief Operating Officer from 1997 to 1999.

Mr. Ducey has been a director of OCI Resource Partners LLC, the general partner of OCI Resources LP, a producer of soda ash from trona ore, since 2014; a director of Apollo Global Management, LLC, a leading global alternative investment manager, since 2011; and a director of HaloSource, Inc., a global producer of water purification and disinfecting technologies, since 2010. He previously was a director of TPC Group Inc., a producer of hydrocarbon derivatives, from 2009 to 2012; a director of Smurfit-Stone Container, Inc., a producer of corrugated containers, from 2010 to 2011; a director of UAP Holding Corp., the parent of United Agri Products, Inc., from 2006 to 2008; and a director of Compass from 2002 to 2006.

Mr. Ducey’s broad experience in manufacturing, strategic planning and management, gained from his lengthy career with Compass and Borden, is valuable to our board of directors. Mr. Ducey’s background in manufacturing provides experience with complex challenges and opportunities that are comparable to those that we sometimes face as a manufacturer, and his experiences as President and Chief Executive Officer of both Compass and Borden provide valuable insight on which he can draw while overseeing our management. In addition, Mr. Ducey’s service as a director of other companies augments his knowledge of effective corporate governance.

Thomas Gutierrez. Mr. Gutierrez has been a director of Verso since 2008 and a member of the Audit Committee since 2009. He has been President and Chief Executive Officer of GT Advanced Technologies Inc., or “GTAT,” a provider of specialized equipment, technology and services for the solar power industry, since 2009. GTAT filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code on

October 6, 2014, which currently is being administered in the U.S. Bankruptcy Court for the District of New Hampshire. Mr. Gutierrez was Chief Executive Officer of PhytoChem Pharmaceuticals, Inc., a development-stage pharmaceutical company, in 2009. He was Chief Executive Officer of Xerium Technologies Inc., a manufacturer of synthetic textiles and specialty roll covers used in the production of paper, from 2001 to 2008. Mr. Gutierrez was Chief Executive Officer of various business units of Invensys plc, a provider of technology used to monitor, control and automate processes, from 1995 to 2001. He was Chief Operating Officer of Pulse Engineering, Inc., a manufacturer of electronic components for telecommunications and power applications, from 1992 to 1994. Earlier in his career, Mr. Gutierrez held various management, technical and engineering positions with Pitney Bowes Inc., Franklin Computer Corporation, Motorola, Inc., and Digital Equipment Corporation.

Mr. Gutierrez has been a director of GT Advanced Technologies Inc. since 2009 and a director of PhytoChem Pharmaceuticals, Inc., since 2009. He previously was a director of Veeco Instruments Inc., a producer of process equipment for LED, solar and data storage manufacturers, from 2010 to 2011; a director of Comverge, Inc., a provider of clean energy alternatives, from 2009 to 2010; and a director of Xerium Technologies Inc. from 2001 to 2008.

Mr. Gutierrez’s extensive experience in various industries, including manufacturing, provides him with a breadth and depth of knowledge that informs his oversight of our organization as a director. His background of providing leadership, as the most senior executive and as a director, of various companies provides him with experience in guiding organizations through complex challenges and opportunities. In addition, from his many years of experience as the chief executive officer of large companies, Mr. Gutierrez has developed expertise in managing enterprises which enhances his oversight of our management and the guidance that he provides as our director. Finally, his service as a director of other companies enhances his knowledge of effective corporate governance.

Scott M. Kleinman. Mr. Kleinman has been a director and Chairman of the Board of Verso since 2006. He also has been a member and the chairman of the Compensation Committee and the Corporate Governance and Nominating Committee since 2008, and was a member and the chairman of the Audit Committee in 2008. Mr. Kleinman is the Lead Partner for Private Equity at Apollo Global Management, LLC, a leading global alternative investment manager, where he has worked since 1996. He previously was employed by Smith Barney Inc. in its Investment Banking division from 1994 to 1996.

Mr. Kleinman has been a director of MPM Holdings Inc. and affiliated entities, a producer of silicone, quartz and ceramics materials, since 2014, and a director of Hexion Holdings LLC, a producer of thermoset resins and other specialty chemicals, since 2010. He previously was a director of Taminco Corporation, a producer of alkylamines and derivatives, from 2011 to 2014; a director of LyondellBasell Industries, N.V., a plastics, chemical and refining company, from 2010 to 2013; a director of Realogy Corporation, a provider of residential real estate and relocation services, from 2007 to 2013; and a director of Noranda Aluminum Holding Corporation, a manufacturer of aluminum products, from 2007 to 2011.

With significant experience in financing, analyzing, investing in and managing investments in public and private companies, Mr. Kleinman has gained substantial expertise in strategic and financial matters that inform his contributions to our board of directors and enhance his oversight and direction of us. In addition, Mr. Kleinman led the Apollo team that managed the acquisition of Verso’s business from International Paper Company in 2006, which provided him with unique knowledge of our industry, business and organization. Finally, Mr. Kleinman’s service as a director of other companies in diverse industries provides him with a range of experiences on which he can draw in serving as our director and increases his knowledge of effective corporate governance.

David W. Oskin. Mr. Oskin has been a director of Verso since 2007. He also has been a member of the Audit Committee since 2008 and the Corporate Governance and Nominating Committee since 2008. Mr. Oskin has been President of Four Winds Ventures, LLC, a private investment company, since 2005. He previously worked for 29 years in the paper and forest products industries in various senior management, distribution, sales and marketing, quality management, human resources and other positions. Mr. Oskin spent most of his career with International Paper Company, where he worked initially from 1975 to 1991 and then again as an Executive Vice President from 1996 to 2003. Mr. Oskin was Managing Director and Chief Executive Officer of Carter Holt Harvey Limited, a forest products company based in New Zealand, from 1992 to 1995.

Mr. Oskin has been a director of Rayonier Inc., a forest products company, since 2009; a director of Samling Global Limited, a timber and forest products concern, since 2005; and a director of Big Earth Publishing LLC, a book and magazine publisher, since 2004. He previously was a director of Pacific Millennium Corporation, a packaging company, from 2003 to 2012, and a director of Goodman Global Inc., a heating, ventilation and air conditioning products manufacturer, from 2006 to 2008. Mr. Oskin was Chair of the Board of Trustees of Widener University from 2001 to 2009 and currently is the Chair Emeritus.

Mr. Oskin’s significant management experience with International Paper Company and Carter Holt Harvey Limited, in a wide range of areas such as distribution, sales and marketing, quality management, and human resources, and his service on the boards of directors of various companies in the paper and forest products industry, provide him with a substantial knowledge base on which he can draw in providing oversight and input as our director. In addition, Mr. Oskin’s current service with Big Earth Publishing LLC gives him experience in magazine and book publishing that is relevant to our sales and marketing efforts. Finally, Mr. Oskin’s service as a director of other companies augments his knowledge of effective corporate governance.

Eric L. Press. Mr. Press has been a director of Verso since 2009. He is a Senior Partner at Apollo Global Management, LLC, a leading global alternative investment manager, where he has worked since 1998 analyzing and overseeing Apollo’s investments in basic industries, financial services, lodging, leisure and entertainment companies. Mr. Press previously was an attorney with Wachtell, Lipton, Rosen & Katz from 1992 to 1998, concentrating his practice in mergers, acquisitions, restructurings and related financing transactions. Mr. Press was a consultant with The Boston Consulting Group from 1987 to 1989.

Mr. Press has been a director of Princimar Chemical Holdings, LLC and affiliated entities, a maritime shipping company, since 2013; a director of Apollo Commercial Real Estate Finance, Inc., a real estate investment trust, since 2009; a director of Caesars Entertainment Corporation, a gaming company, since 2008; a director of Noranda Aluminum Holding Corporation, a manufacturer of aluminum products, since 2007; and a director of Affinion Group Holdings, Inc., and its subsidiary, Affinion Group Inc., a provider of marketing products and services, since 2005. He previously was a director of Prestige Cruise Holdings, Inc., a cruise company, from 2007 to 2014; a director of Athene Asset Management, LLC, a fixed annuity reinsurance company, from 2009 to 2014; and a director of Metals USA Holding Corp., a metal service center and processor of metal components, from 2005 to 2013.

Mr. Press’s extensive background in analyzing, financing and managing investments, and his prior background as an attorney specializing in mergers, acquisitions, restructurings and related financing transactions, provides him with considerable experience in identifying and analyzing operational, financial and management matters that affect investments. These skills are highly pertinent to his oversight of our business, financial performance and management. In addition, Mr. Press’s service as a director of other companies in a variety of industries gives him a range of experiences on which he can draw in serving as our director and enhances his knowledge of effective corporate governance.

L.H. Puckett, Jr. Mr. Puckett has been a director of Verso since 2006 and was our President and Chief Executive Officer in 2006. He was Executive Vice President of Sales and Marketing at National Envelope Corporation in 2010 until the sale of substantially all of its assets later that year in connection with its voluntary bankruptcy proceeding under Chapter 11 of the United States Bankruptcy Code. Mr. Puckett previously worked at International Paper Company from 1999 to 2006, where he was Senior Vice President of the Coated and Supercalendered Papers Division from 2000 to 2006 and Vice President of the Commercial Printing and Imaging

Papers businesses from 1999 to 2000. Mr. Puckett worked at Union Camp Corporation from 1974 to 1999 when it was acquired by International Paper Company, serving most recently as Senior Vice President of the Fine Papers business from 1998 to 1999.

Mr. Puckett brings to our board of directors considerable experience in the printing and writing papers industry, including a combined seven years serving as the principal executive officer of Verso and our business when it was a division of International Paper Company. Mr. Puckett’s management experience provides him with an in-depth understanding of our industry, business and organization which is useful in providing guidance to our management. Mr. Puckett’s significant industry experience and in-depth knowledge of our business enhances his oversight of us and provides him with insight into matters of importance to our organization.

Reed B. Rayman. Mr. Rayman has been a director of Verso and a member of the Compensation Committee since 2014. He is a Principal at Apollo Global Management, LLC, a leading global alternative investment manager, where he has worked since 2010. Mr. Rayman previously was employed by Goldman, Sachs & Co. in both its Industrials Investment Banking and Principal Strategies groups from 2008 to 2010.

Mr. Rayman’s background in analyzing, financing and investing in companies provides him with expertise in identifying and analyzing operational, financial and management matters that affect investments. This knowledge enables Mr. Rayman to more successfully oversee our business, financial performance and management.

David B. Sambur. Mr. Sambur has been a director of Verso and a member of the Compensation Committee since 2008. He also was a member of the Audit Committee from 2008 to 2009. Mr. Sambur is a Partner at Apollo Global Management, LLC, a leading global alternative investment manager, where he has worked since 2004. Mr. Sambur previously was employed by Salomon Smith Barney Inc. in its Leveraged Finance group from 2002 to 2004.

Mr. Sambur has been a director of AP Gaming Holdco, Inc. (a parent company of AGS Capital, LLC), a designer and manufacturer of gaming machines, since 2013; a director of Caesars Entertainment Corporation and Caesars Acquisition Company, affiliated gaming companies, since 2010 and 2013, respectively; a director of MPM Holdings, Inc., a producer of silicone, quartz and specialty ceramics materials, since 2014; and a director of Hexion Holdings LLC, a producer of thermoset resins and other specialty chemicals, since 2010.

With experience in analyzing, financing and investing in public and private companies, Mr. Sambur has gained substantial expertise in strategic and financial matters which inform his contributions to our board of directors and contribute to his ability to conduct oversight of our business, financial performance and management. In addition, Mr. Sambur was a member of the Apollo team that managed the acquisition of Verso’s business from International Paper Company in 2006, which provided him with unique insight into our industry, business and organization. Finally, Mr. Sambur’s service as a director of other companies in diverse industries provides him with a range of experiences on which he can draw in serving as our director and increases his knowledge of effective corporate governance.

Board Of Directors And Corporate Governance

Committees of the Board of Directors

Committee Overview

Verso’s board of directors consists of ten directors. Our board of directors does not have any committees. The board of directors of Verso has three standing committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee.

Audit Committee

The purposes of the Audit Committee are to assist the Verso board of directors in fulfilling its responsibilities regarding—

•	the integrity of Verso’s financial statements and other financial information provided to our stockholders and other relevant parties;

•	the performance of Verso’s internal accounting and financial controls;

•	Verso’s system of internal control;

•	the qualifications, independence and performance of Verso’s independent registered public accounting firm;

•	the function of Verso’s internal audit department; and

•	Verso’s process for monitoring compliance with applicable legal and regulatory requirements, including accounting, financial reporting and public disclosure requirements.

Compensation Committee

The purposes of the Compensation Committee are to assist Verso’s board of directors in fulfilling its responsibilities regarding—

•	review and approval of Verso’s compensation philosophy and objectives for Verso executive officers, who are also our executive officers;

•	review and approval of the performance goals and objectives relevant to the compensation of Verso’s executive officers;

•	review and approval of the compensation of Verso’s executive officers; and

•	acting as administrator as may be required by Verso’s incentive compensation and equity-related plans in which Verso’s executive officers may be participants.

Corporate Governance and Nominating Committee

The purposes of the Corporate Governance and Nominating Committee are to assist Verso’s board of directors in fulfilling its responsibilities regarding—

•	identification of qualified candidates to become Verso’s directors, consistent with criteria approved by the board of directors;

•	selection of nominees for election as directors at meetings of Verso’s stockholders at which directors are to be elected;

•	selection of candidates to fill vacancies and newly created directorships on our board of directors;

•	identification of best practices and recommendation of corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance;

•	development and recommendation to the board of directors of guidelines setting forth corporate governance principles applicable to Verso; and

•	oversight of the evaluation of the board of directors and management.

Director Independence

The board of directors is composed of Michael E. Ducey, Thomas Gutierrez, Robert M. Amen, Scott M. Kleinman, David W. Oskin, David J. Paterson, L.H. Puckett, Jr., David B. Sambur, Eric L. Press and Reed B. Rayman. The board of directors has not made a formal determination concerning the independence of our directors. However, Verso believes that nine of the ten directors—every director except for Mr. Paterson—are independent under the listing standards of the NYSE, the national securities exchange upon which the common stock of our indirect parent, Verso, is listed. The board of directors of Verso has affirmatively determined that every director except for Mr. Paterson has met the objective criteria for independence set forth by the NYSE, as well as the additional independence requirements imposed by the SEC for audit committee members which are incorporated into the NYSE’s listing standards, and that none of them has any relationship, direct or indirect, to Verso or us, other than as stockholders of Verso or through their service as directors of Verso.

Policy Relating to Related-Person Transactions

The policy of the board of directors, as set forth in the Audit Committee’s charter, is that all transactions with related persons of Verso, as contemplated in Item 404(a) of the SEC’s Regulation S-K, are subject to review and approval by the Audit Committee, regardless of the dollar amount of the transaction. Since January 1, 2014, no transaction between Verso and any related person has been reviewed or approved.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers who serve on Verso’s board of directors or Verso’s Compensation Committee. No person who served as a member of Verso’s Compensation Committee during 2014 was, at any time in 2014, also a current or former officer or employee of Verso.

COMPENSATION DISCUSSION AND ANALYSIS

All elements of our executive compensation are derived from the charter of the Compensation Committee of our indirect parent, Verso, and compensation decisions are made by the Compensation Committee. The Issuers do not have separate compensation committees. Our actions relating to compensation that are discussed below are actions of Verso, and the compensation plans, programs and agreements referenced in such discussion are plans, programs and agreements of Verso. The Issuers do not take actions on compensation independent of Verso and do not maintain separate compensation plans and programs for employees. Accordingly, references to “company,” “we,” “us,” and “our” are also references to Verso in the Compensation Discussion and Analysis, Executive Compensation and Director Compensation sections of this prospectus, unless the context indicates otherwise.

Summary

Our compensation philosophy is that compensation should serve to attract and retain talented employees and encourage job performance by them that enhances our operational and financial performance and stockholder value. Accordingly, we design our compensation programs for our executive officers, including our Chief Executive Officer, Chief Financial Officer (who was Robert P. Mundy until his resignation on June 30, 2015) and three other most highly compensated executive officers, or collectively our “named executive officers,” with the overall objectives of encouraging them to be committed to us, strive to achieve outstanding operational and financial performance by us, and create value for our stockholders. To effect this compensation philosophy, we have designed our compensation programs for executive officers along these guidelines:

•	Annual base salaries should be competitive with the marketplace average and create a measure of financial security.

•	Compensation should consist of a combination of variable annual and long-term incentive compensation that stresses the achievement of short-term and long-term performance objectives and provides the opportunity to earn more than the marketplace average for performance that exceeds targeted levels.

•	Compensation should permit outstanding individual achievements to be recognized and rewarded.

•	Incentive compensation opportunities should be targeted at levels that are competitive with those of our peer group companies.

•	Compensation should take into account internal pay equity that appropriately reflects the respective positions held by our executive officers.

•	Long-term compensation should include an equity component.

Our compensation philosophy and guidelines drive the specific elements of compensation that we provide to our executive officers, including our named executive officers, as well as our decisions concerning the mix of elements that comprise each person’s compensation package. The following table lists the elements of compensation that we provide to our executive officers and indicates the specific objectives that each element of compensation is intended to achieve. How we design these elements of compensation to fit within our compensation philosophy and guidelines is discussed in more detail in “Compensation Discussion and Analysis—Elements of Executive Compensation.”

Element of Compensation	Type of Compensation	Primary Objectives
Base Salary	Fixed cash payment	Attract and retain executive talent

2014 Verso Incentive Plan	Annual, performance-based cash incentive award	Encourage achievement of objectives that enhance operational and financial performance and stockholder value. Attract and retain executive talent.

Element of Compensation	Type of Compensation	Primary Objectives
2012 Bonus Plan	Annual or long-term, performance-based cash incentive award	Encourage achievement of objectives that enhance operational and financial performance and stockholder value. Attract and retain executive talent.

Discretionary Bonuses	Annual or long-term, performance-based cash incentive award	Recognize and reward superior job performance

Amended and Restated 2008 Incentive Award Plan	Long-term, performance-based or service-based equity incentive awards consisting of stock options and restricted stock

Encourage achievement of objectives that enhance operational and financial performance and stockholder value.

Align interests of our executive officers with those of our stockholders.

Attract and retain executive talent.

Retirement Benefits:		Attract and retain executive talent.
Retirement Savings Plan	Tax-qualified, 401(k) defined contribution plan

Supplemental Salary Retirement Program	Tax-qualified defined contribution program implemented under Retirement Savings Plan

Deferred Compensation Plan	Nonqualified defined contribution plan

Executive Retirement Program	Nonqualified defined contribution program implemented under Deferred Compensation Plan

Insurance and Fringe Benefits:		Attract and retain executive talent.
Group medical, dental, life and other insurance plans	Insurance coverage for employees and eligible dependents

Executive financial counseling policy	Payment of some costs of personal investment, estate planning, tax and other financial services

Severance Benefits:		Attract and retain executive talent.
Severance policy	Termination allowance payable in cash upon certain terminations of employment

Employment agreement with chief executive officer	Benefits provided upon termination of employment in certain cases

CNC agreements with other executive officers	Benefits provided upon termination of employment in certain cases

We strive to set for each of our executive officers, including our named executive officers, an overall compensation package consisting of a base salary, incentive compensation and other benefits at competitive levels that allow us to retain our incumbent executive officers and attract new executive talent. Accordingly, for 2014 we attempted to set salaries, incentive compensation and other benefits for our executive officers that were generally in line with the salaries, incentive compensation and other benefits that we determined our peer group offers to executives based on the information set forth in the Compensation Surveys described in “Compensation Discussion and Analysis—Use of Peer Group Data.”

We did not change our executive compensation structure in 2014 significantly from the structure existing in 2013. However, we continued an ongoing process of reviewing and, as we determine to be appropriate, modifying various components of our executive compensation to better align the compensation that we provide for our executives with the compensation that other similar companies provide for their executives, which we have determined by reference to the information set forth in the Compensation Surveys. The compensation modifications that we have made to date are described in “Compensation Discussion and Analysis—Elements of Executive Compensation.”

At our 2014 Annual Meeting of Stockholders, our stockholders approved, on a non-binding, advisory basis, the compensation of our named executive officers as described in our 2014 Proxy Statement. The directors serving on the Compensation Committee are associated with Verso Paper Management LP, our largest stockholder. Their decisions concerning executive compensation take into account the interests of our stockholders and the potential impact of compensation decisions on the value of Verso to our stockholders, but without specifically basing their decisions on the advisory stockholder approval of our 2013 executive compensation.

Incentive Compensation

For 2014, we provided the following types of incentive compensation to our executive officers, including our named executive officers:

•	2014 Verso Incentive Plan—annual, performance-based cash incentive awards designed to encourage the achievement of performance objectives capable of enhancing our operational and financial performance and stockholder value;

•	Discretionary Bonuses—annual or long-term cash incentive awards made at the discretion of the Compensation Committee and intended to recognize and reward superior job performance; and

•	Amended and Restated 2008 Incentive Award Plan—long-term equity incentive awards, consisting of restricted stock and stock options, which correlate a significant portion of our executive officers’ long-term compensation directly to the value of our stock.

In awarding incentive compensation to our executive officers for 2014, we took into account the levels of achievement of Verso’s operational and financial performance objectives for the year, the executive officers’ levels of achievement of their group/individual performance objectives, the executive officers’ performance of their job responsibilities (including their ability to undertake extraordinary job responsibilities such as those attendant to Verso’s acquisition of NewPage), and their existing levels of ownership of our equity. We discuss the incentive compensation that we awarded to our named executive officers for 2014 in “Compensation Discussion and Analysis—Elements of Executive Compensation—2014 Verso Incentive Plan,” “—Discretionary Bonuses,” and “—Amended and Restated 2008 Incentive Award Plan.” The incentive compensation awarded and payable to our named executive officers for 2014 is set forth in “Executive Compensation—Summary Compensation Table” and “—Grants of Plan-Based Awards.”

For 2014, our named executive officers received incentive compensation consisting of annual, performance-based cash incentive awards, discretionary cash incentive awards, and long-term equity incentive awards that accounted for approximately 74% of our chief executive officer’s total direct compensation and approximately 75% of our other named executive officers’ total direct compensation. As used in this Proxy Statement, an executive officer’s “total direct compensation” means all of his compensation reported in the Summary Compensation table in “Executive Compensation” except for the compensation reported in the “All Other Compensation” column of the table.

We have not adopted a policy that would require, in the event of a restatement of our financial statements, any of our executive officers to reimburse us for any incentive compensation previously received by them. However, any awards granted under our 2012 Bonus Plan and our Amended and Restated 2008 Incentive Award Plan may be made subject to the provisions of any claw-back policy implemented by us.

Role of Compensation Committee and Management

The Compensation Committee has the primary authority and responsibility for determining our compensation philosophy and guidelines and designing our compensation programs for our executive officers, including our named executive officers. The Compensation Committee reviews and considers annually the performance of our Chief Executive Officer individually and our executive officers as a group. Based on that annual review and such other information as it deems relevant, and in line with our compensation philosophy and guidelines, the Compensation Committee determines the compensation for our Chief Executive Officer and recommends the compensation for all of our other executive officers for approval by our board of directors. Our Chief Executive Officer assists the Compensation Committee with establishing the compensation of our other executive officers by providing his performance evaluations and compensation recommendations to the Compensation Committee. Our executive officers participate in annual performance reviews with the Chief Executive Officer in which their job performance and contributions during the year are evaluated.

Use of Peer Group Data

We periodically review our compensation practices with reference to surveys conducted by compensation consulting firms. This data is integral to our decision-making regarding the appropriate levels of executive compensation, but we do not benchmark the components of our executive compensation against a specific group of companies or set compensation levels at designated percentiles of peer group compensation. Instead, we use survey data to provide reference points in establishing our compensation programs and to evaluate whether our compensation is at levels that will allow us to attract, retain and motivate our management. We determine, as part of that evaluation, the percentiles into which our compensation elements fall compared to the compensation information in the survey data, but we do not require that our compensation fall within certain percentiles, nor is the survey data determinative of the types or levels of compensation that we provide.

For our decisions with respect to 2014 executive compensation, we collected and reviewed compensation information from the following sources, which are referred to collectively as the “Compensation Surveys”:

•	2013 and 2014 compensation surveys that were commissioned by the Forest Products Industry Compensation Association, or the “2013 FPICA Survey” and the “2014 FPICA Survey,” respectively, and were conducted by Pearl Meyer Partners, which compiled compensation information from survey responses submitted by companies in the forest and paper products industry; and

•	a 2013-2014 compensation survey conducted by Mercer LLC, or the “Mercer Survey,” which compiled compensation information from survey responses submitted by companies in multiple industries, including the forest and paper products industry.

We reviewed the information that we obtained from the Compensation Surveys to determine how our executive compensation structure, including the types and levels of executive compensation, compared with those of the respondents to the Compensation Surveys. For purposes of our analysis, we categorized the survey respondents into various groups by size and industry, and we evaluated the compensation information in terms of overall compensation levels, the percentage mix of compensation components (including the balance between cash and equity compensation), and the distribution of compensation among the five most highly compensated executives as compared to each other. We also reviewed the compensation information in the 2013 FPICA Survey and the 2014 FPICA Survey to determine year-over-year trends in peer group compensation in the forest and paper products industry. In establishing the compensation of our executive officers, we structured the level and mix of compensation of each person based on his position and duties, with a view toward creating a compensation package that was competitive (especially as compared to the compensation provided by companies in our industry or similar in size to us) with the level and mix of compensation that the Compensation Surveys indicated was typically received by persons holding similar positions and/or having similar duties.

Set forth below is a list of the peer group members that participated in the 2014 FPICA Survey. The list does not include many manufacturing and other companies outside the forest and paper products industry that participated in the Mercer Survey.

Boise Cascade Company	Packaging Corporation of America
Caraustar Industries, Inc.	Plumb Creek Timber Company, Inc.
Cascades Tissue Group	Potlatch Corporation
Clearwater Paper Corporation	Rayonier, Inc.
Deltic Timber Corporation	Resolute Forest Products Inc.
Domtar, Inc.	Resource Management Service
Evergreen Packaging Inc.	Rock-Tenn Company
Forest Resources LLC	Roseburg Forest Products Co.
Graphic Packaging International, Inc.	Sappi Fine Paper North America
Green Diamond Resource Company	SCA Americas Inc.
Hancock Forest Management, Inc.	Simpson Investment Company
Hood Industries, Inc.	SP Fiber Technologies
Idaho Forest Group	Stimson Lumber Company
Interfor U.S., Inc.	Swanson Group, Inc.
International Paper Company	Timber Products Company
KapStone Paper & Packaging Corporation	Twin Rivers Paper Company
Louisiana-Pacific Corporation	UPM Kymmene, Inc.
MeadWestvaco Corporation	Verso Corporation
Mendocino Forest Products Company, LLC	West Fraser Timber Company, Ltd.
NewPage Corporation	Westervelt Company, The
Nippon Paper Industries USA Company	Weyerhaeuser Company
Norbord Industries, Inc.

Elements of Executive Compensation

In this section, we provide detailed information about the elements of compensation for our executive officers, including our named executive officers. See “Compensation Discussion and Analysis—Summary” for a list and summary of these compensation elements.

Base Salary

We determine the base salaries of our executive officers based on their positions and responsibilities. In doing so, we take into account the base salary ranges for comparable positions and positions with similar responsibilities as reported in the Compensation Surveys. We intend the base salaries of our executive officers to be competitive with the market average for base salaries within our peer group in order to allow us to effectively attract and retain talented executive officers.

Typically, no later than April of each year, we review and make appropriate adjustments in the base salaries of our executive officers. Effective as of May 1, 2014, we adjusted the base salaries of our named executive officers as follows: Mr. Paterson—at his request, no change from $643,750; Mr. Fellows—from $380,598 to $386,307; Mr. Mundy—from $362,000 to $367,430; Mr. Weinhold—from $346,453 to $351,650; and Mr. Kesser—from $299,442 to $303,934. In determining the amounts by which to increase the base salaries of our named executive officers, we evaluated each person’s position and functional responsibilities, considered the person’s performance and contributions in 2013, reviewed the person’s base salary in comparison to the base salaries of similar positions with similar functional responsibilities as shown in the Compensation Surveys, compared the person’s base salary to those of our other executive officers for internal equity purposes, and considered Verso’s financial position and our resources available for compensation purposes. We took these factors into account in developing 2014 base salaries that we believe are appropriate for our named executive officers and are competitive for executive talent.

2014 Verso Incentive Plan

The 2014 Verso Incentive Plan, or “2014 VIP,” provides for our executives and other key employees to receive an annual incentive award opportunity based on our operational and financial performance in 2014. The 2014 VIP entails the quantitative measurement of our actual performance against a series of operational and financial performance objectives established at the beginning of 2014. It also involves a qualitative assessment of the contributions of each person and his or her department or functional group to the achievement of our performance objectives. The 2014 VIP is designed to motivate the participants toward higher achievement that leads to outstanding business results for us. The 2014 VIP, which is a sub-plan of our 2012 Bonus Plan as it relates to our executive officers, is administered by the Compensation Committee.

In April 2014, the Compensation Committee approved and adopted the 2014 VIP. The 2014 VIP sets forth our performance objectives for 2014, the relative weighting of the performance objectives against each other, the threshold, target and maximum achievement levels of our performance objectives, and the funding associated with achieving the performance objectives at the various achievement levels. In establishing the performance objectives, their relative weighting, and their achievement levels, the Compensation Committee considered information provided by management concerning our operational and financial goals for 2014, with the purpose of reflecting those goals in the 2014 VIP. In establishing the funding levels, the Compensation Committee considered the other incentive compensation provided to our executive officers and senior managers, with the aim of establishing total incentive compensation that was competitive but not excessive. Taking these matters into consideration, the Compensation Committee approved the elements of the 2014 VIP as shown in the following table.

Performance Objective	Relative Weighting	Potential Achievement Levels		Funding Level
Adjusted EBITDA(1)	50%	Threshold: Target: Maximum:	$116 million $155 million $186 million	70% 100% 200%

Total Sales Volume(2)	10%	Threshold: Target: Maximum:	1,571,000 tons 1,612,000 tons 1,653,000 tons	70% 100% 200%

Subtotal Ops(3)	30%	Threshold: Target: Maximum:	$25 million $29 million $34 million	70% 100% 200%

Credits as Percentage of Adjusted Gross Sales(4)	10%	Threshold: Target: Maximum:	0.4% 0.3% 0.2%	70% 100% 200%

(1)	Adjusted EBITDA is our earnings before interest, taxes, depreciation and amortization, adjusted to exclude unusual items and other pro forma adjustments permitted in calculating covenant compliance in the indentures governing our debt securities.

(2)	Total Sales Volume is the total volume, measured in tons, of the products that we sold in 2014.
(3)	Subtotal Ops is the net year-over-year change, measured in dollars, of improvements (i.e., increases in productivity and decreases in costs) in various areas of our operations that we identified for improvement in 2014.
(4)	Credits as Percentage of Adjusted Gross Sales is the total dollar amount of the credits that we gave to customers for product quality issues in 2014 as a percentage of the total dollar amount of our sales in 2014.

Under the 2014 VIP, the total amount of incentive awards for all participants, or the “incentive pool,” is determined initially by adding together the dollar amounts attributable to each participant’s target-level incentive award. A participant’s target-level incentive award is the dollar equivalent of a specified percentage of the participant’s base salary. The total dollar amount resulting from this exercise represents the amount of the incentive pool at the “target” achievement level of performance, which also is referred to as the “target-level incentive pool.” If the incentive pool were to be funded at the “threshold” achievement level, the amount of the incentive pool would be equal to 70% of the target-level incentive pool. If, on the other hand, the incentive pool were to be funded at the “maximum” achievement level, the amount of the incentive pool would be equal to 200% of the target-level incentive pool. For 2014, the threshold, target and maximum funding levels of the incentive pool were approximately $6 million, $9 million and $18 million, respectively.

After determining the target-level incentive pool, the next step in determining the funding of the incentive pool is to consider the levels of achievement of Verso’s performance objectives. After year-end, we calculate the achievement level and factor in the relative weighting of each of our performance objectives. By way of illustration, if we had achieved the Adjusted EBITDA performance objective at the threshold level of achievement, then 70% of 50%, or a net of 35%, of the target-level incentive pool would have been funded. For any performance objective that is achieved at a level between the threshold and target achievement levels or between the target and maximum achievement levels, we use linear interpolation to determine the appropriate incentive pool funding percentage attributable to such performance objective. This methodology is used to determine the incentive pool funding percentage attributable to the achievement of each of our performance objectives, and the results are added together. Next, the actual amount of the incentive pool is determined by multiplying the total incentive pool funding percentage by the amount of the target-level incentive pool. Finally, the Compensation Committee may exercise its discretion to increase or decrease the amount of the incentive pool to take into account extraordinary or unforeseen events and circumstances that affected our operational and financial performance during the year.

In March 2015, the Compensation Committee, applying the methodology set forth in the 2014 VIP, funded the incentive pool at approximately $7.3 million, representing a funding percentage of approximately 82% of the target-level incentive pool. The Compensation Committee determined the funding of the incentive pool based on the following actual levels of achievement of Verso’s performance objectives as set forth in the 2014 VIP:

Performance Objective	Relative Weighting	Actual Achievement Levels	Funding Level
Adjusted EBITDA	50%	$108 million	—%
Total Sales Volume	10%	1,624,000 tons	130%
Subtotal Ops	30%	$36 million	200%
Credit as Percentage of Adjusted Gross Sales	10%	0.35%	85%

			82%

The amount of a participant’s incentive award under the 2014 VIP is determined by reference to his or her target-level incentive award percentage. A participant’s target-level incentive award percentage is the percentage of his or her base salary that the participant would receive as an incentive award under the 2014 VIP in the event that the incentive pool were to be funded at the target level of 100%. The target-level incentive award percentages range from 15% to 100% of a participant’s base salary at the end of the year, depending on the participant’s employment grade level with us. The target-level incentive award percentages of our named executive officers are 100% of base salary for Mr. Paterson, 80% of base salary for Mr. Fellows, and 75% of base salary for Messrs. Mundy, Weinhold and Kesser. The target-level incentive award percentages reflect our assessment of a participant’s ability, considering his or her position with us, to affect our operational and financial performance. They also take into account the other compensation to which a participant is entitled, the market average compensation for his or her position, and, in the case of Mr. Paterson, the applicable provisions of his employment agreement with us.

The amount of a participant’s incentive award under the 2014 VIP can be affected by the level of achievement of his or her group/individual performance objectives. A participant’s group/individual performance objectives, which are established at the beginning of the year in consultation with his or her supervisor, are intended to be linked to and supportive of the achievement of our performance objectives. The requirement to develop group/individual performance objectives applies to all participants in the 2014 VIP other than our chief executive officer. Accordingly, our named executive officers other than Mr. Paterson developed their group/individual performance objectives in early 2014, and Mr. Paterson reviewed and assessed their level of achievement of such objectives in early 2015. While the Compensation Committee has the discretion to make adjustments to a participant’s incentive award to take into account extraordinary or unforeseen events and circumstances, Mr. Paterson did not recommend, and the Compensation Committee did not make, any adjustments in the 2014 VIP incentive awards payable to our named executive officers. With respect to Mr. Paterson, his 2014 VIP incentive award was based solely on the level of achievement of Verso’s performance objectives.

In summary, the incentive pool for the 2014 VIP was funded at approximately $7 million, representing a funding percentage of approximately 82% of the target-level incentive pool, and each of our named executive officers received 2014 VIP incentive awards equal to 82% of their respective target-level incentive awards. See the “Non-Equity Incentive Plan Compensation” column of the Summary Compensation table in “Executive Compensation” for more information about the 2014 VIP incentive awards paid to our named executive officers.

2012 Bonus Plan

The 2012 Bonus Plan was authorized, approved and adopted by our board of directors on March 6, 2012, and was approved by our stockholders at our 2012 Annual Meeting of Stockholders on May 23, 2012. The 2012 Bonus Plan is designed to allow us to provide incentives for superior work by our executives, including our named executive officers, to motivate them toward higher achievement and business results, to tie their goals and interests with ours, and to enable us to attract and retain highly qualified executives. The 2012 Bonus Plan generally allows us to make bonus payments to our executives upon the attainment of performance objectives that are established by the Compensation Committee and are related to operational, financial or other metrics applicable to us. To this end, we established the 2014 VIP as a sub-plan under the 2012 Bonus Plan to provide our executives and other key employees with an annual incentive award opportunity based on our operational and financial performance in 2014. See “Compensation Discussion and Analysis—Elements of Executive Compensation—2014 Verso Incentive Plan.” The 2012 Bonus Plan provides that the Compensation Committee may require that any bonuses paid under the 2012 Bonus Plan be subject to the provisions of any claw-back policy implemented by us.

Discretionary Bonuses

The Compensation Committee has the discretion to award bonuses to our executive officers, including our named executive officers, in recognition of their superior job performance and for other reasons that are not specifically provided for in the 2012 Bonus Plan and our other incentive plans and programs. On March 24, 2015, the Compensation Committee authorized the payment of cash bonuses to our executive officers, including our named executive officers, to recognize and reward their superior job performance in 2014, particularly their substantial efforts in connection with Verso’s acquisition of NewPage which was completed on January 7, 2015. The bonuses are equal to approximately one year of each executive officer’s base salary as of the date on which the bonuses were authorized, and they are payable in two installments of 50% each on or before April 30, 2015, and April 30, 2016. The bonuses were awarded at the discretion of the Compensation Committee and were not made pursuant to the 2012 Bonus Plan or any other incentive plan or program. See the “Bonus” column of the Summary Compensation table in “Executive Compensation” for more information about the discretionary bonuses to be paid to our named executive officers.

Amended and Restated 2008 Incentive Award Plan

The Amended and Restated 2008 Incentive Award Plan, or the “Incentive Award Plan,” allows us to grant long-term equity incentive awards to our employees, consultants and directors. We have utilized the Incentive Award Plan to grant restricted stock and stock options to our executives and senior managers, including our named executive officers, restricted stock to our non-employee directors, and stock options to certain of our non-employee directors. The awards granted under the Incentive Award Plan may vest upon the passage of time or upon the attainment of performance goals based on objective performance criteria chosen from among those set forth in the Incentive Award Plan. The Incentive Award Plan provides that its administrator may require that any awards granted under the Incentive Award Plan be subject to the provisions of any claw-back policy implemented by us. The Incentive Award Plan is administered by the Compensation Committee or, in the case of awards granted to our non-employee directors, the board of directors.

We believe that providing our executive officers with long-term incentive compensation, whether cash-based or equity-based, serves to link their long-term compensation to our long-term financial performance and thereby encourages them to work toward achieving operational and financial performance by us that enhances value for our stockholders. We generally believe that equity-based incentive compensation, as opposed to the cash-based variety, better encourages our executive officers to consider their decisions from the perspective of our stockholders. For this reason, we consider it important to include equity-based compensation in the compensation packages of our executive officers.

In alignment with this compensation philosophy, in April 2014, we granted long-term equity incentive awards, consisting of restricted stock and stock options, to our executives and senior managers, including our named executive officers. The restricted stock and stock options awarded to our named executive officers in this grant together accounted for a total of 219,596 shares of common stock. In establishing the mix of restricted stock and stock options to be granted, the Compensation Committee balanced its goal of creating a strong incentive for the award recipient (restricted stock) against the benefit to us of offsetting some of the cost of the awards (stock options, which result in payment of the exercise price to us). Based on its analysis, the Compensation Committee determined that the appropriate mix of shares of common stock covered by the equity incentive awards was approximately 25% restricted stock and 75% stock options. Then, in December 2014, we granted additional stock options to our executives and selected senior managers, including our named executive officers, whose individual contributions were instrumental in Verso’s acquisition of NewPage. The stock options awarded to our named executive officers in this grant accounted for a total of 905,000 shares of common stock. In each instance, in determining the total numbers of shares of common stock to be covered by the equity incentive awards, the Compensation Committee considered each named executive officer’s position and responsibilities, the kind and amount of his other employment compensation, and, in the case of Mr. Paterson, the applicable provisions of his employment agreement with us. The fair value of the equity incentive awards granted in 2014 accounted for approximately 27% of our chief executive officer’s total direct compensation and approximately 35% of our other named executive officers’ total direct compensation. See “Executive Compensation—Grants of Plan-Based Awards” for more information concerning the equity incentive awards granted to our named executive officers under the Incentive Award Plan.

Retirement Benefits

We provide retirement benefits to our eligible employees, including our named executive officers, under the retirement plans and programs listed below as a means of attracting and retaining qualified employees.

•	Retirement Savings Plan, a tax-qualified, 401(k) defined contribution plan;

•	Supplemental Salary Retirement Program, a tax-qualified defined contribution program implemented under the Retirement Savings Plan;

•	Deferred Compensation Plan, a nonqualified defined contribution plan; and

•	Executive Retirement Program, a nonqualified defined contribution program implemented under the Deferred Compensation Plan.

We attempt to ensure that these retirement benefits are competitive with those provided by comparable companies as shown in the Compensation Surveys. Our contributions for 2014 on behalf of our named executive officers under the Retirement Savings Plan, the SSRP, the Deferred Compensation Plan, and the ERP are set forth in the Summary Compensation table in “Executive Compensation.”

Retirement Savings Plan. The Retirement Savings Plan is a tax-qualified, 401(k) defined contribution plan which in 2014 permitted eligible employees to defer the receipt of up to the lesser of 85% or $17,500 of their employment compensation on a pre-tax basis, or if an employee is age 50 or over, to defer up to $5,500 in additional compensation up to a limit of $23,000. Employees also may defer amounts of their employment compensation in excess of these limits on an after-tax basis. The employee deferrals of employment compensation are subject to certain limits imposed by the Internal Revenue Code of 1986, as amended, or the “Internal Revenue Code.” In addition, we make matching contributions for employees who defer a portion of their employment compensation under the Retirement Savings Plan. We match 70% of the first 4%, and 60% of the second 4%, of the employees’ deferrals. The employee deferrals under the Retirement Savings Plan are immediately and fully vested and nonforfeitable. For employees hired by us before January 1, 2009, our matching contributions under the Retirement Savings Plan are fully vested and nonforfeitable. For employees hired by us on or after January 1, 2009, our matching contributions under the Retirement Savings Plan are subject to three-year “cliff” vesting measured from the date on which an employee’s employment with us commences, such that after the employee has been continuously employed by us for three years, all of our past and future matching contributions become fully vested and nonforfeitable.

Supplemental Salary Retirement Program. The Supplemental Salary Retirement Program, or “SSRP,” is a tax-qualified defined contribution program implemented under the Retirement Savings Plan. Under the SSRP, we make an annual contribution to each eligible employee’s account under the Retirement Savings Plan. The SSRP contribution is equal to either 2.75% or 5% of an employee’s eligible compensation, which consists of the employee’s salary, bonus and cash incentive compensation paid during the immediately preceding year. The SSRP contribution percentage varies depending on the employee’s cumulative years of service with us and our predecessors. For all of our employees, the SSRP contributions are subject to three-year “cliff” vesting measured from the date on which an employee’s employment with us commences, such that after the employee has been continuously employed by us for three years, all of our past and future contributions become fully vested and nonforfeitable.

Deferred Compensation Plan. The Deferred Compensation Plan is a nonqualified defined contribution plan that permits eligible employees to defer the receipt of up to 85% of their base salary and up to 100% of their incentive compensation, by contributing such amounts to their accounts under the plan. The Deferred Compensation Plan also permits us to make matching contributions and discretionary contributions to employees’ accounts under the plan. We match 70% of the first 4%, and 60% of the second 4%, of the employees’ deferrals under the Deferred Compensation Plan, subject to certain restrictions and limitations, including the requirement that the employee must not qualify for our matching contributions under the Retirement Savings Plan. Until they are distributed from the Deferred Compensation Plan, the employees’ deferrals, our contributions, and any earnings on the invested funds are held in a rabbi trust funded by us.

Executive Retirement Program. The Executive Retirement Program, or “ERP,” is a nonqualified defined contribution program implemented under the Deferred Compensation Plan for the benefit of our executives and selected senior managers. Under the ERP, we may make an annual discretionary contribution to each eligible employee’s account under the Deferred Compensation Plan. Our ERP contribution is equal to between 4% and 10% of an employee’s eligible compensation, depending on the employee’s employment pay grade with us. An employee’s eligible compensation consists of the employee’s base salary and target-level incentive award under the Verso Incentive Plan, in each case determined as of January 1 of the year for which our ERP contribution is made.

Insurance and Fringe Benefits

We provide group medical, dental, life and other insurance coverage for all of our eligible employees, including our named executive officers. In addition, under our executive financial counseling policy, we pay the costs of personal investment, estate planning, tax and other financial counseling services, subject to an annual cap of $6,500 or $9,500 (depending on the executive’s position with us), for our executive officers, including our named executive officers. We believe that these benefits serve as a means of attracting and retaining qualified personnel, and we attempt to ensure that they are competitive with those provided by comparable companies.

Severance Benefits

Severance Policy. We have adopted and implemented a severance policy for the benefit of our salaried employees, including our named executive officers, and specific groups of hourly employees whose employment with us is terminated under certain circumstances. The severance policy applies in the event that we terminate the employee’s employment without cause (as defined in the policy), we eliminate the employee’s position, or we take certain other specified job-related actions that effectively result in an involuntary end to the employment relationship. The principal benefit under the severance policy is a termination allowance payable in cash to the terminated employee, which is based on the employee’s years of applicable service with us and our predecessors and his or her annual base salary or wages in effect immediately prior to the termination of employment. The termination allowance is equal to two weeks of eligible pay for each full or partial year of applicable service, subject to a minimum of four weeks and a maximum of 52 weeks of eligible pay. We also have the discretion under the severance policy to provide a terminated employee with other benefits, including prorated and/or reduced amounts of incentive awards under our incentive plans and programs, subsidized medical and dental insurance coverage for a specified period after the termination of employment, and outplacement services appropriate for the employee’s position with us. We believe that the benefits provided under the severance policy support our compensation objective of attracting and retaining qualified employees and are competitive with similar severance benefits provided by comparable companies.

Employment Agreement with Chief Executive Officer. Our employment agreement with Mr. Paterson requires us to provide him with certain severance benefits if his employment is terminated under certain circumstances, including a termination by us without cause, by him for good reason, or due to his death or disability. The severance benefits to be provided to Mr. Paterson are intended to be in line with the types and amounts of severance benefits provided by comparable companies to their chief executive officers. See “Executive Compensation—Potential Payments upon Termination of Employment or Change in Control—Employment Agreement with Chief Executive Officer” and “—Estimated Payments in Connection with Termination of Employment or Change in Control” for more information about the severance benefits provided under Mr. Paterson’s employment agreement.

CNC Agreements with Other Executive Officers. Our confidentiality and non-competition agreements, or “CNC agreements,” with each of our executive officers, other than our chief executive officer, require us to provide them with certain severance benefits upon the termination of their employment by either party and for any reason. The benefits to be provided under the CNC agreements are in consideration for, and are contingent upon, the compliance by the executive officers with their confidentiality and non-competition obligations under the CNC agreements. See “Executive Compensation—Potential Payments upon Termination of Employment or Change in Control—CNC Agreements with Other Executive Officers” and “—Estimated Payments in Connection with Termination of Employment or Change in Control” for more information about the severance benefits provided under the CNC agreements. As we have done in the past, we continue to evaluate the severance benefits provided under the CNC agreements in an effort to ensure that they are competitive with those provided by comparable companies to their executive officers.

Tax and Accounting Treatment of Compensation

We believe that it is in our best interests to satisfy the requirements for tax deductibility of the compensation that we provide, including the requirements of Section 162(m) of the Internal Revenue Code. However, we also believe that it is important to maintain the flexibility to provide compensation that is not tax-deductible in order to allow us to consider other factors in determining what compensation is appropriate for our management. We have structured our compensation plans and programs in a manner intended to meet the requirements of Section 162(m), but we may from time to time provide compensation that is not tax-deductible by us.

Section 409A of the Internal Revenue Code imposes significant tax and interest penalties on any executive officer who defers compensation under a plan that does not meet the requirements of Section 409A. We have structured our compensation plans and programs and individual agreements with our executive officers in a manner intended to comply with the requirements of Section 409A.

Section 280G of the Internal Revenue Code disallows a company’s tax deduction for certain payments to employees called “excess parachute payments,” and Section 4999 of the Internal Revenue Code imposes a non-deductible excise tax on any person who receives an excess parachute payment. Excess parachute payments are payments that exceed a threshold set forth in Section 280G and that are made in the context of a change in control. If we were to make an excess parachute payment, we would not be able to take a tax deduction for the payment, and the recipient of the payment would owe the excise tax imposed by Section 4999. Our chief executive officer’s employment agreement and our other named executive officers’ CNC agreements include provisions that reduce the payments thereunder as necessary to avoid being categorized as excess parachute payments.

We have adopted the fair value recognition provisions of FASB ASC Topic 718, Compensation—Stock Compensation. Under the fair value recognition provisions, we recognize stock-based compensation based on the fair value at the grant date net of an estimated forfeiture rate, and we recognize compensation expense for only those shares expected to vest over the requisite service period of the award.

Risk Considerations

We use compensation, in part, to motivate and reward our executive officers and other employees for achieving performance objectives that help us achieve our overall business goals. We realize that by rewarding our executives and other employees with compensation for achieving goals, we could cause them to take actions that achieve the goals but expose us to undue risk. However, we believe that the risks that could result from our compensation plans, programs, policies and practices, including those described in this “Compensation Discussion and Analysis,” are unlikely to have a material adverse effect on us, primarily because our compensation structure—

•	contains elements that effectively link incentive compensation to operational and financial objectives that enhance our value to stockholders;

•	includes a mix of compensation elements for our executive officers, who are best positioned to have an impact on our operational and financial performance, that is appropriately balanced between short-term and long-term incentives, such that their compensation does not encourage them to take short-term risks at the expense of long-term results;

•	provides the Compensation Committee with the discretion to decrease or eliminate cash incentive awards triggered by the achievement of short-term performance objectives under our annual incentive plan, thereby giving the Compensation Committee the ability to reduce or withhold an incentive award if it determines that inappropriate risks were taken to earn it; and

•	includes a significant portion of equity compensation, which provides our executive officers with an incentive to achieve results that enhance stockholder value and discourages them from excessive risk-taking that could reduce stockholder value.

Frequency of Advisory Votes on Executive Compensation

In 2011, our stockholders approved, on a non-binding advisory basis, holding an advisory stockholder vote on the compensation of our named executive officers once every three years. We most recently held an advisory vote on executive compensation at our 2014 Annual Meeting of Stockholders. The next advisory vote on executive compensation is planned to be held at our 2017 Annual Meeting of Stockholders.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table presents information regarding the compensation of our named executive officers (including Robert P. Mundy, who resigned, effective June 30, 2015) for their services during 2014, 2013 and 2012.

						Non-Equity Incentive Plan Compensation
Name and Principal Position	Year	Salary(2)	Bonus(3)	Restricted Stock(4)	Stock Options(5)	Verso Incentive Plan	All Other Compensation(6)	Total
David J. Paterson(1)	2014	$643,750	$644,000	$58,984	$619,950	$527,875	$218,870	$2,713,429
President and Chief Executive Officer	2013	639,062	—	45,150	60,450	527,875	198,186	1,470,723
		398,237	230,000	—	773,500	274,653	56,075	1,732,465

Lyle J. Fellows	2014	384,404	386,000	31,071	512,655	253,417	165,483	1,733,030
Senior Vice President of Manufacturing and Energy	2013	377,827	377,827	23,785	25,575	249,672	124,921	1,179,607
	2012	366,821	455,505	22,126	241,450	206,927	148,903	1,441,732

Robert P. Mundy	2014	365,620	367,000	28,118	483,384	225,970	144,403	1,614,495
Senior Vice President and Chief Financial Officer	2013	359,364	384,364	21,524	22,329	222,630	119,682	1,129,893
	2012	348,897	427,975	20,022	217,549	184,515	136,540	1,335,498

Michael A. Weinhold	2014	349,917	352,000	28,103	464,912	216,265	137,862	1,549,059
Senior Vice President of Sales, Marketing and Product Development	2013	343,930	343,930	21,511	223,322	213,068	111,036	1,055,807
	2012	333,912	359,140	20,010	17,551	176,590	131,090	1,238,293

Peter H. Kesser	2014	302,437	304,000	27,403	405,795	186,919	103,583	1,330,137
Senior Vice President, General Counsel and Secretary	2013	297,262	297,262	20,975	20,925	184,157	84,799	905,380
	2012	288,262	288,263	16,260	184,425	152,628	77,048	1,006,886

(1)	Mr. Paterson was elected and began service as our President and Chief Executive Officer on May 14, 2012.
(2)	Effective as of May 1, 2014, we increased the base salaries of our named executive officers as follows: Mr. Paterson—at his request, no change from $643,750; Mr. Fellows—from $380,598 to $386,307; Mr. Mundy—from $362,000 to $367,430; Mr. Weinhold—from $346,453 to $351,650; and Mr. Kesser—from $299,442 to $303,934.
(3)	On March 24, 2015, the Compensation Committee authorized the payment of cash bonuses to our executive officers, including our named executive officers, to recognize and reward their superior job performance in 2014, particularly their substantial efforts in connection with Verso’s acquisition of NewPage which was completed on January 7, 2015. The bonuses are equal to approximately one year of each executive officer’s base salary as of the date on which the bonuses were authorized, and they are payable in two installments of 50% each on or before April 30, 2015, and April 30, 2016.
(4)	On April 1, 2014, we granted the following shares of restricted stock to our named executive officers: Mr. Paterson—19,213 shares; Mr. Fellows—10,121 shares; Mr. Mundy—9,159 shares; Mr. Weinhold—9,154 shares; and Mr. Kesser—8,926 shares. The fair value of the restricted stock on the grant date, computed in accordance with FASB ASC Topic 718, was $3.07 per share, which was the closing sale price per share of common stock on the NYSE on such date.
(5)

On April 1, 2014, we granted the following stock options, at an exercise price of $3.07 per share, to our named executive officers: Mr. Paterson—65,000 shares; Mr. Fellows—27,500 shares; Mr. Mundy—24,010 shares; Mr. Weinhold—24,013 shares; and Mr. Kesser—22,500 shares. The fair value of these stock options on the grant date, computed in accordance with FASB ASC Topic 718, was $2.43 per share. On December 21, 2014, we granted the following stock options, at an exercise price of $2.94 per share, to our named executive officers: Mr. Paterson—200,000 shares; Mr. Fellows—193,000 shares; Mr. Mundy—184,000 shares; Mr. Weinhold—176,000 shares; and Mr. Kesser—152,000 shares. The fair value of these stock options on the grant date, computed in accordance with FASB ASC Topic 718, was $2.31 per share. Our method of valuing stock options, including our assumptions, is set forth in Note 12 to the audited financial statements included in our annual report on Form 10-K for the year ended December 31, 2014, which we filed with the SEC on March 10, 2015.
(6)	The other compensation paid to or for the benefit of our named executive officers for 2014 consists of—
(a)	our matching contributions under the Retirement Savings Plan as follows: Mr. Paterson—$13,520; Mr. Fellows—$13,520; Mr. Mundy—$13,520; Mr. Weinhold—$13,520; and Mr. Kesser—$13,520;
(b)	our contributions under the SSRP as follows: Mr. Paterson—$32,220; Mr. Fellows—$56,097; Mr. Mundy—$53,864; Mr. Weinhold—$50,354; and Mr. Kesser—$23,934;
(c)	our matching contributions under the Deferred Compensation Plan as follows: Mr. Paterson—$27,896; Mr. Fellows—$16,691; Mr. Mundy—$15,875; Mr. Weinhold—$15,193; and Mr. Kesser—$14,429;
(d)	our contributions under the ERP as follows: Mr. Paterson—$128,750; Mr. Fellows—$68,508; Mr. Mundy—$50,680; Mr. Weinhold—$48,503; and Mr. Kesser—$41,922;
(e)	premiums (grossed up to cover taxes in the amounts shown in parentheses) paid on life and long-term disability insurance coverage as follows: Mr. Paterson—$5,446 ($1,538); Mr. Fellows—$3,249 ($918); Mr. Mundy—$3,091 ($873); Mr. Weinhold—$2,957 ($835); and Mr. Kesser—$2,556 ($722); and
(f)	payments under our executive financial counseling policy as follows: Mr. Paterson—$9,500; Mr. Fellows—$6,500; Mr. Mundy—$6,500; Mr. Weinhold—$6,500; and Mr. Kesser—$6,500.

Compensation of Named Executive Officers

The Summary Compensation table quantifies the value of the different forms of compensation received by our named executive officers in and for 2014, 2013 and 2012. The elements of executive compensation consist primarily of base salary, annual cash incentive awards, and long-term equity incentive awards. Our named executive officers also received other compensation as set forth in the “All Other Compensation” column of the Summary Compensation table.

The Summary Compensation table should be read in conjunction with the tables and narratives below. A description of the material terms of Mr. Paterson’s employment agreement follows this paragraph. The Grants of Plan-Based Awards table sets forth information for 2014 regarding the potential cash incentive awards payable to our named executive officers under the 2014 VIP and the grants of restricted stock and stock options to our named executive officers under the Incentive Award Plan. The Outstanding Equity Incentive Awards at Fiscal Year-End table provides information about the unvested shares of restricted stock and the unexercised stock options held by our named executive officers as of December 31, 2014. The Stock Option Exercises and Restricted Stock Vested table sets forth information regarding the number and value of the shares of restricted stock granted to our named executive officers that vested in 2014. The Nonqualified Deferred Compensation table provides information about the participation by our named executive officers in 2014 in defined contribution plans and programs that provide for the deferral of compensation on a basis that is not tax-qualified. The discussion in “Potential Payments upon Termination of Employment or Change in Control” explains the potential severance benefits to which our named executive officers may be entitled upon a termination of their employment or a change in control of Verso.

Employment Agreement with Chief Executive Officer

We entered into an employment agreement with Mr. Paterson effective as of May 14, 2012. The initial term of the agreement is three years, which will automatically renew for successive one-year periods unless he or we provide notice of non-renewal. The principal components of Mr. Paterson’s compensation under the agreement are as follows:

•	a base salary of $800,000, which was set effective as of April 1, 2015, and is subject to further increase at the discretion of our board of directors;

•	an incentive award payable under our annual, performance-based incentive plan, with a target-level award amount equal to 100% of his base salary and a maximum award amount equal to 200% of his base salary;

•	a stock option granted on May 14, 2012, entitling him to purchase 650,000 shares of our common stock at an exercise price of $1.66 per share, the fair market value per share on the grant date, which vests in equal installments over three years and is exercisable, to the extent vested, for seven years after the grant date;

•	a stock option granted on January 7, 2015, the closing date of Verso’s acquisition of NewPage, entitling him to purchase 200,000 shares of our common stock at an exercise of $3.37 per share, the fair market value per share on the grant date, which vests in full in one year and is exercisable for seven years after the grant date;

•	the right to participate in our employee benefit plans, programs and arrangements; and

•	severance benefits if his employment is terminated under certain circumstances, including a termination by us without cause, by him for good reason, or due to his death or disability.

The provisions of Mr. Paterson’s employment agreement that relate to severance benefits payable upon the termination of his employment or a change in control of Verso are described in more detail in “Executive Compensation—Potential Payments upon Termination of Employment or Change in Control.”

Grants of Plan-Based Awards

The following table sets forth information for 2014 regarding the potential cash incentive awards payable to our named executive officers under the 2014 VIP and the actual grants of equity incentive awards, consisting of restricted stock and stock options, made to our named executive officers under the Incentive Award Plan.

		Potential Awards Under Non-Equity Incentive Plan(1)			Shares of Restricted Stock	Shares Underlying Stock Options	Exercise Price of Stock Options	Grant Date Fair Value of Restricted Stock and Stock Options(2)
Name	Grant Date	Threshold	Target	Maximum
David J. Paterson
Cash incentive awards	N/A	$450,625	$643,750	$1,287,500
Restricted stock	04-01-2014				19,213			$58,984
Stock options	04-01-2014					65,000	$3.07	157,950
Stock options	12-21-2014					200,000	2.94	462,000

Lyle J. Fellows
Cash incentive awards	N/A	216,332	309,046	618,091
Restricted stock	04-01-2014				10,121			31,071
Stock options	04-01-2014					27,500	3.07	66,825
Stock options	12-21-2014					193,000	2.94	445,830

Robert P. Mundy
Cash incentive awards	N/A	192,901	275,573	551,145
Restricted stock	04-01-2014				9,159			28,118
Stock options	04-01-2014					24,010	3.07	58,344
Stock options	12-21-2014					184,000	2.94	425,040

Michael A. Weinhold
Cash incentive awards	N/A	184,616	263,738	527,475
Restricted stock	04-01-2014				9,154			28,103
Stock options	04-01-2014					24,013	3.07	58,352
Stock options	12-21-2014					176,000	2.94	406,560

Peter H. Kesser
Cash incentive awards	N/A	159,565	227,951	455,901
Restricted stock	04-01-2014				8,926			27,403
Stock options	04-01-2014					22,500	3.07	54,675
Stock options	12-21-2014					152,000	2.94	351,120

(1)	The amounts are the potential cash incentive awards payable to our named executive officers under the 2014 VIP. The actual amounts paid to our named executive officers under the 2014 VIP are reported in the “2014 Verso Incentive Plan” column of the Summary Compensation table.
(2)	The amounts are the fair values, computed in accordance with FASB ASC Topic 718, of the restricted stock and stock options on the dates that they were granted to our named executive officers. Our methods of valuing the equity incentive awards are described in footnotes 4 and 5 to the Summary Compensation table.

Description of Plan-Based Awards

The material terms of the annual, performance-based cash incentive awards granted to our named executive officers under the 2014 VIP are described in “Compensation Discussion and Analysis—Elements of Executive Compensation—2014 Verso Incentive Plan.” The material terms of the long-term equity incentive awards, consisting of restricted stock and stock options, granted to our named executive officers under the Incentive Award Plan are described in “Compensation Discussion and Analysis—Elements of Executive Compensation—Amended and Restated 2008 Incentive Award Plan.”

Outstanding Equity Incentive Awards at Fiscal Year-End

The following table provides information about the unvested shares of restricted stock and the unexercised stock options held by our named executive officers as of December 31, 2014.

		Restricted Stock(1)		Stock Options(1)
Name	Grant Date	Unvested Shares of Restricted Stock	Market Value of Unvested Shares of Restricted Stock(2)	Shares Underlying Unexercised Stock Options		Stock Option Exercise Price	Stock Option Expiration Date
				Exercisable	Unexercisable
David J. Paterson	12-21-2014				200,000	$2.94	12-21-2021
	04-01-2014	19,213	$65,901		65,000	3.07	04-01-2021
	03-06-2013	23,334	80,036	21,666	43,334	1.29	03-06-2020
	05-14-2012			433,332	216,668	1.66	05-14-2019

Lyle J. Fellows	12-21-2014				193,000	$2.94	12-21-2021
	04-01-2014	10,121	$34,715		27,500	3.07	04-01-2021
	03-06-2013	12,292	42,162	9,166	18,334	1.29	03-06-2020
	07-23-2012			132,000	66,000	1.47	07-23-2019
	03-06-2012	6,146	21,081	18,332	9,168	1.20	03-06-2019
	03-02-2011			22,000		5.93	03-02-2018
	03-26-2010			16,667		3.01	03-26-2017
	09-21-2009			40,000		3.69	09-21-2016

Robert P. Mundy	12-21-2014				184,000	$2.94	12-21-2021
	04-01-2014	9,159	$31,415		24,010	3.07	04-01-2021
	03-06-2013	11,124	38,155	8,003	16,007	1.29	03-06-2020
	07-23-2012			119,332	59,668	1.47	07-23-2019
	03-06-2012	5,563	19,081	16,006	8,004	1.20	03-06-2019
	03-02-2011			19,208		5.93	03-02-2018
	03-26-2010			12,222		3.01	03-26-2017
	09-21-2009			37,000		3.69	09-21-2016

Michael A. Weinhold	12-21-2014				176,000	$2.94	12-21-2021
	04-01-2014	9,154	$31,398		24,013	3.07	04-01-2021
	03-06-2013	11,117	38,131	8,004	16,009	1.29	03-06-2020
	07-23-2012			119,332	59,668	1.47	07-23-2019
	03-06-2012	5,559	19,067	16,008	8,005	1.20	03-06-2019
	03-02-2011			19,210		5.93	03-02-2018
	03-26-2010			12,222		3.01	03-26-2017
	09-21-2009			38,000		3.69	09-21-2016

Peter H. Kesser	12-21-2014				152,000	$2.94	12-21-2021
	04-01-2014	8,926	$30,616		22,500	3.07	04-01-2021
	03-06-2013	10,840	37,181	7,500	15,000	1.29	03-06-2020
	07-23-2012			102,000	51,000	1.47	07-23-2019
	03-06-2012	4,518	15,497	12,500	6,250	1.20	03-06-2019
	03-02-2011			15,000		5.93	03-02-2018
	03-26-2010			8,333		3.01	03-26-2017
	09-21-2009			33,000		3.69	09-21-2016

(1)	We have granted long-term equity incentive awards, consisting of restricted stock and stock options, to our named executive officers under the Incentive Award Plan. The restricted stock and stock options vest in three equal, annual installments starting one year after their grant dates.
(2)	The market value of the unvested shares of restricted stock is computed based on the $3.43 closing sale price per share of our common stock on the NYSE on December 31, 2014.

Stock Option Exercises and Restricted Stock Vested

None of our named executive officers exercised any stock options in 2014. The following table sets forth information regarding the number and value of the shares of restricted stock granted to our named executive officers that vested in 2014.

	Restricted Stock
Name	Shares that Vested in 2012	Value Realized on Vesting*
David J. Paterson	11,666	$28,115
Lyle J. Fellows	17,210	41,673
Robert P. Mundy	15,572	37,707
Michael A. Weinhold	15,564	37,688
Peter H. Kesser	13,550	32,800

*	The value of the shares of restricted stock that vested in 2014 is computed based on the closing sale price per share of our common stock on the NYSE on the applicable vesting dates.

Nonqualified Deferred Compensation

The following table provides information about the participation by our named executive officers in 2014 in defined contribution plans and programs that provide for the deferral of compensation on a basis that is not tax-qualified. The information presented relates to our named executive officers’ participation in the Deferred Compensation Plan, the ERP and, to an extent, the SSRP, the material terms of which are described in “Compensation Discussion and Analysis—Elements of Executive Compensation—Retirement Benefits.”

Name	Executive Contributions	Employer Contributions(1)	Aggregate Earnings or (Loss)(2)	Aggregate Withdrawals and Distributions	Aggregate Balance as of December 31, 2014
David J. Paterson	$42,917	$181,716	$29,626	$162,752	$386,330
Lyle J. Fellows	25,678	128,296	28,019	142,017	363,047
Robert P. Mundy	24,423	107,419	49,126	157,506	434,598
Michael A. Weinhold	23,374	101,050	4,006	144,847	333,573
Peter H. Kesser	22,199	73,135	28,522	78,052	374,946

(1)	Our contributions for 2014 are reported as compensation in the “All Other Compensation” column of the Summary Compensation table and consist of the following:

(a)	We made the following matching contributions under the Deferred Compensation Plan to the accounts of our named executive officers thereunder: Mr. Paterson—$27,896; Mr. Fellows—$16,691; Mr. Mundy—$15,875; Mr. Weinhold—$15,193; and Mr. Kesser—$14,429.
(b)	We made the following contributions under the ERP to the accounts of our named executive officers under the Deferred Compensation Plan: Mr. Paterson—$128,750; Mr. Fellows—$68,508; Mr. Mundy—$50,680; Mr. Weinhold—$48,503; and Mr. Kesser—$41,922.
(c)	To comply with contribution limits applicable to the Retirement Savings Plan, we made the following contributions under the SSRP to the accounts of our named executive officers under the Deferred Compensation Plan: Mr. Paterson—$25,070; Mr. Fellows—$43,097; Mr. Mundy—$40,864; Mr. Weinhold—$37,354; and Mr. Kesser—$16,784.

(2)	Earnings on deferred compensation are not reported as compensation in the Summary Compensation table, because they are not at above-market rates.

Potential Payments upon Termination of Employment or Change in Control

The following narrative provides information about our named executive officers’ potential benefits upon the termination of their employment or a change in control of Verso under our plans, programs, policies and agreements that were in effect in 2014.

Severance Policy

We have adopted and implemented a severance policy for the benefit of our salaried employees, including our named executive officers, and specific groups of hourly employees whose employment with us is terminated under certain circumstances. The severance policy applies when an eligible employee’s employment is terminated under the following circumstances:

•	we terminate the employee’s employment without cause as defined in the policy;

•	we eliminate the employee’s position;

•	we relocate the employee’s principal place of work to a site that is 50 or more miles farther from the employee’s residence than his or her current principal place of work and, as of the relocation date, the employee has not accepted such relocation;

•	we close the facility that is the employee’s principal place of work and, of the closing date, we have not offered the employee a suitable position at another facility; or

•	we sell the facility that is the employee’s principal place of work (or the entity that owns such facility) and, as of the sale date, the purchaser has not offered the employee a suitable position at such facility.

The principal benefit under the severance policy is a termination allowance payable in cash to the terminated employee, which is computed on the basis of the employee’s years of applicable service with us and our predecessors and his or her base salary or annual wages in effect immediately prior to the termination of employment. The termination allowance is equal to two weeks of eligible pay for each full or partial year of applicable service, subject to a minimum of four weeks and a maximum of 52 weeks of eligible pay. We also have the discretion under the severance policy to provide a terminated employee with other benefits, including prorated and/or reduced amounts of incentive awards under our incentive plans and programs, subsidized medical and dental insurance coverage for a specified period after the termination of employment, and outplacement services appropriate for the employee’s position with us.

Employment Agreement with Chief Executive Officer

We have an employment agreement with David J. Paterson, our President and Chief Executive Officer. The agreement provides that Mr. Paterson’s employment may be terminated by us for or without cause (as defined in the agreement), by Mr. Paterson’s resignation for or without good reason (as defined in the agreement), and due to his death or disability.

Under the agreement, if Mr. Paterson’s employment is terminated for any reason, we are required to provide him (or his estate) with the following basic benefits:

•	any unpaid base salary;

•	any unpaid annual bonus for any calendar year completed before the termination date;

•	any unpaid reimbursable business expense;

•	a payment in lieu of any accrued but unused vacation; and

•	any amount arising from his participation in, and any benefit provided under, our employee benefit plans, programs and arrangements.

If we terminate Mr. Paterson’s employment without cause or if he resigns for good reason, then in addition to the basic benefits described above, we are required to provide him with the following benefits, subject to Mr. Paterson’s execution of our customary waiver and release of claims and to his compliance with certain post-employment covenants:

•	1.5 times his base salary, payable in 18 equal monthly installments after the termination date;

•	1.5 times his annual bonus, if any, paid or payable with respect to the calendar year immediately preceding the calendar year in which the termination date occurred, payable in 18 equal monthly installments after the termination date;

•	a prorated portion of his annual bonus for the calendar year in which the termination date occurred; and

•	continued coverage for him and his eligible dependents under our employee health and welfare plans for 18 months after the termination date.

If Mr. Paterson’s employment terminates due to his death, then in addition to the basic benefits described above, we are required to provide the following benefits to his estate:

•	a lump-sum payment of his base salary; and

•	a prorated portion of his annual bonus for the calendar year in which the termination date occurred.

If we terminate Mr. Paterson’s employment due to his disability, then in addition to the basic benefits described above, we are required to provide him with a prorated portion of his annual bonus for the calendar year in which the termination date occurred.

CNC Agreements with Other Executive Officers

We have confidentiality and non-competition agreements, or “CNC agreements,” with each of our executive officers other than our chief executive officer. The CNC agreements, which have substantially identical terms, require each executive officer to comply with a perpetual confidentiality covenant as well as non-competition and non-solicitation/non-hire covenants extending for 12 months after the termination of his employment for any reason.

Under each CNC agreement, if the executive officer’s employment is terminated by either party and for any reason, we are required to provide him (or his estate) with the following benefits, subject to the executive officer’s execution of our customary waiver and release of claims and to his compliance with his obligations under the CNC agreement:

•	any unpaid base salary;

•	a payment in lieu of any accrued but unused vacation;

•	any unpaid reimbursable business expense;

•	any amount arising from his participation in, and any benefit provided under, our employee benefit plans, programs and arrangements;

•	any unpaid incentive award under our annual, performance-based incentive plan for any calendar year completed on or before the termination date;

•	a prorated portion of his incentive award under our annual, performance-based incentive plan for the calendar year in which the termination date occurred;

•	a payment equal to 180% (for Mr. Fellows) or 175% (for Messrs. Mundy, Weinhold and Kesser) of his base salary, representing the sum of his base salary and his target-level incentive award under our annual, performance-based incentive plan, payable in 12 equal monthly installments;

•	subsidized medical and dental insurance coverage for him and his eligible dependents for up to two years after the termination date, grossed up to cover applicable income taxes;

•	reimbursement of the cost of converting his group life insurance coverage to an individual policy and the premiums on the individual policy for up to two years after the termination date, grossed up to cover applicable income taxes; and

•	a contribution to his account under the Deferred Compensation Plan in an amount equal to the projected value of certain lost retirement benefits consisting of our contributions under the Retirement Savings Plan, SSRP, Deferred Compensation Plan, and ERP that we would have made if he had remained actively employed with us for two years after the termination date.

2014 Verso Incentive Plan

The 2014 VIP, our annual, performance-based incentive plan, allowed us the discretion to pay a prorated portion of a participant’s incentive award in the event that the participant’s employment terminated during the plan year because of his or her death, disability or retirement. In such event, the participant would be entitled to receive a prorated incentive award only if it is approved by the Administration Committee constituted under the 2014 VIP.

Vacation Policy

We have a vacation policy that, among other things, provides for a payment in lieu of any accrued but unused vacation upon the termination of an eligible employee’s employment under certain circumstances. Under the policy, we will provide vacation pay to a terminated employee if the termination of employment is (a) by the employee (referred to as a “voluntary” termination) and the employee gives us at least two weeks of prior notice, (b) by us (referred to as an “involuntary” termination) and occurs after at least six months of employment, or (c) due to the employee’s retirement, death or disability. Under such circumstances, a terminated employee is entitled to receive a payment equal to the daily equivalent of his or her base salary multiplied by the number of accrued but unused vacation days during the calendar year in which the termination date occurred. In addition, if the termination of employment is due to the employee’s retirement or death, we will provide special vacation pay to the employee or his or her estate in an amount equal to 4-12% of the employee’s year-to-date base salary, with the specific percentage being determined based on the number of weeks of vacation to which the employee was entitled under the policy.

Amended and Restated 2008 Incentive Award Plan

We have granted equity incentive awards consisting of restricted stock and stock options to our named executive officers under the Incentive Award Plan. The Incentive Award Plan, together with the grant notices and award agreements thereunder, contain provisions addressing the effects on the equity incentive awards of the termination of an executive officer’s employment with us and a change in control of Verso.

Termination of Employment. As a general rule, upon the termination of an executive officer’s employment, any unvested portion of the restricted stock and stock options will cease vesting and be forfeited. However, (a) if the executive officer’s employment is terminated by us without cause before or on the consummation of a change in control of Verso, or due to his death or disability, then a prorated percentage of any unvested portion of the restricted stock and stock options will vest based on the number of completed quarters that have elapsed from the grant date or the most recent vesting date, as applicable, through the termination date; and (b) if the executive officer’s employment is terminated within six months after the consummation of a change in control of Verso either by us without cause or by him by reason of an involuntary termination (a concept similar to good reason), then any unvested portion of the restricted stock and stock options will vest in full. In addition, as a general rule, any vested portion of the executive officer’s stock options may be exercised for three months after the termination of his employment. However, the exercise period will expire (a) one year after the termination date if his employment is terminated due to his death or disability, or (b) at the end of the original seven-year exercise period if his employment is terminated by reason of his retirement.

Change in Control of Verso. In the event of a change in control of Verso, unless otherwise provided by the administrator of the Incentive Award Plan in accordance with its terms, we will require that the executive officer’s restricted stock and stock options either be (a) assumed by the successor or survivor corporation or its parent or subsidiary or (b) substituted for by similar awards covering the stock of the successor or survivor corporation or its parent or subsidiary, with appropriate adjustments made to the awards.

Special Provisions for Initial Stock Option Granted to David J. Paterson. In the event of a termination of employment or change in control of Verso, the treatment of the initial stock option for 650,000 shares of common stock granted to Mr. Paterson upon the commencement of his employment with us on May 14, 2012, differs from the treatment of the restricted stock and stock options subsequently granted to him and the restricted stock and stock options granted to our other named executive officers.

As a general rule, upon the termination of Mr. Paterson’s employment, any unvested portion of his initial stock option will cease vesting and be forfeited. However, if Mr. Paterson’s employment is terminated before the consummation of a change in control of Verso either by us without cause, by him for good reason, or due to his death or disability, then a prorated percentage of any unvested portion of the stock option will vest based on the number of completed quarters that have elapsed from the grant date or the most recent vesting date, as applicable, through the termination date. In addition, as a general rule, any vested portion of Mr. Paterson’s stock option may be exercised for three months after the termination of his employment. However, the exercise period will expire (a) on the termination date if his employment is terminated by us for cause, (b) six months after the termination date if his employment is terminated by us without cause, by him for good reason, or by reason of our non-extension of the term of his employment agreement, (c) one year after the termination date if his employment is terminated due to his death or disability, or (d) at the end of the original seven-year exercise period if his employment is terminated by reason of his retirement.

In the event of a change in control of Verso, any unvested portion of Mr. Paterson’s initial stock option will vest in full immediately before the occurrence of the change in control.

Deferral of Payment of Nonqualified Deferred Compensation due to Section 409A

Any compensation or benefit payable to any of our named executive officers under his employment agreement (in the case of Mr. Paterson) or CNC agreement (in the case of Messrs. Fellows, Mundy, Weinhold and Kesser), or under any policy, plan or program in which any of our named executive officers participates, that constitutes nonqualified deferred compensation as contemplated in Section 409A of the Internal Revenue Code (and not qualifying for any exception) will be delayed for a six-month period following the termination of the executive officer’s employment if he is deemed to be a “specified employee” within the meaning of Section 409A.

Estimated Payments in Connection with Termination of Employment or Change in Control

The first four tables in this section set forth the estimated amounts of the payments and benefits to which each of our named executive officers would have become entitled if his employment had terminated under the indicated circumstances on December 31, 2014. The fifth table in this section sets forth the estimated intrinsic value that Mr. Paterson would have received in the event of a change in control of Verso on December 31, 2014, and the estimated intrinsic values that our named executive officers would have received in the event of the termination of their employment under certain circumstances on December 31, 2014, in connection with a change in control of Verso. Due to a number of factors that affect the nature and amount of the payments and benefits provided upon these events, including the time during the year of any such event, the amount of any such payment or benefit actually provided may be different from that shown in the tables.

Termination without Cause or Resignation for Good Reason

Name	Salary(1)	Bonus	Incentive Awards(2)	Termination Allowance(3)	Retirement and Insurance Benefits(4)	Accelerated Vesting of Equity Incentive Awards(5)	Total
David J. Paterson	$965,625	$—	$1,319,688	$74,279	$95,165	$271,416	$2,726,173
Lyle J. Fellows	695,353	—	253,417	386,307	504,125	101,434	1,940,636
Robert P. Mundy	643,003	—	225,970	367,430	434,091	90,755	1,761,249
Michael A. Weinhold	615,388	—	216,265	284,025	415,293	90,738	1,621,709
Peter H. Kesser	531,885	—	186,919	105,208	327,174	79,494	1,230,680

(1)	The amounts are determined by reference to the base salaries of our named executive officers as follows: Mr. Paterson—1.5 times his base salary; Mr. Fellows—180% of his base salary; and Messrs. Mundy, Weinhold and Kesser—175% of their respective base salaries.
(2)	The amounts are determined by reference to the incentive awards paid and/or payable to our named executive officers under Verso’s annual, performance-based incentive plans as follows: Mr. Paterson—1.5 times his 2013 VIP award, plus his 2014 VIP award; and Messrs. Fellows, Mundy, Weinhold and Kesser—their respective 2014 VIP awards.
(3)	The amount of the termination allowance is equal to two weeks of base salary for each full or partial year of applicable service, subject to a minimum of four weeks and a maximum of 52 weeks of base salary. Our named executive officers’ full and partial years of applicable service as of December 31, 2014, were as follows: Mr. Paterson—3 years; Mr. Fellows—34 years; Mr. Mundy—32 years; Mr. Weinhold—21 years; and Mr. Kesser—9 years.
(4)	For Mr. Paterson, the amount is the sum of our SSRP contribution for 2014, the cost of continued medical and dental insurance coverage for him and his eligible dependents, and the cost of outplacement services. For each of Messrs. Fellows, Mundy, Weinhold and Kesser, the amount is the sum of our SSRP contribution for 2014, his lost retirement benefits, the cost of continued medical and dental insurance coverage for him and his eligible dependents (grossed up to cover income taxes), the cost of life insurance conversion and coverage (grossed up to cover income taxes), and the cost of outplacement services.
(5)	The amounts are the intrinsic value to the named executive officers resulting from the accelerated vesting of a prorated percentage of any unvested portion of their equity incentive awards based on the number of completed quarters that have elapsed from the grant date or the most recent vesting date, as applicable, through the termination date. The accelerated vesting of the equity incentive awards arises when, among other things, a named executive officer’s employment is terminated by us without cause and, in the case of the initial stock option granted to Mr. Paterson, by his resignation for good reason. The intrinsic value is computed based on the $3.43 closing sale price per share of our common stock on the NYSE on December 31, 2014.

Termination due to Death

Name	Salary(1)	Bonus	Incentive Awards(2)	Termination Allowance	Retirement and Insurance Benefits(3)	Accelerated Vesting of Equity Incentive Awards(4)	Total
David J. Paterson	$643,750	$—	$527,875	$—	$1,384,595	$271,416	$2,827,636
Lyle J. Fellows	695,353	—	253,417	—	1,196,623	101,434	2,246,827
Robert P. Mundy	643,003	—	225,970	—	1,110,283	90,755	2,070,011
Michael A. Weinhold	615,388	—	216,265	—	1,063,295	90,738	1,985,686
Peter H. Kesser	531,885	—	186,919	—	855,925	79,494	1,654,223

(1)	The amounts are determined by reference to the base salaries of our named executive officers as follows: Mr. Paterson—100% of his base salary; Mr. Fellows—180% of his base salary; and Messrs. Mundy, Weinhold and Kesser—175% of their respective base salaries.
(2)	The amounts are the incentive awards payable to our named executive officers under the 2014 VIP.

(3)	For Mr. Paterson, the amount is the sum of our SSRP contribution for 2014, his special vacation pay, and his life insurance proceeds. For each of Messrs. Fellows, Mundy, Weinhold and Kesser, the amount is the sum of our SSRP contribution for 2014, his special vacation pay, his life insurance proceeds, his lost retirement benefits, and the cost of continued medical and dental insurance coverage for his eligible dependents (grossed up to cover income taxes).
(4)	The amounts are the intrinsic value to the named executive officers resulting from the accelerated vesting of a prorated percentage of any unvested portion of their equity incentive awards based on the number of completed quarters that have elapsed from the grant date or the most recent vesting date, as applicable, through the termination date. The accelerated vesting of the equity incentive awards arises when, among other things, a named executive officer’s employment is terminated upon his death. The intrinsic value is computed based on the $3.43 closing sale price per share of our common stock on the NYSE on December 31, 2014.

Termination due to Disability

Name	Salary(1)	Bonus	Incentive Awards(2)	Termination Allowance	Retirement and Insurance Benefits(3)	Accelerated Vesting of Equity Incentive Awards(4)	Total
David J. Paterson	$—	$—	$527,875	$—	$512,220	$271,416	$1,311,511
Lyle J. Fellows	695,353	—	253,417	—	949,125	101,434	1,999,329
Robert P. Mundy	643,003	—	225,970	—	879,091	90,755	1,838,819
Michael A. Weinhold	615,388	—	216,265	—	860,293	90,738	1,782,684
Peter H. Kesser	531,885	—	186,919	—	772,174	79,494	1,570,472

(1)	The amounts are determined by reference to the base salaries of our named executive officers as follows: Mr. Paterson—none; Mr. Fellows—180% of his base salary; and Messrs. Mundy, Weinhold and Kesser—175% of their respective base salaries.
(2)	The amounts are the incentive awards payable to our named executive officers under the 2014 VIP.
(3)	For Mr. Paterson, the amount is the sum of our SSRP contribution for 2014 and his disability benefits. For each of Messrs. Fellows, Mundy, Weinhold and Kesser, the amount is the sum of our SSRP contribution for 2014, his disability benefits, his lost retirement benefits, the cost of continued medical and dental insurance coverage for him and his eligible dependents (grossed up to cover income taxes), and the cost of life insurance conversion and coverage (grossed up to cover income taxes).
(4)	The amounts are the intrinsic value to the named executive officers resulting from the accelerated vesting of a prorated percentage of any unvested portion of their equity incentive awards based on the number of completed quarters that have elapsed from the grant date or the most recent vesting date, as applicable, through the termination date. The accelerated vesting of the equity incentive awards arises when, among other things, a named executive officer’s employment is terminated upon his disability. The intrinsic value is computed based on the $3.43 closing sale price per share of our common stock on the NYSE on December 31, 2014.

Termination for Any Other Reason

Name	Salary(1)	Bonus	Incentive Awards(2)	Termination Allowance	Retirement and Insurance Benefits(3)	Accelerated Vesting of Equity Incentive Awards	Total
David J. Paterson	$—	$—	$527,875	$—	$32,220	$—	$560,095
Lyle J. Fellows	695,353	—	253,417	—	469,125	—	1,417,895
Robert P. Mundy	643,003	—	225,970	—	399,091	—	1,268,064
Michael A. Weinhold	615,388	—	216,265	—	380,293	—	1,211,946
Peter H. Kesser	531,885	—	186,919	—	292,174	—	1,010,978

(1)	The amounts are determined by reference to the base salaries of the named executive officers as follows: Mr. Paterson—none; Mr. Fellows—180% of his base salary; and Messrs. Mundy, Weinhold and Kesser—175% of their respective base salaries.

(2)	The amounts are the incentive awards payable to the named executive officers under the 2013 VIP.
(3)	For Mr. Paterson, the amount is our SSRP contribution for 2014. For each of Messrs. Fellows, Mundy, Weinhold and Kesser, the amount is the sum of our SSRP contribution for 2014, his lost retirement benefits, the cost of continued medical and dental insurance coverage for him and his eligible dependents (grossed up to cover income taxes), and the cost of life insurance conversion and coverage (grossed up to cover income taxes). In addition, if Mr. Fellows or Mr. Mundy had retired on December 31, 2014, he would have been entitled to receive special vacation pay under our vacation policy in the amount of $46,357 or $44,092, respectively, which is not reflected in the table.

Change in Control

Our named executive officers, with one exception, will not receive any benefit solely upon the occurrence of a change in control of Verso. The single exception is that upon a change in control the unvested portion of Mr. Paterson’s initial stock option for 650,000 shares of common stock that we granted to him upon the commencement of his employment on May 14, 2012, will vest immediately.

If, in addition to a change in control of Verso, a named executive officer’s employment with us is terminated under certain circumstances, the vesting of any unvested portion of the equity incentive awards that we have granted to him may be affected. If the executive officer’s employment is terminated by us without cause upon the consummation of the change in control, then a prorated percentage of any unvested portion of his equity incentive awards will vest based on the number of completed quarters that have elapsed from the grant date or the most recent vesting date, as applicable, through the termination date. If the executive officer’s employment is terminated within six months after the consummation of the change in control either by us without cause or by him by reason of an involuntary termination (a concept similar to good reason), then any unvested portion of his equity incentive awards will vest in full.

The following table sets forth the intrinsic values arising from the accelerated vesting of our named executive officers’ equity incentive awards in the event of (a) a change in control of Verso occurring on December 31, 2014, (b) the termination of their employment under the circumstances described above on December 31, 2014, following a change in control of Verso that occurred within the prior six months, and (c) the termination of their employment under the circumstances described above and a change in control of Verso both occurring on December 31, 2014. The intrinsic value is computed based on the $3.43 closing sale price per share of our common stock on the NYSE on December 31, 2014.

	Accelerated Vesting of Equity Incentive Awards
		Termination of Employment Under Certain Circumstances On December 31, 2014, with Change in Control of Verso
Name	Change in Control of Verso On December 31, 2014	Within Prior Six Months	On December 31, 2014
David J. Paterson	$383,502	$743,574	$271,416
Lyle J. Fellows	—	391,468	101,434
Robert P. Mundy	—	356,508	90,755
Michael A. Weinhold	—	352,540	90,738
Peter H. Kesser	—	311,872	79,494

DIRECTOR COMPENSATION

Elements of Director Compensation

We pay the following annual cash compensation to our non-employee directors:

•	$55,000 to each director for serving on the board of directors;

•	$5,000 to the chair of our Audit Committee;

•	$5,000 to the chair of our Compensation Committee;

•	$2,000 to each director for each board of directors meeting attended in person or by telephone; and

•	$1,000 to each committee member for each committee meeting attended in person or by telephone.

We also grant to each non-employee director an annual restricted stock award with a fair market value of $20,000 on the grant date and which vests in three equal annual installments. In addition, we reimburse each non-employee director for his reasonable, out-of-pocket expenses incurred to attend meetings of the board of directors and its committees.

The compensation paid and provided to Mr. Paterson, who also is our President and Chief Executive Officer, is described in “Executive Compensation.” He is not entitled to receive any additional compensation for his service as a director of Verso.

2014 Director Compensation

The following table shows the compensation that we paid and provided to our non-employee directors for their services in 2014.

Name	Cash Fees	Restricted Stock(1)	Total
Robert M. Amen(2)	$—	$—	$—
Michael E. Ducey	78,000	20,000	98,000
Thomas Gutierrez	68,000	20,000	88,000
Scott M. Kleinman	75,000	20,000	95,000
David W. Oskin	75,000	20,000	95,000
Eric L. Press	67,000	20,000	87,000
L.H. Puckett, Jr.	69,000	20,000	89,000
Reed B. Rayman(3)	68,000	20,000	88,000
David B. Sambur	68,000	20,000	88,000
Jordan C. Zaken(3)	2,000	—	2,000

(1)	On April 1, 2014, we granted to each non-employee director then serving in such capacity an equity incentive award of 6,514 shares of restricted stock, which had an aggregate value of approximately $20,000 based on the $3.07 closing sale price per share of our common stock on the NYSE on the grant date.
(2)	Mr. Amen was first elected a director of Verso on January 7, 2015, and thus did not receive any director compensation from Verso for 2014.
(3)	On March 19, 2014, Mr. Zaken resigned as a director of Verso and a member of the Compensation Committee. On the same date, the board of directors filled the resulting vacancies by electing Reed B. Rayman to serve as a director of Verso and a member of the Compensation Committee.

Outstanding Equity Incentive Awards at Fiscal Year-End

The following table provides information about the equity incentive awards held by our non-employee directors as of December 31, 2014.

Name	Restricted Stock	Stock Options	Partnership Units(1)
Robert M. Amen(2)	—	—	—
Michael E. Ducey	38,683	—	—
Thomas Gutierrez	38,683	15,200	—
Scott M. Kleinman	38,683	—	23,190
David W. Oskin	38,683	—	—
Eric L. Press	38,683	15,200	—
L.H. Puckett, Jr.	38,683	—	—
Reed B. Rayman	6,514	—	—
David B. Sambur	38,683	—	23,187

(1)	The units represent limited partner interests in Verso Paper Management LP, our largest stockholder, and may be exchanged for an equal number of shares of our common stock owned by Verso Paper Management LP.
(2)	Mr. Amen was first elected a director of Verso on January 7, 2015, and has not yet received any equity incentive awards as director compensation from Verso.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management

Verso Paper Holdings LLC is an indirect, wholly-owned subsidiary of Verso. The following table provides information about the beneficial ownership of the common stock of Verso as of March 31, 2015, by each of our directors and named executive officers (including Robert P. Mundy, who resigned effective June 30, 2015), all of our directors and executive officers as a group, and each person known to our management to be the beneficial owner of more than 5% of the outstanding shares of the common stock of Verso. As of March 31, 2015, there were 81,643,376 outstanding shares of Verso common stock, par value $0.01 per share, and Verso Paper Holdings LLC had one outstanding limited liability company interest.

Name of Beneficial Owner	Shares Beneficially Owned(1)	Percentage of Shares Outstanding(1)
Directors and Named Executive Officers:
David J. Paterson(2,3,4)	765,425	*
Lyle J. Fellows(2,3,4)	450,945	*
Robert P. Mundy(2,3,4)	458,485	*
Michael A. Weinhold(2,3,4)	459,560	*
Peter H. Kesser(2,3,4,5)	401,643	*
Robert M. Amen(2)	3,573	*
Michael E. Ducey(2,3)	81,873	*
Thomas Gutierrez(2,3,4)	53,883	*
Scott M. Kleinman(2,3,6,7)	61,873	*
David W. Oskin(2,3)	61,873	*
Eric L. Press(2,3,4,7)	53,883	*
L.H. Puckett, Jr.(2,3)	219,871	*
Reed B. Rayman(2,3,7)	6,514	*
David B. Sambur(2,3,6,7)	61,870	*
All Directors and Executive Officers as a group (16 persons)(3,4,5,6,7)	3,549,989	4.2%
Other Stockholders:
Verso Paper Management LP(8)	36,123,998	44.2%

*	Less than 1% of the outstanding shares of our common stock.
(1)	“Beneficial ownership” is determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended. The number and percentage of shares of common stock beneficially owned by each person listed in the table is determined based on the shares of common stock that such person beneficially owned as of March 31, 2015, or that such person has the right to acquire within 60 days thereafter. The number of outstanding shares used as the denominator in calculating the percentage ownership of each person is the sum of 81,643,376 shares of common stock (which is the number of shares of common stock outstanding as of March 31, 2015) and the number of shares of common stock that such person has the right to acquire as of March 31, 2015, or within 60 days thereafter. Each person has sole voting power and sole investment power over the shares of common stock that the person beneficially owns, unless otherwise indicated.
(2)	The address of Messrs. Paterson, Fellows, Mundy, Weinhold, Kesser, Amen, Ducey, Gutierrez, Oskin and Puckett is c/o Verso Corporation, 6775 Lenox Center Court, Suite 400, Memphis, Tennessee 38115-4436. The address of Messrs. Kleinman, Press, Rayman and Sambur is c/o Apollo Global Management, LLC, 9 West 57th Street, 43rd Floor, New York, New York 10019.
(3)	The number of shares beneficially owned includes restricted shares of common stock granted to the following persons that are not vested as of March 31, 2015: Mr. Paterson—30,881 shares; Mr. Fellows—16,267 shares; Mr. Mundy—14,722 shares; Mr. Weinhold—14,713 shares; Mr. Kesser—14,346 shares; Mr. Ducey—11,683 shares; Mr. Gutierrez—11,683 shares; Mr. Kleinman—11,683 shares; Mr. Oskin—11,683 shares; Mr. Press—11,683 shares; Mr. Puckett—11,683 shares; Mr. Rayman—6,514 shares; Mr. Sambur—11,683 shares; and all directors and executive officers as a group—195,651 shares.

(4)	The number of shares beneficially owned includes shares of common stock that the following persons have the right to acquire as of March 31, 2015, or within 60 days thereafter by exercising stock options: Mr. Paterson—714,998 shares; Mr. Fellows—265,665 shares; Mr. Mundy—235,781 shares; Mr. Weinhold—236,789 shares; Mr. Kesser—199,583 shares; Mr. Gutierrez—15,200 shares; Mr. Press—15,200 shares; and all directors and executive officers as a group –1,932,191 shares.
(5)	The number of shares beneficially owned by Mr. Kesser includes 7,400 shares of common stock owned by his wife.
(6)	The number of shares beneficially owned includes shares of common stock owned by Verso Paper Management LP, which the following persons, as limited partners of Verso Paper Management LP, have the right to acquire as of March 31, 2015, by exchanging units representing limited partner interests in Verso Paper Management LP: Mr. Kleinman—23,190 shares; Mr. Sambur—23,187 shares; and all directors and executive officers as a group—46,377 shares.
(7)	Messrs. Kleinman, Press, Rayman and Sambur are associated with Apollo Management VI, L.P., and its affiliated investment managers. The number and percentage of shares shown does not include any shares beneficially owned by Apollo Management VI, L.P., or any of its affiliates, including shares held of record by Verso Paper Management LP. Messrs. Kleinman, Press, Rayman and Sambur expressly disclaim beneficial ownership of the shares owned by Verso Paper Management LP, except to the extent of any pecuniary interest therein.
(8)	All of the shares of common stock shown as beneficially owned by Verso Paper Management LP are held of record by Verso Paper Management LP. Verso Paper Investments LP is the general partner of Verso Paper Management LP. Verso Paper Investments Management LLC is the general partner of Verso Paper Investments LP. CMP Apollo LLC is the sole and managing member of Verso Paper Investments Management LLC. Apollo Management VI, L.P., or “Management VI,” is the sole and managing member of CMP Apollo LLC. AIF VI Management, LLC, or “AIF VI LLC,” is the general partner of Management VI. Apollo Management, L.P., or “Apollo,” is the sole member and manager of AIF VI LLC. Apollo Management GP, LLC, or “Apollo Management GP,” is the general partner of Apollo. Apollo Management Holdings, L.P., or “AMH,” is the sole member and manager of Apollo Management GP. Apollo Management Holdings GP, LLC, or “AMH GP,” is the general partner of AMH. Leon Black, Joshua Harris and Marc Rowan are the managers, as well as executive officers, of AMH GP, and as such may be deemed to have voting and dispositive control of the shares of common stock held by Verso Paper Management LP. Verso Paper Investments LP, Verso Paper Investments Management LLC, CMP Apollo LLC, Management VI, AIF VI LLC, Apollo, Apollo Management GP, AMH, AMH GP and Messrs. Black, Harris and Rowan each disclaims beneficial ownership of the shares held by Verso Paper Management LP, except to the extent of any pecuniary interest therein. The address of Verso Paper Management LP, Verso Paper Investments LP, Verso Paper Investments Management LLC, CMP Apollo LLC, Management VI, AIF VI LLC, Apollo, Apollo Management GP, AMH, AMH GP, and Messrs. Black, Harris and Rowan is c/o Apollo Management VI, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019.

TRANSACTIONS WITH RELATED PERSONS

We have not conducted any reportable transactions with related persons since January 1, 2012. The following discussion describes agreements with related persons entered into prior to January 1, 2012, which remain in effect.

Apollo Management V, L.P., and Apollo Management VI, L.P.

Verso Paper Investments LP and Verso Paper LLC are parties to a management agreement with Apollo Management V, L.P., and Apollo Management VI, L.P., or collectively for purposes of the agreement, “Apollo.” Under the agreement, which expires on August 1, 2018, Apollo has the right to act as our financial advisor or investment banker for any merger, acquisition, disposition, financing or similar transaction that we may conduct, if we decide that we need to engage someone to fill such a role, in return for fees to be mutually agreed upon by the parties. If we conduct one of these kinds of transactions but are not able to come to an agreement with Apollo to serve in such role, we are required to pay Apollo a fee equal to 1% of the aggregate enterprise value of the transaction. We also are required to indemnify Apollo and its affiliates and their directors, officers and representatives for any losses that they may incur relating to the performance of services under the agreement.

Verso Quinnesec Renewable Energy Project

On December 29, 2010, Verso Quinnesec REP LLC, our indirect, wholly-owned subsidiary, entered into a financing transaction with the Investment Fund, a consolidated variable interest entity (see Note 18 to our audited consolidated financial statements included elsewhere in this prospectus). Under this arrangement, we loaned $23 million to our parent company, Verso Finance Holdings, at an interest rate of 6.5% per year and with a maturity of December 29, 2040, and Verso Finance Holdings, in turn, loaned the funds on similar terms to the Investment Fund. The Investment Fund then contributed the loan proceeds to certain community development entities, which, in turn, loaned the funds on similar terms to Verso Quinnesec REP LLC as partial financing for the renewable energy project at our mill in Quinnesec, Michigan. As of December 31, 2014, 2013, and 2012 we had a $23 million long-term receivable due from Verso Finance Holdings, representing these funds and immaterial accrued interest receivable, while the Investment Fund had an outstanding loan of $23 million due to Verso Finance Holdings and immaterial accrued interest payable. In addition, for each of the years ended December 31, 2014, 2013 and 2012, we recognized interest income from Verso Finance Holdings of $2 million and the Investment Fund recognized interest expense to Verso Finance Holdings of $2 million.

Verso Paper Corp.

As of December 31, 2012, Verso, our indirect parent, forgave $1 million of advances to us made during prior years, which was treated as a capital contribution from a parent. As of December 31, 2011, we had $1 million in current payables due to Verso.

Verso Paper Management LP

Between 2006 and 2008, certain of our executive officers, senior management and directors purchased or received as compensation units representing limited partnership interests in Verso Paper Management LP, which was our sole stockholder at that time. The limited partnership agreement of Verso Paper Management LP grants to each unit holder the right, subject to certain conditions, to require that Verso Paper Management LP exchange all or a portion of the holder’s vested units for an equal number of shares of common stock of Verso owned by Verso Paper Management LP. The ability to exercise the exchange right is subject to transfer restrictions and repurchase rights. As of January 1, 2012, our named executive officers no longer owned any units in Verso Paper Management LP, having previously exchanged all of their vested units for shares of our common stock. In 2012, three of our non-employee directors exchanged their vested units for shares of our common stock as described in “Director Compensation.”

Verso Paper Investments LP is the general partner of Verso Paper Management LP. Under a registration rights agreement, we are required to register the shares of common stock beneficially owned or subsequently acquired by Verso Paper Investments LP, the individual limited partners of Verso Paper Management LP who acquire such shares from Verso Paper Management LP, and their affiliates, at Verso Paper Investments LP’s request. We also are required to include such shares of common stock in any other registration statement (except in connection with an employee benefit plan or acquisition) that we may file.

DESCRIPTION OF OTHER INDEBTEDNESS

ABL Facility

On May 4, 2012, we entered into the ABL Facility, which provides borrowing availability equal to the lesser of (a) $150 million or (b) the borrowing base described below. The ABL Facility has a five-year term.

In addition, we may request one or more incremental revolving commitments in an aggregate principal amount up to the greater of (a) $100 million and (b) the excess of the borrowing base over the amount of the then-effective commitments under the ABL Facility.

The borrowing base will be, at any time of determination, an amount (net of reserves) equal to the sum of

•	85% of the amount of eligible accounts, plus

•	the lesser of (i) 80% of the net book value of eligible inventory and (ii) 85% of the net orderly liquidation value of eligible inventory.

The ABL Facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as swingline loans.

The borrowings under the ABL Facility bear interest at a rate equal to an applicable margin plus, as determined at our option, either (a) a base rate (the “ABR Rate”) determined by reference to the highest of (1) the U.S. federal funds rate plus 0.50%, (2) the prime rate of Citibank, N.A. or one of its affiliates, as administrative agent, and (3) the adjusted LIBOR for a one-month interest period plus 1.00%, and (b) a eurocurrency rate (“LIBOR”) determined by reference to the costs of funds for eurocurrency deposits in dollars in the London interbank market for the interest period relevant to such borrowing adjusted for certain additional costs. The initial applicable margin for LIBO rate borrowings under the ABL Facility was 2.00%. From and after the date of delivery of our financial statements covering a period of at least three full months after the effective date of the ABL Facility, the applicable margin for such borrowings is adjusted monthly depending on the availability under the ABL Facility. As of March 31, 2015, the applicable margin for advances under the ABL Facility was 1.25% for base rate advances and 2.25% for LIBOR advances.

In addition to paying interest on outstanding principal under the ABL Facility, we are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate equal to 0.375% or 0.500%, based on the average daily utilization under the ABL Facility. We also pay a customary letter of credit fee, including a fronting fee of 0.250% per annum of the stated amount of each outstanding letter of credit, and customary agency fees.

We may voluntarily repay outstanding loans under the ABL Facility at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency loans.

The ABL Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to:

•	sell assets;

•	incur additional indebtedness;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase our capital stock;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale/leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing our indebtedness;

•	amend our organizational documents;

•	change the business conducted by us and our subsidiaries; and

•	enter into agreements that restrict dividends from subsidiaries.

In addition, the ABL Facility requires us to maintain a minimum fixed charge coverage ratio at any time when the average availability is less than the greater of (a) 10% of the lesser of (i) the borrowing base at such time and (ii) the aggregate amount of revolving facility commitments at such time, or (b) $10 million. In that event, we must satisfy a minimum fixed charge coverage ratio of 1.0 to 1.0. The ABL Facility also contains certain other customary affirmative covenants and events of default. As of March 31, 2015, the fixed charge coverage ratio requirement was not in effect, and we were in compliance with our covenants.

All obligations under the ABL Facility are unconditionally guaranteed by Verso Finance Holdings and each of Verso Holdings’ existing and future direct and indirect wholly-owned domestic subsidiaries which are not unrestricted subsidiaries, controlled foreign corporation holding companies or designated immaterial subsidiaries; provided, however, that NewPage Investment Company LLC and its subsidiaries will not guarantee the obligations under the ABL Facility. The guarantees of those obligations are secured by substantially all of our assets and those of each domestic guarantor, including a pledge of our capital stock, capital stock of the subsidiary guarantors and 65% of the capital stock of domestic subsidiaries that are controlled foreign corporation holding companies and the first-tier foreign subsidiaries that are not subsidiary guarantors. Such security interest consists of a first-priority lien with respect to the ABL Priority Collateral and a second-priority lien with respect to the Notes Priority Collateral (each as defined in the Senior Secured Notes Indenture (as defined below).

As of March 31, 2015, the ABL Facility had $47 million outstanding, $39 million in letters of credit issued and $32 million available for future borrowings.

Cash Flow Facility

On May 4, 2012, we entered into a new $50 million Cash Flow Facility. The Cash Flow Facility has a five-year term.

In addition, we may request one or more incremental revolving commitments in an aggregate principal amount up to $25 million.

The Cash Flow Facility includes borrowing capacity available for letters of credit.

The borrowings under the Cash Flow Facility bear interest at a rate equal to an applicable margin plus, as determined at our option, either (a) a base rate (the “ABR Rate”) determined by reference to the highest of (1) the U.S. federal funds rate plus 0.50%, (2) the prime rate of Credit Suisse, AG, as administrative agent, and (3) the adjusted LIBOR for a one-month interest period plus 1.00%, and (b) a LIBOR determined by reference to the costs of funds for eurocurrency deposits in dollars in the London interbank market for the interest period relevant to such borrowing adjusted for certain additional costs. From and after the date of delivery of our financial statements covering a period of at least three full months after the effective date of the Cash Flow Facility, the applicable margin for such borrowings will be adjusted quarterly depending on the total net first-lien leverage ratio under the Cash Flow Facility. As of March 31, 2015, the applicable margin was 3.75% for base rate advances and 4.75% for LIBOR advances.

In addition to paying interest on outstanding principal under the Cash Flow Facility, we are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at an initial rate equal to 0.625% per annum. We also pay a customary letter of credit fee, including a fronting fee of 0.250% per annum of the stated amount of each outstanding letter of credit, and customary agency fees.

We may voluntarily repay outstanding loans under the Cash Flow Facility at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency loans.

The Cash Flow Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, our ability, and the ability of our subsidiaries, to:

•	sell assets;

•	incur additional indebtedness;

•	repay other indebtedness;

•	pay dividends and distributions or repurchase our capital stock;

•	create liens on assets;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	engage in mergers or consolidations;

•	enter into sale/leaseback transactions;

•	engage in certain transactions with affiliates;

•	amend certain material agreements governing our indebtedness;

•	amend our organizational documents;

•	change the business conducted by us and our subsidiaries; and

•	enter into agreements that restrict dividends from subsidiaries.

In addition, the Cash Flow Facility requires us to maintain a maximum total net first-lien leverage ratio at any time when there are revolving loans or letters of credit outstanding. In that event, we must maintain a total net first-lien leverage ratio of not more than 3.50 to 1.00. The Cash Flow Facility also contains certain other customary affirmative covenants and events of default. As of March 31, 2015, we are in compliance with our covenants.

All obligations under the Cash Flow Facility are unconditionally guaranteed by Verso Finance Holdings and each of Verso Holdings’ existing and future direct and indirect wholly-owned domestic subsidiaries which are not unrestricted subsidiaries, controlled foreign corporation holding companies or designated immaterial subsidiaries; provided, however, that NewPage Investment Company LLC and its subsidiaries will not guarantee the obligations under the Cash Flow Facility. The guarantees of those obligations are secured by substantially all of our assets and those of each domestic guarantor, including a pledge of our capital stock, capital stock of the subsidiary guarantors and 65% of the capital stock of domestic subsidiaries that are controlled foreign corporation holding companies and the first-tier foreign subsidiaries that are not subsidiary guarantors, in each case subject to exceptions. Such security interest consists of a first-priority lien, pari passu with the First Lien Notes, with respect to the Notes Priority Collateral and a second-priority lien with respect to the ABL Priority Collateral (each as defined in the Senior Secured Notes Indenture).

As of March 31, 2015, the Cash Flow Facility had $47 million outstanding, no letters of credit issued and $3 million available for future borrowing.

Amendments to ABL Facility and Cash Flow Facility in Contemplation with the NewPage Acquisition

On January 3, 2014 Verso Holdings entered into amendments to the ABL Facility and the Cash Flow Facility (the “Credit Agreement Amendments”). Under the Credit Agreement Amendments, (a) the lenders under each of the ABL Facility and Cash Flow Facility consented to the NewPage acquisition and the other transactions contemplated by the Merger Agreement, including the incurrence of certain indebtedness in connection therewith, (b) the lenders consented to amendments to allow the sale and/or financing of certain non-core assets, and (c) the parties agreed to amend the ABL Facility and the Cash Flow Facility to allow for certain other transactions upon the consummation of the NewPage acquisition and the other transactions contemplated by the Merger Agreement. The pricing terms, maturities and commitments under the ABL Facility and the Cash Flow Facility remain unchanged.

11.75% Senior Secured Notes due 2019

As of March 31, 2015, the Issuers had approximately $418 million aggregate principal amount of their First Lien Notes outstanding.

Interest is payable semi-annually on the First Lien Notes. All of the First Lien Notes are guaranteed by Verso Holdings’ direct and indirect restricted subsidiaries (other than Verso Paper Inc., Bucksport Leasing LLC and Verso Quinnesec REP LLC) that are wholly-owned domestic subsidiaries on the issue date and that guarantee indebtedness under our ABL Facility and the Cash Flow Facility. The First Lien Notes will mature on January 15, 2019.

The indenture governing the Issuers’ First Lien Notes (the “Senior Secured Notes Indenture”) contains various covenants which limit the ability of Verso Holdings and its subsidiaries to, among other things, incur additional indebtedness; pay dividends or make other distributions or repurchase or redeem stock; make investments; sell assets, including capital stock of restricted subsidiaries; enter into agreements restricting subsidiaries’ ability to pay dividends; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; enter into transactions with affiliates; and incur liens. Subject to certain exceptions, the Senior Secured Notes Indenture permits the Issuers and their restricted subsidiaries to incur additional indebtedness, including secured indebtedness. As of March 31, 2015, the Issuers were in compliance with all such covenants.

New First Lien Notes

On January 7, 2015 the Issuers issued $650 million aggregate principal amount of their New First Lien Notes. The New First Lien Notes are non-redeemable (except with a make-whole premium) for one year from their date of issuance and otherwise have terms substantially similar to the First Lien Notes.

Interest is payable semi-annually on the First Lien Notes. All of the First Lien Notes are guaranteed by NewPage Holdings Inc., Verso Paper Inc., Verso Paper LLC and all of the domestic wholly owned operating subsidiaries of Verso Paper LLC, except Bucksport Leasing LLC, Verso Quinnesec REP LLC, Verso Maine Power Holdings LLC and Verso Androscoggin Power LLC and that guarantee indebtedness under our ABL Facility and the Cash Flow Facility. The First Lien Notes will mature on January 15, 2019.

The New First Lien Notes Indenture contains covenants that limit each Issuer’s ability to, among other things, incur additional indebtedness; pay dividends or make other distributions in respect of or repurchase or redeem its capital stock; prepay, redeem or repurchase its subordinated indebtedness; make investments; sell assets; incur certain liens; enter into agreements restricting its subsidiaries’ ability to pay dividends; enter into transactions with affiliates; and consolidate, merge or sell all or substantially all of its assets. In addition, the New First Lien Notes Indenture contains covenants that limit each Issuer’s ability to amend or otherwise alter the Shared Services Agreement and require the Issuers to cause the subsidiaries of NewPage Investment Company LLC to make certain distributions to the Issuers. These covenants are subject to a number of important exceptions and qualifications, as described in the New First Lien Notes Indenture, and certain covenants will not apply at any time when the Notes are rated investment grade by both rating agencies and no default under the New First Lien Notes Indenture has occurred and is continuing. The New First Lien Notes Indenture also provides for events of default, which, if any of them occurs, would permit or require the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately.

11.75% Secured Notes due 2019

As of March 31, 2015, the Issuers’ had approximately $272 million aggregate principal amount of Secured Notes outstanding.

Interest is payable semi-annually on the Secured Notes. All of the Secured Notes are guaranteed by the same subsidiaries that guarantee the Issuers’ First Lien Notes.

All of the Secured Notes are secured by security interests in the same Collateral that secure the First Lien Notes and its guarantees. Such security interests will rank junior in priority to the security interests that secure the First Lien Notes, the New First Lien Notes and the related guarantees, as well as the security interests that secure the ABL Facility and the Cash Flow Facility.

The indenture governing the Issuers’ Secured Notes, (the “Secured Notes Indenture”) contains various covenants which limit the ability of Verso Holdings and its subsidiaries to, among other things, incur additional indebtedness; pay dividends or make other distributions or repurchase or redeem the stock; make investments; sell assets, including capital stock of restricted subsidiaries; enter into agreements restricting subsidiaries’ ability to pay dividends; consolidate, merge, sell or otherwise dispose of all or substantially all of their assets; enter into transactions with affiliates; and incur liens. Subject to certain exceptions, the Secured Notes Indenture will permit the Issuers and their restricted subsidiaries to incur additional indebtedness, including secured indebtedness. As of March 31, 2015, the Issuers were in compliance with all such covenants.

Second Priority Senior Secured Notes and Senior Subordinated Notes

As of March 31, 2015, we had:

•	$97 million of Old Second Lien Notes; and

•	$41 million of Old Subordinated Notes.

Interest is payable semi-annually on these notes. All of the above notes are guaranteed by the same subsidiaries that will guarantee the exchange notes other than NewPage.

As of August 1, 2014, the Old Second Lien Notes and Old Subordinated Notes were amended by supplemental indentures so as to (a) eliminate or waive substantially all of the restrictive covenants contained in the indenture governing such notes, (b) eliminate certain events of default, (c) modify covenants regarding mergers and consolidations, and (d) modify or eliminate certain other provisions, including, in some cases, certain provisions relating to defeasance, contained in such indenture and such notes. In addition, as of August 1, 2014, the Old Second Lien Notes were no longer secured by any collateral.

Verso Quinnesec REP LLC

On December 29, 2010, our wholly-owned subsidiary, Verso Quinnesec REP LLC, entered into a financing transaction with the Chase NMTC Verso Investment Fund LLC (the “Investment Fund”), a consolidated variable interest entity. Under this arrangement, Verso Holdings loaned $23 million to Verso Finance Holdings, which funds were invested in the $23 million aggregate principal amount of a 6.5% loan due December 31, 2040, issued by the Investment Fund. The Investment Fund then contributed the loan proceeds to certain Community Development Entities, or “CDEs,” who, in turn, loaned the funds on similar terms to Verso Quinnesec REP LLC as partial financing for the renewable energy project at our mill in Quinnesec, Michigan. As of March 31, 2015, Verso Holdings had a $23 million long-term receivable due from Verso Finance Holdings, representing these funds and negligible accrued interest receivable, while the Investment Fund had an outstanding loan of $23 million due to Verso Finance Holdings and immaterial accrued interest payable. In addition, for the year ended December 31, 2014, Verso Holdings recognized immaterial interest income from Verso Finance Holdings and the Investment Fund recognized immaterial interest expense to Verso Finance Holdings.

NewPage Term Loan Facility

General

On February 11, 2014, NewPage Corporation entered into the NewPage Term Loan Facility which provided a senior secured term loan facility in an aggregate principal amount of $750 million with a maturity of seven years. As of March 31, 2015, the NewPage Term Loan Facility had approximately $734 million outstanding.

In addition, NewPage Corporation may request one or more incremental term loan facilities in an aggregate amount of up to the sum of (x) $100 million plus (y) such additional amount so long as, (i) in the case of loans under additional credit facilities with liens that rank pari passu with the liens on the collateral securing the NewPage Term Loan Facility, a consolidated net first lien senior secured leverage ratio of NewPage Corporation and its restricted subsidiaries, referred to collectively as the “NewPage Entities,” would be no greater than 2.50 to 1.00 and (ii) in the case of loans under additional credit facilities with liens that rank junior to the liens on the collateral securing the NewPage Term Loan Facility, a consolidated total net secured leverage ratio (excluding debt outstanding under the NewPage ABL Facility) of the NewPage Entities would be no greater than 3.00 to 1.00, subject to certain conditions and receipt of commitments by existing or additional lenders.

Proceeds of the NewPage Term Loan Facility were used to repay NewPage’s former $500 million term loan facility and to pay the recapitalization dividend to NewPage’s stockholders.

Interest Rates

Borrowings under the NewPage Term Loan Facility bear interest at a rate equal to, at NewPage Corporation’s option, either (a) a LIBOR rate (subject to a LIBOR floor of 1.25%) plus a margin of 8.25% for the interest period relevant to such borrowing, adjusted for certain additional costs or (b) a base rate determined by reference to the highest of (i) the federal funds rate plus 0.50%, (ii) the prime rate of Credit Suisse AG and (iii) the one-month adjusted LIBOR rate plus 1.00%, in each case of (i), (ii) and (iii) plus a margin of 7.25%.

Amortization and Prepayments

The NewPage Term Loan Facility requires no amortization payments until the eighteen month anniversary of the closing date, and will thereafter require quarterly amortization payments, in an amount equal to (i) 1.25% per quarter until the three year anniversary of the closing date, (ii) 1.875% per quarter until the four year anniversary of the closing date, and (ii) 2.50% per quarter until the maturity date, with the balance due on the maturity date.

The NewPage Term Loan Facility is subject to mandatory prepayments in amounts equal to

•	100% of the net cash proceeds of indebtedness by the NewPage Entities (other than indebtedness permitted under the NewPage Term Loan Facility);

•	100% of the net cash proceeds of any non-ordinary course sale or other disposition of assets by the NewPage Entities (including as a result of casualty or condemnation) (with customary exceptions, thresholds, and reinvestment rights of up to 12 months or 18 months if contractually committed to within 12 months); and

•	75% of “excess cash flow” for each fiscal year beginning with the fiscal year ending December 31, 2015, subject to possible step-downs based on total net first lien leverage ratio thresholds.

NewPage Corporation has the right to prepay loans under the NewPage Term Loan Facility at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR rate loans, subject, however, to a prepayment premium for optional prepayments of the NewPage Term Loan Facility with a new or replacement term loan facility with an “effective” interest rate less than that applicable to the NewPage Term Loan Facility equal to (i) 3.00% if prepaid prior to the first anniversary of the closing date, (ii) 2.00% if prepaid on or after the first anniversary of the closing date and prior to the second anniversary of the closing date and (iii) 1.00% if prepaid on or after the second anniversary of the closing date and prior to the third anniversary of the closing date.

Collateral and Guarantors

The NewPage Term Loan Facility is fully and unconditionally guaranteed on a joint and several basis by all of NewPage Corporation’s existing and future direct and indirect wholly owned material domestic restricted subsidiaries, subject to certain exceptions, and by NewPage Investment Company LLC (“Holdings”), NewPage Corporation’s direct parent (collectively, the “Guarantors”). Amounts outstanding under the NewPage Term Loan Facility are secured by substantially all of the assets of NewPage Corporation and the Guarantors, subject to certain exceptions. The security interest with respect to the NewPage Term Loan Facility consists of a first-priority lien with respect to all collateral other than the ABL Priority Collateral (as defined below) (the “NewPage Term Loan Priority Collateral”) and a second-priority lien with respect to the ABL Priority Collateral (as defined below).

Restrictive Covenants and Other Matters

The NewPage Term Loan Facility requires NewPage Corporation to maintain a maximum total net leverage ratio on the last day of any fiscal quarter when loans are outstanding under the NewPage Term Loan Facility. The initial maximum total net leverage ratio threshold is 4.10 to 1.00 through the fiscal quarter ending September 30, 2014, stepping down every year thereafter to a maximum total net leverage ratio threshold of 3.50 to 1.00 for the fiscal quarter ending December 31, 2019 and thereafter.

The NewPage Term Loan Facility contains certain additional covenants that, among other things, and subject to certain exceptions, restrict NewPage Corporation’s and its restricted subsidiaries’ ability to incur additional debt or liens, pay dividends, repurchase common stock, prepay other indebtedness, sell, transfer, lease, or dispose of assets and make investments in or merge with another company. The NewPage Term Loan Facility also contains covenants applicable to Holdings that, among other things, and subject to certain exceptions, limit Holdings’ ability to incur additional debt or liens and require Holdings to continue to directly own 100% of the equity interests of NewPage Corporation. The negative covenants in the NewPage Term Loan Facility contain carve-outs to allow payments pursuant to the Shared Services Agreement and the distribution of certain other amounts to Verso and its subsidiaries.

The NewPage Term Loan Facility provides for customary events of default, including a cross-event of default provision in respect of any other existing debt instruments having an aggregate principal amount exceeding $50 million, subject to applicable threshold, notice and grace period provisions. If an event of default occurs, the lenders under the NewPage Term Loan Facility are entitled to accelerate the advances made thereunder and exercise rights against the collateral.

NewPage ABL Facility

General

On February 11, 2014, NewPage Corporation entered into the NewPage ABL Facility which provides a senior secured asset-based revolving facility in an aggregate principal amount of $350 million with a maturity of five years, including both a letter of credit sub-facility and a swingline loan sub-facility. As of March 31, 2015, the NewPage ABL Facility had $145 million outstanding, with $38 million letters of credit outstanding and $155 million available for future borrowing.

In addition, NewPage Corporation may request one or more increases in commitments in an aggregate amount of up to the greater of (x) $200 million and (y) the excess of the borrowing base over the amount of the then-effective commitments under the NewPage ABL Facility.

All borrowings under the NewPage ABL Facility are subject to the satisfaction of customary conditions, including the absence of a default and the accuracy of representations and warranties.

The NewPage ABL Facility replaced NewPage’s former $350 million revolving credit facility for general corporate purposes, and proceeds of the NewPage ABL Facility was used to pay certain transaction costs and expenses in connection with the NewPage acquisition.

Interest Rates and Fees

Amounts drawn under the NewPage ABL Facility bear annual interest at either the LIBOR rate plus a margin of 1.75% to 2.25% or at a base rate plus a margin of 0.75% to 1.25%. The interest rate margins on the NewPage ABL Facility are subject to adjustments based on the average availability of the NewPage ABL Facility. The initial margins for borrowings under the NewPage ABL Facility are 2.00% in the case of LIBOR rate loans and 1.00% in the case of base rate loans.

The commitment fee payable on the unused portion of the NewPage ABL Facility equals 0.375% or 0.50% based on the average availability of the NewPage ABL Facility. NewPage Corporation has also agreed to pay customary letter of credit fees.

Prepayments

NewPage Corporation may voluntarily repay outstanding loans under the NewPage ABL Facility at any time, without prepayment premium or penalty, subject to customary “breakage” costs with respect to LIBOR rate loans.

Collateral and Guarantors

The NewPage ABL Facility is fully and unconditionally guaranteed on a joint and several basis by the Guarantors. Amounts outstanding under the NewPage ABL Facility are secured by substantially all of the assets of NewPage Corporation and the Guarantors, subject to certain exceptions. The security interest with respect to the NewPage ABL Facility will consist of a first-priority lien with respect to most inventory, accounts receivable, bank accounts, and certain other assets of NewPage Corporation and the Guarantors (the “ABL Priority Collateral”) and a second-priority lien with respect to the Term Loan Priority Collateral.

Restrictive Covenants and Other Matters

Under the NewPage ABL Facility, NewPage Corporation is subject to a springing minimum fixed charge coverage ratio of 1.00 to 1.00 at any time when excess availability is less than the greater of (a) 10% of the lesser of (i) the borrowing base at such time and (ii) the aggregate amount of commitments at such time or (b) $20 million.

The NewPage ABL Facility contains certain additional covenants that, among other things, and subject to certain exceptions, restrict NewPage Corporation’s and its restricted subsidiaries’ ability to incur additional debt or liens, pay dividends, repurchase common stock, prepay other indebtedness, sell, transfer, lease, or dispose of assets and make investments in or merge with another company. The NewPage ABL Facility also contains covenants applicable to Holdings that, among other things, and subject to certain exceptions, limit Holdings’ ability to incur additional debt or liens and require Holdings to continue to directly own 100% of the equity interests of NewPage Corporation.

The NewPage ABL Facility provides for customary events of default, including a cross-event of default provision in respect of any other existing debt instruments having an aggregate principal amount exceeding $50 million, subject to applicable threshold, notice and grace period provisions. If an event of default occurs, the lenders under the NewPage Term Loan Facility are entitled to accelerate the advances made thereunder and exercise rights against the collateral.

The negative covenants in the NewPage ABL Facility contain carve-outs to allow payments pursuant to the Shared Services Agreement and the distribution of certain other amounts to Verso and its subsidiaries. NewPage Investment Company LLC is not bound by any financial or negative covenants contained in the NewPage ABL Facility, other than certain passive activity covenants including, with respect to the incurrence of liens on and the pledge of NewPage Corporation’s capital stock and with respect to the maintenance of its existence.

As of March 31, 2015, we were in compliance with all such covenants.

THE EXCHANGE OFFERS

Terms of the Exchange Offer

We are offering to exchange our exchange notes for a like aggregate principal amount of our original notes.

The exchange notes that we propose to issue in the exchange offers will be substantially identical to the form and terms of our original notes except that, unlike our original notes, the exchange notes (i) have been registered under the Securities Act and will be freely tradable by persons who are not affiliates of ours or subject to restrictions due to being a broker dealer and (ii) are not entitled to the registration rights applicable to the original notes under the registration rights agreement relating to the original notes. You should read the description of the exchange notes in the sections in this prospectus entitled “Description of Second Priority Exchange Notes” and “Description of Subordinated Exchange Notes.”

We reserve the right in our sole discretion to purchase or make offers for any original notes that remain outstanding following the expiration or termination of the exchange offers and, to the extent permitted by applicable law, to purchase original notes in the open market or privately negotiated transactions, one or more additional tender or exchange offers or otherwise. The terms and prices of these purchases or offers could differ significantly from the terms of the exchange offers.

Expiration Date; Extensions; Amendments; Termination

Each of the exchange offers will expire at 5:00 p.m., New York City time, on August 20, 2015, unless we extend it in our reasonable discretion. The expiration date of the exchange offers will be at least 20 business days after the commencement of the exchange offers in accordance with Rule 14e-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

We expressly reserve the right to delay acceptance of any original notes, extend or terminate the exchange offers and not accept any original notes that we have not previously accepted if any of the conditions described below under “—Conditions to the Exchange Offers” have not been satisfied or waived by us. We will notify the exchange agent of any extension by oral notice promptly confirmed in writing or by written notice. We will also notify the holders of the original notes by a press release or other public announcement communicated before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date unless applicable laws require us to do otherwise and we will disclose the number of original notes relating to such exchange offer tendered as of the date of the notice.

We also expressly reserve the right to amend the terms of the exchange offers in any manner. If we make any material change, we will promptly disclose this change in a manner reasonably calculated to inform the holders of our original notes of the change including providing public announcement or giving oral or written notice to these holders. A material change in the terms of the exchange offers could include a change in the timing of the exchange offers, a change in the exchange agent and other similar changes in the terms of the exchange offers. If we make any material change to the exchange offers, we will disclose this change by means of a post-effective amendment to the registration statement which includes this prospectus and will distribute an amended or supplemented prospectus to each registered holder of original notes. In addition, we will extend an exchange offer for an additional five to ten business days as required by the Exchange Act, depending on the significance of the amendment, if such exchange offer would otherwise expire during that period. We will promptly notify the exchange agent by oral notice, promptly confirmed in writing, or written notice of any delay in acceptance, extension, termination or amendment of the exchange offers. We reserve the right to terminate, withdraw or amend either exchange offer independently of the other exchange offer at any time and from time-to-time.

Procedures for Tendering Original Notes

Proper Execution and Delivery of Letters of Transmittal

To tender your original notes in the exchange offers, you must use one of the three alternative procedures described below:

(1)	Regular delivery procedure: Complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal. Have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal. Mail or otherwise deliver the letter of transmittal or the facsimile together with the certificates representing the original notes being tendered and any other required documents to the exchange agent on or before 5:00 p.m., New York City time, on the expiration date.

(2)	Book-entry delivery procedure: Send a timely confirmation of a book-entry transfer of your original notes, if this procedure is available, into the exchange agent’s account at The Depository Trust Company (“DTC”) in accordance with the procedures for book-entry transfer described under “—Book-Entry Delivery Procedure” below, on or before 5:00 p.m., New York City time, on the expiration date.

(3)	Guaranteed delivery procedure: If time will not permit you to complete your tender by using the procedures described in (1) or (2) above before the expiration date and this procedure is available, comply with the guaranteed delivery procedures described under “—Guaranteed Delivery Procedure” below.

The method of delivery of the original notes, the letter of transmittal and all other required documents is at your election and risk. Instead of delivery by mail, we recommend that you use an overnight or hand-delivery service. If you choose the mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send any letters of transmittal or original notes to us. You must deliver all documents to the exchange agent at its address provided below. You may also request your broker, dealer, commercial bank, trust company or nominee to tender your original notes on your behalf.

Only a holder of original notes may tender original notes in the exchange offers. A holder is any person in whose name original notes are registered on the books of the notes register or any other person who has obtained a properly completed bond power from the registered holder.

If you are the beneficial owner of original notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your original notes, you must contact that registered holder promptly and instruct that registered holder to tender your original notes on your behalf. If you wish to tender your original notes on your own behalf, you must, before completing and executing the letter of transmittal and delivering your original notes, either make appropriate arrangements to register the ownership of these original notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

You must have any signatures on a letter of transmittal or a notice of withdrawal guaranteed by:

(1)	a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (“FINRA”);

(2)	a commercial bank or trust company having an office or correspondent in the United States; or

(3)	an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act, unless the original notes are tendered:

(a)	by a registered holder or by a participant in DTC whose name appears on a security position listing as the owner, who has not completed the box entitled “Special Issuance Instructions” or

“Special Delivery Instructions” on the letter of transmittal and only if the exchange notes are being issued directly to this registered holder or deposited into this participant’s account at DTC; or

(b)	for the account of a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act.

If the letter of transmittal or any bond powers are signed by:

(1)	the recordholder(s) of the original notes tendered: the signature must correspond with the name(s) written on the face of the original notes without alteration, enlargement or any change whatsoever.

(2)	a participant in DTC: the signature must correspond with the name as it appears on the security position listing as the holder of the original notes.

(3)	a person other than the registered holder of any original notes: these original notes must be endorsed or accompanied by bond powers and a proxy that authorize this person to tender the original notes on behalf of the registered holder, in satisfactory form to us as determined in our sole discretion, in each case, as the name of the registered holder or holders appears on the original notes.

(4)	trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity: these persons should so indicate when signing. Unless waived by us, evidence satisfactory to us of their authority to so act must also be submitted with the letter of transmittal.

To tender your original notes in the exchange offers, you must make the following representations:

(1)	you are authorized to tender, sell, assign and transfer the original notes tendered and to acquire exchange notes issuable upon the exchange of such tendered original notes, and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

(2)	any exchange notes acquired by you pursuant to the exchange offers are being acquired in the ordinary course of business, whether or not you are the holder;

(3)	you or any other person who receives exchange notes, whether or not such person is the holder of the exchange notes, has no arrangement or understanding with any person to participate in a distribution of such exchange notes within the meaning of the Securities Act and is not participating in, and does not intend to participate in, the distribution of such exchange notes within the meaning of the Securities Act;

(4)	you or such other person who receives exchange notes, whether or not such person is the holder of the exchange notes, is not an “affiliate,” as defined in Rule 405 of the Securities Act, of ours, or if you or such other person is an affiliate, you or such other person will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable;

(5)	if you are not a broker-dealer, you are not engaging in, and do not intend to engage in, a distribution of exchange notes; and

(6)	if you are a broker-dealer that will receive exchange notes for your own account in exchange for original notes, the original notes to be exchanged for the exchange notes were acquired by you as a result of market-making or other trading activities and acknowledge that you will deliver a prospectus in connection with any resale, offer to resell or other transfer of such exchange notes.

You must also warrant that the acceptance of any tendered original notes by us and the issuance of exchange notes in exchange therefor shall constitute performance in full by us of our obligations under the registration rights agreement relating to the original notes.

To effectively tender notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. The DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant.

Book-Entry Delivery Procedure

Any financial institution that is a participant in DTC’s systems may make book-entry deliveries of original notes by causing DTC to transfer these original notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. To effectively tender original notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Tender Offer Program. DTC will then edit and verify the acceptance and send an agent’s message to the exchange agent for its acceptance. An agent’s message is a message transmitted by DTC to the exchange agent stating that DTC has received an express acknowledgment from the participant in DTC tendering the original notes that this participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against this participant. The exchange agent will make a request to establish an account for the original notes at DTC for purposes of the exchange offers within two business days after the date of this prospectus.

A delivery of original notes through a book-entry transfer into the exchange agent’s account at DTC will only be effective if an agent’s message or the letter of transmittal or a facsimile of the letter of transmittal with any required signature guarantees and any other required documents is transmitted to and received by the exchange agent at the address indicated below under “—Exchange Agent” on or before the expiration date unless the guaranteed delivery procedures described below are complied with. Delivery of documents to DTC does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedure

If you are a registered holder of original notes and desire to tender your notes, and (1) these original notes are not immediately available, (2) time will not permit your original notes or other required documents to reach the exchange agent before the expiration date or (3) the procedures for book-entry transfer cannot be completed on a timely basis and an agent’s message delivered, you may still tender in the exchange offers if:

(1)	you tender through a member firm of a registered national securities exchange or of FINRA, a commercial bank or trust company having an office or correspondent in the United States, or an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Exchange Act;

(2)	on or before the expiration date, the exchange agent receives a properly completed and duly executed letter of transmittal or facsimile of the letter of transmittal, and a notice of guaranteed delivery, substantially in the form provided by us, with your name and address as holder of the original notes and the amount of notes tendered, stating that the tender is being made by that letter and notice and guaranteeing that within three New York Stock Exchange trading days after the expiration date the certificates for all the original notes tendered, in proper form for transfer, or a book-entry confirmation with an agent’s message, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

(3)	the certificates for all your tendered original notes in proper form for transfer or a book-entry confirmation as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within three New York Stock Exchange trading days after the expiration date.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Your tender of original notes will constitute an agreement between you and us governed by the terms and conditions provided in this prospectus and in the related letter of transmittal.

We will be deemed to have received your tender as of the date when your duly signed letter of transmittal accompanied by your original notes tendered, or a timely confirmation of a book-entry transfer of these notes into the exchange agent’s account at DTC with an agent’s message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent.

All questions as to the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tenders will be determined by us in our sole discretion. Our determination will be final and binding.

We reserve the absolute right to reject any and all original notes not properly tendered or any original notes which, if accepted, would, in our opinion or our counsel’s opinion, be unlawful. We also reserve the absolute right to waive any conditions of the exchange offers or irregularities or defects in tender as to particular notes with the exception of conditions to the exchange offers relating to the obligations of broker dealers, which we will not waive. If we waive a condition to the exchange offers, the waiver will be applied equally to all note holders. Our interpretation of the terms and conditions of the exchange offers, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within such time as we shall determine. We, the exchange agent or any other person will be under no duty to give notification of defects or irregularities with respect to tenders of original notes. We and the exchange agent or any other person will incur no liability for any failure to give notification of these defects or irregularities. Tenders of original notes will not be deemed to have been made until such irregularities have been cured or waived. The exchange agent will return without cost to their holders any original notes that are not properly tendered and as to which the defects or irregularities have not been cured or waived promptly following the expiration date.

If all the conditions to the exchange offers are satisfied or waived on the expiration date, we will accept all original notes properly tendered and will issue the exchange notes promptly thereafter. Please refer to the section of this prospectus entitled “—Conditions to the Exchange Offers” below. For purposes of the exchange offers, original notes will be deemed to have been accepted as validly tendered for exchange when, as and if we give oral or written notice of acceptance to the exchange agent.

We will issue the exchange notes in exchange for the original notes tendered pursuant to a notice of guaranteed delivery by an eligible institution only against delivery to the exchange agent of the letter of transmittal, the tendered original notes and any other required documents, or the receipt by the exchange agent of a timely confirmation of a book-entry transfer of original notes into the exchange agent’s account at DTC with an agent’s message, in each case, in form satisfactory to us and the exchange agent.

If any tendered original notes are not accepted for any reason provided by the terms and conditions of the exchange offers or if original notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged original notes will be returned without expense to the tendering holder, or, in the case of original notes tendered by book-entry transfer procedures described above, will be credited to an account maintained with the book-entry transfer facility, promptly after withdrawal, rejection of tender or the expiration or termination of the exchange offers.

By tendering into the exchange offers, you will irrevocably appoint our designees as your attorney-in-fact and proxy with full power of substitution and resubstitution to the full extent of your rights on the original notes tendered. This proxy will be considered coupled with an interest in the tendered original notes. This appointment will be effective only when, and to the extent that we accept your notes in the exchange offers. All prior proxies on these original notes will then be revoked and you will not be entitled to give any subsequent proxy. Any proxy that you may give subsequently will not be deemed effective. Our designees will be empowered to exercise all voting and other rights of the holders as they may deem proper at any meeting of note holders or otherwise. The original notes will be validly tendered only if we are able to exercise full voting rights on the original notes, including voting at any meeting of the note holders, and full rights to consent to any action taken by the note holders.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, you may withdraw tenders of original notes at any time before 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective, you must send a written or facsimile transmission notice of withdrawal to the exchange agent before 5:00 p.m., New York City time, on the expiration date at the address provided below under “—Exchange Agent” and before acceptance of your tendered original notes for exchange by us.

Any notice of withdrawal must:

(1)	specify the name of the person having tendered the original notes to be withdrawn;

(2)	identify the notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of these notes;

(3)	be signed by the person having tendered the original notes to be withdrawn in the same manner as the original signature on the letter of transmittal by which these notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the trustee for the original notes to register the transfer of these notes into the name of the person having made the original tender and withdrawing the tender;

(4)	specify the name in which any of these original notes are to be registered, if this name is different from that of the person having tendered the original notes to be withdrawn; and

(5)	if applicable because the original notes have been tendered through the book-entry procedure, specify the name and number of the participant’s account at DTC to be credited, if different than that of the person having tendered the original notes to be withdrawn.

We will determine all questions as to the validity, form and eligibility, including time of receipt, of all notices of withdrawal and our determination will be final and binding on all parties. Original notes that are withdrawn will be deemed not to have been validly tendered for exchange in the exchange offers.

The exchange agent will return without cost to their holders all original notes that have been tendered for exchange and are not exchanged for any reason, promptly after withdrawal, rejection of tender or expiration or termination of the exchange offers.

You may retender properly withdrawn original notes in the exchange offers by following one of the procedures described under “—Procedures for Tendering Original Notes” above at any time on or before the expiration date.

Conditions to the Exchange Offers

We will complete the exchange offers only if:

(1)	there is no change in the laws and regulations which would reasonably be expected to impair our ability to proceed with the exchange offers;

(2)	there is no change in the current interpretation of the staff of the SEC which permits resales of the exchange notes;

(3)	there is no stop order issued by the SEC or any state securities authority suspending the effectiveness of the registration statement which includes this prospectus or the qualification of the indenture for our exchange notes under the Trust Indenture Act of 1939 and there are no proceedings initiated or, to our knowledge, threatened for that purpose;

(4)	there is no action or proceeding instituted or threatened in any court or before any governmental agency or body that would reasonably be expected to prohibit, prevent or otherwise impair our ability to proceed with the exchange offers; and

(5)	we obtain all governmental approvals that we deem in our sole discretion necessary to complete the exchange offers.

These conditions are for our sole benefit. We may assert any one of these conditions regardless of the circumstances giving rise to it and may also waive any one of them, in whole or in part, at any time and from time to time, if we determine in our reasonable discretion that it has not been satisfied, subject to applicable law. Notwithstanding the foregoing, all conditions to the exchange offers must be satisfied or waived before the expiration of the exchange offers. If we waive a condition to the exchange offers, the waiver will be applied equally to all note holders. We will not be deemed to have waived our rights to assert or waive these conditions if we fail at any time to exercise any of them. Each of these rights will be deemed an ongoing right which we may assert at any time and from time to time.

If we determine that we may terminate the exchange offers because any of these conditions is not satisfied, we may:

(1)	refuse to accept and return to their holders any original notes that have been tendered;

(2)	extend the exchange offers and retain all original notes tendered before the expiration date, subject to the rights of the holders of these notes to withdraw their tenders; or

(3)	waive any condition that has not been satisfied and accept all properly tendered original notes that have not been withdrawn or otherwise amend the terms of the exchange offers in any respect as provided under the section in this prospectus entitled “—Expiration Date; Extensions; Amendments; Termination.”

Accounting Treatment

We will record the exchange notes at the same carrying value as the original notes as reflected in our accounting records on the date of the exchanges. Accordingly, we will not recognize any gain or loss for accounting purposes. We will amortize the costs of the original note offerings and the exchange offers over the term of the notes.

Exchange Agent

We have appointed Wilmington Trust, National Association as exchange agent for the exchange offers. You should direct all questions and requests for assistance on the procedures for tendering and all requests for additional copies of this prospectus or the letter of transmittal to the exchange agent as follows:

By Hand, Overnight Delivery, Registered or Certified Mail:

Wilmington Trust, National Association

c/o Wilmington Trust Company

Rodney Square North

1100 North Market Street

Wilmington, DE 19890-1626

Attention: Workflow Management, 5th Floor

By facsimile (for eligible institutions only): (302) 636-4139, Attention: Workflow Management, 5th Floor

For information or confirmation by telephone: (302) 636-6470

For information by e-mail: DTC2@wilmingtontrust.com

Fees and Expenses

We will bear the expenses of soliciting tenders in the exchange offers, including fees and expenses of the exchange agent and trustee and accounting, legal, printing and related fees and expenses.

We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offers. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection with the exchange offers. We will also pay brokerage houses and other custodians, nominees and fiduciaries their reasonable out-of-pocket expenses for forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the original notes and for handling or forwarding tenders for exchange to their customers.

We will pay all transfer taxes, if any, applicable to the exchange of original notes in accordance with the exchange offers. However, tendering holders will pay the amount of any transfer taxes, whether imposed on the registered holder or any other persons, if:

(1)	certificates representing exchange notes or original notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the notes tendered;

(2)	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal; or

(3)	a transfer tax is payable for any reason other than the exchange of the original notes in the exchange offers.

If you do not submit satisfactory evidence of the payment of any of these taxes or of any exemption from this payment with the letter of transmittal, we will bill you directly the amount of these transfer taxes.

Your Failure to Participate in the Exchange Offers Will Have Adverse Consequences

The original notes were not registered under the Securities Act or under the securities laws of any state and you may not resell them, offer them for resale or otherwise transfer them unless they are subsequently registered or resold under an exemption from the registration requirements of the Securities Act and applicable state securities laws. If you do not exchange your original notes for exchange notes in accordance with the exchange offers, or if you do not properly tender your original notes in the exchange offers, you will not be able to resell, offer to resell or otherwise transfer the original notes unless they are registered under the Securities Act or unless you resell them, offer to resell or otherwise transfer them under an exemption from the registration requirements of, or in a transaction not subject to, the Securities Act.

In addition, except as set forth in this paragraph, you will not be able to obligate us to register the original notes under the Securities Act. You will not be able to require us to register your original notes under the Securities Act unless:

(1)	a dealer-manager requests us to register original notes that are not eligible to be exchanged for exchange notes in the exchange offers;

(2)	you are not eligible to participate in the exchange offers;

(3)	you may not resell the exchange notes you acquire in the exchange offers to the public without delivering a prospectus and that the prospectus contained in the exchange offers registration statement is not appropriate or available for such resales by you; or

(4)	you are a broker-dealer and hold original notes that are part of an unsold allotment from the original sale of the original notes,

in which case the registration rights agreement requires us to file a registration statement for a continuous offer in accordance with Rule 415 under the Securities Act for the benefit of the holders of the original notes described in this sentence. We do not currently anticipate that we will register under the Securities Act any original notes that remain outstanding after completion of the exchange offers.

Delivery of Prospectus

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

DESCRIPTION OF SECOND PRIORITY EXCHANGE NOTES

General

Verso Paper Holdings LLC (together with its successors in interest and each other Person that assumes the Obligations of the Company under the Notes pursuant to the Indenture, the “Company”) and Verso Paper Inc. (together with its successors in interest, “Finance Co.” and, together with the Company, the “Issuers”) issued $299,353,000 aggregate principal amount of Second Priority Adjustable Senior Secured Notes (the “Initial Notes”) under an indenture (the “Indenture”) dated as of August 1, 2014, by and among the Issuers, as joint and several obligors, the Note Guarantors and Wilmington Trust, National Association, as trustee (in such capacity, the “Trustee”).

Upon the consummation of the Merger, the terms and conditions of the Initial Notes were adjusted to the terms and conditions as described in this “Description of Second Priority Exchange Notes.” Upon the consummation of the Merger, following notice from the Issuers to The Depository Trust Company (“DTC”) and the Trustee, (i) the principal amount of the Initial Notes was adjusted such that a holder of $1,000 principal amount of Initial Notes immediately prior to the Merger held $593.75 principal amount of Initial Notes immediately following the Merger (provided that any Initial Notes that, as adjusted, did not bear an authorized denomination were rounded down by the Issuers), (ii) the maturity date of the Initial Notes was extended from February 1, 2019 to August 1, 2020 (such date, the “Maturity Date”), (iii) the interest rate was adjusted such that the Initial Notes bear interest from and after the date of the consummation of the Merger at a rate of 10.00% per annum entirely in cash plus 3.00% per annum payable entirely by increasing the principal amount of the outstanding Initial Notes or by issuing additional Initial Notes, (iv) the optional redemption provisions were amended as described below under “—Optional Redemption” and (v) certain other terms and conditions of the Initial Notes were modified to be as described in this “Description of Second Priority Exchange Notes.” Unless otherwise specified or the context requires otherwise, references to the Notes (as defined below) in this “Description of Second Priority Exchange Notes” refer to the Notes (and related terms and conditions) as adjusted following the consummation of the Merger.

The Issuers will issue the exchange notes under the Indenture. The terms of the exchange notes are identical in all material respects to the Initial Notes, except that upon completion of the exchange offer, the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights. We refer to the exchange notes as the “exchange notes.” Unless otherwise indicated by the context, references in this “Description of Second Priority Exchange Notes” section to the “Notes” include the Initial Notes and the exchange notes.

The Issuers may issue additional Notes (“Additional Notes”) from time to time under the Indenture. Any subsequent issue of Additional Notes will be secured, equally and ratably, with the Notes. As a result, the issuance of Additional Notes has the effect of diluting the security interest of the Collateral for the then-outstanding Notes. Any offering of Additional Notes is subject to the covenants described below under the captions “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” The Notes, the PIK Notes (as defined below), and any Additional Notes subsequently issued under the Indenture will be treated as a single series of Notes for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Holders of the Notes, PIK Notes and Additional Notes will vote as one class under the Indenture. It is possible, however, that any series of such Additional Notes (i) will not be fungible with other Notes for U.S. federal income tax purposes, (ii) will therefore be issued under a separate CUSIP number and (iii) will not trade fungibly with other Notes. In addition, in connection with the payment of PIK Interest in respect of the Notes, the Issuers are entitled to, without the consent of the holders, increase the outstanding principal amount of the Notes or issue additional Notes (“PIK Notes”) under the Indenture on the same terms and conditions as the Notes (in each case, a “PIK Payment”). Unless the context otherwise requires, for all purposes of the Indenture and this “Description of Second Priority Exchange Notes,” references to the Notes include any PIK Notes and any

Additional Notes actually issued, references to “principal amount” of the Notes includes any increase in the principal amount of the outstanding Notes as a result of a PIK Payment and “Issue Date” refers to the date the Notes are initially issued. Finance Co. is a Wholly Owned Subsidiary of the Company that was created to be a co-issuer of securities of the Company, including the Notes. Finance Co. does not own and is not expected to own any significant assets.

The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the TIA. Capitalized terms used in this “Description of Second Priority Exchange Notes” section and not otherwise defined have the meanings set forth in the section “—Certain Definitions.” As used in this “Description of Second Priority Exchange Notes” section, references to “we,” “us” and “our” mean the Company and its Subsidiaries.

The Issuers have agreed, and by acceptance of a beneficial interest in the Notes each beneficial owner of the Notes will be deemed to have agreed, for U.S. federal income tax purposes, to treat the Notes as indebtedness that is subject to the regulations governing contingent payment debt instruments.

Terms of the Notes

The Notes are senior obligations of the Issuers, have the benefit of the second-priority security interest in the Collateral (subject to certain exceptions, Permitted Liens and release under certain circumstances) as described under “—Security for the Notes” and will mature on the Maturity Date. Each Note bears interest at the Applicable Cash Interest Rate per annum entirely in cash (“Cash Interest”) plus, 3.00% per annum entirely by increasing the principal amount of the outstanding Notes or by issuing PIK Notes (“PIK Interest”), payable semiannually to holders of record at the close of business on the January 15 or July 15 immediately preceding the interest payment date on February 1 and August 1 of each year, commencing February 1, 2015. Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption of Notes as described under “—Optional Redemption,” “—Change of Control” and “—Certain Covenants—Asset Sales” shall be made solely in cash.

Any PIK Interest on the Notes accrues at a rate of 3.00% per annum, the amount of such PIK Interest payable (x) with respect to Notes represented by one or more Global Notes registered in the name of, or held by, DTC or its nominee on the relevant record date, by increasing the principal amount of the outstanding global Notes by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest whole dollar) and (y) with respect to Notes represented by certificated Notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable period (rounded up to the nearest whole dollar), and the Trustee will, at the request of the Issuers, authenticate and deliver such PIK Notes in certificated form for original issuance to the holders on the relevant record date, as shown by the records of the register of holders. Following the increase in the principal amount of the outstanding Global Notes as a result of a PIK Payment, the Global Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable interest payment date and will bear interest from and after such date. All Notes issued pursuant to a PIK Payment will mature on August 1, 2020 and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description PIK on the face of such PIK Note.

Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency designated by the Issuers (which initially shall be the principal corporate trust office of the Trustee).

The Notes will be issued only in fully registered form, without coupons, in minimum denominations of $1.00 and any integral multiple of $1.00 in excess thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. The Issuers will not issue any amount that would result in the issuance of less than $1.00 principal amount of Notes.

Optional Redemption

On or after August 1, 2017, the Issuers may redeem the Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by the Issuers by first-class mail, or delivered electronically if held by DTC, to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on August 1 of the years set forth below:

Period	Redemption Price
2017	105.000%
2018	102.500%
2019 and thereafter	100.000%

In addition, prior to August 1, 2017, the Issuers may redeem the Notes at their option, in whole at any time or in part, from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by the Issuers by first-class mail, or delivered electronically if held by DTC, to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed, plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time on or prior to August 1, 2017, the Issuers may redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) with the net cash proceeds of one or more Equity Offerings made after the Issue Date (1) by the Company or (2) by any direct or indirect parent of the Company, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of the Company or used to purchase Capital Stock (other than Disqualified Stock) of the Company from it, at a redemption price (expressed as a percentage of principal amount thereof) of 110.00%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 50% of the aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes and after giving effect to the adjustment of the principal amount on the Merger Closing Date) must remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed by the Issuers, or delivered electronically if held by DTC, to each holder of Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof. In addition, any redemption described above or notice thereof may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering in the case of a redemption upon completion of an Equity Offering.

Selection

In the case of any partial redemption, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed (and the Issuers shall notify the Trustee of any such listing), or if the Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with the requirements of the DTC, if applicable); provided that no Notes of $1.00 or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuers have deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest (if any) on, the Notes to be redeemed.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

Except under the circumstances described in the following paragraph, the Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Notes as described under “—Change of Control” and “—Certain Covenants—Asset Sales.”

If the Notes would, but for the application of the provision described in this paragraph, constitute “applicable high yield discount obligations” (“AHYDOs”) within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986 (the “Code”), and as a result the Issuers would otherwise be subject to limitations on their deduction of interest in respect of the Notes pursuant to Section 163(e)(5) of the Code, then, at the end of each “accrual period” (as defined in Treasury Regulations Section 1.1272-1(b)(1)(ii)) ending after the fifth anniversary of the “issue date” of the Notes for U.S. federal income tax purposes (each a “Special Mandatory Redemption Date”), the Issuers shall make a mandatory prepayment of principal or interest (any such prepayment a “Special Mandatory Redemption”) on each of the Notes, without premium or penalty, in an amount necessary to ensure that the Notes will not be treated as having “significant original issue discount” within the meaning of Section 163(i)(2) of the Code. Such mandatory prepayment will be applied against and reduce the amount due under the applicable Notes outstanding at such time (and shall be treated by the Issuers and the holders of the Notes first as a payment of accrued interest (original issue discount) on such Note for federal income tax purposes). The holders of the Notes and the Issuers intend that the Special Mandatory Redemptions be sufficient to result in each Note being treated as not having “significant original issue discount” within the meaning of Section 163(i)(2) of the Code, and this provision shall be interpreted and applied in a manner consistent with such intent. No partial redemption or repurchase of the Notes prior to each Special Mandatory Redemption Date pursuant to any other provisions of the Indenture will alter the Issuers’ obligation to make the Special Mandatory Redemption with respect to any Notes that remain outstanding on each Special Mandatory Redemption Date.

From time to time, the Issuers, their respective Affiliates or the Sponsors may acquire Notes through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as the Issuers, their respective Affiliates or the Sponsors (as applicable) may determine (or as may be provided for in the Indenture), which may be more or less than the consideration received by participating holders in the Transactions and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof the Issuers, their respective Affiliates or the Sponsors may choose to pursue in the future.

Ranking

The indebtedness evidenced by the Notes is senior Indebtedness of the Issuers, ranks pari passu in right of payment with all existing and future senior indebtedness of the Issuers, has the benefit of the second-priority security interest in the Collateral as described under “—Security for the Notes” and is senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers. Pursuant to the Security Documents and the Intercreditor Agreement, the security interests securing the Notes are second in priority (subject to Permitted Liens and to exceptions described under “—Security for the Notes”) to all security interests at any time granted to secure First-Priority Lien Obligations.

The indebtedness evidenced by the Note Guarantees is senior Indebtedness of the applicable Note Guarantor, ranks pari passu in right of payment with all existing and future senior Indebtedness of such Note Guarantor, has the benefit of the second-priority security interest in the Collateral as described under “—Security for the Notes” and is senior in right of payment to all existing and future Subordinated Indebtedness of such Note Guarantor. Pursuant to the Security Documents and the Intercreditor Agreement, the security interests securing the Note Guarantees are second in priority (subject to Permitted Liens and to exceptions described under “—Security for the Notes”) to all security interests at any time granted to secure First-Priority Lien Obligations.

At March 31, 2015, the Company and its Subsidiaries had:

(1)	$1,429 million of secured Indebtedness outstanding constituting First-Priority Lien Obligations (including (i) $47 million outstanding under the ABL Facility (with $39 million of letters of credit outstanding thereunder and $32 million available for future borrowing thereunder, based on a borrowing base of $118 million and a maximum availability of $150 million), (ii) $47 million outstanding under the First-Lien Revolving Credit Facility (with no letters of credit outstanding thereunder and $3 million available for borrowing thereunder), (iii) $418 million aggregate principal amount of Existing Senior Secured Notes outstanding, (iv) $645 million aggregate principal amount of New Senior Secured Notes outstanding and (v) $272 million aggregate principal amount of Existing Secured Notes outstanding);

(2)	$178 million aggregate principal amount of Notes outstanding;

(3)	$97 million of Old Second Lien Notes outstanding; and

(4)	$104 million of Subordinated Indebtedness outstanding (including (i) $41 million Subordinated Notes (ii) $63 million Adjustable Senior Subordinated Notes).

In addition, at March 31, 2015, the NewPage Entities had approximately (i) $734 million outstanding under the NewPage Term Loan Facility and (ii) $145 million outstanding under the NewPage ABL Facility (with approximately $155 million available for future borrowing thereunder after giving effect to $38 million of letters of credit outstanding, subject to borrowing base requirements). The Indebtedness of the NewPage Entities is structurally senior to the Notes with respect to the assets of the NewPage Entities and the NewPage Entities have not guaranteed or pledged their assets to secure the Notes.

Although the Indenture limits the Incurrence of Indebtedness by the Company and its Restricted Subsidiaries and the issuance of Disqualified Stock and Preferred Stock by the Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. Under certain circumstances, the Company and its Subsidiaries may be able to Incur substantial amounts of Indebtedness. Such Indebtedness may be secured Indebtedness constituting First-Priority Lien Obligations or Other Second Lien Obligations. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.”

A significant portion of the operations of the Company is conducted through its Subsidiaries. Unless a Subsidiary is Finance Co. or a Note Guarantor, claims of creditors of such Subsidiary, including trade creditors, and preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Company, including holders of the Notes. The Notes, therefore, are effectively subordinated to obligations to creditors (including trade creditors) and preferred stock (if any) of Subsidiaries of the Company other than Finance Co. and the Note Guarantors. The Company’s Subsidiaries other than Finance Co. and the Note Guarantors have no material assets or liabilities, except that Verso Quinnesec REP LLC, an Unrestricted Subsidiary, owns restricted cash and a parcel of land at the Quinnesec mill with certain renewable energy facilities used by the mill under a long-term lease and Verso Androscoggin Power LLC, also an Unrestricted Subsidiary, owns four hydroelectric facilities associated with our Androscoggin Mill and related electricity transmission equipment.

Security for the Notes

The Notes and the Note Guarantees are secured by second-priority security interests (subject to Permitted Liens) in the Collateral.

The Collateral consists of substantially all of the property and assets, in each case, that are held by the Issuers or any of the Note Guarantors, to the extent that such assets secure the First-Priority Lien Obligations and to the extent that a second-priority security interest is able to be granted or perfected therein, subject to the exceptions described below. The Collateral will not include (i) any property or assets owned by any Foreign Subsidiaries, (ii) Excluded Equity; (iii) any debt securities issued to a Pledgor having, in the case of each instance of debt securities, an aggregate principal amount not in excess of $5.0 million; (iv) any securities of any of the Company’s Subsidiaries to the extent a pledge of such securities to secure any of the Notes would require the filing of financial statements pursuant to Rule 3-16 of Regulation S-X; (v) any vehicle covered by a certificate of title or ownership; (vi) the Bucksport Co-Gen Assets; (vii) any assets acquired after the Issue Date to the extent that, and for so long as granting a security interest in such assets would violate an enforceable contractual obligation binding on such assets that existed at the time of acquisition thereof and was not created or made binding on such assets in contemplation or in connection with the acquisition of such assets (except in the case of assets acquired with indebtedness pursuant clause (d)(1) of the covenants described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or any equivalent exception under any agreement governing First-Priority Lien Obligations that is secured by a Permitted Lien); (viii) any letter of credit rights to the extent any Pledgor is required by applicable law to apply the proceeds of a drawing of such letter of credit for a specified purpose; and (ix) any Pledgor’s right, title or interest in any license, contract or agreement to which such Pledgor is a party to the extent that such a grant would, under the terms of such license, contract or agreement, result in a breach of the terms of, or constitute a default under, or result in the abandonment, invalidation or unenforceability of such license, contract or agreement (other than to the extent that any such term would be rendered ineffective pursuant to Section 9-406, 9-407, 9-408 or 9-409 of the New York Uniform Commercial Code or any other applicable law (including, without limitation, the Bankruptcy Code or principles of equity), provided that immediately upon the ineffectiveness, lapse or termination of any such provision, the Collateral shall include, and such Pledgor shall be deemed to have granted a security interest in, all such rights and interests as if such provision had never been in effect (collectively, the “Excluded Property”). Except for securities of certain of our Subsidiaries that are excluded pursuant to clause (iv) above, which secure obligations under the ABL Facility and the First-Lien Revolving Facility, the foregoing excluded property and assets do not secure the First-Priority Lien Obligations. The security interests securing the Notes are be second in priority to any and all security interests at any time granted to secure the First-Priority Lien Obligations and also will be subject to all other Permitted Liens. The First-Priority Lien Obligations include Secured Bank Indebtedness, the Existing Senior Secured Notes, the New Senior Secured Notes and the Existing Secured Notes, as well as certain Hedging Obligations and certain other obligations in respect of cash management services. The Person holding such First-Priority Lien Obligations may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral or the ability of the Intercreditor Agent to realize or foreclose on the Collateral on behalf of holders of the Notes.

The Issuers and the Note Guarantors will be able to incur additional indebtedness in the future that could share in the Collateral, including additional First-Priority Lien Obligations and Other Second Lien Obligations that would be secured on a second-priority basis with the Notes and the Note Guarantees, as applicable. The amount of such First-Priority Lien Obligations and Other Second Lien Obligations will be limited by the covenants described under “—Certain Covenants—Liens” and “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Under certain circumstances, the amount of such First-Priority Lien Obligations and Other Second Lien Obligations could be significant.

After-Acquired Collateral

Subject to certain limitations and exceptions, if any Issuer or any Note Guarantor creates any additional security interest upon any property or asset (other than Excluded Property) to secure any First-Priority Lien Obligations, it must concurrently grant a second-priority security interest (subject to Permitted Liens, including the first-priority lien that secures obligations in respect of the First-Priority Lien Obligations) upon such property as security for the Notes. Also, if granting a security interest in such property requires the consent of a third party, the Company will use commercially reasonable efforts to obtain such consent with respect to the second-priority security interest for the benefit of the Trustee on behalf of the holders of the Notes. If such third party does not consent to the granting of the second-priority security interest after the use of such commercially reasonable efforts, the applicable entity will not be required to provide such security interest.

Security Documents and Intercreditor Agreement

The Issuers, the Note Guarantors and the Trustee entered into one or more Security Documents defining the terms of the security interests that secure the Notes and the Note Guarantees. These security interests secure the payment and performance when due of all of the Obligations of the Issuers and the Note Guarantors under the Notes, the Indenture, the Note Guarantees and the Security Documents, as provided in the Security Documents. The Issuers and the Note Guarantors used their commercially reasonable efforts to complete all mortgage recordings and other similar actions required in connection with the perfection of such security interests as soon as reasonably practicable after the Issue Date and in any event within 60 days after the Issue Date. Accordingly, the Notes may not have had the benefit of some or all of the Collateral on the Issue Date. Furthermore, no separate title insurance policies will be delivered to the Trustee with respect to the mortgages that secure the Notes.

The Trustee entered into a joinder to the existing intercreditor agreement, dated as of August 1, 2006, on the Issue Date (the “Intercreditor Agreement”). The Intercreditor Agreement may be amended from time to time to add other parties holding Other Second Lien Obligations and other First-Priority Lien Obligations permitted to be Incurred under the Indenture. The Intercreditor Agent is initially the administrative agent under the Credit Agreement. Pursuant to the terms of the Intercreditor Agreement, at any time at which First-Priority Lien Obligations are outstanding (whether Incurred prior to, on or after the Issue Date), the Intercreditor Agent will determine the time and method by which the security interests in the Collateral will be enforced. The Trustee will not be permitted to enforce the security interests even if any Event of Default under the Indenture has occurred and the Notes have been accelerated except (a) in any insolvency or liquidation proceeding, as necessary to file a claim or statement of interest with respect to such Notes or (b) as necessary to take any action in order to create, prove, preserve, perfect or protect (but not enforce) its rights in the second-priority Liens. See “Risk Factors—Risks Relating to the Second Priority Notes Exchange Offer and the Second Priority Exchange Notes—Holders of the Second Priority Exchange Notes will not control decisions regarding collateral.” At any time at which all First-Priority Lien Obligations have been discharged in full, the Trustee (as designated second-priority agent under the Intercreditor Agreement) in accordance with the provisions of the Indenture and the Security Documents will distribute all cash proceeds (after payment of the costs of enforcement and collateral administration) of the Collateral received by it under the Security Documents for the ratable benefit of the holders of the Notes. The proceeds from the sale of the Collateral remaining after the satisfaction of all First-Priority Lien Obligations may not be sufficient to satisfy the obligations owed to the holders of the Notes. By its nature some or all of the Collateral is and will be illiquid and may have no readily ascertainable market value. Accordingly, the Collateral may not be able to be sold in a short period of time, if salable. See “Risk Factors—Risks Relating to the Second Priority Notes Exchange Offer and the Second Priority Exchange Notes—It may be difficult to realize the value of the collateral securing the Second Priority Exchange Notes.”

In addition, the Security Documents and the Intercreditor Agreement provide that, so long as there are First-Priority Lien Obligations outstanding (whether Incurred prior to, on or after the Issue Date), (1) the holders of First-Priority Lien Obligations may direct the Intercreditor Agent to take actions with respect to the Collateral

(including the release of Collateral and the manner of realization) without the consent of the holders of the Notes, (2) the Issuers and the Note Guarantors may require the Trustee to agree to modify the Security Documents or the Intercreditor Agreement, without the consent of the Trustee and the holders of the Notes, to secure additional extensions of credit and add additional secured creditors so long as such modifications do not expressly violate the provisions of the Credit Agreement or the Indenture and (3) the holders of the First-Priority Lien Obligations may change, waive, modify or vary the Security Documents without the consent of the Trustee or the holders of the Notes, provided that any such change, waiver or modification does not materially adversely affect the rights of the Trustee or the holders of the Notes and not the other secured creditors in a like or similar manner. Any provider of additional extensions of credit shall be entitled to rely on the determination of an Officer that such modifications do not expressly violate the provisions of the Credit Agreement or the Indenture if such determination is set forth in an Officers’ Certificate delivered to such provider; provided, however, that such determination will not affect whether or not the Company has complied with its undertakings in the Indenture, the Security Documents or the Intercreditor Agreement.

In addition, if the Issuers or any Guarantor is subject to any insolvency or liquidation proceeding, the Trustee and the holders agree that:

(1)	if the Intercreditor Agent shall desire to permit the use of cash collateral or to permit the Issuers or any Guarantor to obtain financing under Section 363 or Section 364 of the Bankruptcy Code or any similar provision in any Bankruptcy Law (“DIP Financing”), then the Trustee and the holders agree not to object to such use of cash collateral or DIP Financing and will not request adequate protection or any other relief in connection therewith (except to the extent permitted by the Intercreditor Agreement) and, to the extent the Liens securing the First-Priority Lien Obligations are subordinated or pari passu with such DIP Financing, will subordinate its Liens in the Collateral to such DIP Financing (and all Obligations relating thereto) on the same basis as they are subordinated to the First-Priority Lien Obligations;

(2)	they will not object to (and will not otherwise contest) any motion for relief from the automatic stay or from any injunction against foreclosure or enforcement in respect of the First-Priority Lien Obligations made by the Intercreditor Agent or any holder of such obligations;

(3)	they will not object to (and will not otherwise contest) any order relating to a sale of assets of any Issuer or Guarantor for which the Intercreditor Agent has consented that provides, to the extent the sale is to be free and clear of Liens, that the Liens securing the First-Priority Lien Obligations and the Notes will attach to the proceeds of the sale on the same basis of priority as the existing Liens in accordance with the Intercreditor Agreement;

(4)	until the First-Priority Lien Obligations have been discharged, none of them will seek relief from the automatic stay or any other stay in any insolvency or liquidation proceeding in respect of the Collateral, without the prior written consent of the Intercreditor Agent and the lenders under the Credit Agreement;

(5)

none of them shall contest (or support any other Person contesting) (a) any request by the Intercreditor Agent or the holders of First-Priority Lien Obligations for adequate protection or (b) any objection by the Intercreditor Agent or the holders of First-Priority Lien Obligations to any motion, relief, action or proceeding based on the Intercreditor Agent’s or the holders of First-Priority Lien Obligations’ claiming a lack of adequate protection. Notwithstanding the foregoing, in any insolvency or liquidation proceeding, (i) if the holders of First-Priority Lien Obligations (or any subset thereof) are granted adequate protection in the form of additional collateral in connection with any DIP Financing or use of cash collateral under Section 363 or Section 364 of the Bankruptcy Code or any similar law, then the Trustee may seek or request adequate protection in the form of a replacement Lien on such additional collateral, which Lien is subordinated to the Liens securing the First-Priority Lien Obligations and such DIP Financing (and all Obligations relating thereto) on the same basis as the other Liens securing the Notes are so subordinated to the Liens securing First-Priority Lien Obligations under the Intercreditor

Agreement and (ii) in the event the Trustee seeks or requests adequate protection and such adequate protection is granted in the form of additional collateral, then the Trustee and the noteholders agree that the holders of the First-Priority Lien Obligations shall also be granted a senior Lien on such additional collateral as security for the applicable First-Priority Lien Obligations and any such DIP Financing and that any Lien on such additional collateral securing the Notes shall be subordinated to the Liens on such collateral securing the First-Priority Lien Obligations and any such DIP Financing (and all Obligations relating thereto) and any other Liens granted to the holders of First-Priority Lien Obligations as adequate protection on the same basis as the other Liens securing the notes are so subordinated to such Liens securing First-Priority Lien Obligations under the Intercreditor Agreement; and

(6)	until the discharge of First-Priority Lien Obligations has occurred, the Trustee, on behalf of itself and each noteholder, will not assert or enforce any claim under Section 506(c) of the Bankruptcy Code senior to or on a parity with the Liens securing the First-Priority Lien Obligations for costs or expenses of preserving or disposing of any collateral.

Subject to the terms of the Security Documents, the Issuers and the Note Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the Notes (other than any cash, securities, obligations and Cash Equivalents constituting part of the Collateral and deposited with the Intercreditor Agent in accordance with the provisions of the Security Documents and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

Release of Collateral

The Issuers and the Note Guarantors will be entitled to the releases of property and other assets included in the Collateral from the Liens securing the Notes and Note Guarantees, at the Issuers’ sole cost and expense, under any one or more of the following circumstances:

(1)	if all other Liens on such property or assets securing First-Priority Lien Obligations (including all commitments and letters of credit thereunder) are released; provided, however, that if the Issuers or any Note Guarantor subsequently Incurs First-Priority Lien Obligations that are secured by liens on property or assets of the Issuers or any Note Guarantor of the type constituting the Collateral and the related Liens are Incurred in reliance on clause (6)(C) of the definition of Permitted Liens, then the Company will be required to reinstitute the security arrangements with respect to the Collateral in favor of the Notes, which, in the case of any such subsequent First-Priority Lien Obligations, will be second-priority Liens on the Collateral securing such First-Priority Lien Obligations to the same extent provided by the Security Documents and on the terms and conditions of the security documents relating to such First-Priority Lien Obligations, with the second-priority Lien held either by the administrative agent, collateral agent or other representative for such First-Priority Lien Obligations or by a collateral agent or other representative designated by the Company to hold the second-priority Liens for the benefit of the holders of the Notes and subject to an intercreditor agreement that provides the administrative agent or collateral agent substantially the same rights and powers as afforded under the Intercreditor Agreement;

(2)	to enable us to consummate the disposition of such property or assets to the extent not prohibited under the covenant described under “—Certain Covenants—Asset Sales;”

(3)	in the case of a Note Guarantor that is released from its Note Guarantee with respect to the Notes, the release of the property and assets of such Note Guarantor; or

(4)	as described under “—Amendments and Waivers” below.

If an Event of Default under the Indenture exists on the date on which the First-Priority Lien Obligations are repaid in full and terminated (including all commitments and letters of credit thereunder), the second-priority Liens on the Collateral securing the Notes and Note Guarantees will not be released, except to the extent the

Collateral or any portion thereof was disposed of in order to repay the First-Priority Lien Obligations secured by the Collateral, and thereafter the Trustee (or another designated representative acting at the direction of the holders of a majority of outstanding principal amount of the Notes and Other Second Lien Obligations) will have the right to direct the Intercreditor Agent to foreclose upon the Collateral (but in such event, the Liens on the Collateral securing the Notes will be released when such Event of Default and all other Events of Default under the Indenture cease to exist).

The second-priority security interests in all Collateral securing the Notes and Note Guarantees also will be released upon (i) payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the Notes and all other Obligations under the Indenture, the Note Guarantees and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid (including pursuant to a satisfaction and discharge of the Indenture as described below under “—Satisfaction and Discharge”) or (ii) a legal defeasance or covenant defeasance under the Indenture as described below under “—Defeasance.”

Note Guarantees

Each of the Company’s direct and indirect Restricted Subsidiaries (other than Finance Co.) that are wholly owned Domestic Subsidiaries on the Issue Date and guarantee Indebtedness under a Credit Agreement have jointly and severally, irrevocably and unconditionally guarantee on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest or additional interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Note Guarantors being herein called the “Guaranteed Obligations”). The Guaranteed Obligations of each Note Guarantor are secured by second-priority security interests (subject to Permitted Liens) in the Collateral owned by such Note Guarantor. The Note Guarantors have agreed to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Note Guarantees.

Each Note Guarantee has been limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Note Guarantor without rendering the Note Guarantee, as it relates to such Note Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. The Company will cause each Restricted Subsidiary (other than Finance Co.) that is a wholly owned Domestic Subsidiary (unless such Subsidiary is a Receivables Subsidiary) that guarantees certain Indebtedness of the Company or any of the Note Guarantors to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Notes on the same secured and unsubordinated basis. See “—Certain Covenants—Future Note Guarantors.”

The Notes are not guaranteed by NewPage Investment Company LLC or any of its Subsidiaries (collectively, the “NewPage Entities”), nor will any of the assets of the NewPage Entities constitute Collateral for the Notes because none of such entities have guaranteed the Indebtedness under any Credit Agreement (or pledged assets to secure such Indebtedness). NewPage Holdings, Inc. is a Note Guarantor and has executed a Note Guarantee in respect of the Notes.

Each Note Guarantee is a continuing guarantee and will:

(1)	remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2)	subject to the next succeeding paragraph, be binding upon each such Note Guarantor and its successors; and

(3)	inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

A Note Guarantee of a Note Guarantor will be automatically released upon:

(1)	the sale, disposition or other transfer (including through merger or consolidation) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Note Guarantor is no longer a Restricted Subsidiary), of the applicable Note Guarantor if such sale, disposition or other transfer is not prohibited by the Indenture, and such Note Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, any Credit Agreement and any other Indebtedness of the Company or any Restricted Subsidiary of the Company,

(2)	the Company designating such Note Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary,”

(3)	the release or discharge of the guarantee by such Restricted Subsidiary of Indebtedness which resulted in the obligation to guarantee the Notes, and

(4)	the Issuers’ exercise of their legal defeasance option or covenant defeasance option as described under “—Defeasance,” or if the Issuers’ obligations under the Indenture are discharged in accordance with the terms of the Indenture.

A Note Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing First-Priority Lien Obligations, subject to, in each case, the application of the proceeds of such foreclosure in the manner described under “—Security for the Notes.”

Change of Control

Upon the occurrence of a Change of Control, each holder will have the right to require the Issuers to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem Notes as described under “—Optional Redemption.” A “Change of Control” means the occurrence of any of the following events:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2)	the Issuers become aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Company or any direct or indirect parent of the Company; or

(3)	individuals who on the Issue Date constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by (a) a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved or (b) the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

Within 30 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Notes as described under “—Optional Redemption,” the Issuers shall mail a notice (a “Change of Control Offer”) to each holder of the Notes, or deliver electronically if held by DTC, with a copy to the Trustee stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Notes purchased.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Notes repurchased by the Issuers pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of the Issuers. Notes purchased by a third party pursuant to the preceding paragraph will have the status of Notes issued and outstanding.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this paragraph by virtue thereof.

The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings.

The occurrence of events that would constitute a Change of Control would constitute a default under each Credit Agreement and require an offer to repurchase the Existing Senior Secured Notes, the New Senior Secured Notes, the Existing Secured Notes, and the New Senior Subordinated Notes. Future Indebtedness of the Issuers may contain prohibitions on certain events which would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain, and for the avoidance of doubt, the term “all or substantially all,” when applied to the Collateral, as set forth above, shall not be read to mean “any” of the Collateral as a result of the Issuers or the relevant Subsidiary being in the “zone of insolvency.”

Under a recent Delaware Chancery Court interpretation of a change-of-control repurchase requirement with a continuing director provision (as does the definition of “Change of Control” for purposes of the Indenture), a board of directors may approve a slate of shareholder-nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit the Company’s Board of Directors to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such directors would not constitute a “Change of Control” under the Indenture that would trigger the rights of a holder of Notes to require a repurchase of the Notes pursuant to this covenant.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Indenture. If on any date following the Issue Date, (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day and continuing at all times thereafter (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”) until the Reversion Date (as defined below), if any, the covenants specifically listed under the following captions in this “Description of Second Priority Exchange Notes” section will not be applicable to the Notes (collectively, the “Suspended Covenants”):

(1)	“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(2)	“—Limitation on Restricted Payments;”

(3)	“—Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(4)	“—Asset Sales;”

(5)	“—Transactions with Affiliates;” and

(6)	clause (4) of the first paragraph of “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

The period of time between the Covenant Suspension Event and the Reversion Date is referred to in this description as the “Suspension Period.” During the Suspension Period, the Liens securing the Note Obligations will permanently terminate (and the Issuers or the relevant Subsidiary will not be required to reinstate such Liens even if a Reversion Date occurs).

If and while the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants, the Notes will be entitled to substantially less covenant protection. In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Company and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The Issuers will provide the Trustee with notice of each Covenant Suspension Event or Reversion Date within five Business Days of the occurrence thereof.

On each Reversion Date, all Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified as having been Incurred or issued pursuant to the first paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below or one of the clauses set forth in the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below (to the extent such Indebtedness or Disqualified Stock or Preferred Stock would be permitted to be Incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock or Preferred Stock would not be so permitted to be Incurred or issued pursuant to the first or second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” such Indebtedness or Disqualified Stock or Preferred Stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (c) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitation on Restricted Payments” will be made as though the covenant described under “—Limitation on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of “—Limitation on Restricted Payments.” As described above, however, no Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Company or its Restricted Subsidiaries during the Suspension Period.

For purposes of the “—Asset Sales” covenant, on the Reversion Date, the unutilized Excess Proceeds amount will be reset to zero.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Indenture provides that:

(1)	the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2)	the Company will not permit any of its Restricted Subsidiaries (other than Finance Co. or a Note Guarantor) to issue any shares of Preferred Stock;

provided, however, that any Issuer and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of the Company for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations will not apply to:

(a)

the Incurrence by the Company or its Restricted Subsidiaries of Indebtedness under any Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount outstanding at any one time not to exceed: (i) an amount equal to the greater of (1) $325.0 million and (2) the Borrowing Base; plus

(ii) the greater of (x) $50.0 million and (y) an amount such that, on a pro forma basis after giving effect to the Incurrence of such Indebtedness (and the application of the net proceeds therefrom), the Consolidated Secured Debt Ratio would be no greater than 3.25 to 1.00;

(b)	the Incurrence by the Company and the Note Guarantors of Indebtedness represented by the Notes (not including any Additional Notes issued subsequent to the closing of the Exchange Offer Transactions) and, for the avoidance of doubt, including any PIK Notes issued from time to time and any guarantees thereof, and the Note Guarantees (including the Exchange Notes and related guarantees thereof) and the New Senior Subordinated Notes and the guarantees thereof (and any exchange notes and related Guarantees thereof);

(c)	Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b));

(d)	(1) Indebtedness (including Capitalized Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries, Disqualified Stock issued by the Company or any of its Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries of the Company to finance (whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) and (2) Acquired Indebtedness; in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding that was Incurred pursuant to this clause (d), does not exceed the greater of $75.0 million and 5.0% of Total Assets at the time of Incurrence;

(e)	Indebtedness Incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or any acquisition or disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g)	Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness owed to a Restricted Subsidiary that is neither Finance Co. nor a Note Guarantor is subordinated in right of payment to the obligations of the Company under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(h)	shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i)	Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if Finance Co. or a Note Guarantor Incurs such Indebtedness to a Restricted

Subsidiary that is neither Finance Co. nor a Note Guarantor, such Indebtedness is subordinated in right of payment to the Notes (in the case of Finance Co.) or the Note Guarantee of such Note Guarantor, as applicable; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j)	Hedging Obligations that are not incurred for speculative purposes and (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; and/or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(k)	obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(l)	Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary of the Company and Preferred Stock of any Restricted Subsidiary of the Company not otherwise permitted under the Indenture in an aggregate principal amount, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (l), does not exceed $100.0 million at any one time outstanding (it being understood that any Indebtedness Incurred under this clause (l) shall cease to be deemed Incurred or outstanding for purposes of this clause (l) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which the Company, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (l));

(m)	any guarantee (or co-issuance in the case of Finance Co.) by an Issuer or a Note Guarantor of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by such Issuer or such Restricted Subsidiary is permitted under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Note Guarantee of such Restricted Subsidiary, as applicable, any such guarantee (or co-issuance in the case of Finance Co.) of such Issuer or Note Guarantor with respect to such Indebtedness shall be subordinated in right of payment to the Notes or such Note Guarantor’s Note Guarantee with respect to the Notes, as applicable, substantially to the same extent as such Indebtedness is subordinated to the Notes or the Note Guarantee of such Restricted Subsidiary, as applicable;

(n)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Company which serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant and clauses (b), (c), (d), (n), (o), (s), (t) and/or (w) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)

has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following the last date of maturity of the Notes;

(2)	has a Stated Maturity which is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) 91 days following the maturity date of the Notes;

(3)	to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the Notes or the Note Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the Notes or the Note Guarantee of such Restricted Subsidiary, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock;

(4)	is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium, fees and expenses Incurred in connection with such refinancing;

(5)	shall not include (x) Indebtedness of a Restricted Subsidiary of the Company that is neither Finance Co. nor a Note Guarantor that refinances Indebtedness of an Issuer or a Restricted Subsidiary that is a Note Guarantor, or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(6)	in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (d) or (s), shall be deemed to have been Incurred and to be outstanding under such clause (d) or (s), as applicable, and not this clause (n) for purposes of determining amounts outstanding under such clauses (d) and (s);

provided, further, that (A) subclauses (1), (2) and (3) of this clause (n) will not apply to any refunding or refinancing of the Notes, the Old Second Lien Notes, the Existing Floating Rate Second Lien Notes or any secured Indebtedness constituting First-Priority Lien Obligations, and (B) subclause (3) of this clause (n) will not apply to any refunding or refinancing of the Senior Subordinated Notes, to the extent such refunding or refinancing occurs within one year of the Stated Maturity thereof;

(o)	Indebtedness, Disqualified Stock or Preferred Stock of (x) the Company or any of its Restricted Subsidiaries Incurred to finance an acquisition or (y) Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged or amalgamated into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that after giving pro forma effect to such acquisition and the Incurrence of such Indebtedness either:

(1)	the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant; or

(2)	the Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

(p)	Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to the Company or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(q)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(r)	Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(s)	Contribution Indebtedness;

(t)	Indebtedness of Foreign Subsidiaries Incurred for working capital purposes;

(u)	Indebtedness of the Company or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(v)	Indebtedness issued by the Company or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, or their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or any of its direct or indirect parent companies to the extent permitted under clause (4) of the definition of “Permitted Payments;”

(w)	Indebtedness in respect of the New Senior Secured Notes in an aggregate amount not to exceed $650.0 million;

(x)	Indebtedness in respect of the NewPage Term Loan Facility in an aggregate amount not to exceed $750.0 million; and

(y)	the Incurrence by the NewPage Entities of Indebtedness under the NewPage ABL Facility and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount outstanding at any one time not to exceed the greater of (i) $550.0 million and (ii) the NewPage Borrowing Base.

For purposes of determining compliance with this covenant, in the event that an item, or a portion of such item, taken by itself, of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (y) above or such item is (or portion, taken by itself, would be) entitled to be Incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, divide, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness or any portion thereof in any manner that complies (based on circumstances existing at the time of such division, classification or reclassification) with this covenant; provided that all Indebtedness under the First-Lien Revolving or ABL Facility outstanding on the Issue Date shall be deemed to have been Incurred pursuant to clause (a) and the Company shall not be permitted to reclassify all or any portion of such Indebtedness under the Credit Agreement outstanding on the Issue Date until such Indebtedness is no longer outstanding. Accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness with the same terms (including any increase to the principal amount of the Notes as a result of the payment of PIK Interest), the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

Any Indebtedness Incurred under an ABL Facility pursuant to clause (a) of the second paragraph of this covenant shall be deemed for purposes of this covenant to have been Incurred on the date such Indebtedness was first Incurred until such Indebtedness is actually repaid, other than pursuant to “cash sweep” provisions or any similar provisions under any credit facility that provides that such Indebtedness is deemed to be repaid daily (or otherwise periodically).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

For the avoidance of doubt, notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company and its Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

For the avoidance of doubt, the principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving the Company (other than (A) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2)	purchase or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company;

(3)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Company or any of its Restricted Subsidiaries (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement, and (B) Indebtedness permitted under clauses (g) or (i) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4)	make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	immediately after giving effect to such transaction on a pro forma basis, the Company could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries on or after the Issue Date (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of the definition of “Permitted Payments,” but excluding all other Restricted Payments that are Permitted Payments), is less than the amount equal to the Cumulative Credit.

“Cumulative Credit” means the sum of (without duplication):

(1)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period, the “Reference Period”) from the first day of the fiscal quarter in which the Issue Date occurs to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2)	100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by the Company after the Issue Date from the issue or sale of Equity Interests of the Company (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, Disqualified Stock and the Cash Contribution Amount), including Equity Interests issued upon conversion of Indebtedness or Disqualified Stock or upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries), plus

(3)	100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount), plus

(4)	the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of the Company or any Restricted Subsidiary thereof issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Company (other than Disqualified Stock) or any direct or indirect parent of the Company (provided that in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5)	100% of the aggregate amount received by the Company or any Restricted Subsidiary in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received by the Company or any Restricted Subsidiary from:

(a)	the sale or other disposition (other than to the Company or a Restricted Subsidiary of the Company) of Restricted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Restricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the definition of “Permitted Payments”),

(b)	the sale (other than to the Company or a Restricted Subsidiary of the Company) of the Capital Stock of an Unrestricted Subsidiary, or

(c)	a distribution or dividend from an Unrestricted Subsidiary, plus

(6)	in the event any Unrestricted Subsidiary of the Company has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investment of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the definition of “Permitted Payments” or constituted a Permitted Investment).

The Fair Market Value of property other than cash covered by clauses (2), (3), (4), (5) and (6) of the definition of “Cumulative Credit” shall be determined in good faith by the Company and

(a)	in the event of property with a Fair Market Value in excess of $10.0 million, shall be set forth in an Officers’ Certificate or

(b)	in the event of property with a Fair Market Value in excess of $20.0 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of the Company.

The foregoing provisions will not prohibit the following items (“Permitted Payments”):

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)

(a)	the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Company or any direct or indirect parent of the Company or Subordinated Indebtedness of the Company, any direct or indirect parent of the Company, Finance Co. or any Note Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of the Company or any direct or indirect parent of the Company or contributions to the equity capital of the Company (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”); and

(b)	the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(3)	the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of any Issuer or any Note Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of an Issuer or a Note Guarantor which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(a)	the principal amount of such new Indebtedness does not exceed the principal amount, plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired plus any tender premiums, defeasance costs or other fees and expenses incurred in connection therewith),

(b)	such Indebtedness is subordinated to the Notes or the related Note Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(c)	such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired or (y) 91 days following the maturity date of the Notes, and

(d)	such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following the last date of maturity of the Notes;

(4)	the redemption, repurchase, retirement or other acquisition (or dividends to any direct or indirect parent of the Company to finance any such redemption, repurchase, retirement or other acquisition) for value of Equity Interests of the Company or any direct or indirect parent of the Company held by any future, present or former employee, director or consultant of the Company or any direct or indirect parent of the Company or any Subsidiary of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $15.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years, subject to a maximum payment (without giving effect to the following proviso) of $15.0 million in any calendar year); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent of the Company (to the extent contributed to the Company) to members of management, directors or consultants of the Company and its Restricted Subsidiaries or any direct or indirect parent of the Company that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus

(b)	the cash proceeds of key man life insurance policies received by the Company or any direct or indirect parent of the Company (to the extent contributed to the Company) or the Company’s Restricted Subsidiaries after the Issue Date;

provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year;

(5)	the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6)

the declaration and payment of dividends or distributions (a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and (b) to any direct or indirect parent of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of the Company issued after the Issue Date; provided, however, that, (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis (including a pro forma application of the net proceeds therefrom), the Company would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by the Company from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(7)	Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) on or after the Issue Date, that are at that time outstanding, not to exceed $25.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8)	the payment of dividends on the Company’s common stock (or the payment of dividends to any direct or indirect parent of the Company to fund the payment by such direct or indirect parent of the Company of dividends on such entity’s common stock) of up to 6% per annum of the net proceeds received by the Company from any public offering of common stock of the Company or any direct or indirect parent of the Company;

(9)	Restricted Payments that are made with Excluded Contributions;

(10)	other Restricted Payments in an aggregate amount not to exceed $50.0 million;

(11)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries;

(12)

(a)	with respect to each tax year or portion thereof that the Company qualifies as a Flow Through Entity, the distribution by the Company to the holders of Equity Interests of the Company (or to any direct or indirect parent of the Company or holders of Equity Interests in such parent); and

(b)	with respect to any tax year or portion thereof that the Company does not qualify as a Flow Through Entity, the payment of dividends or other distributions to any direct or indirect parent company of the Company that files a consolidated U.S. federal tax return that includes the Company and its subsidiaries, in each case in an amount not to exceed the amount that the Company and its Restricted Subsidiaries would have been required to pay in respect of federal, state or local taxes (as the case may be) in respect of such year if the Company and its Restricted Subsidiaries paid such taxes directly as a stand-alone taxpayer (or stand-alone group) (and deeming the Company to be a taxpaying corporation and parent of a group if it is a Flow Through Entity);

(13)	the payment of any Restricted Payments, other distributions or other amounts or the making of loans or advances by the Company, if applicable:

(a)	in amounts required for any direct or indirect parent of the Company, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any direct or indirect parent of the Company, if applicable, and general corporate overhead expenses of any direct or indirect parent of the Company, if applicable, in each case to the extent such fees and expenses are attributable to the ownership or operation of the Company, if applicable, and its Subsidiaries;

(b)	in amounts required for any direct or indirect parent of the Company, if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Company or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Company Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c)	in amounts required for any direct or indirect parent of the Company to pay fees and expenses, other than to Affiliates of the Company, related to any unsuccessful equity or debt offering of such parent;

(14)	cash dividends or other distributions on the Company’s Capital Stock used to, or the making of loans to any direct or indirect parent of the Company to, fund the Transactions and the payment of fees and expenses incurred in connection with the Transactions or in respect of amounts owed by the Company or any direct or indirect parent of the Company, as the case may be, or Restricted Subsidiaries of the Company to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates;”

(15)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16)	purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(17)	Restricted Payments by the Company or any Restricted Subsidiary to allow the payment in good faith of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(18)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “—Change of Control” and “—Asset Sales;” provided, that all Notes tendered by holders of the Notes in connection with a Change of Control or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(19)	any payments made, including any such payments made to any direct or indirect parent of the Company to enable it to make payments, in connection with the consummation of the Transactions or as contemplated by the Acquisition Documents (other than payments to any Permitted Holder or any Affiliate thereof);

(20)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness, or any dividend or distribution to any direct or indirect parent of the Company to fund any repurchase, redemption or other acquisition or retirement for value of any Indebtedness of such parent (a) in an aggregate amount not to exceed 50% of so-called “black liquor” payment proceeds received after March 31, 2009, (b) in an aggregate amount not to exceed 50% of the net proceeds from the sale of Specified Non-Core Assets, and (c) in an aggregate amount not to exceed $50.0 million; provided that in the case of clauses (a), (b) or (c), no such repurchases, redemptions or other acquisitions or retirements may be made from Affiliates of the Company; provided, further, that in the case of clauses (a) or (c) on a pro forma basis after giving effect to such Restricted Payment, the Company’s Unrestricted Cash, together with committed and available borrowing capacity under its Credit Agreements, is at least $75.0 million;

(21)	any “deemed dividend” resulting from, or in connection with, the filing of a consolidated or combined tax return by a direct or indirect parent of the Company (and not involving any cash distribution from the Company); and

(22)	any Restricted Payment among the Company and/or its Restricted Subsidiaries made pursuant to the Shared Services Agreement.

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (7), (10) and (11), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of the Company’s Subsidiaries were Restricted Subsidiaries, other than subsidiaries designated as Unrestricted Subsidiaries as of the Issue Date pursuant to the Company’s existing Indebtedness, consisting of (i) Bucksport Leasing LLC, which has no material operations, (ii) Verso Quinnesec REP LLC, which in connection with certain limited recourse financing, was an obligor on certain related party debt and owns restricted cash and a parcel of land at the Quinnesec mill with certain renewable energy facilities used by the mill under a long term lease, (iii) Verso Androscoggin Power LLC, which was an obligor under a credit facility agreement providing for a $40 million revolving credit facility, which was secured by all of Verso Androscoggin Power LLC’s assets and (iv) Verso Bucksport Power LLC, which owned a 72% undivided interest in a cogeneration power plant producing steam and electricity associated with our Bucksport mill. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)	(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to a Credit Agreement and the other Senior Credit Documents, the Senior Lien Intercreditor Agreement, the First-Priority Intercreditor Agreement, the First-Lien Intercreditor Agreement, the Existing Notes, the indentures governing the Existing Notes and the guarantees thereof;

(2)	(i) the Indenture, the Notes (and any Exchange Notes and guarantees thereof), the Security Documents and the Intercreditor Agreement and (ii) the New Senior Subordinated Notes Indenture and the New Senior Subordinated Notes (and any exchange notes and guarantees thereof);

(3)	applicable law or any applicable rule, regulation or order;

(4)	any agreement or other instrument relating to Indebtedness of a Person acquired by the Company or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or a portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its subsidiaries, or the property or assets of the Person and its subsidiaries, so acquired;

(5)	contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6)	secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9)	purchase money obligations or Capitalized Lease Obligations, in each case for property so acquired or leased in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10)	customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease;

(11)	any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12)	other Indebtedness, Disqualified Stock or Preferred Stock (i) of the Company or any Restricted Subsidiary of the Company that is Finance Co. or a Note Guarantor that is Incurred subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (ii) that is Incurred by any Restricted Subsidiary of the Company that is not a Note Guarantor subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(13)	any Restricted Investment not prohibited by the covenant described under “—Limitation on Restricted Payments” or any Permitted Investment; or

(14)	any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Company or a Restricted Subsidiary of the Company to other Indebtedness Incurred by the Company or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Company or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Company) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary of the Company (other than liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets or that are otherwise cancelled or terminated in connection with the transaction with such transferee,

(b)	any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary of the Company from such transferee that are converted by the Company or such Restricted Subsidiary of the Company into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of 3.0% of Total Assets and $45.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value) shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 365 days after the Company’s or any Restricted Subsidiary of the Company’s receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary of the Company may apply the Net Proceeds from such Asset Sale, at its option:

(1)	(y) to repay Indebtedness constituting First-Priority Lien Obligations (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto), the Notes, any Indebtedness of a Foreign Subsidiary or Pari Passu Indebtedness (provided, that if the Company or any Note Guarantor shall so reduce Obligations under Pari Passu Indebtedness, the Issuers will equally and ratably reduce Obligations under the Notes through open market purchases (provided that such purchases are at or above 100% of the principal amount thereof) and/or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, of the pro rata principal amount of Notes) or Indebtedness of a Restricted Subsidiary that is not an Issuer or a Note Guarantor, in each case other than Indebtedness owed to the Company or an Affiliate of the Company or (z) to repay ABL Obligations, to the extent the Net Proceeds are from an Asset Sale of ABL Priority Collateral (including indirect Asset Sales of ABL Priority Collateral due to the sale of the Capital Stock of a Person);

(2)	to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company), assets, or property or capital expenditures, in each case used or useful in a Similar Business; and/or

(3)	to make an investment in any one or more businesses (provided that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company), properties or assets that replace the properties and assets that are the subject of such Asset Sale.

In the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided, that (x) such investment is consummated within

545 days after receipt by the Company or any Restricted Subsidiary of the Net Proceeds of any Asset Sale and (y) if such investment is not consummated within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below).

Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary of the Company may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not otherwise prohibited by the Indenture. Any Net Proceeds from any Asset Sale that are not applied as provided and within 365 days after the Company’s or any Restricted Subsidiary of the Company’s receipt of the Net Proceeds of any Asset Sale (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Issuers shall make an offer to all holders of Notes (and, at the option of the Issuers, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Pari Passu Indebtedness), that is at least $1.00 and an integral multiple of $1.00 in excess thereof, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within 10 Business Days after the date that Excess Proceeds exceeds $15.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes (and such Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee (upon receipt of notice from the Issuers of the aggregate principal amount to be selected) shall select the Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. The Company and its Restricted Subsidiaries may make an Asset Sale Offer under this covenant using Net Proceeds prior to the time any such Net Proceeds become Excess Proceeds, in which case such Net Proceeds shall be deemed to have been applied within the time frame required by this covenant.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

If more Notes (and such Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Notes for purchase will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed (and the Issuers shall notify the Trustee of any such listing), or if such Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with the requirements of the DTC, if applicable); provided, no Notes of $1.00 or less shall be purchased in part. Selection of such Pari Passu Indebtedness will be made pursuant to the terms of such Pari Passu Indebtedness.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, or delivered electronically if held by DTC, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

Transactions with Affiliates

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $10.0 million, unless:

(a)	such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1)	(a) transactions between or among the Company and/or any of its Restricted Subsidiaries and (b) any merger of the Company and any direct parent of the Company; provided, that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Company and such merger is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2)	Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and Permitted Investments;

(3)	(x) the entering into of any agreement (and any amendment or modification of any such agreement) to pay, and the payment of, annual management, consulting, monitoring and advisory fees to the Sponsors in an aggregate amount in any fiscal year not to exceed the greater of (A) $2.5 million and (B) 2.0% of Adjusted EBITDA of the Company and its Restricted Subsidiaries for the immediately preceding fiscal year, and expense reimbursement; provided, however, that any payment not made in any fiscal year may be carried forward and paid in the following two fiscal years and (y) the payment of the present value of all amounts payable pursuant to any agreement described in clause 3(x) in connection with the termination of such agreement;

(4)	the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary or any direct or indirect parent of the Company;

(5)	payments by the Company or any of its Restricted Subsidiaries to the Sponsors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are (x) made pursuant to the agreements with the Sponsors described in the Issuers’ offering circular dated May 28, 2009 or the Offering Memorandum (or in the documents incorporated by reference therein) or (y) approved by a majority of the Board of Directors of the Company in good faith;

(6)	transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7)	payments or loans (or cancellation of loans) to employees or consultants which are approved by a majority of the Board of Directors of the Company in good faith;

(8)	any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of the Company;

(9)	the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of the Acquisition Documents or any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date;

(10)	the execution of the Transactions and the payment of all fees and expenses related to the Transactions, including fees to the Sponsors, which are described in the final offering circular for the Existing Senior Secured Notes issued on March 21, 2012 or the Offering Memorandum (or in the documents incorporated by reference therein) or contemplated by the Acquisition Documents;

(11)	(a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to the Company and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the Company, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(12)	any transaction effected as part of a Qualified Receivables Financing;

(13)	the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Person;

(14)	the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or any direct or indirect parent of the Company or of a Restricted Subsidiary of the Company, as appropriate, in good faith;

(15)	the entering into of any tax sharing agreement or arrangement and any payments permitted by clause (12) of the second paragraph of the covenant described under “—Limitation on Restricted Payments;”

(16)	any contribution to the capital of the Company;

(17)	transactions permitted by, and complying with, the provisions of the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;”

(18)	transactions between the Company or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Company or any direct or indirect parent of the Company; provided, however, that such director abstains from voting as a director of the Company or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(19)	pledges of Equity Interests of Unrestricted Subsidiaries;

(20)	any employment agreements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(21)	intercompany transactions undertaken in good faith (as certified by a responsible financial or accounting officer of the Company in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of the Company and its Subsidiaries and not for the purpose of circumventing any covenant set forth in the Indenture; and

(22)	any transactions made pursuant to the Shared Services Agreement.

Liens

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist (i) any Lien on any asset or property of the Company or such Restricted Subsidiary securing Indebtedness (other than Permitted Liens) unless the Notes are equally and ratably secured with (or on a senior basis to) the Indebtedness so secured until such time as such Indebtedness is no longer secured by a Lien or (ii) any Lien securing any First-Priority Lien Obligation of any Issuer or any Note Guarantor without effectively providing that the Notes or the applicable Note Guarantee, as the case may be, shall be granted a second-priority security interest (subject to Permitted Liens) upon the assets or property constituting the collateral for such First-Priority Lien Obligations, except as set forth under “—Security for the Notes;” provided, however, that if granting such second-priority security interest requires the consent of a third party, the Company will use commercially reasonable efforts to obtain such consent with respect to the second-priority security interest for the benefit of the Trustee on behalf of the holders of the Notes; provided, further, however, that if such third party does not consent to the granting of such second-priority security interest after the use of commercially reasonable efforts, the Company will not be required to provide such security interest.

Clause (i) of the preceding paragraph will not require the Company or any Restricted Subsidiary of the Company to secure the Notes if the relevant Lien consists of a Permitted Lien. Any Lien which is granted to secure the Notes or such Note Guarantee under clause (i) of the preceding paragraph (unless also granted pursuant to clause (ii) of the preceding paragraph) shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Notes or such Note Guarantee under such clause (i).

For purposes of determining compliance with this covenant, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category (or portion thereof) of permitted Liens described in clauses (1) through (32) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of one or more of the categories(or portions thereof) of permitted Liens described in clauses (1) through (32) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, divide, classify or reclassify, or later divide, classify, or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies (based on circumstances existing at the time of such division, classification or reclassification) with this covenant and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the clauses (or portion thereof) of the definition of “Permitted Liens” and such Lien securing such item of Indebtedness will be treated as being Incurred or existing pursuant to only one of such clauses (or portion thereof) or pursuant to the first paragraph of this covenant.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of the Company, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of “Indebtedness.”

Reports and Other Information

The Indenture provides that notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Company will file with the SEC (and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after it files them with the SEC) within the time periods specified in the SEC’s rules and regulations:

(1)	annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(2)	quarterly reports on Form 10-Q (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(3)	current reports on Form 8-K (or any successor or comparable form) following the occurrence of an event required to be therein reported, and

(4)	any other information, documents and other reports which the Company would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will put such information on its website, in addition to providing such information to the Trustee and the holders, in each case within 15 days after the time the Company would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

In the event that:

(a)	the rules and regulations of the SEC permit the Company and any direct or indirect parent of the Company to report at such parent entity’s level on a consolidated basis and

(b)	such parent entity of the Company is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of the Company,

such consolidated reporting at such parent entity’s level in a manner consistent with that described in this covenant for the Company will satisfy this covenant.

In addition, the Company will make such information available to prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, it will furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to above to the Trustee and the holders if the Company has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available.

In the event that any direct or indirect parent of the Company is or becomes a Note Guarantor of the Notes, the Indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such direct or indirect parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Note Guarantors and the other Subsidiaries of the Company on a standalone basis, on the other hand.

Future Note Guarantors

The Indenture provides that the Company will cause each Restricted Subsidiary that is a wholly owned Domestic Subsidiary and that guarantees Indebtedness of the Company or any of the Note Guarantors (unless such Subsidiary is Finance Co. or a Receivables Subsidiary) to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the Notes. Each Note Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Note Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Note Guarantee shall be released in accordance with the provisions of the Indenture described under “—Note Guarantees.”

Limitation on Business Activities of Finance Co.

The Indenture provides that Finance Co. will not own any material assets or other property, other than Indebtedness or other obligations owing to Finance Co. by the Company and its Restricted Subsidiaries and Cash Equivalents, or engage in any trade or conduct any business other than treasury, cash management, hedging and cash pooling activities and activities incidental thereto. Finance Co. will not Incur any material liabilities or obligations other than the Note Obligations, its Obligations under the Credit Agreements, its Obligations under the Existing Notes, its Obligations under the New Senior Subordinated Notes and other Indebtedness permitted to be Incurred by Finance Co. as described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and liabilities and obligations pursuant to business activities permitted by this covenant. Finance Co. shall be a Wholly Owned Subsidiary of the Company at all times.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Company

The Indenture provides that the Company may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not the Company is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1)	the Company is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called a “Successor Company”);

(2)	the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture, the Notes and the Security Documents pursuant to supplemental indentures;

(3)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Company (including any Successor Company thereto) or any of its Restricted

Subsidiaries as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing;

(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Company (including any Successor Company thereto) or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of such transaction), either

(a)	the Company (including any Successor Company thereto) would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b)	the Fixed Charge Coverage Ratio for the Company (including any Successor Company thereto) and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5)	each Note Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Note Guarantee shall apply to such Person’s obligations under the Indenture and the Notes; and

(6)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures (if any) comply with the Indenture.

A Successor Company (if other than the Company) will succeed to, and be substituted for, the Company under the Indenture and the Notes, and in such event the Company will automatically be released and discharged from its obligations under the Indenture and the Notes.

Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to the Company or to another Restricted Subsidiary, and (b) the Company may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating such Issuer in another state of the United States, the District of Columbia or any territory of the United States, so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby. This “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and its Restricted Subsidiaries.

Finance Co.

The Indenture provides that Finance Co. may not, directly or indirectly, consolidate, amalgamate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person, unless:

(1)	Finance Co. is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than Finance Co.) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (Finance Co. or such Person, as the case may be, being herein called a “Successor Co-Issuer”);

(2)	the Successor Co-Issuer (if other than Finance Co.) expressly assumes all the obligations of Finance Co. under the Indenture, the Notes and the Security Documents pursuant to supplemental indentures;

(3)	immediately after such transaction, no Default or Event of Default will have occurred and be continuing; and

(4)	the Successor Co-Issuer (if other than Finance Co.) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The Guarantors

The Indenture further provides that subject to certain limitations in the Indenture governing release of a Note Guarantee upon the sale or disposition of a Restricted Subsidiary of the Company that is a Note Guarantor, each Note Guarantor will not, and the Company will not permit any Note Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Note Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1)	either (a) such Note Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Note Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Note Guarantor or such Person, as the case may be, being herein called the “Successor Note Guarantor”) and the Successor Note Guarantor (if other than such Note Guarantor) expressly assumes all the obligations of such Note Guarantor under the Indenture, such Note Guarantors’ Note Guarantee and the Security Documents pursuant to a supplemental indenture, or (b) such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “—Certain Covenants—Asset Sales;” and

(2)	the Successor Note Guarantor (if other than such Note Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor Note Guarantor (if other than such Note Guarantor) will succeed to, and be substituted for, such Note Guarantor under the Indenture and such Note Guarantor’s Note Guarantee, and such Note Guarantor will automatically be released and discharged from its obligations under the Indenture and such Note Guarantor’s Note Guarantee. Notwithstanding the foregoing, (1) a Note Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Note Guarantor in another state of the United States, the District of Columbia or any territory of the United States or may convert into a limited liability company so long as the amount of Indebtedness of the Note Guarantor is not increased thereby and (2) a Note Guarantor may merge, amalgamate or consolidate with another Note Guarantor or an Issuer.

In addition, notwithstanding the foregoing, any Note Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (collectively, a “Transfer”) to any Restricted Subsidiary of the Company that is neither Finance Co. nor a Note Guarantor; provided that at the time of each such Transfer the aggregate amount of all such Transfers since the Issue Date shall not exceed 5.0% of the consolidated assets of the Company, Finance Co. and the Note Guarantors as shown on the most recent available balance sheet of the Company and the Restricted Subsidiaries after giving effect to each such Transfer and including all Transfers occurring from and after the Issue Date.

Defaults

An Event of Default is defined in the Indenture as:

(1)	a default in any payment of interest (including any additional interest) on any Note when due, continued for 30 days,

(2)	a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3)	the failure by the Company or any of its Restricted Subsidiaries to comply with the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” above,

(4)	the failure by the Company or any of its Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture,

(5)	the failure by the Company or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to the Company or a Restricted Subsidiary of the Company) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $20.0 million or its foreign currency equivalent (the “cross-acceleration provision”),

(6)	certain events of bankruptcy, insolvency or reorganization of the either Issuer or a Significant Subsidiary (the “bankruptcy provisions”),

(7)	failure by the Company or any Significant Subsidiary to pay final judgments aggregating in excess of $20.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”),

(8)	any Note Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Note Guarantor denies or disaffirms its obligations under the Indenture or any Note Guarantee and such Default continues for 10 days,

(9)	unless all of the Collateral has been released from the second-priority Liens in accordance with the provisions of the Security Documents, any Issuer shall assert or any Note Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Person that is a Subsidiary of the Company, the Company fails to cause such Subsidiary to rescind such assertions within 30 days after the Company has actual knowledge of such assertions, or

(10)	the failure by any Issuer or any Note Guarantor to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole (together with the defaults described in clauses (8) and (9) the “security default provisions”).

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) or (10) will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of outstanding Notes notify the Issuers of the default and the Company does not cure such default within the time specified in clause (4) and (10) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuers or a Significant Subsidiary) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes by notice to the Issuers, with a copy to the Trustee, may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuers or a Significant Subsidiary occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Company delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

In case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy,

(3)	such holders have offered the Trustee security or indemnity satisfactory to it against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses, liabilities and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail, or deliver electronically if held by DTC, to each holder of Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions and the provisions of the Intercreditor Agreement, the Indenture, the Intercreditor Agreement and the Note Documents may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment,

(2)	reduce the rate of or extend the time for payment of interest on any Note,

(3)	reduce the principal of or change the Stated Maturity of any Note,

(4)	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption” above,

(5)	make any Note payable in money other than that stated in such Note,

(6)	impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes,

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions,

(8)	except as expressly permitted by the Indenture, modify any Note Guarantee in any manner adverse to the holders,

(9)	expressly subordinate the Notes or any Note Guarantee in right of payment to any other Indebtedness of the Issuers or any Note Guarantor, or

(10)	make any change in the provisions in the Security Documents or the Indenture dealing with the application of proceeds of Collateral that would adversely affect the holders of the Notes.

Without the consent of the holders of at least two-thirds in aggregate principal amount of the Notes then outstanding, no amendment or waiver may release all or substantially all of the Collateral from the Lien of the Indenture and the Security Documents.

Without the consent of any holder, the Issuers, the Note Guarantors (as applicable) and the Trustee may amend the Indenture, the Intercreditor Agreement and the Note Documents to cure any ambiguity, omission, defect or inconsistency, to conform any provision to this “Description of Second Priority Exchange Notes,” to provide for the assumption by a Successor Company or Successor Co-Issuer of the obligations of an Issuer under the Indenture and the Notes, to provide for the assumption by a Successor Note Guarantor of the obligations of a Note Guarantor under the Indenture and its Note Guarantee, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, to add a Note Guarantee with respect to the Notes, to secure the Notes, to add additional assets as Collateral, to release Collateral from the Lien pursuant to the Indenture and the Security Documents when permitted or required by the Indenture or the Security Documents, to add to the covenants of the Company for the benefit of the holders or to surrender any right or power conferred upon the Issuers, to make any change that does not adversely affect the rights of any holder, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA to effect any provision of the Indenture to make certain changes to the Indenture to provide for the issuance of Additional Notes or, in the event that PIK Notes are issued in certificated form, to make appropriate changes to the Indenture to reflect an approximate minimum denomination of certificated PIK Notes and to establish minimum redemption amounts for certificated PIK Notes, as the case may be. In addition, the Intercreditor Agreement and the Security Documents may be amended to reflect the addition of holders of additional secured Indebtedness to the extent the grant of Liens to secure such Indebtedness is permitted by the Indenture. The Intercreditor Agreement provides that, subject to certain exceptions, any amendment, waiver or consent to any of the collateral documents with respect to First-Priority Lien Obligations will also apply automatically to the comparable Security Documents with respect to the Notes.

The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Issuers are required to mail to the respective Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or holder of any Equity Interests in the Company or any direct or indirect parent corporation, as such, will have any liability for any obligations of the Issuers under the Notes, the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a Noteholder to pay any taxes required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights and immunities of the Trustee and rights of registration or transfer or exchange of Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1)

either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	the Issuers and/or the Note Guarantors have paid all other sums payable under the Indenture; and

(3)	the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

The Issuers at any time may terminate all their obligations under the Notes and their obligations under the Indenture with respect to the holders of the Notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuers at any time may terminate their obligations under the covenants described under “—Certain Covenants” for the benefit of the Notes, the operation of the cross-acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision, the change of control default provision and the security default provisions described under “—Defaults” (but only to the extent that those provisions relate to the Defaults with respect to the Notes) and certain provisions of the covenant described under “—Change of Control” and “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”) for the benefit of the Notes. If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Note Guarantor will be released from all of its obligations with respect to its Note Guarantee and the Security Documents.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of its covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6), (7) (with respect only to Significant Subsidiaries), (8), (9), or (10) under “—Defaults” or because of the failure of the Company to comply with “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel from counsel of recognized standing in respect of U.S. federal income tax matters stating that holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable U.S. federal income tax law).

Concerning the Trustee

Wilmington Trust, National Association is the Trustee under the Indenture and was appointed by the Issuers as registrar (in such capacity, the “Registrar”) and a paying agent (in such capacity, the “Paying Agent”) with regard to the Notes.

Wilmington Trust, National Association or its affiliate, Wilmington Trust Company, serves as trustee for each of the Existing Notes and serves as the trustee for the New Senior Subordinated Notes. Consequently, if a

default occurs with respect to the Notes, the New Senior Subordinated Notes or any of the Existing Notes, Wilmington Trust, National Association or Wilmington Trust Company (as applicable) may be considered to have a conflicting interest for the purposes of the TIA. In that case, the applicable trustee may be required to resign under one or more of the indentures, and we would be required to appoint a successor trustee.

The Indenture contains and the TIA contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any “conflicting interest” (as defined in the TIA) it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

Governing Law

The Indenture provides that it and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“ABL Facility” means (i) the revolving credit agreement designated by the Company as the “ABL Facility” that was entered into on May 4, 2012, among Verso Paper Finance Holdings LLC, Verso Paper Holdings LLC and each other Subsidiary of the Company from time to time designated as a “Borrower” thereunder, the lenders and agents party thereto and Citibank, N.A. (or an affiliate thereof), as administrative agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time after the Issue Date, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the facility referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “ABL Facility,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“ABL Facility Documents” means the agreements and other instruments governing the ABL Facility, together with any guarantees thereof and any security documents, other collateral documents and other instruments relating thereto (including documents and instruments governing Hedging Obligations required by the ABL Facility or relating to ABL Obligations).

“ABL Obligations” means the Obligations of the borrowers and other obligors (including the Issuers and the Note Guarantors) under the ABL Facility or any of the other ABL Facility Documents, to pay principal, premium, if any, and interest (including any interest accruing after the commencement of bankruptcy or insolvency proceedings) when due and payable, and all other amounts due or to become due under or in connection with the ABL Facility Documents and the performance of all other Obligations of the obligors thereunder to the lenders and agents under the ABL Facility Documents, according to the respective terms thereof.

“ABL Priority Collateral” means any and all of the following assets and properties now owned or at any time hereafter acquired by the Issuers and the Note Guarantors: (a) all accounts; (b) all inventory; (c) to the extent evidencing, governing, securing or otherwise related to the items referred to in the preceding clauses

(a) and (b), all (i) general intangibles, (ii) chattel paper, (iii) instruments and (iv) documents; (d) all payment intangibles (including corporate tax refunds), other than any payment intangibles that represent tax refunds in respect of or otherwise relate to real property, fixtures or equipment; (e) all payments received from the Issuers and the Note Guarantors’ credit card clearinghouses and processors or otherwise in respect of all credit card charges for sales of inventory by the Issuers and the Note Guarantors; (f) all collection accounts, deposit accounts, securities accounts and commodity accounts and any cash or other assets in any such accounts (other than separately identified cash proceeds of Notes Priority Collateral) and securities entitlements and other rights with respect thereto; (g) to the extent relating to any of the items referred to in the preceding clauses (a) through (f) constituting ABL Priority Collateral, all supporting obligations and letter-of-credit rights; (h) all books and records related to the foregoing; and (i) all products and proceeds of any and all of the foregoing in whatever form received, including proceeds of insurance policies related to inventory of the Issuers or any Note Guarantor and business interruption insurance (in each case, except to the extent constituting proceeds of Collateral that is not ABL Priority Collateral).

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition by the Company and certain of its Affiliates of certain assets and equity interests in certain entities, in each case related to the catalog and magazine paper business of International Paper Company, a New York corporation, pursuant to the Agreement of Purchase and Sale.

“Acquisition Documents” means (i) the Agreement of Purchase and Sale and any other document entered into in connection therewith and (ii) the Merger Agreement and any other document entered into in connection therewith or contemplated thereby, in each case as amended, supplemented or modified from time to time.

“Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1)	Consolidated Taxes; plus

(2)	Consolidated Interest Expense; plus

(3)	Consolidated Non-cash Charges; plus

(4)	business optimization income and expenses and other restructuring charges or expenses (which, for the avoidance of doubt, shall include, without limitation, the effect of inventory optimization programs, plant closure, retention, systems establishment costs and excess pension charges); provided that with respect to each business optimization expense or other restructuring charge, the Company shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such expense or charge and stating that such expense or charge is a business optimization expense or other restructuring charge, as the case may be; plus

(5)	the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsors (or any accruals relating to such fees and related expenses) during such period pursuant to the terms of the agreements between the Sponsors and the Company and its Subsidiaries as described with particularity in the final offering circular for the Existing Senior Secured Notes issued on March 21, 2012 or the Offering Memorandum (or the documents incorporated by reference therein) and as in effect on the Issue Date; plus

(6)	non-operating expenses (minus non-operating income);

less,	without duplication,

(7)	non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period and any items for which cash was received in a prior period).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Agreement of Purchase and Sale” means the agreement of purchase and sale, dated as of June 4, 2006, by and among International Paper Company, a New York corporation, CMP Investments LP, a Delaware limited partnership, and CMP Holdings LLC, a Delaware limited liability company, as amended, supplemented or modified from time to time.

“Applicable Accounting Standards” means, initially, GAAP; provided, however, that the Company may, upon not less than sixty (60) days’ prior written notice to the Trustee, change to IFRS; provided, however, that notwithstanding the foregoing, if the Company changes to IFRS, it may elect, in its sole discretion, to continue to utilize GAAP for the purposes of making all calculations under the Indenture that are subject to Applicable Accounting Standards and the notice to the Trustee required upon the change to IFRS shall set forth whether or not the Company intends to continue to use GAAP for purposes of making all calculations under the Indenture. In the event the Company elects to change to IFRS for purposes of making calculations under the Indenture, references in the Indenture to a standard or rule under GAAP shall be deemed to refer to the most nearly comparable standard or rule under IFRS.

“Applicable Cash Interest Rate” means (i) prior to the consummation of the Merger, 8.75% per annum and (ii) following the consummation of the Merger, 10.00% per annum, in each case applicable to the outstanding principal amount of the Notes during the respective period.

“Applicable Premium” means, with respect to any Note on any applicable redemption date as determined by the Issuers, the greater of:

(1)	1% of the then outstanding principal amount of the Note; and

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the Note, at August 1, 2017 (such redemption price being set forth in the applicable table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on the Note through August 1, 2017 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the then outstanding principal amount of such Note.

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) outside the ordinary course of business of the Company or any Restricted Subsidiary of the Company (each referred to in this definition as a “disposition”) or

(2)	the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary of the Company) (whether in a single transaction or a series of related transactions),

(3)	in each case other than:

(a)	a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out property or equipment in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c)	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments”;

(d)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value of less than $10.0 million;

(e)	any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to a Restricted Subsidiary of the Company;

(f)	any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater market value or usefulness to the business of the Company and its Restricted Subsidiaries as a whole, as determined in good faith by the Company, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $10.0 million shall be evidenced by an Officers’ Certificate, and (2) $20.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Company;

(g)	foreclosure on assets of the Company or any of its Restricted Subsidiaries;

(h)	any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j)	any sale of inventory or other assets in the ordinary course of business;

(k)	any grant in the ordinary course of business of any license(s) of patents, trademarks, know-how or any other intellectual property;

(l)	a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(m)	the sale of any property in a Sale/Leaseback Transaction within six months of the acquisition of such property;

(n)	any sale of Specified Non-Core Assets; and

(o)	any disposition made pursuant to the Shared Services Agreement.

“Bank Indebtedness” means any and all amounts payable under or in respect of a Credit Agreement and the other Senior Credit Documents, as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Bankruptcy Code” means Title 11 of the United States Code.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Borrowing Base” means, as of any date, the sum of (x) 90% of the book value of the inventory of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date, (y) 90% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date and (z) 100% of the Unrestricted Cash of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date, in each case (a) calculated on a consolidated basis in accordance with Applicable Accounting Standards (calculated on a pro forma basis to give effect to any Investment, acquisition, disposition, mergers, consolidations and dispositions, mergers, consolidations and discontinued operation, in each case with such pro forma adjustments as are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio) and (b) excluding any such assets which are then being included in the NewPage Borrowing Base to permit the incurrence of Indebtedness under clause (y) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” For the avoidance of doubt, clause (b) shall only apply so long as the ABL Facility and NewPage ABL Facility are separate and distinct facilities.

“Bucksport Co-Gen Assets” means all right, title and interest of Verso Bucksport LLC in, to and under the Amended and Restated Co-Ownership, Operating & Mutual Sales Agreement, dated as of July 27, 1999, by and between Champion International Corporation and Bucksport Energy LLC (as the same may be amended from time to time on terms, taken as a whole, not materially adverse to the holders of Notes, in the good-faith determination of the Company), including without limitation any ownership interests as tenants in common in the property rights established pursuant thereto.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City or the place of payment.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock or shares;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with Applicable Accounting Standards.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Company described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1)	U.S. dollars, pounds sterling, euros, the national currency of any member state in the European Union or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the U.S. government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3)	in the case of any Foreign Subsidiary, securities issued or directly and fully guaranteed or insured by the government of the jurisdiction of such Foreign Subsidiary, or any agency or instrumentality thereof, in each case with maturities not exceeding 270 days after the date of acquisition and held by it from time to time in the ordinary course of business;

(4)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(5)	repurchase obligations for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)	commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(7)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(8)	Indebtedness issued by Persons (other than the Sponsors or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s in each case with maturities not exceeding two years from the date of acquisition;

(9)	investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (8) above; and

(10)	instruments equivalent to those referred to in clauses (1) through (9) above denominated in euros or any other foreign currency and comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all the collateral described in the Security Documents.

“Collateral Agent” means Wilmington Trust, National Association, in its capacity as “Collateral Agent” under the Indenture, the Intercreditor Agreement and the Security Documents and any successor thereto in such capacity.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and expensing of any bridge or other financing fees); plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; plus

(3)	commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than the Company and its Restricted Subsidiaries; minus

(4)	interest income for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)	any net after-tax extraordinary, nonrecurring or unusual gains or losses or income, expenses or charges (less all fees and expenses relating thereto), including, without limitation, any expenses related to any reconstruction, recommissioning or reconfiguration of fixed assets for alternate uses, any expenses constituting transition expenses in connection with the Transactions, any severance expenses, any fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition or Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments in connection with the Transactions, in each case, shall be excluded;

(2)	any increase in amortization or depreciation or any one-time non-cash charges or reductions in Net Income, in each case resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated shall be excluded;

(3)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4)	any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Company) shall be excluded;

(6)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(7)	the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8)

solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than Finance Co. or any Note Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9)	an amount equal to the amount of Tax Distributions actually made to any parent or equity holder of such Person in respect of such period in accordance with clause (12) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10)	any impairment charges or asset write-offs and amortization of intangibles in each case arising pursuant to the application of Applicable Accounting Standards shall be excluded;

(11)	any non-cash expense realized or resulting from employee benefit plans or post-employment benefit plans, grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(12)	any (a) severance or relocation costs or expenses, (b) one-time non-cash compensation charges, (c) the costs and expenses after the Issue Date related to employment of terminated employees, (d) costs or expenses realized in connection with, resulting from or in anticipation of the Transactions or (e) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(13)	accruals and reserves that are established within twelve months after the Issue Date and that are so required to be established in accordance with Applicable Accounting Standards shall be excluded;

(14)	solely for purposes of calculating Adjusted EBITDA, (a) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(15)	(a)(i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 shall be excluded;

(16)	unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the applications of FAS 52 shall be excluded;

(17)	solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of the Company calculated in accordance with Applicable Accounting Standards and the actual Consolidated Taxes paid in cash by the Company during any Reference Period shall be included;

(18)	any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded; and

(19)	non-cash charges for deferred tax asset valuation allowances shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of the Company or a Restricted Subsidiary of the Company to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (4) and (5) of the definition of Cumulative Credit contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with Applicable Accounting Standards, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Secured Debt Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries on the date of determination that constitutes First-Priority Lien Obligations (with any Indebtedness Incurred pursuant to clause (a)(ii)(y) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” deemed to be a First-Priority Lien Obligation for this purpose in connection with any measurement of the Consolidated Secured Debt Ratio pursuant to such clause) less the Unrestricted Cash of the Company and its Restricted Subsidiaries on such date to (b) the aggregate amount of Adjusted EBITDA for the then most recent four fiscal quarters for which internal financial statements of the Company and its Restricted Subsidiaries are available in each case with such pro forma adjustments to Consolidated Total Indebtedness and Adjusted EBITDA as are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio; provided, however, that solely for purposes of the calculation of the Consolidated Secured Debt Ratio, in connection with the Incurrence of any Lien pursuant to clause (6)(C) of the definition of “Permitted Liens,” the Company or its Restricted Subsidiaries may elect, pursuant to an Officers’ Certificate delivered to the Trustee, to treat all or any portion of the commitment under any Indebtedness (including any Bank Indebtedness) which is to be secured by such Lien as being Incurred at such time and any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

“Consolidated Taxes” means provision for taxes based on income, profits or capital, including, without limitation, state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Income.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries (excluding any undrawn letters of credit) consisting of Capitalized Lease Obligations, bankers’ acceptances, Indebtedness for borrowed money and Indebtedness in respect of the deferred purchase price of property or services and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and its Restricted Subsidiaries and all Preferred Stock of Restricted Subsidiaries of Company, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, in each case determined on a consolidated basis in accordance with Applicable Accounting Standards.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of any Issuer or any Note Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of such Issuer or such Note Guarantor after the Issue Date; provided, that:

(1)	such cash contributions have not been used to make a Restricted Payment,

(2)	if the aggregate principal amount of such Contribution Indebtedness is greater than the aggregate amount of such cash contributions to the capital of such Issuer or such Note Guarantor, as the case may be, the amount in excess shall be Indebtedness (other than secured Indebtedness) with a Stated Maturity later than the Stated Maturity of the Notes, and

(3)	such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the Incurrence date thereof.

“Credit Agreement” means (i) (A) the ABL Facility and (B) the First-Lien Revolving Facility, in each case, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, after the Issue Date, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not any credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent of the Company (other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“DIP Financing” has the meaning ascribed to such term under “—Security Documents and Intercreditor Agreement.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Notes (including the purchase of any Notes tendered pursuant thereto)),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3)	is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the Notes; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common stock or Preferred Stock of the Company or any direct or indirect parent of the Company, as applicable (other than Disqualified Stock), other than:

(1)	public offerings with respect to the Company’s or such direct or indirect parent’s common stock registered on Form S-8; and

(2)	any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Notes” means new Notes issued in an exchange offer registered under the Securities Act in respect of the Notes issued in the transactions not registered under the Securities Act (including those Notes issued in the Second Lien Notes Exchange Offer).

“Exchange Offer Transactions” means the Second Lien Notes Exchange Offer and the Senior Subordinated Notes Exchange Offer and transactions related thereto.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of the Company) received by the Company after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of the Company or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of the Company on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Excluded Equity” means:

(1)	the issued and outstanding voting equity interests of any Foreign Subsidiary directly owned by a Pledgor, to the extent the pledge of any such equity interest would cause more than 65% of the outstanding voting equity interests of such Foreign Subsidiary to be pledged;

(2)	to the extent applicable law requires that a Subsidiary of a Pledgor issue director’ qualifying shares, such shares or nominee or other similar shares,

(3)	any equity interests of a Subsidiary to the extent that, as of the Issue Date, and for so long as, such a pledge of such equity interests would violate applicable law or an enforceable contractual obligation binding on or relating to such equity interests;

(4)	any equity interests acquired after the Issue Date in a person that is not a Subsidiary if, and to the extent that, and for so long as, a grant of a security interest in such equity interest would violate applicable law or an enforceable contractual obligation binding on or relating to such equity interests (if such obligation existed at the time of acquisition of such equity interests and was not created or made binding on such equity interests in contemplation of or in connection with the acquisition of such equity interests); and

(5)	equity interests owned by Verso Paper LLC in each of (a) Androscoggin Reservoir Company and (b) Gulf Island Oxygenation Project L.P., for so long as such interests are subject to an enforceable contractual obligation (including rights of first refusal) restricting the grant of a security interest therein.

“Existing Floating Rate Second Lien Notes” means the Second-Priority Senior Secured Floating Rate Notes due 2014 issued by the Issuers.

“Existing NewPage ABL Facility” means the Credit Agreement dated as of December 21, 2012 among the NewPage Entities party thereto, the lenders party thereto from time to time, J.P. Morgan Chase Bank, N.A., as administrative agent, and certain other parties thereto, as amended, supplemented or otherwise modified from time to time to the date hereof.

“Existing NewPage Term Loan Facility” means the Credit and Guaranty Agreement dated as of December 21, 2012 among the NewPage Entities party thereto, the lenders party thereto from time to time, Barclays Bank PLC, as administrative agent and collateral agent, and certain other parties thereto, as amended, supplemented or otherwise modified from time to time to the date hereof.

“Existing Notes” means (i) the Existing Senior Secured Notes, (ii) the Existing Secured Notes, (iii) the Old Second Lien Notes, (iv) the Existing Floating Rate Second Lien Notes and (v) the Old Subordinated Notes.

“Existing Second Lien Notes” means the (i) the Existing Floating Rate Second Lien Notes and (ii) the Old Second Lien Notes.

“Existing Secured Notes” means the 11.75% Secured Notes due 2019 issued by the Issuers.

“Existing Senior Secured Notes” means the 11.75% Senior Secured Notes due 2019 issued by the Issuers.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“First-Lien Intercreditor Agreement” means (i) the intercreditor agreement dated as of May 11, 2012 among Citibank, N.A., as intercreditor agent and agent under the ABL Facility, Credit Suisse AG, Cayman Islands Branch, as administrative agent under the First-Lien Revolving Facility, Wilmington Trust, National Association, as trustee under the Existing Senior Secured Notes, and Wilmington Trust, National Association, as trustee under the Existing Secured Notes, the Issuers, and the other parties from time to time party thereto, as heretofore and hereafter amended, restated, supplemented or otherwise modified from time to time and (ii) any other intercreditor agreement that is not materially less favorable to the holders of the Notes than the intercreditor agreement referred to in clause (i).

“First-Lien Revolving Facility” means (i) the first-priority revolving facility entered into May 4, 2012, among the Issuers and each other Subsidiary of the Company from time to time designated a “Borrower” thereunder, the lenders and agents party thereto and Credit Suisse, as administrative agent, as may be amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time after the Issue Date, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “First-Lien Revolving Facility,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“First-Priority Intercreditor Agreement” means (i) the intercreditor agreement dated as of May 4, 2012 among Credit Suisse AG, Cayman Islands Branch, as first-lien revolving facility collateral agent, Wilmington Trust, National Association, as trustee under the Existing Senior Secured Notes and as collateral agent, the Issuers, and the other parties from time to time party thereto, as heretofore and hereafter amended, restated, supplemented or otherwise modified from time to time and (ii) any other intercreditor agreement that is not materially less favorable to the holders of the Notes than the intercreditor agreement referred to in clause (i).

“First-Priority Lien Obligations” means (i) all Secured Bank Indebtedness, (ii) all Obligations in respect of the Existing Senior Secured Notes and the New Senior Secured Notes (and any refinancing of any of the foregoing that is secured by a Lien on the Collateral ranking senior to the Liens securing the Notes), (iii) all Obligations in respect of the Existing Secured Notes (and any refinancing of any of the foregoing that is secured by a Lien on the Collateral ranking senior to the Liens securing the Notes), (iv) all Indebtedness secured by Liens permitted pursuant to clause (32)(b) or (c) of the definition of Permitted Liens (or any refinancing, refunding, extension, renewal or replacement thereof pursuant to clause (20) of such definition), but only if and to the extent such Indebtedness is secured by Liens on assets of the Issuers or any Guarantors, which Liens rank senior in priority to the Liens securing the Notes, and (v) all other Obligations of the Company or any of its Subsidiaries in

respect of Hedging Obligations or Obligations in respect of cash management services in each case owing to a Person that is a holder of Secured Bank Indebtedness or an Affiliate of such holder at the time of entry into such Hedging Obligations or Obligations in respect of cash management services.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of Adjusted EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances under any Qualified Receivables Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period (including in the case of any such Incurrence or issuance a pro forma application of the net proceeds therefrom).

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with Applicable Accounting Standards), in each case with respect to an operating unit of a business, and any operational changes that the Company or any of its Restricted Subsidiaries has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations (including the Transactions), discontinued operations and operational changes (and the change of any associated fixed charge obligations and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Company as set forth in an Officers’ Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions) and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote 4 to the “Summary Historical Consolidated Financial Data” under “Summary” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of twelve months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with Applicable Accounting Standards. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	Consolidated Interest Expense of such Person for such period, and

(2)	all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Flow Through Entity” means an entity that is treated as a partnership not taxable as a corporation, a grantor trust or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which were in effect on August 1, 2006. For the purposes of the Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates and/or commodity prices.

“holder” or “noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“IFRS” means the International Financial Reporting Standards, as promulgated by the International Accounting Standards Board (or any successor board or agency), as in effect on the date of the election, if any, by the Company to change Applicable Accounting Standards to IFRS; provided that IFRS shall not include any provisions of such standards that would require a lease that would be classified as an operating lease under GAAP to be classified as indebtedness or a finance or capital lease.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1)	the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation Incurred in the ordinary course of business, and (ii) any earn-out obligations until such obligations become a liability on the balance sheet of such Person in accordance with Applicable Accounting Standards), which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with Applicable Accounting Standards;

(2)	to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3)	to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; and

(4)	to the extent not otherwise included, with respect to the Company and its Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, the Company or any of its Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of the Company or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing; or (5) obligations under the Acquisition Documents.

Notwithstanding anything in the Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Company, qualified to perform the task for which it has been engaged.

“Intercreditor Agent” has the meaning given to such term in the Intercreditor Agreement.

“Intercreditor Agreement” means (i) (a) the intercreditor agreement dated as of August 1, 2006 among Credit Suisse, Cayman Islands Branch, as agent under the Senior Credit Documents, Wilmington Trust Company, as trustee under the Existing Second Lien Notes, the Issuers, each Note Guarantor and the other parties from time to time party thereto, as heretofore and hereafter amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof and the Indenture, and (b) an intercreditor agreement to be entered into on the Issue Date among Credit Suisse, Cayman Islands Branch, as agent under the Senior Credit Documents, the Trustee, the Issuers, each Note Guarantor and the other parties from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof and the Indenture and (ii) any other intercreditor agreement that is not materially less favorable to the holders of the Notes than the intercreditor agreement referred to in clause (i).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)	securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among the Company and its Subsidiaries;

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by Applicable Accounting Standards to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)	the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(b)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means August 1, 2014, the date on which the Notes were initially issued.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of the Company or any direct or indirect parent of the Company, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or managers or whose nomination for election by the equityholders of the Company or any direct or indirect parent of the Company, as applicable, was approved by a vote of a majority of the directors of the Company or any direct or indirect parent of the Company, as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of the Company or any direct or indirect parent of the Company, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of the Company or any direct or indirect parent of the Company, as applicable.

“Merger” means the merger of NewPage Holdings Inc. with and into Verso Merger Sub Inc., with NewPage Holdings Inc. continuing as the surviving corporation and a wholly owned subsidiary of the Company.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of January 3, 2014, by and among Verso Paper Corp., Verso Merger Sub Inc. and NewPage Holdings, Inc., and any other agreements or instruments contemplated thereby, in each case as amended, restated, supplemented or modified from time to time.

“Merger Closing Date” means the date of the consummation of the Merger.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with Applicable Accounting Standards and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto) or any Tax Distributions resulting therefrom, amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with Applicable Accounting Standards against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“NewPage ABL Facility” means (i) the Asset-Based Revolving Credit Agreement, dated as of February 11, 2014, by and among NewPage Investment Company LLC as holdings, NewPage Corporation as borrower, the subsidiaries of NewPage Corporation party thereto, the lenders party thereto, Barclays Bank PLC as administrative agent and as collateral agent, BMO Harris Bank. N.A. as co-collateral agent, Barclays Bank PLC,

Credit Suisse Securities (USA) LLC, UBS Securities LLC, BMO Capital Markets Corp. and Wells Fargo Bank, National Association as joint lead arrangers and joint book runners, and Credit Suisse AG, UBS Securities LLC, BMO Harris Bank N.A. and Wells Fargo Bank, National Association as co-syndication agents, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the facility referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “NewPage ABL Facility,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“NewPage Term Loan Facility” means (i) the First Lien Credit Agreement, dated as of February 11, 2014, by and among NewPage Investment Company LLC as holdings, NewPage Corporation as borrower, the subsidiaries of NewPage Corporation party thereto, the lenders party thereto, Credit Suisse AG, Cayman Islands Branch as administrative agent and as collateral agent, Credit Suisse Securities (USA) LLC, Barclays Bank PLC, UBS Securities LLC, BMO Capital Markets Corp. as joint lead arrangers and joint book runners, and Wells Fargo Bank, National Association as documentation agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the facility referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “NewPage Term Loan Facility,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“NewPage Borrowing Base” means, as of any date, the sum of (x) 90% of the book value of the inventory of the NewPage Entities as of the end of the most recent fiscal quarter preceding such date, (y) 90% of the book value of the accounts receivable of the NewPage Entities as of the end of the most recent fiscal quarter preceding such date and (z) 100% of the Unrestricted Cash of the NewPage Entities as of the end of the most recent fiscal quarter preceding such date, in each case (a) calculated on a consolidated basis in accordance with Applicable Accounting Standards (calculated on a pro forma basis to give effect to any Investment, acquisition, disposition, mergers, consolidations and dispositions, mergers, consolidations and discontinued operation, in each case with such pro forma adjustments as are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio) and (b) excluding any such assets which are then being included in the Borrowing Base to permit the incurrence of Indebtedness under clause (a) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” For the avoidance of doubt, clause (b) shall only apply so long as the ABL Facility and NewPage ABL Facility are separate and distinct facilities.

“New Senior Secured Notes” means new first-priority senior secured notes to be issued by the Issuers in connection with the Merger.

“New Senior Subordinated Notes” means the Adjustable Senior Subordinated Notes to be issued by the Issuers in the Senior Subordinated Notes Exchange Offer.

“New Senior Subordinated Notes Indenture” means the indenture to be entered into among the Issuers, Wilmington Trust, National Association, as trustee, and the other parties thereto, with respect to the New Senior Subordinated Notes, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“Note Documents” means the Indenture, the Notes, the Note Guarantees and the Security Documents.

“Note Guarantee” means any guarantee of the Obligations of the Issuers under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture.

“Note Guarantor” means any Person that Incurs a Note Guarantee; provided that upon the release or discharge of such Person from its Note Guarantee in accordance with the Indenture, such Person ceases to be a Note Guarantor.

“Note Obligations” means the Obligations of the Issuers and any other obligor under the Indenture or any of the other Note Documents, including any Note Guarantor, to pay principal, premium, if any, and interest (including any interest accruing after the commencement of bankruptcy or insolvency proceedings) when due and payable, and all other amounts due or to become due under or in connection with the Note Documents and the performance of all other Obligations of the Issuers and the Note Guarantors to the Trustee, the Collateral Agent and the holders of Notes under Note Documents, according to the respective terms thereof.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee, the Collateral Agent and other third parties other than the holders of the Notes.

“Offering Memorandum” means the Amended and Restated Confidential Offering Memorandum and Consent Solicitation Statement, dated July 24, 2014.

“Officer” means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements set forth in the Indenture.

“Old Second Lien Notes” means the 8.75% Second Priority Senior Secured Notes due 2019 issued by the Issuers.

“Old Subordinated Notes” means the 11.375% Senior Subordinated Notes due 2016 issued by the Issuers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company.

“Other Second Lien Obligations” means other Indebtedness of the Company and the Restricted Subsidiaries that is equally and ratably secured with the Notes and is designated by the Company as an Other Second Lien Obligation.

“Pari Passu Indebtedness” means:

(1)	with respect to any Issuer, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes and is secured by Liens on the Collateral with the same priority as the Liens securing the Notes; and

(2)	with respect to any Note Guarantor, its Note Guarantee and any Indebtedness which ranks pari passu in right of payment to such Note Guarantor’s Note Guarantee and is secured by Liens on the Collateral with the same priority as the Liens securing the Note Guarantees.

“Permitted Holders” means, at any time, each of (i) the Sponsors, (ii) the Management Group, (iii) any Person that has no material assets other than the Capital Stock of the Company and, directly or indirectly, holds or acquires 100% of the total voting power of the Voting Stock of the Company or any direct or indirect parent company, and of which no other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any of the other Permitted Holders, holds more than 50% of the total voting power of the Voting Stock thereof and (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders and that, directly or indirectly, hold or acquire beneficial ownership of the Voting Stock of the Company (a “Permitted Holder Group”), so long as (1) each member of the Permitted Holder Group has voting rights proportional to the percentage of ownership interests held or acquired by such member and (2) no Person or other “group” (other than Permitted Holders) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by the Permitted Holder Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made (or is not required to be made) in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)	any Investment in the Company or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents or Investment Grade Securities;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, including, without limitation, the Merger;

(4)	any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date;

(6)	advances to employees not in excess of $15.0 million outstanding at any one time in the aggregate;

(7)	any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(9)	any Investment by the Company or any of its Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made on or after the Issue Date pursuant to this clause (9) that are at that time outstanding, not to exceed the greater of (x) $100.0 million and (y) 7.5% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10)	additional Investments by the Company or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made on or after the Issue Date pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of (x) $100.0 million and (y) 7.5% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12)	Investments the payment for which consists of Equity Interests of the Company (other than Disqualified Stock) or any direct or indirect parent of the Company, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of Cumulative Credit contained in “—Certain Covenants—Limitation on Restricted Payments;”

(13)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11)(b) of such paragraph);

(14)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15)	guarantees issued in accordance with the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Note Guarantors”;

(16)	Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(17)	any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(18)	additional Investments in joint ventures of the Company or any of its Restricted Subsidiaries existing on the Issue Date not to exceed $20.0 million at any one time;

(19)	any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Qualified Receivables Financing; and

(20)	Investments of a Restricted Subsidiary of the Company acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with a Restricted Subsidiary of the Company in a transaction that is not prohibited by the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation.

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)	Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties, Liens arising out of timber cutting, hauling or sales contracts, or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)

(A) Liens on assets of a Restricted Subsidiary that is not a Note Guarantor securing Indebtedness of such Restricted Subsidiary, permitted to be Incurred pursuant to the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (B) Liens securing Indebtedness permitted to be Incurred pursuant to clause (d) or (t) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (provided that in the case of such clause (t), such Lien does not extend to the property or assets of any Subsidiary of the Company other than a Foreign Subsidiary), (C) Liens Incurred to secure Indebtedness Incurred pursuant to the first paragraph of, or clause (a) or (l) (or (m) to the extent it guarantees any such Indebtedness) of the second paragraph of, the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such Lien is Incurred pursuant to this clause (6)(C) as designated by the Company; provided, however, that, other than with respect to Liens Incurred to secure Indebtedness Incurred pursuant to clauses (a) and (l) (or (m) to the extent it guarantees such Indebtedness) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” at the time of Incurrence and after giving pro forma effect thereto (including a pro forma application of the net proceeds therefrom), the Consolidated Secured Debt Ratio would be no greater than 3.25 to 1.00; provided further, however, that the immediately preceding proviso shall not apply to any Lien which is deemed to be Incurred under this clause (6)(C) by reason of the second proviso to clause (20) of this definition of “Permitted Liens” (except to the extent such Lien also secures Indebtedness in addition to the Indebtedness permitted to be secured thereby under clause (20)), (D) Liens securing Note Obligations in respect of the Notes and Note Guarantees issued on the Issue Date and (E) Liens on the Collateral securing any Indebtedness permitted to be incurred pursuant to the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” that rank junior to the Liens securing the Note Obligations.

(7)	Liens existing on the Issue Date (other than Liens described in clause (6)(C) above);

(8)	Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary of the Company;

(9)	Liens on assets or property at the time the Company or a Restricted Subsidiary of the Company acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Company or any Restricted Subsidiary of the Company; provided, however, that such Liens (other than Liens to secure Indebtedness Incurred pursuant to clause (o) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens (other than Liens to secure Indebtedness Incurred pursuant to clause (o) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) may not extend to any other property owned by the Company or any Restricted Subsidiary of the Company (other than pursuant to after acquired property clauses in effect with respect to such Liens at the time of acquisition on property of the type that would have been subject to such Liens notwithstanding the occurrence of such acquisition);

(10)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary of the Company permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	Liens securing Hedging Obligations and cash management Obligations not incurred in violation of the Indenture; provided, that with respect to Hedging Obligations and cash management Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(12)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(15)	Liens in favor of any Issuer or any Note Guarantor;

(16)	Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(17)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(18)	Liens on the Equity Interests of Unrestricted Subsidiaries;

(19)	grants of software and other technology licenses in the ordinary course of business;

(20)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6)(B), (6)(C), (6)(D), (7), (8), (9), (10), (11) and (15) and the following clause (32); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to the original Lien) that was subject to the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6)(B), (6)(C), (6)(D), (7), (8), (9), (10), (11), (15) and (32) at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement; provided further, however, that in the case of any Liens to secure any refinancing, refunding, extension or renewal of Indebtedness secured by a Lien referred to in clause (6)(C), the principal amount of any Indebtedness Incurred for such refinancing, refunding, extension or renewal shall be deemed secured by a Lien under clause (6)(C) and not this clause (20) for purposes of determining the principal amount of Indebtedness outstanding under clause (6)(C), for purposes of clause (1) under “—Release of Collateral” and for purposes of clause (a) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(21)	Liens on equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to the Company’s or such Restricted Subsidiary’s client at which such equipment is located;

(22)	judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24)	Liens Incurred to secure cash management services in the ordinary course of business;

(25)	other Liens in an aggregate principal amount not to exceed $20.0 million at any one time outstanding;

(26)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(27)	Liens on Equity Interests of Unrestricted Subsidiaries;

(28)	grants of software and other technology licenses in the ordinary course of business;

(29)	any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(30)	any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Company or any Restricted Subsidiary;

(31)	Liens arising by virtue of any statutory or common law provisions relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution; and

(32)	Liens securing (a) the New Senior Secured Notes, (b) the NewPage Term Loan Facility and (c) the NewPage ABL Facility.

Any provider of additional extensions of credit shall be entitled to rely on the determination of an Officer that Liens Incurred satisfy clause (6)(C) above if such determination is set forth in an Officers’ Certificate delivered to such provider; provided, however, that such determination will not affect whether such Lien actually was Incurred as permitted by clause (6)(C).

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Pledgors” means the Issuers and any of the Note Guarantors, collectively.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing of one or more Receivables Subsidiaries that meets the following conditions:

(1)	the Board of Directors of the Company shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and the Receivables Subsidiary;

(2)	all sales of accounts receivable and related assets to the Receivables Subsidiaries are made at Fair Market Value (as determined in good faith by the Company); and

(3)	the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Bank Indebtedness, Indebtedness in respect of the Notes or any Refinancing Indebtedness with respect to the Notes shall not be deemed a Qualified Receivables Financing.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company or any direct or indirect parent of the Company as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries); and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Company or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of the Company (or another Person formed for the purposes of engaging in Qualified Receivables Financing with the Company in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Company and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary and:

(a)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company (excluding (x) guarantees of obligations (other than the principal of and interest on, Indebtedness) pursuant to Standard Securitization Undertakings and (y) guarantees by other Receivables Subsidiaries), (ii) is recourse to or obligates the Company or any other Subsidiary of the Company (other than another Receivables Subsidiary) in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company (other than another Receivables Subsidiary), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b)	with which neither the Company nor any other Subsidiary of the Company (other than another Receivables Subsidiary) has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company; and

(c)	to which neither the Company nor any other Subsidiary of the Company (other than another Receivables Subsidiary) has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of New Second Lien Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company, including, without limitation, Finance Co.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary of the Company or between Restricted Subsidiaries of the Company.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Second Lien Notes Exchange Offer” means the Issuers’ offer to exchange the Notes for any and all outstanding Old Second Lien Notes pursuant to the Offering Memorandum.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Secured Bank Indebtedness” means (i) any Bank Indebtedness that is secured by a Permitted Lien Incurred or deemed Incurred pursuant to clause (6)(C) of the definition of Permitted Lien and (ii) the First-Lien Revolving Facility and the ABL Facility.

“Security Documents” means the security agreements, pledge agreements, collateral assignments and related agreements, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interests in the Collateral for the benefit of the Trustee and the holders of the Notes as contemplated by the Indenture.

“Senior Credit Documents” means the collective reference to a Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Senior Lien Intercreditor Agreement” means (i) the intercreditor agreement dated as of May 4, 2012 among Citibank, N.A., as collateral agent under the ABL Facility, Credit Suisse AG, Cayman Islands Branch, as collateral agent under the First-Lien Revolving Facility, Wilmington Trust, National Association, as trustee under the Existing Senior Secured Notes, the Issuers, and the other parties from time to time party thereto, as heretofore and hereafter amended, restated, supplemented or otherwise modified from time to time and (ii) any other intercreditor agreement that is not materially less favorable to the holders of the Notes than the intercreditor agreement referred to in clause (i).

“Senior Subordinated Notes” means (a) the Old Subordinated Notes and (b) the New Senior Subordinated Notes.

“Senior Subordinated Notes Exchange Offer” means the Issuers’ offer to exchange the New Senior Subordinated Notes for any and all outstanding Old Subordinated Notes pursuant to the Offering Memorandum.

“Shared Services Agreement” means the shared services agreement entered into on or contemporaneously with the consummation of the Merger on substantially the terms described in the Offering Memorandum between the Company and its Restricted Subsidiaries (other than the NewPage Entities) and NewPage Investment Company LLC or any of its subsidiaries, among others, in connection with the Merger, and any and all modifications thereto, substitutions therefor and replacements thereof so long as such modifications, substitutions and replacements are not materially less favorable, taken as a whole, to the Company and its Restricted Subsidiaries than the terms of such agreement as in effect upon the consummation of the Merger.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means a business, the majority of whose revenues are derived from the activities of the Company and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Specified Non-Core Assets” means hydro-electric dams and related assets.

“Sponsors” means (i) one or more investment funds controlled by Apollo Management, L.P. and its Affiliates (collectively, the “Apollo Sponsors”), (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Apollo Sponsor, provided that any Apollo Sponsor (x) owns a majority of the voting power and (y) controls a majority of the Board of Directors of the Company and (iii) any other Affiliate of Apollo Management, L.P. that is neither a “portfolio company” (which means a company actively engaged in providing goods or services to unaffiliated customers), whether or not controlled, nor a company controlled by a “portfolio company”.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to any Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Note Guarantor, any Indebtedness of such Note Guarantor which is by its terms subordinated in right of payment to its Note Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Tax Distributions” means any distributions described in clause (12) of the covenant entitled “—Certain Covenants—Limitation on Restricted Payments.”

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the Indenture.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company, calculated on a pro forma basis after giving effect to any acquisition or disposition of a Person or business subsequent to the date of such balance sheet and consummated substantially contemporaneously with or prior to the time of calculation.

“Transactions” refers collectively, and without limitation, to (i) the issuance of the Notes, (ii) the issuance of the New Senior Secured Notes, (iii) the issuance of the New Senior Subordinated Notes, (iv) the Exchange

Offer Transactions, (v) the amendment and/or amendment and restatement of the First-Lien Revolving Facility and the ABL Facility, (vi) the entry into the NewPage Term Loan Facility and the NewPage ABL Facility and the repayment in full of the Existing NewPage Term Loan Facility and the Existing NewPage ABL Facility and (vii) the Merger and the transactions related thereto.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of the most recently issued United States Treasury security as displayed by Bloomberg LP (or any successor service) on screens PX1 through PX8 (or any screens that may replace such screens on such service) that has a remaining term most nearly equal to the period from such redemption date, as determined by the Issuers, to August 1, 2017; provided, however, that if the period from such redemption date to August 1, 2017 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means:

(1)	any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and

(2)	who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Cash” means cash or Cash Equivalents of the Company or any of its Restricted Subsidiaries that would not appear as “restricted” on a consolidated balance sheet of the Company and its Subsidiaries.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries; provided, further, however, that either:

(1)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(2)	if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) the Company could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of

Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

Notwithstanding anything to the contrary herein, and without any further condition, qualification or action hereunder, subsidiaries designated as Unrestricted Subsidiaries as of the Issue Date under the agreements governing the Company’s existing Indebtedness, will be Unrestricted Subsidiaries.

“U.S. Government Obligations” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares required to be held by Foreign Subsidiaries) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF SUBORDINATED EXCHANGE NOTES

General

Verso Paper Holdings LLC (together with its successors in interest and each other Person that assumes the Obligations of the Company under the Notes pursuant to the Indenture, the “Company”) and Verso Paper Inc. (together with its successors in interest, “Finance Co.” and, together with the Company, the “Issuers”) issued $101,983,000 aggregate principal amount of Adjustable Senior Subordinated Notes (the “Initial Notes”) under an indenture (the “Indenture”) dated as of August 1, 2014, by and among the Issuers, as joint and several obligors, the Note Guarantors and Wilmington Trust, National Association, as trustee (in such capacity, the “Trustee”).

Upon the consummation of the Merger, the terms and conditions of the Notes were adjusted to the terms and conditions of as described in this “Description of Subordinated Exchange Notes.” Upon the consummation of the Merger, following notice from the Issuers to The Depository Trust Company (“DTC”) and the Trustee, (i) the principal amount of the Initial Notes was adjusted such that a holder of $1,000 principal amount of Notes immediately prior to the Merger held $620 principal amount of Notes immediately following the Merger (provided that any Initial Notes that, as adjusted, did not bear an authorized denomination were rounded down by the Issuers), (ii) the maturity date of the Initial Notes was extended from August 1, 2016 to August 1, 2020 (such date, the “Maturity Date”), (iii) the interest rate was adjusted such that the Notes bear interest from and after the date of the consummation of the Merger at a rate of 11.00% per annum entirely in cash plus 5.00% per annum payable entirely by increasing the principal amount of the outstanding Initial Notes or by issuing additional Initial Notes, (iv) the optional redemption provisions were amended as described below under “—Optional Redemption” and (v) certain other terms and conditions of the Initial Notes were modified to be as described in this “Description of Subordinated Exchange Notes.” Unless otherwise specified or the context requires otherwise, references to the Notes (as defined below) in this “Description of Subordinated Exchange Notes” refer to the Notes (and related terms and conditions) as adjusted following the consummation of the Merger.

The Issuers will issue the exchange notes under the Indenture. The terms of the exchange notes are identical in all material respects to the Initial Notes, except that upon completion of the exchange offer, the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights. We refer to the exchange notes as the “exchange notes.” Unless otherwise indicated by the context, references in this “Description of Subordinated Exchange Notes” section to the “Notes” include the Initial Notes and the exchange notes.

The Issuers may issue additional Notes (“Additional Notes”) from time to time under the Indenture. Any offering of Additional Notes is subject to the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The Notes, the PIK Notes (as defined below) and any Additional Notes subsequently issued under the Indenture will be treated as a single series of Notes for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. Holders of the Notes, PIK Notes and Additional Notes will vote as one class under the Indenture. It is possible, however, that any series of such Additional Notes (i) will not be fungible with other Notes for U.S. federal income tax purposes, (ii) will therefore be issued under a separate CUSIP number and (iii) will not trade fungibly with other Notes. In addition, in connection with the payment of PIK Interest in respect of the Notes, the Issuers are entitled to, without the consent of the holders, increase the outstanding principal amount of the Notes or issue additional Notes (“PIK Notes”) under the Indenture on the same terms and conditions as the Notes (in each case, a “PIK Payment”). Unless the context otherwise requires, for all purposes of the Indenture and this “Description of Subordinated Exchange Notes,” references to the Notes include any PIK Notes and any Additional Notes actually issued, references to “principal amount” of the Notes includes any increase in the principal amount of the outstanding Notes as a result of a PIK Payment and “Issue Date” refers to the first date the Notes are initially issued.

Finance Co. is a Wholly Owned Subsidiary of the Company that was created to be a co-issuer of securities of the Company, including the Notes. Finance Co. does not own and is not expected to own any significant assets.

The following summary of certain provisions of the Indenture and the Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the TIA. Capitalized terms used in this “Description of Subordinated Exchange Notes” section and not otherwise defined have the meanings set forth in the section “—Certain Definitions.” As used in this “Description of Subordinated Exchange Notes” section, references to “we,” “us” and “our” mean the Company and its Subsidiaries.

The Issuers have agreed, and by acceptance of a beneficial interest in the Notes each beneficial owner of the Notes will be deemed to have agreed, for U.S. federal income tax purposes, to treat the Notes as indebtedness that is subject to the regulations governing contingent payment debt instruments.

Terms of the Notes

The Notes are unsecured senior subordinated obligations of the Issuers and will mature on the Maturity Date. Each Note bears interest at the Applicable Cash Interest Rate per annum entirely in cash (“Cash Interest”) plus 5.00% per annum entirely by increasing the principal amount of the outstanding Notes or by issuing PIK Notes (“PIK Interest”), payable semiannually to holders of record at the close of business on the January 15 or July 15 immediately preceding the interest payment date on February 1 and August 1 of each year, commencing February 1, 2015. Notwithstanding anything to the contrary, the payment of accrued interest in connection with any redemption of Notes as described under “—Optional Redemption,” “—Change of Control” and “—Certain Covenants—Asset Sales” shall be made solely in cash.

Any PIK Interest on the Notes accrues at a rate of 5.00% per annum, the amount of such PIK Interest payable (x) with respect to Notes represented by one or more Global Notes registered in the name of, or held by, DTC or its nominee on the relevant record date, by increasing the principal amount of the outstanding global Notes by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest whole dollar) and (y) with respect to Notes represented by certificated Notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable period (rounded up to the nearest whole dollar), and the Trustee will, at the request of the Issuers, authenticate and deliver such PIK Notes in certificated form for original issuance to the holders on the relevant record date, as shown by the records of the register of holders. Following the increase in the principal amount of the outstanding Global Notes as a result of a PIK Payment, the Global Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable interest payment date and will bear interest from and after such date. All Notes issued pursuant to a PIK Payment will mature on August 1, 2020 and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the Notes issued on the Issue Date. Any certificated PIK Notes will be issued with the description PIK on the face of such PIK Note.

Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency designated by the Issuers (which initially shall be the principal corporate trust office of the Trustee).

The Notes will be issued only in fully registered form, without coupons, in minimum denominations of $1.00 and any integral multiple of $1.00 in excess thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith. The Issuers will not issue any amount that would result in the issuance of less than $1.00 principal amount of Notes.

Optional Redemption

On or after August 1, 2017, the Issuers may redeem the Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by the Issuers by first-class mail, or delivered electronically if held by DTC, to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the twelve-month period commencing on August 1 of the years set forth below:

Period	Redemption Price
2017	105.500%
2018	102.750%
2019 and thereafter	100.000%

In addition, prior to August 1, 2017, the Issuers may redeem the Notes at their option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by the Issuers by first-class mail, or delivered electronically if held by DTC, to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time on or prior to August 1, 2017, the Issuers may redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes) with the net cash proceeds of one or more Equity Offerings made after the Issue Date (1) by the Company or (2) by any direct or indirect parent of the Company, in each case to the extent the net cash proceeds thereof are contributed to the common equity capital of the Company or used to purchase Capital Stock (other than Disqualified Stock) of the Company from it, at a redemption price (expressed as a percentage of principal amount thereof) of 111.00%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 50% of the aggregate principal amount of the Notes (calculated after giving effect to any issuance of Additional Notes and after giving effect to the adjustment of the principal amount on the Merger Closing Date) must remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed by the Issuers, or delivered electronically if held by DTC, to each holder of Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof. In addition, any redemption described above or notice thereof may, at the Issuers’ discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering in the case of a redemption upon completion of an Equity Offering.

Selection

In the case of any partial redemption, selection of Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed, or if the Notes are not so listed (and the Issuers shall notify the Trustee of any such listing), on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with the requirements of the DTC, if applicable); provided that no Notes of $1.00 or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuers have deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest (if any) on, the Notes to be redeemed.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

Except under the circumstances described in the following paragraph, the Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuers may be required to offer to purchase Notes as described under “—Change of Control” and “—Certain Covenants—Asset Sales.”

If the Notes would, but for the application of the provision described in this paragraph, constitute “applicable high yield discount obligations” (“AHYDOs”) within the meaning of Section 163(i)(1) of the Internal Revenue Code of 1986 (the “Code”), and as a result the Issuers would otherwise be subject to limitations on their deduction of interest in respect of the Notes pursuant to Section 163(e)(5) of the Code, then, at the end of each “accrual period” (as defined in Treasury Regulations Section 1.1272-1(b)(1)(ii)) ending after the fifth anniversary of the “issue date” of the Notes for U.S. federal income tax purposes (each a “Special Mandatory Redemption Date”), the Issuers shall make a mandatory prepayment of principal or interest (any such prepayment a “Special Mandatory Redemption”) on each of the Notes, without premium or penalty, in an amount necessary to ensure that the Notes will not be treated as having “significant original issue discount” within the meaning of Section 163(i)(2) of the Code. Such mandatory prepayment will be applied against and reduce the amount due under the applicable Notes outstanding at such time (and shall be treated by the Issuers and the holders of the Notes first as a payment of accrued interest (original issue discount) on such Note for federal income tax purposes). The holders of the Notes and the Issuers intend that the Special Mandatory Redemptions be sufficient to result in each Note being treated as not having “significant original issue discount” within the meaning of Section 163(i)(2) of the Code, and this provision shall be interpreted and applied in a manner consistent with such intent. No partial redemption or repurchase of the Notes prior to each Special Mandatory Redemption Date pursuant to any other provisions of the Indenture will alter the Issuers’ obligation to make the Special Mandatory Redemption with respect to any Notes that remain outstanding on each Special Mandatory Redemption Date.

From time to time, the Issuers, their respective Affiliates or the Sponsors may acquire Notes through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, upon such terms and at such prices as the Issuers, their respective Affiliates or the Sponsors (as applicable) may determine (or as may be provided for in the Indenture), which may be more or less than the consideration received by participating holders in the Transactions and could be for cash or other consideration. There can be no assurance as to which, if any, of these alternatives or combinations thereof the Issuers, their respective Affiliates or the Sponsors may choose to pursue in the future.

Ranking

The indebtedness evidenced by the Notes is unsecured senior subordinated Indebtedness of the Issuers, is subordinated in right of payment to all existing and future Senior Indebtedness of the Issuers, ranks equally in right of payment with all existing and future Pari Passu Indebtedness of the Issuers and is senior in right of payment to all existing and future Subordinated Indebtedness of the Issuers. The Notes are also effectively subordinated to any Secured Indebtedness of the Issuers to the extent of the value of the assets securing such Secured Indebtedness. However, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under “—Defeasance” below is not subordinated to any Senior Indebtedness or subject to the restrictions described herein if the deposit of such money or U.S. Government Obligations into the defeasance trust did not otherwise violate the subordination provisions of the Indenture.

The indebtedness evidenced by the Note Guarantees is unsecured senior subordinated Indebtedness of the applicable Note Guarantor, is subordinated in right of payment to all existing and future Senior Indebtedness of such Note Guarantor, ranks equally in right of payment with all existing and future Pari Passu Indebtedness of such Note Guarantor and is senior in right of payment to all existing and future Subordinated Indebtedness of such Note Guarantor. The Note Guarantees are also effectively subordinated to any Secured Indebtedness of the applicable Note Guarantor to the extent of the value of the assets securing such Secured Indebtedness.

At March 31, 2015, the Company and its Subsidiaries had:

(1)	$1,704 million of Senior Indebtedness outstanding (including (i) $47 million outstanding under the ABL Facility (with $39 million of letters of credit outstanding thereunder and $32 million available for future borrowing thereunder, based on a borrowing base of $118 million and a maximum availability of $150.0 million), (ii) $47 million outstanding under the First-Lien Revolving Credit Facility (with no letters of credit outstanding thereunder and $3 million available for borrowing thereunder), (iii) $645 million aggregate principal amount of New Senior Secured Notes outstanding; (iv) $418 million aggregate principal amount of Existing Senior Secured Notes outstanding, (v) $272 million aggregate principal amount of Existing Secured Notes outstanding, (vi) $97 million aggregate principal amount of Old Second Lien Notes outstanding; and (vii) $178 million aggregate principal amount of New Fixed Rate Second Lien Notes; and

(2)	no Pari Passu Indebtedness outstanding, other than the Notes, and $41 million aggregate principal amount of Subordinated Indebtedness outstanding.

In addition, at March 31, 2015, the NewPage Entities had approximately (i) $734 million outstanding under the NewPage Term Loan Facility and (ii) $145 million outstanding under the NewPage ABL Facility (with approximately $155 million available for future borrowing thereunder after giving effect to $38 million of letters of credit outstanding, subject to borrowing base requirements). The Indebtedness of the NewPage Entities is structurally senior to the Notes with respect to the assets of the NewPage Entities and the NewPage Entities did not guarantee the Notes.

Although the Indenture limits the Incurrence of Indebtedness by the Company and its Restricted Subsidiaries and the issuance of Disqualified Stock and Preferred Stock by the Restricted Subsidiaries, such limitation is subject to a number of significant qualifications. Under certain circumstances, the Company and its Subsidiaries may be able to Incur substantial amounts of Indebtedness. Such Indebtedness may be Senior Indebtedness. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

A significant portion of the operations of the Company is conducted through its Subsidiaries. Unless a Subsidiary is Finance Co. or a Note Guarantor, claims of creditors of such Subsidiary, including trade creditors, and preferred stockholders (if any) of such Subsidiary generally will have priority with respect to the assets and earnings of such Subsidiary over the claims of creditors of the Company, including holders of the Notes. The Notes, therefore, are effectively subordinated to obligations to creditors (including trade creditors) and preferred stock (if any) of Subsidiaries of the Company other than Finance Co. and the Note Guarantors. The Company’s Subsidiaries other than Finance Co. and the Note Guarantors have no material assets or liabilities, except that Verso Quinnesec REP LLC, an Unrestricted Subsidiary, owns restricted cash and a parcel of land at the Quinnesec mill with certain renewable energy facilities used by the mill under a long-term lease.

“Senior Indebtedness” with respect to the Company or any of its Restricted Subsidiaries means all Indebtedness and any Receivables Repurchase Obligation of the Company or any such Restricted Subsidiary, including interest thereon (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company or any Restricted Subsidiary of the Company at the rate specified in the documentation with respect thereto whether or not a claim for post-filing interest is allowed in such proceeding) and other amounts (including fees, expenses, reimbursement obligations under letters of credit and indemnities) owing in respect thereof, whether outstanding on the Issue Date or thereafter Incurred, unless in the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such obligations are subordinated in right of payment to any other Indebtedness of the Company or such Restricted Subsidiary, as applicable; provided, however, that Senior Indebtedness shall not include, as applicable:

(1)	any obligation of the Company to any Subsidiary of the Company (other than any Receivables Repurchase Obligation) or of any Subsidiary of the Company to the Company or any other Subsidiary of the Company,

(2)	any liability for Federal, state, local or other taxes owed or owing by the Company or such Restricted Subsidiary,

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities),

(4)	any Indebtedness or obligation of the Company or any Restricted Subsidiary that by its terms is subordinate or junior in any respect to any other Indebtedness or obligation of the Company or such Restricted Subsidiary, as applicable, including any Pari Passu Indebtedness and any Subordinated Indebtedness,

(5)	any obligations with respect to any Capital Stock, or

(6)	any Indebtedness Incurred in violation of the Indenture but, as to any such Indebtedness Incurred under a Credit Agreement, no such violation shall be deemed to exist for purposes of this clause (6) if the holders of such Indebtedness or their Representative shall have received an Officers’ Certificate to the effect that the Incurrence of such Indebtedness does not (or, in the case of a revolving credit facility thereunder, the Incurrence of the entire committed amount thereof at the date on which the initial borrowing thereunder is made, would not) violate the Indenture.

If any Senior Indebtedness is disallowed, avoided or subordinated pursuant to the provisions of Section 548 of Title 11 of the United States Code or any applicable state fraudulent conveyance law, such Senior Indebtedness nevertheless will constitute Senior Indebtedness.

Only Indebtedness of an Issuer or a Note Guarantor that is Senior Indebtedness will rank senior to the Notes or the relevant Note Guarantee in accordance with the provisions of the Indenture. The Notes and each Note Guarantee will in all respects rank pari passu with all other Pari Passu Indebtedness of the relevant Issuer and the relevant Note Guarantor, respectively.

The Issuers may not pay principal of, premium (if any) or interest on, the Notes or make any deposit pursuant to the provisions described under “—Defeasance” below and may not otherwise purchase, redeem or otherwise retire any Notes (except that holders may receive and retain (a) Permitted Junior Securities and (b) payments made from the trust described under “—Defeasance”) (collectively, “pay the Notes”) if:

(1)	a default in the payment of the principal of, premium, if any, or interest on any Designated Senior Indebtedness occurs and is continuing or any other amount owing in respect of any Designated Senior Indebtedness is not paid when due, or

(2)	any other default on Designated Senior Indebtedness occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms,

unless, in either case, the default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash.

However, the Issuers may pay the Notes without regard to the foregoing if the Issuers and the Trustee receive written notice approving such payment from the Representative of the Designated Senior Indebtedness with respect to which either of the events set forth in clause (1) or (2) of the immediately preceding sentence has occurred and is continuing. During the continuance of any default (other than a default described in clause (1) or (2) of the second preceding sentence) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated immediately without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Issuers may not pay the Notes for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to the Issuers) of written notice (a “Blockage Notice”) of such default from the Representative of the Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter (or earlier if such Payment Blockage Period is terminated (1) by written notice to the Trustee and the Issuers from the Person or Persons who gave such Blockage Notice; (2) by repayment in full in cash of such Designated Senior Indebtedness; or (3) because the default giving rise to such Blockage Notice is no longer continuing). Notwithstanding the provisions described in the immediately preceding sentence (but subject to the provisions contained in the first sentence of this paragraph and in the succeeding paragraph), unless the holders of such Designated Senior Indebtedness have or the Representative of such holders has accelerated the maturity of such Designated Senior Indebtedness or a payment default exists, the Issuers may resume payments on the Notes after the end of such Payment Blockage Period. Not more than one Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period. In no event, however, may the total number of days during which any Payment Blockage Period is in effect exceed 179 days in the aggregate during any 360 consecutive day period. For purposes of this paragraph, no default or event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Designated Senior Indebtedness initiating such Payment Blockage Period shall be, or be made, the basis of the commencement of a subsequent Payment Blockage Period by the Representative of such Designated Senior Indebtedness, whether or not within a period of 360 consecutive days, unless such default or event of default shall have been cured or waived for a period of not less than 90 consecutive days (it being understood that any subsequent action or any breach of any financial covenants for a period commencing after the date of commencement of such Payment Blockage Period that, in either case, would give rise to an event of default pursuant to any provision of the Designated Senior Indebtedness under which an event of default previously existed or was continuing shall constitute a new event of default for this purpose).

Upon any payment or distribution of the assets of an Issuer upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to such Issuer or its property, the holders of Senior Indebtedness of such Issuer will be entitled to receive payment in full in cash of the Senior Indebtedness (including interest accruing after, or which would accrue but for, the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness, whether or not a claim for such interest would be allowed) before the holders of the Notes are entitled to receive any payment from such Issuer and until the Senior Indebtedness of such Issuer is paid in full in cash, any payment or distribution to which such holders would be entitled but for the subordination provisions of the Indenture will be made to holders of the Senior Indebtedness of such Issuer as their interests may appear (except that holders of Notes may receive and retain (1) Permitted Junior Securities, and (2) payments made from the trust described under “—Defeasance” so long as, on the date or dates the respective amounts were paid into the trust, such payments were made with respect to the Notes without violating the subordination provisions described herein). If a distribution is made to such holders that due to the subordination provisions of the Indenture should not have been made to them, such noteholders are required to hold it in trust for the holders of Senior Indebtedness of such Issuer and pay it over to them as their interests may appear.

If payment of the Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of the Designated Senior Indebtedness (or their Representative) of the acceleration.

By reason of such subordination provisions contained in the Indenture, in the event of insolvency, creditors of an Issuer who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and creditors of such Issuer who are not holders of Senior Indebtedness or of Pari Passu Indebtedness (including the Notes) may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the holders of Pari Passu Indebtedness.

The Indenture contains substantially similar subordination provisions relating to each Note Guarantor’s obligations under its Note Guarantee.

Note Guarantees

Each of the Company’s direct and indirect Restricted Subsidiaries (other than Finance Co.) that are wholly owned Domestic Subsidiaries on the Issue Date and guarantee Indebtedness under a Credit Agreement have jointly and severally, irrevocably and unconditionally guarantee on an unsecured senior subordinated basis (in the same manner and to the same extent that the Notes are subordinated to Senior Indebtedness) the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuers under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest or additional interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Note Guarantors being herein called the “Guaranteed Obligations”). Such Note Guarantors have agreed to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Note Guarantees.

Each Note Guarantee has been limited to an amount not to exceed the maximum amount that can be guaranteed by the applicable Note Guarantor without rendering the Note Guarantee, as it relates to such Note Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. The Company will cause each Restricted Subsidiary (other than Finance Co.) that is a wholly owned Domestic Subsidiary (unless such Subsidiary is a Receivables Subsidiary) that guarantees certain Indebtedness of the Company or any of the Note Guarantors to execute and deliver to the Trustee a supplemental indenture pursuant to which such Restricted Subsidiary will guarantee payment of the Notes on the same unsecured senior subordinated basis. See “—Certain Covenants—Future Note Guarantors.”

The Notes are not guaranteed by NewPage Investment Company LLC or any of its Subsidiaries (collectively, the “NewPage Entities”) because none of such entities have guaranteed the Indebtedness under any Credit Agreement. NewPage Holdings, Inc. is a Note Guarantor and has executed a Note Guarantee in respect of the Notes.

Each Note Guarantee is a continuing guarantee and will:

(1)	remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2)	subject to the next succeeding paragraph, be binding upon each such Note Guarantor and its successors; and

(3)	inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

A Note Guarantee of a Note Guarantor will be automatically released upon:

(1)	the sale, disposition or other transfer (including through merger or consolidation) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Note Guarantor is no longer a Restricted Subsidiary), of the applicable Note Guarantor if such sale, disposition or other transfer is not prohibited by the Indenture, and such Note Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, any Credit Agreement and any other Indebtedness of the Company or any Restricted Subsidiary of the Company,

(2)	the Company designating such Note Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary,”

(3)	the release or discharge of the guarantee by such Restricted Subsidiary of Indebtedness which resulted in the obligation to guarantee the Notes, and

(4)	the Issuers’ exercise of their legal defeasance option or covenant defeasance option as described under “—Defeasance,” or if the Issuers’ obligations under the Indenture are discharged in accordance with the terms of the Indenture.

A Note Guarantee also will be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Bank Indebtedness or any other Indebtedness of the Company or any Restricted Subsidiary of the Company the guarantee of which has resulted in the obligation to guarantee the Notes, or other exercise of remedies in respect thereof.

Change of Control

Upon the occurrence of a Change of Control, each holder will have the right to require the Issuers to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem Notes as described under “—Optional Redemption.” A “Change of Control” means the occurrence of any of the following events:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2)	the Issuers become aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Company or any direct or indirect parent of the Company; or

(3)	individuals who on the Issue Date constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors of the Company or whose nomination for election by the shareholders of the Company was approved by (a) a vote of a majority of the directors of the Company then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved or (b) the Permitted Holders) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

In the event that at the time of such Change of Control the terms of the Bank Indebtedness or other Senior Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing of the notice to holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Issuers shall:

(1)	repay in full all Bank Indebtedness and such other Senior Indebtedness or, if doing so will allow the purchase of Notes, offer to repay in full all Bank Indebtedness and/or such other Senior Indebtedness, as the case may be, and repay the Bank Indebtedness and/or such Senior Indebtedness of each lender who has accepted such offer; or

(2)	obtain the requisite consent under the agreements governing the Bank Indebtedness and such Senior Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph.

Within 30 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Notes as described under “—Optional Redemption,” the Issuers shall mail a notice (a “Change of Control Offer”) to each holder of the Notes, or deliver electronically if held by DTC, with a copy to the Trustee stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Issuers to repurchase such holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Notes purchased.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuers and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Notes repurchased by the Issuers pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of the Issuers. Notes purchased by a third party pursuant to the preceding paragraph will have the status of Notes issued and outstanding.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this paragraph by virtue thereof.

The Company has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Company could decide to do so in the future. Subject to the limitations discussed below, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Company’s capital structure or credit ratings.

The occurrence of events that would constitute a Change of Control would constitute a default under each Credit Agreement and require an offer to repurchase the Existing Senior Secured Notes, the New Senior Secured Notes, the Existing Secured Notes and the New Fixed Rate Second Lien Notes, and the Old Second Lien Notes. Future Indebtedness of the Issuers may contain prohibitions on certain events that would constitute a Change of Control or require such Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuers to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Company. Finally, the Issuers’ ability to pay cash to the holders upon a repurchase may be limited by the Issuers’ then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuers to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

Under a recent Delaware Chancery Court interpretation of a change-of-control repurchase requirement with a continuing director provision (as does the definition of “Change of Control” for purposes of the Indenture), a board of directors may approve a slate of shareholder-nominated directors without endorsing them or while simultaneously recommending and endorsing its own slate instead. The foregoing interpretation would permit the Company’s Board of Directors to approve a slate of directors that included a majority of dissident directors nominated pursuant to a proxy contest, and the ultimate election of such directors would not constitute a “Change of Control” under the Indenture that would trigger the rights of a holder of Notes to require a repurchase of the Notes pursuant to this covenant.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Indenture. If on any date following the Issue Date, (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day and continuing at all times thereafter (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”) until the Reversion Date (as defined below), if any, the covenants specifically listed under the following captions in this “Description of Subordinated Exchange Notes” section will not be applicable to the Notes (collectively, the “Suspended Covenants”):

(1)	“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(2)	“—Limitation on Restricted Payments;”

(3)	“—Dividend and Other Payment Restrictions Affecting Subsidiaries;”

(4)	“—Asset Sales;”

(5)	“—Transactions with Affiliates;” and

(6)	clause (4) of the first paragraph of “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

The period of time between the Covenant Suspension Event and the Reversion Date is referred to in this description as the “Suspension Period.”

If and while the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants, the Notes will be entitled to substantially less covenant protection. In the event that the Company and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Company and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The Issuers will provide the Trustee with notice of each Covenant Suspension Event or Reversion Date within five Business Days of the occurrence thereof.

On each Reversion Date, all Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified as having been Incurred or issued pursuant to the first paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below or one of the clauses set forth in the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below (to the extent such Indebtedness or Disqualified Stock or Preferred Stock would be permitted to be Incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock or Preferred Stock would not be so permitted to be Incurred or issued pursuant to the first or second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” such Indebtedness or Disqualified Stock or Preferred Stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (c) of the second paragraph under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Limitation on Restricted Payments” will be made as though the covenant described under

“—Limitation on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of “—Limitation on Restricted Payments.” As described above, however, no Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Company or its Restricted Subsidiaries during the Suspension Period.

For purposes of the “—Asset Sales” covenant, on the Reversion Date, the unutilized Excess Proceeds amount will be reset to zero.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Indenture provides that:

(1)	the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2)	the Company will not permit any of its Restricted Subsidiaries (other than Finance Co. or a Note Guarantor) to issue any shares of Preferred Stock;

provided, however, that any Issuer and any Restricted Subsidiary may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary may issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of the Company for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations do not apply to:

(a)	the Incurrence by the Company or its Restricted Subsidiaries of Indebtedness under any Credit Agreement and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount outstanding at any one time not to exceed: (i) an amount equal to the greater of (1) $325.0 million and (2) the Borrowing Base; plus (ii) the greater of (x) $50.0 million and (y) an amount such that, on a pro forma basis after giving effect to the Incurrence of such Indebtedness (and the application of the net proceeds therefrom), the Consolidated Senior Debt Ratio would be no greater than 3.75 to 1.00;

(b)	the Incurrence by the Company and the Note Guarantors of Indebtedness represented by the Notes (not including any Additional Notes issued subsequent to the closing of the Exchange Offer Transactions) and, for the avoidance of doubt, including any PIK Notes issued from time to time and any guarantees thereof, and the Note Guarantees (including the Exchange Notes and related guarantees thereof) and the New Fixed Rate Second Lien Notes and the guarantees thereof (and any exchange notes and related guarantees thereof);

(c)	Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a) and (b));

(d)

(1) Indebtedness (including Capitalized Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries, Disqualified Stock issued by the Company or any of its Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries of the Company to finance

(whether prior to or within 270 days after) the purchase, lease, construction or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) and (2) Acquired Indebtedness; in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding that was Incurred pursuant to this clause (d), does not exceed the greater of $75.0 million and 5.0% of Total Assets at the time of Incurrence;

(e)	Indebtedness Incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(f)	Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Transactions or any acquisition or disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(g)	Indebtedness of the Company to a Restricted Subsidiary; provided that any such Indebtedness owed to a Restricted Subsidiary that is neither Finance Co. nor a Note Guarantor is subordinated in right of payment to the obligations of the Company under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(h)	shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(i)	Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided that if Finance Co. or a Note Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is neither Finance Co. nor a Note Guarantor, such Indebtedness is subordinated in right of payment to the Notes (in the case of Finance Co.) or the Note Guarantee of such Note Guarantor, as applicable; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(j)	Hedging Obligations that are not incurred for speculative purposes and (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; and/or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(k)	obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(l)	Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary of the Company and Preferred Stock of any Restricted Subsidiary of the Company not otherwise permitted under the Indenture in an aggregate principal amount, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and Incurred pursuant to this clause (l), does not exceed $100.0 million at any one time outstanding (it being understood that any Indebtedness Incurred under this clause (l) shall cease to be deemed Incurred or outstanding for purposes of this clause (l) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which the Company, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (l));

(m)	any guarantee (or co-issuance in the case of Finance Co.) by an Issuer or a Note Guarantor of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by such Issuer or such Restricted Subsidiary is permitted under the terms of the Indenture; provided that if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Note Guarantee of such Restricted Subsidiary, as applicable, any such guarantee (or co-issuance in the case of Finance Co.) of such Issuer or Note Guarantor with respect to such Indebtedness shall be subordinated in right of payment to the Notes or such Note Guarantor’s Note Guarantee with respect to the Notes, as applicable, substantially to the same extent as such Indebtedness is subordinated to the Notes or the Note Guarantee of such Restricted Subsidiary, as applicable;

(n)	the Incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Company which serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant and clauses (b), (c), (d), (n), (o), (s), (t) and/or (w) of this paragraph or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded or refinanced and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following the last date of maturity of the Notes;

(2)	has a Stated Maturity which is not earlier than the earlier of (x) the Stated Maturity of the Indebtedness being refunded or refinanced or (y) 91 days following the maturity date of the Notes;

(3)	to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the Notes or the Note Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the Notes or the Note Guarantee of such Restricted Subsidiary, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock;

(4)	is Incurred in an aggregate amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced plus premium, fees and expenses Incurred in connection with such refinancing;

(5)	shall not include (x) Indebtedness of a Restricted Subsidiary of the Company that is neither Finance Co. nor a Note Guarantor that refinances Indebtedness of an Issuer or a Restricted Subsidiary that is a Note Guarantor, or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and

(6)	in the case of any Refinancing Indebtedness Incurred to refinance Indebtedness outstanding under clause (d) or (s), shall be deemed to have been Incurred and to be outstanding under such clause (d) or (s), as applicable, and not this clause (n) for purposes of determining amounts outstanding under such clauses (d) and (s);

provided, further, that subclauses (1) and (2) of this clause (n) will not apply to any refunding or refinancing of the Notes or any Senior Indebtedness;

(o)	Indebtedness, Disqualified Stock or Preferred Stock of (x) the Company or any of its Restricted Subsidiaries Incurred to finance an acquisition or (y) Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged or amalgamated into the Company or a Restricted Subsidiary in accordance with the terms of the Indenture; provided, however, that after giving pro forma effect to such acquisition and the Incurrence of such Indebtedness either:

(1)	the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant; or

(2)	the Fixed Charge Coverage Ratio would be greater than immediately prior to such acquisition;

(p)	Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to the Company or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(q)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(r)	Indebtedness of the Company or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(s)	Contribution Indebtedness;

(t)	Indebtedness of Foreign Subsidiaries Incurred for working capital purposes;

(u)	Indebtedness of the Company or any Restricted Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(v)	Indebtedness issued by the Company or a Restricted Subsidiary to current or former officers, directors and employees thereof or any direct or indirect parent thereof, or their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Company or any of its direct or indirect parent companies to the extent permitted under clause (4) of the definition of “Permitted Payments;”

(w)	Indebtedness in respect of the New Senior Secured Notes in an aggregate amount not to exceed $650.0 million;

(x)	Indebtedness in respect of the NewPage Term Loan Facility in an aggregate amount not to exceed $750.0 million; and

(y)	the Incurrence by the NewPage Entities of Indebtedness under the NewPage ABL Facility and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount outstanding at any one time not to exceed the greater of (i) $550.0 million and (ii) the NewPage Borrowing Base.

For purposes of determining compliance with this covenant, in the event that an item, or a portion of such item, taken by itself, of Indebtedness, Disqualified Stock or Preferred Stock meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (y) above or such item is (or portion, taken by itself, would be) entitled to be Incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, divide, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness or any portion thereof in any manner that complies (based on circumstances existing at the time of such division, classification or reclassification) with this covenant; provided that all Indebtedness under the First-Lien Revolving Facility or ABL Facility outstanding on the Issue Date shall be deemed to have been Incurred pursuant to clause (a) and the Company shall not be permitted to reclassify all or any portion of such Indebtedness under the Credit Agreement outstanding on the Issue Date until such Indebtedness is no longer outstanding. Accrual of interest, the accretion of accreted value, the payment of interest in the form of additional Indebtedness with the same terms (including any increase to the principal amount of the Notes as a result of the payment of PIK Interest), the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

Any Indebtedness Incurred under an ABL Facility pursuant to clause (a) of the second paragraph of this covenant shall be deemed for purposes of this covenant to have been Incurred on the date such Indebtedness was first Incurred until such Indebtedness is actually repaid, other than pursuant to “cash sweep” provisions or any similar provisions under any credit facility that provides that such Indebtedness is deemed to be repaid daily (or otherwise periodically).

For purposes of determining compliance with any U.S. dollar-denominated restriction on the Incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was Incurred, in the case of term debt, or first committed or first Incurred (whichever yields the lower U.S. dollar equivalent), in the case of revolving credit debt; provided that if such Indebtedness is Incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced.

For the avoidance of doubt, notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Company and its Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

For the avoidance of doubt, the principal amount of any Indebtedness Incurred to refinance other Indebtedness, if Incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving the Company (other than (A) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2)	purchase or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company;

(3)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Company or any of its Restricted Subsidiaries (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (g) or (i) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4)	make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	immediately after giving effect to such transaction on a pro forma basis, the Company could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries on or after the Issue Date (including Restricted Payments permitted by clauses (1), (4) (only to the extent of one-half of the amounts paid pursuant to such clause), (6) and (8) of the definition of “Permitted Payments,” but excluding all other Restricted Payments that are Permitted Payments), is less than the amount equal to the Cumulative Credit.

“Cumulative Credit” means the sum of (without duplication):

(1)	50% of the Consolidated Net Income of the Company for the period (taken as one accounting period, the “Reference Period”) from the first day of the fiscal quarter in which the Issue Date occurs to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2)	100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash, received by the Company after the Issue Date from the issue or sale of Equity Interests of the Company (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, Disqualified Stock and the Cash Contribution Amount), including Equity Interests issued upon conversion of Indebtedness or Disqualified Stock or upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries), plus

(3)	100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, Disqualified Stock and the Cash Contribution Amount), plus

(4)	the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of the Company or any Restricted Subsidiary thereof issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Company (other than Disqualified Stock) or any direct or indirect parent of the Company (provided that in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5)	100% of the aggregate amount received by the Company or any Restricted Subsidiary in cash and the Fair Market Value (as determined in accordance with the next succeeding sentence) of property other than cash received by the Company or any Restricted Subsidiary from:

(a)	the sale or other disposition (other than to the Company or a Restricted Subsidiary of the Company) of Restricted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Restricted Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) or (10) of the definition of “Permitted Payments”),

(b)	the sale (other than to the Company or a Restricted Subsidiary of the Company) of the Capital Stock of an Unrestricted Subsidiary, or

(c)	a distribution or dividend from an Unrestricted Subsidiary, plus

(6)	in the event any Unrestricted Subsidiary of the Company has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, the Fair Market Value (as determined in accordance with the next succeeding sentence) of the Investment of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after taking into account any Indebtedness associated with the Unrestricted Subsidiary so designated or combined or any Indebtedness associated with the assets so transferred or conveyed (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) or (10) of the definition of “Permitted Payments” or constituted a Permitted Investment).

The Fair Market Value of property other than cash covered by clauses (2), (3), (4), (5) and (6) of the definition of “Cumulative Credit” shall be determined in good faith by the Company and

(A) in the event of property with a Fair Market Value in excess of $10.0 million, shall be set forth in an Officers’ Certificate or

(B) in the event of property with a Fair Market Value in excess of $20.0 million, shall be set forth in a resolution approved by at least a majority of the Board of Directors of the Company.

The foregoing provisions will not prohibit the following items (“Permitted Payments”):

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)

(a)	the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) of the Company or any direct or indirect parent of the Company or Subordinated Indebtedness of the Company, any direct or indirect parent of the Company, Finance Co. or any Note Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of the Company or any direct or indirect parent of the Company or contributions to the equity capital of the Company (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”); and

(b)	the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(3)	the redemption, repurchase, defeasance or other acquisition or retirement of Subordinated Indebtedness of any Issuer or any Note Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of an Issuer or a Note Guarantor which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(a)	the principal amount of such new Indebtedness does not exceed the principal amount, plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired plus any tender premiums, defeasance costs or other fees and expenses incurred in connection therewith),

(b)	such Indebtedness is subordinated to the Notes or the related Note Guarantee, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(c)	such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired or (y) 91 days following the maturity date of the Notes, and

(d)	such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date one year following the last maturity date of any Notes then outstanding were instead due on such date one year following the last date of maturity of the Notes;

(4)	the redemption, repurchase, retirement or other acquisition (or dividends to any direct or indirect parent of the Company to finance any such redemption, repurchase, retirement or other acquisition) for value of Equity Interests of the Company or any direct or indirect parent of the Company held by any future, present or former employee, director or consultant of the Company or any direct or indirect parent of the Company or any Subsidiary of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $15.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years, subject to a maximum payment (without giving effect to the following proviso) of $15.0 million in any calendar year); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Company or any direct or indirect parent of the Company (to the extent contributed to the Company) to members of management, directors or consultants of the Company and its Restricted Subsidiaries or any direct or indirect parent of the Company that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus

(b)	the cash proceeds of key man life insurance policies received by the Company or any direct or indirect parent of the Company (to the extent contributed to the Company) or the Company’s Restricted Subsidiaries after the Issue Date;

provided that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year;

(5)	the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(6)	the declaration and payment of dividends or distributions (a) to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date and (b) to any direct or indirect parent of the Company, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of the Company issued after the Issue Date; provided, however, that, (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis (including a pro forma application of the net proceeds therefrom), the Company would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00 and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by the Company from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(7)	Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed $25.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8)	the payment of dividends on the Company’s common stock (or the payment of dividends to any direct or indirect parent of the Company to fund the payment by such direct or indirect parent of the Company of dividends on such entity’s common stock) of up to 6% per annum of the net proceeds received by the Company from any public offering of common stock of the Company or any direct or indirect parent of the Company;

(9)	Restricted Payments that are made with Excluded Contributions;

(10)	other Restricted Payments in an aggregate amount not to exceed $50.0 million;

(11)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries;

(12)

(a)	with respect to each tax year or portion thereof that the Company qualifies as a Flow Through Entity, the distribution by the Company to the holders of Equity Interests of the Company (or to any direct or indirect parent of the Company or holders of Equity Interests in such parent); and

(b)	with respect to any tax year or portion thereof that the Company does not qualify as a Flow Through Entity, the payment of dividends or other distributions to any direct or indirect parent company of the Company that files a consolidated U.S. federal tax return that includes the Company and its subsidiaries, in each case in an amount not to exceed the amount that the Company and its Restricted Subsidiaries would have been required to pay in respect of federal, state or local taxes (as the case may be) in respect of such year if the Company and its Restricted Subsidiaries paid such taxes directly as a stand-alone taxpayer (or stand-alone group) (and deeming the Company to be a taxpaying corporation and parent of a group if it is a Flow Through Entity);

(13)	the payment of any Restricted Payments, other distributions or other amounts or the making of loans or advances by the Company, if applicable:

(a)	in amounts required for any direct or indirect parent of the Company, if applicable, to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any direct or indirect parent of the Company, if applicable, and general corporate overhead expenses of any direct or indirect parent of the Company, if applicable, in each case to the extent such fees and expenses are attributable to the ownership or operation of the Company, if applicable, and its Subsidiaries;

(b)	in amounts required for any direct or indirect parent of the Company, if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Company or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Company Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” and

(c)	in amounts required for any direct or indirect parent of the Company to pay fees and expenses, other than to Affiliates of the Company, related to any unsuccessful equity or debt offering of such parent;

(14)	cash dividends or other distributions on the Company’s Capital Stock used to, or the making of loans to any direct or indirect parent of the Company to, fund the Transactions and the payment of fees and expenses incurred in connection with the Transactions or in respect of amounts owed by the Company or any direct or indirect parent of the Company, as the case may be, or Restricted Subsidiaries of the Company to Affiliates, in each case to the extent permitted by the covenant described under “—Transactions with Affiliates;”

(15)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(16)	purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(17)	Restricted Payments by the Company or any Restricted Subsidiary to allow the payment in good faith of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(18)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “—Change of Control” and “—Asset Sales;” provided, that all Notes tendered by holders of the Notes in connection with a Change of Control or Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value;

(19)	any payments made, including any such payments made to any direct or indirect parent of the Company to enable it to make payments, in connection with the consummation of the Transactions or as contemplated by the Acquisition Documents (other than payments to any Permitted Holder or any Affiliate thereof);

(20)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness, or any dividend or distribution to any direct or indirect parent of the Company to fund any repurchase, redemption or other acquisition or retirement for value of any Indebtedness of such parent (a) in an aggregate amount not to exceed 50% of so-called “black liquor” payment proceeds received after March 31, 2009, (b) in an aggregate amount not to exceed 50% of the net proceeds from the sale of Specified Non-Core Assets, and (c) in an aggregate amount not to exceed $50.0 million; provided that in the case of clauses (a), (b) or (c), no such repurchases, redemptions or other acquisitions or retirements may be made from Affiliates of the Company; provided, further, that in the case of clauses (a) or (c) on a pro forma basis after giving effect to such Restricted Payment, the Company’s Unrestricted Cash, together with committed and available borrowing capacity under its Credit Agreements, is at least $75.0 million;

(21)	any “deemed dividend” resulting from, or in connection with, the filing of a consolidated or combined tax return by a direct or indirect parent of the Company (and not involving any cash distribution from the Company); and

(22)	any Restricted Payment among the Company and/or its Restricted Subsidiaries made pursuant to the Shared Services Agreement.

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (7), (10) and (11), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, all of the Company’s Subsidiaries were Restricted Subsidiaries, other than subsidiaries designated as Unrestricted Subsidiaries as of the Issue Date pursuant to the Company’s existing Indebtedness, consisting of (i) Bucksport Leasing LLC, which has no material operations, (ii) Verso Quinnesec REP LLC, which in connection with certain limited recourse financing, was an obligor on certain related party debt and owns restricted cash and a parcel of land at the Quinnesec mill with certain renewable energy facilities used by the mill under a long term lease, (iii) Verso Androscoggin Power LLC, which was an obligor under a credit facility agreement providing for a $40 million revolving credit facility, which was secured by all of Verso Androscoggin Power LLC’s assets and (iv) Verso Bucksport Power LLC, which owned a 72% undivided interest in a cogeneration power plant producing steam and electricity associated with our Bucksport mill. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)	(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to a Credit Agreement and the other Senior Credit Documents, the Senior Lien Intercreditor Agreement, the First-Priority Intercreditor Agreement, the First-Lien Intercreditor Agreement, the Intercreditor Agreement, the Existing Notes, the indentures governing the Existing Notes and the guarantees thereof;

(2)	(i) the Indenture, the Notes (and any Exchange Notes and guarantees thereof) and (ii) the New Fixed Rate Second Lien Notes Indenture and the New Fixed Rate Second Lien Notes (and any exchange notes and guarantees thereof) and any other Second Lien Note Document;

(3)	applicable law or any applicable rule, regulation or order;

(4)	any agreement or other instrument relating to Indebtedness of a Person acquired by the Company or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or a portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its subsidiaries, or the property or assets of the Person and its subsidiaries, so acquired;

(5)	contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(6)	secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9)	purchase money obligations or Capitalized Lease Obligations, in each case, for property so acquired or leased in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(10)	customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above on the property subject to such lease;

(11)	any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12)	other Indebtedness, Disqualified Stock or Preferred Stock (i) of the Company or any Restricted Subsidiary of the Company that is Finance Co. or a Note Guarantor that is Incurred subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or (ii) that is Incurred by any Restricted Subsidiary of the Company that is not a Note Guarantor subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(13)	any Restricted Investment not prohibited by the covenant described under “—Limitation on Restricted Payments” or any Permitted Investment; or

(14)	any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (i) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (ii) the subordination of loans or advances made to the Company or a Restricted Subsidiary of the Company to other Indebtedness Incurred by the Company or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Company or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Company) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary of the Company (other than liabilities that are by their terms subordinated to the Notes or any Note Guarantee) that are assumed by the transferee of any such assets or that are otherwise cancelled or terminated in connection with the transaction with such transferee,

(b)	any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary of the Company from such transferee that are converted by the Company or such Restricted Subsidiary of the Company into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of 3.0% of Total Assets and $45.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value)

shall be deemed to be Cash Equivalents for the purposes of this provision.

Within 365 days after the Company’s or any Restricted Subsidiary of the Company’s receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary of the Company may apply the Net Proceeds from such Asset Sale, at its option:

(1)	to repay Senior Indebtedness, Secured Indebtedness (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto), the Notes, any Indebtedness of a Foreign Subsidiary or Pari Passu Indebtedness (provided, that if the Company or any Note Guarantor shall so reduce Obligations under Pari Passu Indebtedness, the Issuers will equally and ratably reduce Obligations under the Notes through open market purchases (provided that such purchases are at or above 100% of the principal amount thereof) and/or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, of the pro rata principal amount of Notes) or Indebtedness of a Restricted Subsidiary that is not an Issuer or a Note Guarantor, in each case other than Indebtedness owed to the Company or an Affiliate of the Company;

(2)	to make an investment in any one or more businesses (provided, that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company), assets, or property or capital expenditures, in each case used or useful in a Similar Business; and/or

(3)	to make an investment in any one or more businesses (provided, that if such investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Company), properties or assets that replace the properties and assets that are the subject of such Asset Sale.

In the case of clauses (2) and (3) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided, that (x) such investment is consummated within 545 days after receipt by the Company or any Restricted Subsidiary of the Net Proceeds of any Asset Sale and (y) if such investment is not consummated within the period set forth in subclause (x), the Net Proceeds not so applied will be deemed to be Excess Proceeds (as defined below).

Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary of the Company may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not otherwise prohibited by the Indenture. Any Net Proceeds from any Asset Sale that are not applied as provided and within 365 days after the Company’s or any Restricted Subsidiary of the Company’s receipt of the Net Proceeds of any Asset Sale (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Issuers shall make an offer to all holders of Notes (and, at the option of the Issuers, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Pari Passu Indebtedness), that is at least $1.00 and an integral multiple of $1.00 in excess thereof, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuers will commence an Asset Sale Offer with respect to Excess Proceeds within 10 Business Days after the date that Excess Proceeds exceeds $15.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuers may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes (and such Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee (upon receipt of notice from the Issuers of the aggregate principal amount to be selected) shall select the Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero. The Company and its Restricted Subsidiaries may make an Asset Sale Offer under this covenant using Net Proceeds prior to the time any such Net Proceeds become Excess Proceeds, in which case such Net Proceeds shall be deemed to have been applied within the time frame required by this covenant.

The Issuers will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuers will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

If more Notes (and such Pari Passu Indebtedness) are tendered pursuant to an Asset Sale Offer than the Issuers are required to purchase, selection of such Notes for purchase will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed (and the Issuers shall notify the Trustee of any such listing), or if such Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with the requirements of the DTC, if applicable); provided, no Notes of $1.00 or less shall be purchased in part. Selection of such Pari Passu Indebtedness will be made pursuant to the terms of such Pari Passu Indebtedness.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, or delivered electronically if held by DTC, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

Transactions with Affiliates

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $10.0 million, unless:

(a)	such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20.0 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company, approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions will not apply to the following:

(1)	(a) transactions between or among the Company and/or any of its Restricted Subsidiaries and (b) any merger of the Company and any direct parent of the Company; provided, that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Company and such merger is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2)	Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and Permitted Investments;

(3)	(x) the entering into of any agreement (and any amendment or modification of any such agreement) to pay, and the payment of, annual management, consulting, monitoring and advisory fees to the Sponsors in an aggregate amount in any fiscal year not to exceed the greater of (A) $2.5 million and (B) 2.0% of Adjusted EBITDA of the Company and its Restricted Subsidiaries for the immediately preceding fiscal year, and expense reimbursement; provided, however, that any payment not made in any fiscal year may be carried forward and paid in the following two fiscal years and (y) the payment of the present value of all amounts payable pursuant to any agreement described in clause 3(x) in connection with the termination of such agreement;

(4)	the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary or any direct or indirect parent of the Company;

(5)	payments by the Company or any of its Restricted Subsidiaries to the Sponsors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are (x) made pursuant to the agreements with the Sponsors described in the Issuers’ offering circular dated May 28, 2009 or the Offering Memorandum (or in the documents incorporated by reference therein) or (y) approved by a majority of the Board of Directors of the Company in good faith;

(6)	transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7)	payments or loans (or cancellation of loans) to employees or consultants which are approved by a majority of the Board of Directors of the Company in good faith;

(8)	any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by senior management or the Board of Directors of the Company;

(9)	the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of the Acquisition Documents or any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing agreement together with all amendments thereto, taken as a whole, or new agreement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date;

(10)	the execution of the Transactions and the payment of all fees and expenses related to the Transactions, including fees to the Sponsors, which are described in the final offering circular for the Existing Senior Secured Notes issued on March 21, 2012 or the Offering Memorandum (or in the documents incorporated by reference therein) or contemplated by the Acquisition Documents;

(11)	(a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to the Company and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the Company, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business;

(12)	any transaction effected as part of a Qualified Receivables Financing;

(13)	the issuance of Equity Interests (other than Disqualified Stock) of the Company to any Person;

(14)	the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Company or any direct or indirect parent of the Company or of a Restricted Subsidiary of the Company, as appropriate, in good faith;

(15)	the entering into of any tax sharing agreement or arrangement and any payments permitted by clause (12) of the second paragraph of the covenant described under “—Limitation on Restricted Payments;”

(16)	any contribution to the capital of the Company;

(17)	transactions permitted by, and complying with, the provisions of the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets;”

(18)	transactions between the Company or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Company or any direct or indirect parent of the Company; provided, however, that such director abstains from voting as a director of the Company or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(19)	pledges of Equity Interests of Unrestricted Subsidiaries;

(20)	any employment agreements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(21)	intercompany transactions undertaken in good faith (as certified by a responsible financial or accounting officer of the Company in an Officers’ Certificate) for the purpose of improving the consolidated tax efficiency of the Company and its Subsidiaries and not for the purpose of circumventing any covenant set forth in the Indenture; and

(22)	any transactions made pursuant to the Shared Services Agreement.

Liens

The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of the Company or such Restricted Subsidiary securing Indebtedness (other than Permitted Liens) unless the Notes are equally and ratably secured with (or on a senior basis to) the Indebtedness so secured until such time as such Indebtedness is no longer secured by a Lien. The preceding sentence will not require the Company or any Restricted Subsidiary of the Company to secure the Notes if the relevant Lien consists of a Permitted Lien. Any Lien which is granted to secure the Notes or such Note Guarantee under this covenant shall be automatically released and discharged at the same time as the release of the Lien that gave rise to the obligation to secure the Notes or such Note Guarantee under this covenant.

For purposes of determining compliance with this covenant, (A) a Lien securing an item of Indebtedness need not be permitted solely by reference to one category (or portion thereof) of permitted Liens described in clauses (1) through (32) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant but may be permitted in part under any combination thereof and (B) in the event that a Lien securing an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of one or more of the categories (or portions thereof) of permitted Liens described in clauses (1) through (32) of the definition of “Permitted Liens” or pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, divide, classify or reclassify, or later divide, classify, or reclassify, such Lien securing such item of Indebtedness (or any portion thereof) in any manner that complies (based on circumstances existing at the time of such division, classification or reclassification) with this covenant and will only be required to include the amount and type of such Lien or such item of Indebtedness secured by such Lien in one of the clauses (or portion thereof) of the definition of “Permitted Liens” and such Lien securing such item of Indebtedness will be treated as being Incurred or existing pursuant to only one of such clauses (or portion thereof) or pursuant to the first paragraph of this covenant.

With respect to any Lien securing Indebtedness that was permitted to secure such Indebtedness at the time of the Incurrence of such Indebtedness, such Lien shall also be permitted to secure any Increased Amount of such Indebtedness. The “Increased Amount” of any Indebtedness shall mean any increase in the amount of such Indebtedness in connection with any accrual of interest, the accretion of accreted value, the amortization of original issue discount, the payment of interest in the form of additional Indebtedness with the same terms or in the form of common stock of the Company, the payment of dividends on Preferred Stock in the form of additional shares of Preferred Stock of the same class, accretion of original issue discount or liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies or increases in the value of property securing Indebtedness described in clause (3) of the definition of “Indebtedness.”

Limitation on Other Senior Subordinated Indebtedness

The Indenture provides that the Company will not, and will not permit Finance Co. or any Note Guarantor to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Indebtedness of the Company or Finance Co., or any Indebtedness of any such Note Guarantor, as the case may be, unless such Indebtedness is either:

(1)	pari passu in right of payment with the Notes or such Note Guarantor’s Note Guarantee, as the case may be, or

(2)	subordinate in right of payment to the Notes or such Note Guarantor’s Note Guarantee, as the case may be.

Reports and Other Information

The Indenture provides that notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Company will file with the SEC (and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after it files them with the SEC) within the time periods specified in the SEC’s rules and regulations:

(1)	annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(2)	quarterly reports on Form 10-Q (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(3)	current reports on Form 8-K (or any successor or comparable form) following the occurrence of an event required to be therein reported, and

(4)	any other information, documents and other reports which the Company would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act;

provided, however, that the Company shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Company will put such information on its website, in addition to providing such information to the Trustee and the holders, in each case within 15 days after the time the Company would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act.

In the event that:

(a)	the rules and regulations of the SEC permit the Company and any direct or indirect parent of the Company to report at such parent entity’s level on a consolidated basis and

(b)	such parent entity of the Company is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of the Company,

such consolidated reporting at such parent entity’s level in a manner consistent with that described in this covenant for the Company will satisfy this covenant.

In addition, the Company will make such information available to prospective investors upon request. In addition, the Company has agreed that, for so long as any Notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, it will furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Company will be deemed to have furnished such reports referred to above to the Trustee and the holders if the Company has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. In the event that any direct or indirect parent of the Company is or becomes a Note Guarantor of the Notes, the Indenture permits the Company to satisfy its obligations in this covenant with respect to financial information relating to the Company by furnishing financial information relating to such direct or indirect parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent and any of its Subsidiaries other than the Company and its Subsidiaries, on the one hand, and the information relating to the Company, the Note Guarantors and the other Subsidiaries of the Company on a standalone basis, on the other hand.

Future Note Guarantors

The Indenture provides that the Company will cause each Restricted Subsidiary that is a wholly owned Domestic Subsidiary and that guarantees Indebtedness of the Company or any of the Note Guarantors (unless such Subsidiary is Finance Co. or a Receivables Subsidiary) to execute and deliver to the Trustee a supplemental indenture pursuant to which such Subsidiary will guarantee payment of the Notes. Each Note Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Note Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Note Guarantee shall be released in accordance with the provisions of the Indenture described under “—Note Guarantees.”

Limitation on Business Activities of Finance Co.

The Indenture provides that Finance Co. will not own any material assets or other property, other than Indebtedness or other obligations owing to Finance Co. by the Company and its Restricted Subsidiaries and Cash Equivalents, or engage in any trade or conduct any business other than treasury, cash management, hedging and cash pooling activities and activities incidental thereto. Finance Co. will not Incur any material liabilities or obligations other than the Note Obligations, its Obligations under the Credit Agreements, its Obligations under the Existing Notes, its Obligations under the New Fixed Rate Second Lien Notes, its Obligations under the Second Lien Note Documents and other Indebtedness permitted to be Incurred by Finance Co. as described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and liabilities and obligations pursuant to business activities permitted by this covenant. Finance Co. shall be a Wholly Owned Subsidiary of the Company at all times.

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Company

The Indenture provides that the Company may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not the Company is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1)	the Company is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called a “Successor Company”);

(2)	the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to supplemental indentures;

(3)	immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Company (including any Successor Company thereto) or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing;

(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Company (including any Successor Company thereto) or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Company or such Restricted Subsidiary at the time of such transaction), either

(a)	the Company (including any Successor Company thereto) would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Certain Covenants— Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;” or

(b)	the Fixed Charge Coverage Ratio for the Company (including any Successor Company thereto) and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5)	each Note Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Note Guarantee shall apply to such Person’s obligations under the Indenture and the Notes; and

(6)	the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures (if any) comply with the Indenture.

A Successor Company (if other than the Company) will succeed to, and be substituted for, the Company under the Indenture and the Notes, and in such event the Company will automatically be released and discharged from its obligations under the Indenture and the Notes.

Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to the Company or to another Restricted Subsidiary, and (b) the Company may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating such Issuer in another state of the United States, the District of Columbia or any territory of the United States, so long as the amount of Indebtedness of the Company and its Restricted

Subsidiaries is not increased thereby. This “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and its Restricted Subsidiaries.

Finance Co.

The Indenture provides that Finance Co. may not, directly or indirectly, consolidate, amalgamate or merge with or into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person, unless:

(1)	Finance Co. is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than Finance Co.) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (Finance Co. or such Person, as the case may be, being herein called a “Successor Co-Issuer”);

(2)	the Successor Co-Issuer (if other than Finance Co.) expressly assumes all the obligations of Finance Co. under the Indenture and the Notes pursuant to supplemental indentures;

(3)	immediately after such transaction, no Default or Event of Default will have occurred and be continuing; and

(4)	the Successor Co-Issuer (if other than Finance Co.) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

The Guarantors

The Indenture further provides that subject to certain limitations in the Indenture governing release of a Note Guarantee upon the sale or disposition of a Restricted Subsidiary of the Company that is a Note Guarantor, each Note Guarantor will not, and the Company will not permit any Note Guarantor to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Note Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1)	either (a) such Note Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Note Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Note Guarantor or such Person, as the case may be, being herein called the “Successor Note Guarantor”) and the Successor Note Guarantor (if other than such Note Guarantor) expressly assumes all the obligations of such Note Guarantor under the Indenture and such Note Guarantors’ Note Guarantee pursuant to a supplemental indenture, or (b) such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “—Certain Covenants—Asset Sales;” and

(2)	the Successor Note Guarantor (if other than such Note Guarantor) shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor Note Guarantor (if other than such Note Guarantor) will succeed to, and be substituted for, such Note Guarantor under the Indenture and such Note Guarantor’s Note Guarantee, and such Note Guarantor will automatically be released and discharged from its obligations under the Indenture and such Note Guarantor’s Note Guarantee. Notwithstanding the foregoing, (1) a Note Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Note Guarantor in another state of the United States, the District of Columbia or any territory of the United States or may convert into a limited liability company so long as the amount of Indebtedness of the Note Guarantor is not increased thereby and (2) a Note Guarantor may merge, amalgamate or consolidate with another Note Guarantor or an Issuer.

In addition, notwithstanding the foregoing, any Note Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (collectively, a “Transfer”) to any Restricted Subsidiary of the Company that is neither Finance Co. nor a Note Guarantor; provided that at the time of each such Transfer the aggregate amount of all such Transfers since the Issue Date shall not exceed 5.0% of the consolidated assets of the Company, Finance Co. and the Note Guarantors as shown on the most recent available balance sheet of the Company and the Restricted Subsidiaries after giving effect to each such Transfer and including all Transfers occurring from and after the Issue Date.

Defaults

An Event of Default is defined in the Indenture as:

(1)	a default in any payment of interest (including any additional interest) on any Note when due, whether or not prohibited by the provisions described under “—Ranking” above, continued for 30 days,

(2)	a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise, whether or not prohibited by the provisions described under “—Ranking” above,

(3)	the failure by the Company or any of its Restricted Subsidiaries to comply with the covenant described under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” above,

(4)	the failure by the Company or any of its Restricted Subsidiaries to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture,

(5)	the failure by the Company or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to the Company or a Restricted Subsidiary of the Company) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $20.0 million or its foreign currency equivalent (the “cross-acceleration provision”),

(6)	certain events of bankruptcy, insolvency or reorganization of the either Issuer or a Significant Subsidiary (the “bankruptcy provisions”),

(7)	failure by the Company or any Significant Subsidiary to pay final judgments aggregating in excess of $20.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”), or

(8)	any Note Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Note Guarantor denies or disaffirms its obligations under the Indenture or any Note Guarantee and such Default continues for 10 days.

The foregoing will constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) will not constitute an Event of Default until the Trustee or the holders of at least 25% in principal amount of outstanding Notes notify the Issuers of the default and the Company does not cure such default within the time specified in clause (4) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuers or a Significant Subsidiary) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes by notice to the Issuers, with a copy to the Trustee, may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable; provided, however, that so long as any Bank Indebtedness, the Existing Senior Secured Notes, the New Senior Secured Notes, the Existing Secured Notes or the Second Lien Notes remain outstanding, no such acceleration shall be effective until the earlier of (1) five Business Days after the giving of written notice to the Issuers, the Representative under the Credit Agreement and the trustee under each of the Existing Senior Secured Notes, the New Senior Secured Notes, the Existing Secured Notes and the Second Lien Notes and (2) the day on which any Bank Indebtedness or Indebtedness represented by the Existing Senior Secured Notes, the New Senior Secured Notes, the Existing Secured Notes or the Second Lien Notes is accelerated. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuers or a Significant Subsidiary occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (5) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Company delivers an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

In case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy,

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses, liabilities and expenses caused by taking or not taking such action.

The Indenture provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail, or deliver electronically if held by DTC, to each holder of Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the Noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture and the Note Documents may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment,

(2)	reduce the rate of or extend the time for payment of interest on any Note,

(3)	reduce the principal of or change the Stated Maturity of any Note,

(4)	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption” above,

(5)	make any Note payable in money other than that stated in such Note,

(6)	make any change to the subordination provisions of the Indenture that adversely affects the rights of any holder of Notes,

(7)	impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes,

(8)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions, or

(9)	except as expressly permitted by the Indenture, modify any Note Guarantee in any manner adverse to the holders.

Without the consent of any holder, the Issuers, the Note Guarantors (as applicable) and the Trustee may amend the Indenture and the Note Documents to cure any ambiguity, omission, defect or inconsistency, to conform any provision to this “Description of Subordinated Exchange Notes,” to provide for the assumption by a Successor Company or Successor Co-Issuer of the obligations of an Issuer under the Indenture and the Notes, to provide for the assumption by a Successor Note Guarantor of the obligations of a Note Guarantor under the Indenture and its Note Guarantee, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, to add a Note Guarantee with respect to the Notes, to secure the Notes, to add to the covenants of the Company for the benefit of the holders or to surrender any right or power conferred upon the Issuers, to make any change that does not adversely affect the rights of any holder, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA to effect any provision of the Indenture or to make certain changes to the Indenture to provide for the issuance of Additional Notes or, in the event that PIK

Notes are issued in certificated form, to make appropriate changes to the Indenture to reflect an approximate minimum denomination of certificated PIK Notes and to establish minimum redemption amounts for certificated PIK Notes, as the case may be.

The consent of the Noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Issuers are required to mail to the respective Noteholders a notice briefly describing such amendment. However, the failure to give such notice to all Noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator or holder of any Equity Interests in the Company or any direct or indirect parent corporation, as such, will have any liability for any obligations of the Issuers under the Notes, the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A Noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a Noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a Noteholder to pay any taxes required by law or permitted by the Indenture. The Issuers are not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes will be issued in registered form and the registered holder of a Note will be treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights and immunities of the Trustee and rights of registration or transfer or exchange of Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1)	either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuers and thereafter repaid to the Issuers or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuers, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuers, and the Issuers have irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuers directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	the Issuers and/or the Note Guarantors have paid all other sums payable under the Indenture; and

(3)	the Issuers have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

The Issuers at any time may terminate all their obligations under the Notes and their obligations under the Indenture with respect to the holders of the Notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuers at any time may terminate their obligations under the covenants described under “—Certain Covenants” for the benefit of the Notes, the operation of the cross-acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision and the change of control default provision described under “—Defaults” (but only to the extent that those provisions relate to the Defaults with respect to the Notes) and certain provisions of the covenant described under “—Change of Control” and “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”) for the benefit of the Notes. If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Note Guarantor will be released from all of its obligations with respect to its Note Guarantee.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of its covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5), (6), (7) (with respect only to Significant Subsidiaries) or (8) under “—Defaults” or because of the failure of the Company to comply with “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel from counsel of recognized standing in respect of U.S. federal income tax matters stating that holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable U.S. federal income tax law).

Concerning the Trustee

Wilmington Trust, National Association is the Trustee under the Indenture and was appointed by the Issuers as registrar (in such capacity, the “Registrar”) and a paying agent (in such capacity, the “Paying Agent”) with regard to the Notes.

Wilmington Trust, National Association or its affiliate, Wilmington Trust Company, serves as trustee for each of the Existing Notes and serves as the trustee for the New Fixed Rate Second Lien Notes. Consequently, if a default occurs with respect to the Notes, the New Fixed Rate Second Lien Notes or any of the Existing Notes, Wilmington Trust, National Association or Wilmington Trust Company (as applicable) may be considered to have a conflicting interest for the purposes of the TIA. In that case, the applicable trustee may be required to resign under one or more of the indentures, and we would be required to appoint a successor trustee.

The Indenture contains and the TIA contains certain limitations on the rights of the Trustee, should it become a creditor of the Issuers, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any “conflicting interest” (as defined in the TIA) it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

Governing Law

The Indenture provides that it and the Notes will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“ABL Facility” means (i) the revolving credit agreement designated by the Company as the “ABL Facility” that was entered into on May 4, 2012, among Verso Paper Finance Holdings LLC, Verso Paper Holdings LLC and each other Subsidiary of the Company from time to time designated as a “Borrower” thereunder, the lenders and agents party thereto and Citibank, N.A. (or an affiliate thereof), as administrative agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time after the Issue Date, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the facility referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “ABL Facility,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Acquisition” means the acquisition by the Company and certain of its Affiliates of certain assets and equity interests in certain entities, in each case related to the catalog and magazine paper business of International Paper Company, a New York corporation, pursuant to the Agreement of Purchase and Sale.

“Acquisition Documents” means (i) the Agreement of Purchase and Sale and any other document entered into in connection therewith and (ii) the Merger Agreement and any other document entered into in connection therewith or contemplated thereby, in each case as amended, supplemented or modified from time to time.

“Adjusted EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1)	Consolidated Taxes; plus

(2)	Consolidated Interest Expense; plus

(3)	Consolidated Non-cash Charges; plus

(4)	business optimization income and expenses and other restructuring charges or expenses (which, for the avoidance of doubt, shall include, without limitation, the effect of inventory optimization programs, plant closure, retention, systems establishment costs and excess pension charges); provided that with respect to each business optimization expense or other restructuring charge, the Company shall have delivered to the Trustee an Officers’ Certificate specifying and quantifying such expense or charge and stating that such expense or charge is a business optimization expense or other restructuring charge, as the case may be; plus

(5)	the amount of management, monitoring, consulting and advisory fees and related expenses paid to the Sponsors (or any accruals relating to such fees and related expenses) during such period pursuant to the terms of the agreements between the Sponsors and the Company and its Subsidiaries as described with particularity in the final offering circular for the Existing Senior Secured Notes issued on March 21, 2012 or the Offering Memorandum (or the documents incorporated by reference therein) and as in effect on the Issue Date; plus

(6)	non-operating expenses (minus non-operating income);

less, without duplication,

(7)	non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period and any items for which cash was received in a prior period).

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Agreement of Purchase and Sale” means the agreement of purchase and sale, dated as of June 4, 2006, by and among International Paper Company, a New York corporation, CMP Investments LP, a Delaware limited partnership, and CMP Holdings LLC, a Delaware limited liability company, as amended, supplemented or modified from time to time.

“Applicable Accounting Standards” means, initially, GAAP; provided, however, that the Company may, upon not less than sixty (60) days’ prior written notice to the Trustee, change to IFRS; provided, however, that notwithstanding the foregoing, if the Company changes to IFRS, it may elect, in its sole discretion, to continue to utilize GAAP for the purposes of making all calculations under the Indenture that are subject to Applicable Accounting Standards and the notice to the Trustee required upon the change to IFRS shall set forth whether or not the Company intends to continue to use GAAP for purposes of making all calculations under the Indenture. In the event the Company elects to change to IFRS for purposes of making calculations under the Indenture, references in the Indenture to a standard or rule under GAAP shall be deemed to refer to the most nearly comparable standard or rule under IFRS.

“Applicable Cash Interest Rate” means (i) prior to the consummation of the Merger, 11 3/8 % per annum and (ii) following the consummation of the Merger, 11.00% per annum, in each case applicable to the outstanding principal amount of the Notes during the respective period.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, as determined by the Issuers, the greater of:

(1)	1% of the then outstanding principal amount of the Note; and

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the Note, at August 1, 2017 (such redemption price being set forth in the applicable table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on the Note through August 1, 2017 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the then outstanding principal amount of such Note.

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) outside the ordinary course of business of the Company or any Restricted Subsidiary of the Company (each referred to in this definition as a “disposition”) or

(2)	the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary of the Company) (whether in a single transaction or a series of related transactions), in each case other than:

(a)	a disposition of Cash Equivalents or Investment Grade Securities or obsolete or worn out property or equipment in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c)	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments;”

(d)	any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value of less than $10.0 million;

(e)	any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary of the Company to the Company or by the Company or a Restricted Subsidiary of the Company to a Restricted Subsidiary of the Company;

(f)	any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater market value or usefulness to the business of the Company and its Restricted Subsidiaries as a whole, as determined in good faith by the Company, which in the event of an exchange of assets with a Fair Market Value in excess of (1) $10.0 million shall be evidenced by an Officers’ Certificate, and (2) $20.0 million shall be set forth in a resolution approved in good faith by at least a majority of the Board of Directors of the Company;

(g)	foreclosure on assets of the Company or any of its Restricted Subsidiaries;

(h)	any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j)	any sale of inventory or other assets in the ordinary course of business;

(k)	any grant in the ordinary course of business of any license(s) of patents, trademarks, know-how or any other intellectual property;

(l)	a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(m)	the sale of any property in a Sale/Leaseback Transaction within six months of the acquisition of such property;

(n)	any sale of Specified Non-Core Assets; and

(o)	any disposition made pursuant to the Shared Services Agreement.

“Bank Indebtedness” means any and all amounts payable under or in respect of a Credit Agreement and the other Senior Credit Documents, as amended, restated, supplemented, waived, replaced, restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement), including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Company whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof.

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Borrowing Base” means, as of any date, the sum of (x) 90% of the book value of the inventory of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date, (y) 90% of the book value of the accounts receivable of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date and (z) 100% of the Unrestricted Cash of the Company and its Restricted Subsidiaries as of the end of the most recent fiscal quarter preceding such date, in each case (a) calculated on a consolidated basis in accordance with Applicable Accounting Standards (calculated on a pro forma basis to give effect to any Investment, acquisition, disposition, mergers, consolidations and dispositions, mergers, consolidations and discontinued operation, in each case with such pro forma adjustments as are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio) and (b) excluding any such assets which are then being included in the NewPage Borrowing Base to permit the incurrence of Indebtedness under clause (y) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” For the avoidance of doubt, clause (b) shall only apply so long as the ABL Facility and NewPage ABL Facility are separate and distinct facilities.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City or the place of payment.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock or shares;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with Applicable Accounting Standards.

“Cash Contribution Amount” means the aggregate amount of cash contributions made to the capital of the Company described in the definition of “Contribution Indebtedness.”

“Cash Equivalents” means:

(1)	U.S. dollars, pounds sterling, euros, the national currency of any member state in the European Union or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the U.S. government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3)	in the case of any Foreign Subsidiary, securities issued or directly and fully guaranteed or insured by the government of the jurisdiction of such Foreign Subsidiary, or any agency or instrumentality thereof, in each case with maturities not exceeding 270 days after the date of acquisition and held by it from time to time in the ordinary course of business;

(4)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(5)	repurchase obligations for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6)	commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least “A-1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(7)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(8)	Indebtedness issued by Persons (other than the Sponsors or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s in each case with maturities not exceeding two years from the date of acquisition;

(9)	investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (8) above; and

(10)	instruments equivalent to those referred to in clauses (1) through (9) above denominated in euros or any other foreign currency and comparable in credit quality and tenor to those referred to above and commonly used by corporations for cash management purposes in any jurisdiction outside the United States to the extent reasonably required in connection with any business conducted by any Subsidiary organized in such jurisdiction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and expensing of any bridge or other financing fees); plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; plus

(3)	commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than the Company and its Restricted Subsidiaries; minus

(4)	interest income for such period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)	any net after-tax extraordinary, nonrecurring or unusual gains or losses or income, expenses or charges (less all fees and expenses relating thereto), including, without limitation, any expenses related to any reconstruction, recommissioning or reconfiguration of fixed assets for alternate uses, any expenses constituting transition expenses in connection with the Transactions, any severance expenses, any fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition or Indebtedness permitted to be Incurred by the Indenture (in each case, whether or not successful), including any such fees, expenses, charges or change in control payments in connection with the Transactions, in each case, shall be excluded;

(2)	any increase in amortization or depreciation or any one-time non-cash charges or reductions in Net Income, in each case resulting from purchase accounting in connection with the Transactions or any acquisition that is consummated shall be excluded;

(3)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4)	any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(5)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Company) shall be excluded;

(6)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness shall be excluded;

(7)	the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(8)

solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than Finance Co. or any Note Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9)	an amount equal to the amount of Tax Distributions actually made to any parent or equity holder of such Person in respect of such period in accordance with clause (12) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10)	any impairment charges or asset write-offs and amortization of intangibles in each case arising pursuant to the application of Applicable Accounting Standards shall be excluded;

(11)	any non-cash expense realized or resulting from employee benefit plans or post-employment benefit plans, grants of stock appreciation or similar rights, stock options or other rights to officers, directors and employees of such Person or any of its Restricted Subsidiaries shall be excluded;

(12)	any (a) severance or relocation costs or expenses, (b) one-time non-cash compensation charges, (c) the costs and expenses after the Issue Date related to employment of terminated employees, (d) costs or expenses realized in connection with, resulting from or in anticipation of the Transactions or (e) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(13)	accruals and reserves that are established within twelve months after the Issue Date and that are so required to be established in accordance with Applicable Accounting Standards shall be excluded;

(14)	solely for purposes of calculating Adjusted EBITDA, (a) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-wholly owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(15)	(a)(i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by Statement of Financial Accounting Standards No. 133 shall be excluded;

(16)	unrealized gains and losses relating to hedging transactions and mark-to-market of Indebtedness denominated in foreign currencies resulting from the applications of FAS 52 shall be excluded;

(17)	solely for the purpose of calculating Restricted Payments, the difference, if positive, of the Consolidated Taxes of the Company calculated in accordance with Applicable Accounting Standards and the actual Consolidated Taxes paid in cash by the Company during any Reference Period shall be included;

(18)	any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded; and

(19)	non-cash charges for deferred tax asset valuation allowances shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of the Company or a Restricted Subsidiary of the Company to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (4) and (5) of the definition of Cumulative Credit contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the aggregate depreciation, amortization and other non-cash expenses of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with Applicable Accounting Standards, but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period.

“Consolidated Senior Debt Ratio” means, as of any date of determination, the ratio of (a) Consolidated Total Indebtedness of the Company and its Restricted Subsidiaries on the date of determination that constitutes Senior Indebtedness (with any Indebtedness Incurred pursuant to clause (a)(ii)(y) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” deemed to be Senior Indebtedness for this purpose in connection with any measurement of the Consolidated Senior Debt Ratio pursuant to such clause) less the Unrestricted Cash of the Company and its Restricted Subsidiaries on such date to (b) the aggregate amount of Adjusted EBITDA for the then most recent four fiscal quarters for which internal financial statements of the Company and its Restricted Subsidiaries are available, in each case with such pro forma adjustments to Consolidated Total Indebtedness and Adjusted EBITDA as are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio.

“Consolidated Taxes” means provision for taxes based on income, profits or capital, including, without limitation, state, franchise and similar taxes and any Tax Distributions taken into account in calculating Consolidated Net Income.

“Consolidated Total Indebtedness” means, as of any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Company and its Restricted Subsidiaries (excluding any undrawn letters of credit) consisting of Capitalized Lease Obligations, bankers’ acceptances, Indebtedness for borrowed money and Indebtedness in respect of the deferred purchase price of property or services and (2) the aggregate amount of all outstanding Disqualified Stock of the Company and its Restricted Subsidiaries and all Preferred Stock of Restricted Subsidiaries of Company, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences, in each case determined on a consolidated basis in accordance with Applicable Accounting Standards.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor,

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Contribution Indebtedness” means Indebtedness of any Issuer or any Note Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions (other than Excluded Contributions) made to the capital of such Issuer or such Note Guarantor after the Issue Date; provided, that:

(1)	such cash contributions have not been used to make a Restricted Payment,

(2)	if the aggregate principal amount of such Contribution Indebtedness is greater than the aggregate amount of such cash contributions to the capital of such Issuer or such Note Guarantor, as the case may be, the amount in excess shall be Indebtedness (other than secured Indebtedness) with a Stated Maturity later than the Stated Maturity of the Notes, and

(3)	such Contribution Indebtedness (a) is Incurred within 180 days after the making of such cash contributions and (b) is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the Incurrence date thereof.

“Credit Agreement” means (i) (A) the ABL Facility and (B) the First-Lien Revolving Facility, in each case, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time after the Issue Date, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not any credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company or any direct or indirect parent of the Company (other than Disqualified Stock), that is issued for cash (other than to the Company or any of its Subsidiaries or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof.

“Designated Senior Indebtedness” means, with respect to an Issuer or a Note Guarantor:

(1)	the Bank Indebtedness; and

(2)	any other Senior Indebtedness of such Issuer or such Note Guarantor which, at the date of determination, has an aggregate principal amount outstanding of, or under which, at the date of determination, the holders thereof are committed to lend up to, at least $25.0 million and is specifically designated by such Issuer or such Note Guarantor in the instrument evidencing or governing such Senior Indebtedness as “Designated Senior Indebtedness” for purposes of the Indenture.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale; provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Notes (including the purchase of any Notes tendered pursuant thereto)),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3)	is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the Notes; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common stock or Preferred Stock of the Company or any direct or indirect parent of the Company, as applicable (other than Disqualified Stock), other than:

(1)	public offerings with respect to the Company’s or such direct or indirect parent’s common stock registered on Form S-8; and

(2)	any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Notes” means new Notes issued in an exchange offer registered under the Securities Act in respect of the Notes issued in transactions not registered under the Securities Act (including those Notes issued in the Senior Subordinated Notes Exchange Offer).

“Exchange Offer Transactions” means the Second Lien Notes Exchange Offer and the Senior Subordinated Notes Exchange Offer and transactions related thereto.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of the Company) received by the Company after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of the Company or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of the Company on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Existing Floating Rate Second Lien Notes” means the Second Priority Senior Secured Floating Rate Notes due 2014 issued by the Issuers.

“Existing NewPage ABL Facility” means the Credit Agreement dated as of December 21, 2012 among the NewPage Entities party thereto, the lenders party thereto from time to time, J.P. Morgan Chase Bank, N.A., as administrative agent, and certain other parties thereto, as amended, supplemented or otherwise modified from time to time to the date hereof.

“Existing NewPage Term Loan Facility” means the Credit and Guaranty Agreement dated as of December 21, 2012 among the NewPage Entities party thereto, the lenders party thereto from time to time, Barclays Bank PLC, as administrative agent and collateral agent, and certain other parties thereto, as amended, supplemented or otherwise modified from time to time to the date hereof.

“Existing Notes” means (i) the Existing Senior Secured Notes, (ii) the Existing Secured Notes, (iii) the Old Second Lien Notes, (iv) the Existing Floating Rate Second Lien Notes and (v) the Old Subordinated Notes.

“Existing Secured Notes” means the 11.75% Secured Notes due 2019 issued by the Issuers.

“Existing Senior Secured Notes” means the 11.75% Senior Secured Notes due 2019 issued by the Issuers.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“First-Lien Intercreditor Agreement” means (i) the intercreditor agreement dated as of May 11, 2012 among Citibank, N.A., as intercreditor agent and agent under the ABL Facility, Credit Suisse AG, Cayman Islands Branch, as administrative agent under the First-Lien Revolving Facility, Wilmington Trust, National Association, as trustee under the Existing Senior Secured Notes, and Wilmington Trust, National Association, as trustee under the Existing Secured Notes, the Issuers, and the other parties from time to time party thereto, as heretofore and hereafter amended, restated, supplemented or otherwise modified from time to time and (ii) any other intercreditor agreement that is not materially less favorable to the holders of the Notes than the intercreditor agreement referred to in clause (i).

“First-Lien Revolving Facility” means (i) the first-priority revolving facility entered into May 4, 2012, among the Issuers and each other Subsidiary of the Company from time to time designated a “Borrower” thereunder, the lenders and agents party thereto and Credit Suisse, as administrative agent, as may be amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time after the Issue Date, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “First-Lien Revolving Facility,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“First-Priority Intercreditor Agreement” means (i) the intercreditor agreement dated as of May 4, 2012 among Credit Suisse AG, Cayman Islands Branch, as first-lien revolving facility collateral agent, Wilmington Trust, National Association, as trustee under the Existing Senior Secured Notes and as collateral agent, the Issuers, and the other parties from time to time party thereto, as heretofore and hereafter amended, restated, supplemented or otherwise modified from time to time and (ii) any other intercreditor agreement that is not materially less favorable to the holders of the Notes than the intercreditor agreement referred to in clause (i).

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of Adjusted EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances under any Qualified Receivables Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period (including in the case of any such Incurrence or issuance a pro forma application of the net proceeds therefrom).

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with Applicable Accounting Standards), in each case with respect to an operating unit of a business, and any operational changes that the Company or any of its Restricted Subsidiaries has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date (each, for purposes of this definition, a “pro forma event”) shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations (including the Transactions), discontinued operations and operational changes (and the change of any associated fixed charge obligations and the change in Adjusted EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any pro forma event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Company as set forth in an Officers’ Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies reasonably expected to result from the applicable pro forma event (including, to the extent applicable, from the Transactions) and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote 4 to the “Summary Historical Consolidated Financial Data” under “Summary” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of twelve months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with Applicable Accounting Standards. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	Consolidated Interest Expense of such Person for such period, and

(2)	all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“Flow Through Entity” means an entity that is treated as a partnership not taxable as a corporation, a grantor trust or a disregarded entity for U.S. federal income tax purposes or subject to treatment on a comparable basis for purposes of state, local or foreign tax law.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof or the District of Columbia and any direct or indirect subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which were in effect on August 1, 2006. For the purposes of the Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates and/or commodity prices.

“holder” or “noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“IFRS” means the International Financial Reporting Standards, as promulgated by the International Accounting Standards Board (or any successor board or agency), as in effect on the date of the election, if any, by the Company to change Applicable Accounting Standards to IFRS; provided, that IFRS shall not include any provisions of such standards that would require a lease that would be classified as an operating lease under GAAP to be classified as indebtedness or a finance or capital lease.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1)	the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except (i) any such balance that constitutes a trade payable or similar obligation Incurred in the ordinary course of business and (ii) any earn-out obligations until such obligations become a liability on the balance sheet of such Person in accordance with Applicable Accounting Standards), which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with Applicable Accounting Standards;

(2)	to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business);

(3)	to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; and

(4)	to the extent not otherwise included, with respect to the Company and its Restricted Subsidiaries, the amount then outstanding (i.e., advanced, and received by, and available for use by, the Company or any of its Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of the Company or any Restricted Subsidiary and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing);

provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations Incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; (4) Obligations under or in respect of Qualified Receivables Financing; or (5) obligations under the Acquisition Documents.

Notwithstanding anything in the Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Company, qualified to perform the task for which it has been engaged.

“Intercreditor Agreement” means (i) (a) the intercreditor agreement dated as of August 1, 2006 among Credit Suisse, Cayman Islands Branch, as agent under the Senior Credit Documents, Wilmington Trust Company, as trustee under the Old Second Lien Notes and the Existing Floating Rate Second Lien Notes, the Issuers, each Note Guarantor and the other parties from time to time party thereto, as heretofore and hereafter amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof, and (b) an intercreditor agreement to be entered into on the Issue Date among Credit Suisse, Cayman Islands Branch, as agent under the Senior Credit Documents, the trustee under the New Fixed Rate Second Lien Notes, the Issuers, each Note Guarantor and the other parties from time to time party thereto, as amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof and (ii) any other intercreditor agreement that is not materially less favorable to the holders of the Notes than the intercreditor agreement referred to in clause (i).

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)	securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s or BBB- (or equivalent) by S&P, or an equivalent rating by any other Rating Agency, but excluding any debt securities or loans or advances between and among the Company and its Subsidiaries,

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by Applicable Accounting Standards to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)	the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(b)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means August 1, 2014, the first date on which the Notes were initially issued.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of the Company or any direct or indirect parent of the Company, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or managers or whose nomination for election by the equityholders of the Company or any direct or indirect parent of the Company, as applicable, was approved by a vote of a majority of the directors of the Company or any direct or indirect parent of the Company, as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of the Company or any direct or indirect parent of the Company, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of the Company or any direct or indirect parent of the Company, as applicable.

“Merger” means the merger of NewPage Holdings Inc. with and into Verso Merger Sub Inc., with NewPage Holdings Inc. continuing as the surviving corporation and a wholly owned subsidiary of the Company.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of January 3, 2014, by and among Verso Paper Corp., Verso Merger Sub Inc. and NewPage Holdings, Inc., and any other agreements or instruments contemplated thereby, in each case as amended, restated, supplemented or modified from time to time.

“Merger Closing Date” means the date of the consummation of the Merger.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with Applicable Accounting Standards and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto) or any Tax Distributions resulting therefrom, amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction, and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with Applicable Accounting Standards against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“New Fixed Rate Second Lien Notes” means the Second Priority Adjustable Senior Secured Notes to be issued by the Issuers in the Second Lien Notes Exchange Offer.

“New Fixed Rate Second Lien Notes Indenture” means the indenture to be entered into among the Issuers, Wilmington Trust, National Association, as trustee, and the other parties thereto, with respect to the New Fixed Rate Second Lien Notes, as it may be amended, restated, supplemented or otherwise modified from time to time in accordance with the terms thereof.

“NewPage ABL Facility” means (i) the Asset-Based Revolving Credit Agreement, dated as of February 11, 2014, by and among NewPage Investment Company LLC as holdings, NewPage Corporation as borrower, the subsidiaries of NewPage Corporation party thereto, the lenders party thereto, Barclays Bank PLC as administrative agent and as collateral agent, BMO Harris Bank. N.A. as co-collateral agent, Barclays Bank PLC, Credit Suisse Securities (USA) LLC, UBS Securities LLC, BMO Capital Markets Corp. and Wells Fargo Bank, National Association as joint lead arrangers and joint book runners, and Credit Suisse AG, UBS Securities LLC, BMO Harris Bank N.A. and Wells Fargo Bank, National Association as co-syndication agents, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the facility referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “NewPage ABL Facility,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“NewPage Term Loan Facility” means (i) the First Lien Credit Agreement, dated as of February 11, 2014, by and among NewPage Investment Company LLC as holdings, NewPage Corporation as borrower, the subsidiaries of NewPage Corporation party thereto, the lenders party thereto, Credit Suisse AG, Cayman Islands Branch as administrative agent and as collateral agent, Credit Suisse Securities (USA) LLC, Barclays Bank PLC, UBS Securities LLC, BMO Capital Markets Corp. as joint lead arrangers and joint book runners, and Wells Fargo Bank, National Association as documentation agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, and (ii) whether or not the facility referred to in clause (i) remains outstanding, if designated by the Company to be included in the definition of “NewPage Term Loan Facility,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“NewPage Borrowing Base” means, as of any date, the sum of (x) 90% of the book value of the inventory of the NewPage Entities as of the end of the most recent fiscal quarter preceding such date, (y) 90% of the book value of the accounts receivable of the NewPage Entities as of the end of the most recent fiscal quarter preceding such date and (z) 100% of the Unrestricted Cash of the NewPage Entities as of the end of the most recent fiscal quarter preceding such date, in each case (a) calculated on a consolidated basis in accordance with Applicable Accounting Standards (calculated on a pro forma basis to give effect to any Investment, acquisition, disposition, mergers, consolidations and dispositions, mergers, consolidations and discontinued operation, in each case with such pro forma adjustments as are consistent with the pro forma adjustment provisions set forth in the definition of Fixed Charge Coverage Ratio) and (b) excluding any such assets which are then being included in the Borrowing Base to permit the incurrence of Indebtedness under clause (a) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” For the avoidance of doubt, clause (b) shall only apply so long as the ABL Facility and NewPage ABL Facility are separate and distinct facilities.

“New Senior Secured Notes” means new first-priority senior secured notes to be issued by the Issuers in connection with the Merger.

“Note Documents” means the Indenture, the Notes and the Note Guarantees.

“Note Guarantee” means any guarantee of the Obligations of the Issuers under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture.

“Note Guarantor” means any Person that Incurs a Note Guarantee; provided that upon the release or discharge of such Person from its Note Guarantee in accordance with the Indenture, such Person ceases to be a Note Guarantor.

“Note Obligations” means the Obligations of the Issuers and any other obligor under the Indenture or any of the other Note Documents, including any Note Guarantor, to pay principal, premium, if any, and interest (including any interest accruing after the commencement of bankruptcy or insolvency proceedings) when due and payable, and all other amounts due or to become due under or in connection with the Note Documents and the performance of all other Obligations of the Issuers and the Note Guarantors to the Trustee and the holders of Notes under Note Documents, according to the respective terms thereof.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Notes.

“Offering Memorandum” means the Amended and Restated Confidential Offering Memorandum and Consent Solicitation Statement, dated July 24, 2014.

“Officer” means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

“Officers’ Certificate” means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company, that meets the requirements set forth in the Indenture.

“Old Second Lien Notes” means the 8.75% Second Priority Senior Secured Notes due 2019 issued by the Issuers.

“Old Subordinated Notes” means the 11.375% Senior Subordinated Notes due 2016 issued by the Issuers.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company.

“Pari Passu Indebtedness” means:

(1)	with respect to any Issuer, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes; and

(2)	with respect to any Note Guarantor, its Note Guarantee and any Indebtedness which ranks pari passu in right of payment to such Note Guarantor’s Note Guarantee.

“Permitted Holders” means, at any time, each of (i) the Sponsors, (ii) the Management Group, (iii) any Person that has no material assets other than the Capital Stock of the Company and, directly or indirectly, holds or acquires 100% of the total voting power of the Voting Stock of the Company or any direct or indirect parent company, and of which no other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any of the other Permitted Holders, holds more than 50% of the total voting power of the Voting Stock thereof and (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders and that, directly or indirectly, hold or acquire beneficial ownership of the Voting Stock of the Company (a “Permitted Holder Group”), so long as (1) each member of the Permitted Holder Group has voting rights proportional to the percentage of ownership interests held or acquired by such member and (2) no Person or other “group” (other than Permitted Holders) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by the Permitted Holder Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made (or is not required to be made) in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)	any Investment in the Company or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents or Investment Grade Securities;

(3)	any Investment by the Company or any Restricted Subsidiary of the Company in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Company, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company, including, without limitation, the Merger;

(4)	any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date;

(6)	advances to employees not in excess of $15.0 million outstanding at any one time in the aggregate;

(7)	any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(9)	any Investment by the Company or any of its Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the greater of (x) $100.0 million and (y) 7.5% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Company after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10)	additional Investments by the Company or any of its Restricted Subsidiaries having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (10) that are at that time outstanding, not to exceed the greater of (x) $100.0 million and (y) 7.5% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(11)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(12)	Investments the payment for which consists of Equity Interests of the Company (other than Disqualified Stock) or any direct or indirect parent of the Company, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of Cumulative Credit contained in “—Certain Covenants—Limitation on Restricted Payments;”

(13)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6), (7) and (11)(b) of such paragraph);

(14)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15)	guarantees issued in accordance with the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Note Guarantors;”

(16)	Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business;

(17)	any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness; provided, however, that any Investment in a Receivables Subsidiary is in the form of a Purchase Money Note, contribution of additional receivables or an equity interest;

(18)	additional Investments in joint ventures of the Company or any of its Restricted Subsidiaries existing on the Issue Date not to exceed $20.0 million at any one time;

(19)	any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Qualified Receivables Financing; and

(20)

Investments of a Restricted Subsidiary of the Company acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with a Restricted Subsidiary of the Company in a transaction that is not prohibited by the covenant described under “—Merger, Amalgamation,

Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation.

“Permitted Junior Securities” shall mean unsecured debt or equity securities of any Issuer or any Note Guarantor or any successor corporation issued pursuant to a plan of reorganization or readjustment of such Issuer or such Note Guarantor, as applicable, that are subordinated to the payment of all then-outstanding Senior Indebtedness of such Issuer or such Note Guarantor, as applicable, at least to the same extent that the Notes are subordinated to the payment of all Senior Indebtedness of such Issuer or such Note Guarantor, as applicable, on the Issue Date, so long as to the extent that any Senior Indebtedness of such Issuer or such Note Guarantor, as applicable, outstanding on the date of consummation of any such plan of reorganization or readjustment is not paid in full in cash on such date, the holders of any such Senior Indebtedness not so paid in full in cash have consented to the terms of such plan of reorganization or readjustment.

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)	Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties, Liens arising out of timber cutting, hauling or sales contracts, or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	(A) Liens securing Senior Indebtedness, and Liens on assets of a Restricted Subsidiary that is not a Note Guarantor securing Indebtedness of such Restricted Subsidiary, in each case permitted to be Incurred pursuant to the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (B) Liens securing Indebtedness permitted to be Incurred pursuant to clause (b), (d), (l), (m) (to the extent it guarantees any such Indebtedness) or (t) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (provided that in the case of such clause (t), such Lien does not extend to the property or assets of any Subsidiary of the Company other than a Foreign Subsidiary);

(7)	Liens existing on the Issue Date;

(8)	Liens on assets, property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided, further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary of the Company;

(9)	Liens on assets or property at the time the Company or a Restricted Subsidiary of the Company acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Company or any Restricted Subsidiary of the Company; provided, however, that such Liens (other than Liens to secure Indebtedness Incurred pursuant to clause (o) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens (other than Liens to secure Indebtedness Incurred pursuant to clause (o) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) may not extend to any other property owned by the Company or any Restricted Subsidiary of the Company (other than pursuant to after acquired property clauses in effect with respect to such Liens at the time of acquisition on property of the type that would have been subject to such Liens notwithstanding the occurrence of such acquisition);

(10)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary of the Company permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;”

(11)	Liens securing Hedging Obligations and cash management Obligations not incurred in violation of the Indenture; provided that with respect to Hedging Obligations and cash management Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(12)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(15)	Liens in favor of any Issuer or any Note Guarantor;

(16)	Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(17)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(18)	Liens on the Equity Interests of Unrestricted Subsidiaries;

(19)	grants of software and other technology licenses in the ordinary course of business;

(20)

Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6)(B), (7), (8), (9), (10), (11) and (15) and the following clause (32); provided, however, that (x) such new Lien shall be limited to all or part of the same property (including any after acquired property to the extent it would have been subject to the original Lien) that was subject to the original Lien (plus improvements on such property), and (y) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6)(B), (7), (8), (9), (10), (11), (15) and (32), at the time the original Lien became a Permitted Lien under the Indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(21)	Liens on equipment of the Company or any Restricted Subsidiary granted in the ordinary course of business to the Company’s or such Restricted Subsidiary’s client at which such equipment is located;

(22)	judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(23)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(24)	Liens Incurred to secure cash management services in the ordinary course of business;

(25)	other Liens in an aggregate principal amount not to exceed $20.0 million at any one time outstanding;

(26)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(27)	Liens on Equity Interests of Unrestricted Subsidiaries;

(28)	grants of software and other technology licenses in the ordinary course of business;

(29)	any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(30)	any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Company or any Restricted Subsidiary;

(31)	Liens arising by virtue of any statutory or common law provisions relating to banker’s liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution; and

(32)	Liens securing (a) the New Senior Secured Notes, (b) the NewPage Term Loan Facility and (c) the NewPage ABL Facility.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Purchase Money Note” means a promissory note of a Receivables Subsidiary evidencing a line of credit, which may be irrevocable, from the Company or any Subsidiary of the Company to a Receivables Subsidiary in connection with a Qualified Receivables Financing, which note is intended to finance that portion of the purchase price that is not paid by cash or a contribution of equity.

“Qualified Receivables Financing” means any Receivables Financing of one or more Receivables Subsidiaries that meets the following conditions:

(1)	the Board of Directors of the Company shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Company and the Receivables Subsidiary;

(2)	all sales of accounts receivable and related assets to the Receivables Subsidiaries are made at Fair Market Value (as determined in good faith by the Company); and

(3)	the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Company) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Company or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Bank Indebtedness, Indebtedness in respect of the Second Lien Notes or any Refinancing Indebtedness with respect to the Second Lien Notes shall not be deemed a Qualified Receivables Financing.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Company’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company or any direct or indirect parent of the Company as a replacement agency for Moody’s or S&P, as the case may be.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Company or any of its Subsidiaries); and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Company or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Company or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of the Company (or another Person formed for the purposes of engaging in Qualified Receivables Financing with the Company in which the Company or any Subsidiary of the Company makes an Investment and to which the Company or any Subsidiary of the Company transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Company and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Company (as provided below) as a Receivables Subsidiary and:

(a)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Company or any other Subsidiary of the Company (excluding (x) guarantees of obligations (other than the principal of and interest on, Indebtedness) pursuant to Standard Securitization Undertakings and (y) guarantees by other Receivables Subsidiaries), (ii) is recourse to or obligates the Company or any other Subsidiary of the Company (other than another Receivables Subsidiary) in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of the Company or any other Subsidiary of the Company (other than another Receivables Subsidiary), directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b)	with which neither the Company nor any other Subsidiary of the Company (other than another Receivables Subsidiary) has any material contract, agreement, arrangement or understanding other than on terms which the Company reasonably believes to be no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Company; and

(c)	to which neither the Company nor any other Subsidiary of the Company (other than another Receivables Subsidiary) has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions.

“Representative” means the trustee, agent or representative (if any) for an issue of Senior Indebtedness or Designated Senior Indebtedness, as applicable; provided that if, and for so long as, such Senior Indebtedness lacks such a Representative, then the Representative for such Senior Indebtedness shall at all times constitute the holder or holders of a majority in outstanding principal amount of obligations under such Senior Indebtedness.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of New Subordinated Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Company, including, without limitation, Finance Co.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary of the Company or between Restricted Subsidiaries of the Company.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Second Lien Notes” means (i) the Existing Floating Rate Second Lien Notes, (ii) the Old Second Lien Notes and (iii) the New Fixed Rate Second Lien Notes.

“Second Lien Notes Exchange Offer” means the Issuers’ offer to exchange the New Fixed Rate Second Lien Notes for any and all outstanding Old Second Lien Notes pursuant to the Offering Memorandum.

“Second Lien Notes Documents” means the collective reference to the New Fixed Rate Second Lien Notes (and any exchange New Fixed Rate Second Lien Notes), the New Fixed Rate Second Lien Notes Indenture and all collateral, pledge and security agreements in respect thereof.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Documents” means the collective reference to a Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time.

“Senior Lien Intercreditor Agreement” means (i) the intercreditor agreement dated as of May 4, 2012 among Citibank, N.A., as collateral agent under the ABL Facility, Credit Suisse AG, Cayman Islands Branch, as collateral agent under the First-Lien Revolving Facility, Wilmington Trust, National Association, as trustee under the Existing Senior Secured Notes, the Issuers, and the other parties from time to time party thereto, as heretofore and hereafter amended, restated, supplemented or otherwise modified from time to time and (ii) any other intercreditor agreement that is not materially less favorable to the holders of the Notes than the intercreditor agreement referred to in clause (i).

“Senior Subordinated Notes Exchange Offer” means the Issuers’ offer to exchange the Notes for any and all outstanding Old Subordinated Notes pursuant to the Offering Memorandum.

“Shared Services Agreement” means the shared services agreement entered into on or contemporaneously with the consummation of the Merger on substantially the terms described in the Offering Memorandum between the Company and its Restricted Subsidiaries (other than the NewPage Entities) and NewPage Investment Company LLC or any of its subsidiaries, among others, in connection with the Merger, and any and all modifications thereto, substitutions therefor and replacements thereof so long as such modifications, substitutions and replacements are not materially less favorable, taken as a whole, to the Company and its Restricted Subsidiaries than the terms of such agreement as in effect upon the consummation of the Merger.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Company within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means a business, the majority of whose revenues are derived from the activities of the Company and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Specified Non-Core Assets” means hydro-electric dams and related assets.

“Sponsors” means (i) one or more investment funds controlled by Apollo Management, L.P. and its Affiliates (collectively, the “Apollo Sponsors”), (ii) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Apollo Sponsor, provided that any Apollo Sponsor (x) owns a majority of the voting power and (y) controls a majority of the Board of Directors of the Company and (iii) any other Affiliate of Apollo Management, L.P. that is neither a “portfolio company” (which means a company actively engaged in providing goods or services to unaffiliated customers), whether or not controlled, nor a company controlled by a “portfolio company.”

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Company or any Subsidiary of the Company which the Company has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to any Issuer, any Indebtedness of such Issuer which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Note Guarantor, any Indebtedness of such Note Guarantor which is by its terms subordinated in right of payment to its Note Guarantee.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Tax Distributions” means any distributions described in clause (12) of the covenant entitled “—Certain Covenants—Limitation on Restricted Payments.”

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the Indenture.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company, calculated on a pro forma basis after giving effect to any acquisition or disposition of a Person or business subsequent to the date of such balance sheet and consummated substantially contemporaneously with or prior to the time of calculation.

“Transactions” refers collectively, and without limitation, to (i) the issuance of the Notes, (ii) the issuance of the New Senior Secured Notes, (iii) the issuance of the New Fixed Rate Second Lien Notes, (iv) the Exchange Offer Transactions, (v) the amendment and/or amendment and restatement of the First-Lien Revolving Facility and the ABL Facility, (vi) the entry into the NewPage Term Loan Facility and the NewPage ABL Facility and the repayment in full of the Existing NewPage Term Loan Facility and the Existing NewPage ABL Facility and (vii) the Merger and the transactions related thereto.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of the most recently issued United States Treasury security as displayed by Bloomberg LP (or any successor service) on screens PX1 through PX8 (or any screens that may replace such screens on such service) that has a remaining term most nearly equal to the period from such redemption date, as determined by the Issuers, to August 1, 2017; provided, however, that if the period from such redemption date to August 1, 2017 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means:

(1)	any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and

(2)	who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unrestricted Cash” means cash or Cash Equivalents of the Company or any of its Restricted Subsidiaries that would not appear as “restricted” on a consolidated balance sheet of the Company and its Subsidiaries.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries; provided, further, however, that either:

(a)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)	if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1) the Company could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for the Company and its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y) no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

Notwithstanding anything to the contrary herein, and without any further condition, qualification or action hereunder, subsidiaries designated as Unrestricted Subsidiaries as of the Issue Date under the agreements governing the Company’s existing Indebtedness will be Unrestricted Subsidiaries.

“U.S. Government Obligations” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares required to be held by Foreign Subsidiaries) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

BOOK-ENTRY; DELIVERY AND FORM

Except as set forth below, the exchange notes will initially be issued in registered, global notes in global form without coupons (“Global Notes”). Each Global Note shall be deposited with the Trustee, as custodian for, and registered in the name of The Depository Trust Company (“DTC”) or a nominee thereof. The original notes, to the extent validly tendered and accepted and directed by their holders in their letters of transmittal, will be exchanged through book-entry electronic transfer for the global note.

Except as set forth below, the Global Notes may be transferred, in whole but not in part, solely to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in certificated form except in the limited circumstances described below.

The Global Notes

We expect that, pursuant to procedures established by DTC, (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary (“participants”) and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the holders of the original notes and ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations that are participants in such system.

So long as DTC or its nominee is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, and premium (if any) and interest (including additional interest, if any) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of the issuer, the Trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal of, and premium (if any) and interest (including additional interest, if any) on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Security, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the Global Notes for Certificated Securities, which it will distribute to its participants.

DTC has advised us as follows: DTC is a limited-purpose trust company organized under New York banking law, a “banking organization” within the meaning of the New York banking law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for issues of U.S. and non-U.S. equity, corporate and municipal debt issues that participants deposit with DTC. DTC also facilitates the post-trade settlement among participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between participants’ accounts. This eliminates the need for physical movement of securities certificates. Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. Access to the DTC system is also available to indirect participants such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. None of us, the Trustee or any paying agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

A Global Note is exchangeable for certificated notes in fully registered form without interest coupons (“Certificated Securities”) only in the following limited circumstances:

•	DTC notifies us that it is unwilling or unable to continue as depositary for the Global Note and we fail to appoint a successor depositary within 90 days of such notice, or

•	there shall have occurred and be continuing an event of default with respect to the notes under the indenture and DTC shall have requested the issuance of Certificated Securities.

Certificated Securities may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written instruction that will comply with the appropriate transfer rules applicable to such notes.

In addition, holders of certificated notes participating in the exchange offers that do not provide information regarding their DTC participant and an election to receive the exchange notes in book-entry form will, subject to the terms and conditions of the exchange offers, receive certificated notes upon closing of the exchange offers.

The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer the notes will be limited to such extent.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

Subject to the limitations and qualifications set forth herein (including Exhibit 8.1 hereto), this discussion, insofar as it expresses conclusions as to the application of United States federal income tax law, is the opinion of Paul, Weiss, Rifkind, Wharton & Garrison LLP, our U.S. federal income tax counsel. The following is a discussion of the material U.S. federal income tax considerations relevant to the exchange of original notes for exchange notes pursuant to the exchange offers and the ownership and disposition of exchange notes acquired by U.S. Holders and non-U.S. Holders (each as defined below and collectively referred to as “Holders”) pursuant to the exchange offers, but does not purport to be a complete analysis of all the potential tax considerations. This summary is based on the Code, Treasury Regulations issued thereunder, and administrative and judicial interpretations thereof, all as of the date of this prospectus and all of which are subject to change (perhaps with retroactive effect).

This summary does not represent a detailed description of the U.S. federal income tax consequences to Holders in light of their particular circumstances. In addition, it does not represent a detailed description of the U.S. federal income tax consequences applicable to Holders that are subject to special treatment under the U.S. federal income tax laws, such as financial institutions, regulated investment companies, real estate investment trusts, individual retirement and other tax deferred accounts, dealers or traders in securities or currencies, life insurance companies, partnerships or other pass-through entities (or investors therein), tax-exempt organizations, U.S. expatriates, non-U.S. trusts and estates that have U.S. beneficiaries, persons holding notes as a hedge or hedged against currency risk, in an integrated or conversion transaction, as a position in a constructive sale or straddle, or U.S. Holders whose “functional currency” is other than the U.S. dollar. This summary does not address U.S. federal tax consequences other than U.S. federal income tax consequences (such as estate or gift taxes), the alternative minimum tax or the consequences under the tax laws of any foreign, state or local jurisdiction. The discussion deals only with notes held as “capital assets” within the meaning of Section 1221 of the Code. We have not requested a ruling from the Internal Revenue Service (the “IRS”) on the tax consequences of owning the notes. As a result, the IRS could disagree with portions of this discussion.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a citizen or resident alien individual of the United States;

•	a corporation that is organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust (i) that is subject to the primary supervision of a court within the United States and under the control of one or more U.S. persons, or (ii) that has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

For purposes of this discussion, the term “non-U.S. Holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes, an individual, corporation, trust, or estate and that is not a U.S. Holder.

If an entity treated as a partnership for U.S. federal income tax purposes holds notes, the tax treatment of a partner in such an entity will depend on the status of the partner and the activities of the entity. Partners in such entities that are considering exchanging original notes for exchange notes pursuant to the exchange offers should consult their own tax advisors.

Prospective investors should consult their own tax advisors concerning the particular U.S. federal income tax consequences of exchanging original notes for exchange notes pursuant to the exchange offers and owning and disposing of exchange notes acquired pursuant to the exchange offers, as well as the consequences arising under other federal tax laws and the laws of any other taxing jurisdiction.

Characterization of the Notes

The notes should, for U.S. federal income tax purposes, be treated as contingent payment debt instruments because, at the time the original notes were issued, there was a possibility that, upon the consummation of the NewPage acquisition, (i) the principal amount of, and interest rate payable with respect to, the outstanding original notes would be adjusted and (ii) the maturity date of the original notes would be extended. After the issuance of the original notes, the NewPage acquisition was consummated, and the terms of the original notes were adjusted in accordance with their terms. Under each of the indentures governing the notes, the Issuers and each beneficial owner of the applicable notes agree for U.S. federal income tax purposes to treat the applicable notes as indebtedness that is subject to the Treasury Regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”), which apply in the manner described below. The remainder of this discussion assumes that the notes will be so treated and does not address any possible differing treatments of the notes. However, the application of the Contingent Debt Regulations to instruments such as the notes is uncertain in several respects, and no rulings have been sought from the IRS or a court with respect to any of the tax consequences discussed below. Accordingly, no assurance can be given that the IRS or a court will agree with the treatment described herein. Any differing treatment could affect the amount, timing and character of income, gain or loss in respect of an investment in the notes. Holders should consult their tax advisors concerning the application of the Contingent Debt Regulations to the notes and the consequences thereof.

Issue Price of the Original Notes

For U.S. federal income tax purposes, the “issue price” of the applicable original notes depends on whether such original notes, on the one hand, or the Old Second Lien Notes or Old Subordinated Notes (together, the “Old Notes”) (as applicable), on the other hand, were deemed to be “publicly traded” at the time the original notes were issued (i.e., on the date of the Debt Exchange Offers). If the applicable original notes were considered to be “publicly traded” property, as defined by the Regulations, the “issue price” of such original notes was equal to their fair market value on the date of the Debt Exchange Offers. In general, a debt instrument such as the original notes will be treated as traded on an established market if, at the time during the 31-day period ending 15 days after the date of the Debt Exchange Offers, (a) a “sales price” for an executed purchase of the debt instrument appears on a medium that is made available to issuers of debt instruments, persons that regularly purchase or sell debt instruments, or persons that broker purchases or sales of debt instruments; (b) a “firm” price quote for the debt instrument is available from at least one broker, dealer or pricing service for property and the quoted price is substantially the same as the price for which the person receiving the quoted price could purchase or sell the property; or (c) there are one or more “indicative” quotes available from at least one broker, dealer or pricing service for property. In general, a debt instrument such as the Old Notes (which are governed by older rules) will be treated as “publicly traded” if, at any time during the 60-day period ending 30 days after the date of the Debt Exchange Offers, they appear on a system of general circulation that provides a reasonable basis for determining the fair market value of Old Notes by disseminating either (i) recent price quotations (including rates, yields, or other pricing information) of one or more identified brokers, dealers or traders or (ii) actual prices (including rates, yields or other pricing information) of recent sales transactions. The Issuers believe that the Old Notes were “publicly traded” for these purposes and that the original notes were “publicly traded” for these purposes and, thus, that the issue price of the original notes was equal to their respective fair market values on the date of the Debt Exchange Offers. The Issuers cannot predict with certainty, however, what position the IRS may take with regard to whether the Old Notes or original notes were “publicly traded.” If the applicable Old Notes were “publicly traded” but the applicable original notes were not “publicly traded,” then the “issue price” of such original notes would equal the fair market value of such Old Notes. If neither the applicable Old Notes nor the applicable original notes were “publicly traded,” then the “issue price” of such original notes would equal their respective stated principal amounts. The rules regarding the determination of issue price are complex and highly detailed, and a U.S. Holder should consult its own tax advisor regarding the determination of the issue price of the original notes. A holder may obtain the Issuers’ determination as to the issue price of the applicable original notes by submitting a written request for it to the Issuers at 6775 Lenox Center Court, Suite 400, Memphis, Tennessee 38115-4436, Attention: Chief Financial Officer.

Certain U.S. Federal Income Tax Considerations for U.S. Holders

Exchange Offers

Exchanging an original note for an exchange note pursuant to the exchange offers will not be treated as a taxable exchange for U.S. federal income tax purposes. Consequently, U.S. Holders will not recognize gain or loss upon receipt of an exchange note. The holding period for an exchange note will include the holding period for the original note and the initial basis in an exchange note will be the same as the adjusted basis in the original note.

Accruals of OID

Under the Contingent Debt Regulations, all interest on the exchange notes (including stated interest) will be treated as original issue discount (“OID”) for U.S. federal income tax purposes. As a result, a U.S. Holder will be required to include OID in gross income (as ordinary income) as it accrues (regardless of the U.S. Holder’s method of accounting), which may be in advance of receipt of the cash attributable to that income. Under the Contingent Debt Regulations, OID accrues according to the “noncontingent bond method,” based on the “comparable yield” (defined below) of the exchange notes, which the Issuers are required to determine.

The “comparable yield” of the applicable exchange notes is equal to the yield, as of the issue date, at which the Issuers would issue a fixed rate debt instrument with terms and conditions similar to the applicable exchange notes, including the level of subordination, term, timing of payments and general market conditions. The Issuers also are required to provide to U.S. Holders, solely for U.S. federal income tax purposes, a schedule of the projected payments on the exchange notes (which, in certain circumstances, may need to be updated), that estimates the amount and timing of each scheduled interest payment and the payment upon maturity of the applicable exchange notes. This schedule must produce the comparable yield.

In determining the projected payment schedule, the Issuers will make assumptions regarding the relevant facts and applicable Treasury Regulations. If the Issuers make interest and principal payments as assumed in the projected payment schedule, a U.S. Holder will accrue OID on the exchange notes in accordance with the projected payment schedule and will not be required to make any adjustments to the U.S. Holder’s income inclusions or calculations as described below. The Issuers’ determination of the comparable yield and projected payment schedule, and the adjustments thereto described below, is binding on a U.S. Holder and must be used in respect of the exchange notes for U.S. federal income tax purposes unless the U.S. Holder discloses its contrary position in the manner required by applicable Treasury Regulations. The Issuers’ determination, however, is not binding on the IRS, and if the IRS were to challenge this determination, a U.S. Holder might be required to include in gross income an amount of OID in excess of that described herein. A holder may obtain the comparable yield and the projected payment schedule by submitting a written request for it to the Issuers at 6775 Lenox Center Court, Suite 400, Memphis, Tennessee 38115-4436, Attention: Chief Financial Officer.

The comparable yield and the projected payment schedule are not provided for any purpose other than the determination by a Holder of OID and adjustments thereto in respect of the exchange notes for U.S. federal income tax purposes, and do not constitute a projection or representation regarding the actual amount of the payments to be made on the exchange notes.

The annual amounts of OID includible in income by a U.S. Holder will equal the sum of the “daily portions” of the OID with respect to a note for each day on which the holder owns the exchange note during the taxable year. Generally, a U.S. Holder determines the daily portions of OID by allocating to each day in an “accrual period” a pro rata portion of the OID that is allocable to that accrual period. The term “accrual period” means an interval of time with respect to which the accrual of OID is measured and which may vary in length over the term of a debt instrument provided that each accrual period is no longer than one year and each scheduled payment of principal or interest occurs on either the first or last day of an accrual period.

The amount of OID allocable to an accrual period will be the product of the “adjusted issue price” of the note (as defined below) at the beginning of the accrual period and its comparable yield, adjusted for the length of the accrual period. The “adjusted issue price” of a note is its “issue price” (as described above under “—Issue Price of the Original Notes”), increased by any OID previously accrued, determined without regard to any adjustments to OID accruals described below, and decreased by the amounts of any noncontingent payments and the projected amounts of any contingent payments previously made on the exchange note.

Adjustments to OID Accruals

If the actual contingent payments made on the exchange notes differ from the projected contingent payments, adjustments will be made to a U.S. Holder’s taxable income for the taxable year in which the contingent payment is made. If, during any taxable year, a U.S. Holder receives actual contingent payments with respect to the exchange notes for that taxable year that in the aggregate exceed the total amount of projected contingent payments for such taxable year, such U.S. Holder will incur a net positive adjustment equal to the amount of such excess. Such net positive adjustment will be treated as additional OID for such taxable year. If, during a taxable year, a U.S. Holder receives actual contingent payments with respect to an exchange note for that taxable year that in the aggregate are less than the amount of projected contingent payments for such taxable year, such U.S. Holder will incur a net negative adjustment equal to the amount of such deficit. A net negative adjustment will:

•	first, reduce the amount of OID required to be accrued in the current year,

•	second, be treated as ordinary loss to the extent of the U.S. Holder’s total prior OID inclusions with respect to the exchange note (which includes any prior net positive adjustments), reduced to the extent such OID was offset by prior net negative adjustments, and

•	third, be treated as a negative adjustment in the succeeding taxable year(s), and, if not used by the time the exchange note is sold or matures, be treated as a reduction in the amount realized on a sale, exchange, retirement or other taxable disposition.

Notwithstanding the foregoing, if a contingent payment becomes fixed more than six months before it is due, the adjustments to a U.S. Holder’s taxable income are made when the payment becomes fixed and equals the difference between the present values of the actual and projected amounts, determined as of the date the payment becomes fixed, using the comparable yield as the discount rate. However, pursuant to the Contingent Debt Regulations, if all the remaining contingent payments on a debt instrument become fixed substantially contemporaneously, any positive or negative adjustment on the instrument are taken into account in a reasonable manner over the period to which they relate.

Special Rules if Basis Differs from Adjusted Issue Price

If a U.S. Holder’s basis in the applicable exchange notes exceeds (or is less than) the applicable exchange notes’ adjusted issue price, the amount of the difference allocated to a daily portion of interest or to a projected payment is treated as a negative (or positive) adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the U.S. Holder’s adjusted basis in the debt instrument is reduced (or increased) by the amount the holder treats as a negative (or positive) adjustment pursuant to the foregoing sentence. Special rules apply when a contingent payment is fixed more than six months before it is due.

Sale or Other Taxable Disposition of the Exchange Notes

Upon the retirement of an exchange note at maturity, a U.S. Holder generally will realize the amount of projected payments due at maturity. If the amount received at maturity is different than the projected payment to be made at maturity, the difference constitutes a positive or negative adjustment (as described above) taken into account at such time. Upon the sale, exchange or other taxable disposition of an exchange note (other than at maturity but including any deemed pro rata prepayment as described above), a U.S. Holder generally will recognize taxable gain or loss in an amount equal to the difference between the amount realized (the sum of the cash and the fair market value of any property received in such sale) and its adjusted basis in the exchange note. A U.S. Holder’s adjusted basis in an exchange note generally will equal the cost of the note, increased by any accrued OID previously included in income (before taking into account any adjustments as described above), and decreased by the amount of any noncontingent payments and the projected amount of any contingent payments previously scheduled. The amount of any gain will be reduced by any net negative adjustment carried forward, as described above under “—Adjustments to OID Accruals.” Generally, gain recognized on the sale, exchange, retirement or other taxable disposition of an exchange note will be treated as ordinary interest income. However, if there are no remaining contingent payments to be made at the time of such sale, exchange, retirement or other taxable disposition, subject to recharacterization as ordinary income under the market discount rules, any gain is treated as capital gain or loss, provided that such gain is treated as ordinary interest income to the extent of any unaccrued positive adjustments. Any loss will be ordinary loss to the extent of OID on the exchange notes included in income for the year of sale or any prior period, and thereafter, capital loss (which will be long-term if the note is held for more than one year). For non-corporate U.S. Holders, certain preferential tax rates may apply to gain recognized as long-term capital gain. The deductibility of capital losses is subject to limitations. Each Holder should consult its tax advisor with respect to these limitations.

Applicable High-Yield Discount Obligations

As discussed above in “Description of Second Priority Exchange Notes—Mandatory Redemption; Offers to Purchase; Open Market Purchases” and “Description of Subordinated Exchange Notes—Mandatory Redemption; Offers to Purchase; Open Market Purchases,” the Issuers intend to make certain mandatory prepayments of principal or interest on the exchange notes in an amount sufficient to ensure that the exchange notes will not be treated as having “significant” OID, and therefore will not be treated as AHYDOs. Payments on an exchange note that constitute Special Mandatory Redemptions will be treated first as a payment of OID to the extent of the OID that (i) has accrued with respect to the exchange note as of the date the payment is due and (ii) has not been allocated to prior such payments (which, to that extent will not constitute taxable income to a U.S. Holder upon receipt), and second as a payment of principal (which will be treated as described in “—Sale or Other Taxable Disposition of the Exchange Notes”, above).

Net Investment Income Tax

Certain U.S. Holders who are individuals, estates or trusts with income that exceeds the statutory threshold are required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or undistributed net investment income in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income (or adjusted gross income in the case of an estate or trust) for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income will generally include its interest income (including OID) and its net gains from the disposition of the exchange notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their tax advisor regarding the applicability of the net investment income tax to income and gains in respect of the exchange notes.

Certain U.S. Federal Tax Considerations for Non-U.S. Holders

Exchange Offers

Non-U.S. Holders will not recognize gain or loss upon receipt of an exchange note in exchange for an original note pursuant to the exchange offers.

Payments of Stated Interest

The 30% U.S. federal withholding tax will not apply to any payment of interest (which for purposes of this discussion includes OID) on the exchange notes under the “portfolio interest rule,” provided that (i) such interest is not effectively connected with the conduct of a trade or business in the United States; (ii) the non-U.S. Holder does not actually or constructively own 10% or more of the Issuers’ voting stock within the meaning of the Code and the Regulations; (iii) the non-U.S. Holder is not a controlled foreign corporation that is related to the Issuers actually or constructively through stock ownership; (iv) the non-U.S. Holder is not a bank receiving interest on a loan agreement entered into in the ordinary course of its trade or business; and (v) the Non-U.S. Holder has provided a validly completed IRS Form W-8BEN or W-8BEN-E (or other applicable form) establishing such non-U.S. Holder status (or documentary evidence satisfying certain requirements for establishing such non-U.S. Holder status). See “Certain U.S. Federal Income Tax Considerations for U.S. Holders—Applicable High Yield Discount Obligations” regarding the treatment of all or a portion of a Special Mandatory Redemption as OID.

If a non-U.S. Holder cannot satisfy the requirements described above, payments of interest (including OID) on the exchange notes made to such non-U.S. Holder will be subject to a 30% U.S. federal withholding tax, unless such non-U.S. Holder provides the Issuers (or its paying agent) with a properly executed (i) IRS Form W-8BEN or W-8BEN-E (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty; or (ii) IRS Form W-8ECI (or other applicable form) certifying that interest paid on the exchange notes is not subject to withholding tax because it is effectively connected with the conduct of a trade or business in the United States (and, if so required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. Holder in the United States).

If a non-U.S. Holder is engaged in a trade or business in the United States and interest (including OID) on the exchange notes is “effectively connected” with the conduct of that trade or business (and, if so required by an applicable tax treaty, attributable to a permanent establishment maintained by the non-U.S. Holder in the United States), then such non-U.S. Holder will be subject to U.S. federal income tax on that interest (including OID) on a net income basis generally in the same manner as if it were a U.S. Holder unless an applicable income tax treaty provides otherwise (although such holder will be exempt from the 30% U.S. federal withholding tax, provided the certification requirements discussed above are satisfied). In addition, if the non-U.S. Holder is a corporate non-U.S. Holder, it may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of such interest (including OID), subject to adjustments.

Sale, Exchange or Retirement of the Exchange Notes

Any gain realized upon the sale, exchange or retirement of an exchange note generally will not be subject to U.S. federal income tax unless:

•	the gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment that such non-U.S. Holder maintains), in which case the gain will be subject to tax in the same manner as effectively connected interest income as described above under “—Payments of Stated Interest”; or

•	such non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the exchange, and certain other conditions are met, in which case the gain (reduced by certain U.S.-source capital losses) will be subject to 30% tax.

Information Reporting and Backup Withholding

U.S. Holders

A U.S. Holder may be subject to information reporting and backup withholding (currently at the rate of 28%) with respect to payments of stated interest and payments of the gross proceeds from the sale or other disposition (including a retirement or redemption) of an exchange note. Certain U.S. Holders (including corporations) are not subject to information reporting and backup withholding. A U.S. Holder will be subject to backup withholding if such U.S. Holder is not otherwise exempt and such U.S. Holder:

•	fails to furnish its correct taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	is notified by the IRS that it is subject to backup withholding because it has previously failed to properly report payments of interest or dividends;

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the U.S. Holder that it is subject to backup withholding; or

•	otherwise fails to comply with applicable requirements of the backup withholding rules.

Non-U.S. Holders

A non-U.S. Holder will not be subject to backup withholding (currently at the rate of 28%) with respect to payments of interest to such non-U.S. Holder if we have received from such non-U.S. Holder the statement described above under “—Certain U.S. Federal Tax Considerations for Non-U.S. Holders—Payments of Stated Interest” or the non-U.S. Holder otherwise establishes an exemption, provided that we do not have actual knowledge or reason to know that such non-U.S. Holder is a U.S. person. A non-U.S. Holder may, however, be subject to information reporting requirements with respect to payments of interest on the exchange notes.

Proceeds from the sale, exchange, retirement, redemption or other taxable disposition of the exchange notes made to or through a foreign office of a foreign broker without certain specified connections to the United States will not be subject to information reporting or backup withholding. A non-U.S. Holder may be subject to backup withholding and/or information reporting with respect to the proceeds of the sale, exchange, retirement, redemption or other taxable disposition of an exchange note within the United States or conducted through certain U.S.-related financial intermediaries, unless the payer receives the statement described above under “—Certain U.S. Federal Tax Considerations for Non-U.S. Holders—Payments of Stated Interest” and does not have actual knowledge or reason to know that such non-U.S. Holder is a U.S. person, as defined under the Code, or such non-U.S. Holder otherwise establishes an exemption.

U.S. Holders and non-U.S. Holders

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a Holder’s U.S. federal income tax liability, and may entitle a Holder to a refund, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act

Provisions commonly referred to as “FATCA”, when applicable, will impose a U.S. federal withholding tax of 30% on certain types of payments, including payments of U.S.-source interest and dividends and gross proceeds from the sale of certain securities producing such U.S.-source interest and dividends made to (i) “foreign financial institutions” unless they agree to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders or otherwise comply with an applicable intergovernmental agreement and (ii) certain non-financial foreign entities unless they certify certain information regarding their direct and indirect U.S. owners. Holders should consult their own tax advisors regarding the effects of FATCA on their investment in the exchange notes.

PLAN OF DISTRIBUTION

Until 90 days after the date of this prospectus, all dealers effecting transactions in the exchange notes, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offers must acknowledge that it (i) has not entered into any arrangement or understanding with the Issuers or an affiliate of the Issuers to distribute such exchange notes and (ii) will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from the date on which the exchange offers registration statement is declared effective, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until October 20, 2015, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. The exchange notes received by broker-dealers for their own account pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offers and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days from the date on which the exchange offers registration statement is declared effective, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offers (including the reasonable fees and disbursements of one counsel for holders of the notes), other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the additional exchange notes and the enforceability of obligations under the additional exchange notes and guarantees being issued will be passed upon for us by Paul, Weiss, Rifkind, Wharton & Garrison LLP, New York, New York. Certain legal matters relating to the issuance and sale of the guarantees with respect to matters of California law will be passed upon for us by O’Melveny & Myers LLP, New York, New York.

EXPERTS

The consolidated financial statements Verso Paper Holdings LLC as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the Registration Statement which reports express an unqualified opinion on the financial statements and financial statement schedule and includes an emphasis of a matter paragraph related to the acquisition of NewPage Holdings, Inc. Such financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The audited historical financial statements of NewPage Holdings Inc. and NewPage Corporation included in this prospectus have been so included in reliance on the reports (which contain explanatory paragraphs relating to the bankruptcy as described in Note 3 to the financial statements of both NewPage Holdings Inc. and NewPage Corporation and the acquisition by Verso as described in Note 2 to the financial statements of NewPage Holdings Inc.) of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual and quarterly reports and other information with the SEC. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C., 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Our filings will also be available to the public from commercial document retrieval services and at the website maintained by the SEC at http://www.sec.gov. In addition, you may obtain these materials on our website. Our website address is www.versoco.com. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any decision with respect to the notes. Our reports and other information that we have filed, or may in the future file, with the SEC do not constitute part of this prospectus.

We have filed a registration statement on Form S-4 to register with the SEC the exchange notes to be issued in exchange for the original notes. This prospectus is part of that registration statement. As allowed by the SEC’s rules, this prospectus does not contain all of the information you can find in the registration statement or the exhibits to the registration statement. You should note that where we summarize in this prospectus the material terms of any contract, agreement or other document filed as an exhibit to the registration statement, the summary information provided in the prospectus is less complete than the actual contract, agreement or document. You should refer to the exhibits filed to the registration statement for copies of the actual contract, agreement or document.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law.

REPORT OF DELOITTE & TOUCHE LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Member of Verso Paper Holdings LLC:

We have audited the accompanying consolidated balance sheets of Verso Paper Holdings LLC, and subsidiaries, (the “Company”), a wholly-owned subsidiary of Verso Paper Finance Holdings LLC, as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in member’s equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 21 to the consolidated financial statements, on January 7, 2015, Verso Corporation acquired NewPage Holdings, Inc.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2015 (not presented herein) expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte & Touche LLP

Memphis, Tennessee

March 9, 2015 (July 2, 2015 as to Note 19)

VERSO PAPER HOLDINGS LLC

CONSOLIDATED BALANCE SHEETS

	December 31,
(Dollars in thousands)	2014	2013
ASSETS
Current assets:
Cash and cash equivalents	$5,541	$11,240
Accounts receivable, net	87,866	104,624
Inventories	110,724	137,687
Assets held for sale	60,964	50
Prepaid expenses and other assets	10,812	20,621

Total current assets	275,907	274,222

Property, plant, and equipment, net	530,537	742,946
Intangibles and other assets, net	94,497	104,760

Total assets	$900,941	$1,121,928

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$62,814	$88,412
Accrued liabilities	205,513	122,435
Current maturities of long-term debt	30,000	13,310
Liabilities related to assets held for sale	2,198	—

Total current liabilities	300,525	224,157

Long-term debt	1,320,211	1,258,472
Other liabilities	60,522	50,425

Total liabilities	1,681,258	1,533,054

Commitments and contingencies (Note 17)	—	—
Equity:
Paid-in-capital	233,962	231,489
Retained deficit	(987,162)	(631,180)
Accumulated other comprehensive loss	(27,117)	(11,435)

Total deficit	(780,317)	(411,126)

Total liabilities and equity	$900,941	$1,121,928

See notes to consolidated financial statements.

VERSO PAPER HOLDINGS LLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
(Dollars in thousands)	2014	2013	2012
Net sales	$1,296,613	$1,388,899	$1,474,612
Costs and expenses:
Cost of products sold—(exclusive of depreciation, amortization, and depletion)	1,176,002	1,179,085	1,272,630
Depreciation, amortization, and depletion	90,897	104,730	118,178
Selling, general, and administrative expenses	69,945	73,777	74,364
Restructuring charges	134,486	1,378	102,404

Total operating expenses	1,471,330	1,358,970	1,567,576

Other operating income	—	(3,971)	(60,594)

Operating (loss) income	(174,717)	33,900	(32,370)

Interest income	(1,517)	(1,539)	(1,523)
Interest expense	143,846	138,626	127,943
Other loss, net	38,898	7,965	7,380

Net loss	$(355,944)	$(111,152)	$(166,170)

See notes to consolidated financial statements.

VERSO PAPER HOLDINGS LLC

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
(Dollars in thousands)	2014	2013	2012
Net loss	$(355,944)	$(111,152)	$(166,170)
Other comprehensive income (loss):
Derivative financial instruments:
Effective portion of net unrealized losses	—	—	(1,365)
Reclassification of accumulated other comprehensive loss to net loss	—	335	5,856
Defined benefit pension plan:
Pension liability adjustment	(17,045)	11,221	(4,185)
Amortization of net loss and prior service cost	1,363	2,282	2,960
Other	—	—	119

Other comprehensive (loss) income	(15,682)	13,838	3,385

Comprehensive loss	$(371,626)	$(97,314)	$(162,785)

See notes to consolidated financial statements.

VERSO PAPER HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

(Dollars in thousands)	Paid-in- Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Member’s Equity (Deficit)
Balance—December 31, 2011	$321,110	$(353,636)	$(28,658)	$(61,184)
Cash distributions	—	(82)	—	(82)
Contribution from parent	776	—	—	776
Net loss	—	(166,170)	—	(166,170)
Other comprehensive income	—	—	3,385	3,385
Equity award expense	2,676	—	—	2,676

Balance—December 31, 2012	324,562	(519,888)	(25,273)	(220,599)
Cash distributions	—	(140)	—	(140)
Return of capital	(94,878)	—	—	(94,878)
Net loss	—	(111,152)	—	(111,152)
Other comprehensive income	—	—	13,838	13,838
Equity award expense	1,805	—	—	1,805

Balance—December 31, 2013	231,489	(631,180)	(11,435)	(411,126)
Cash distributions	—	(38)	—	(38)
Contribution from parent	717	—	—	717
Net loss	—	(355,944)	—	(355,944)
Other comprehensive loss	—	—	(15,682)	(15,682)
Equity award expense	1,756	—	—	1,756

Balance—December 31, 2014	$233,962	$(987,162)	$(27,117)	$(780,317)

See notes to consolidated financial statements.

VERSO PAPER HOLDINGS LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(Dollars in thousands)	2014	2013	2012
Cash Flows From Operating Activities:
Net loss	$(355,944)	$(111,152)	$(166,170)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation, amortization, and depletion	90,897	104,730	118,178
Non-cash restructuring charges	102,604	—	73,683
Loss on early extinguishment of debt, net	—	—	8,244
Amortization of debt issuance costs	8,078	5,368	4,957
Accretion of discount on long-term debt	638	572	1,421
Equity award expense	1,756	1,805	2,676
Gain on disposal of assets	(59)	(4,021)	(45,742)
Trademark impairment	6,300	1,600	3,693
Other, net	2,030	(792)	(4,992)
Changes in assets and liabilities:
Accounts receivable	16,757	(3,610)	27,199
Inventories	17,213	(6,176)	28,269
Prepaid expenses and other assets	(15,470)	5,177	(8,969)
Accounts payable	(21,752)	(8,059)	(18,719)
Accrued liabilities	88,609	(12,904)	(12,426)

Net cash (used in) provided by operating activities	(58,343)	(27,462)	11,302

Cash Flows From Investing Activities:
Proceeds from insurance settlement	—	—	51,003
Proceeds from sale of assets	809	28,397	1,731
Transfers from (to) restricted cash, net	844	(1,492)	106
Capital expenditures	(41,963)	(40,660)	(59,909)
Other investing activities	15,020	—	—

Net cash used in investing activities	(25,290)	(13,755)	(7,069)

Cash Flows From Financing Activities:
Borrowings on revolving credit facilities	433,449	145,000	112,500
Payments on revolving credit facilities	(340,449)	(145,000)	(112,500)
Proceeds from long-term debt	—	—	341,191
Debt issuance costs	(2,435)	(220)	(24,459)
Repayments of long-term debt	(13,310)	—	(354,984)
Return of capital	—	(8,653)	—
Contribution from parent	717	—	776
Cash distributions	(38)	(140)	(82)

Net cash provided by (used in) financing activities	77,934	(9,013)	(37,558)

Change in cash and cash equivalents	(5,699)	(50,230)	(33,325)
Cash and cash equivalents at beginning of period	11,240	61,470	94,795

Cash and cash equivalents at end of period	$5,541	$11,240	$61,470

Total interest paid	$118,220	$130,830	$114,849

See notes to consolidated financial statements.

VERSO PAPER HOLDINGS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2014 AND 2013, AND FOR THE YEARS ENDED DECEMBER 31, 2014, 2013, AND 2012

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business—The accompanying consolidated financial statements for Verso Paper Holdings LLC, a Delaware limited liability company, or “Verso Holdings,” include the accounts of Verso Holdings and its subsidiaries. Verso Paper Finance Holdings LLC, or “Verso Finance,” is our sole member and direct parent. As used in this report, the term “Verso” refers to Verso Corporation; the term “NewPage” refers to NewPage Holdings Inc., a Delaware corporation, which is an indirect, wholly owned subsidiary of Verso pursuant to the Merger Agreement (see below); the term “NewPage Corp” refers to NewPage Corporation, a Delaware corporation, which is an indirect, wholly owned subsidiary of NewPage; and the term for any such entity includes its direct and indirect subsidiaries when referring to the entity’s consolidated financial condition or results. Unless otherwise noted, references to “Verso Holdings,” “Company,” “we,” “us,” and “our” refer to Verso Holdings.

We began operations on August 1, 2006, when we acquired the assets and certain liabilities comprising the business of the Coated and Supercalendered Papers Division of International Paper Company, or “International Paper.” We were formed by affiliates of Apollo Global Management, LLC, or “Apollo,” for the purpose of consummating the acquisition from International Paper. Verso went public on May 14, 2008, with an initial public offering, or “IPO,” of 14 million shares of common stock.

On January 3, 2014, Verso, Verso Merger Sub Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Verso, or “Merger Sub,” and NewPage Holdings Inc., a Delaware corporation, or “NewPage,” entered into an Agreement and Plan of Merger, or the “Merger Agreement,” pursuant to which the parties agreed to merge Merger Sub with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement, with NewPage surviving the merger as an indirect, wholly owned subsidiary of Verso Holdings. On January 7, 2015, Verso Holdings consummated the previously announced acquisition of NewPage through the merger of Merger Sub with and into NewPage, or the “NewPage acquisition,” pursuant to the Merger Agreement. As a result of the merger of Merger Sub with and into NewPage, Merger Sub’s separate corporate existence ceased and NewPage continued as the surviving corporation and an indirect, wholly owned subsidiary of Verso Holdings (see Note 21). As the NewPage acquisition was consummated subsequent to our year-end, the consolidated financial statements for the fiscal year ended December 31, 2014, exclude the impact of NewPage’s operations on our business.

We operate in the following two market segments: paper and pulp (see Note 19). Our core business platform is as a producer of coated freesheet and coated groundwood papers. Our products are used primarily in media and marketing applications, including catalogs, magazines, and commercial printing applications such as high-end advertising brochures, annual reports, and direct-mail advertising.

Basis of Presentation—This report contains the consolidated financial statements of Verso Holdings as of December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013, and 2012. Variable interest entities for which Verso Holdings is the primary beneficiary are also consolidated. Intercompany balances and transactions are eliminated in consolidation.

Liquidity—We have historically relied primarily upon cash flow from operations and borrowings under our revolving credit facilities to finance operations, capital expenditures, and debt service requirements. We are a highly leveraged company. As of December 31, 2014, we had $1.3 billion in borrowings outstanding under our existing financing arrangements. Also as of December 31, 2014, $66.9 million was available for future borrowing under our revolving credit facilities. Our debt arrangements contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts. If we are unable to repay our indebtedness when due or declared due, our lenders also will have the right to proceed against the collateral pledged to them to secure the indebtedness. Our indebtedness requires us to dedicate a substantial portion of our cash flows from operations to payments for our debt service, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, and other corporate purposes. In addition, our indebtedness increases our vulnerability to adverse economic and industry conditions and places us at a competitive disadvantage compared to competitors that have less debt.

Our ability to achieve our future projected operating results is largely based on the successful integration of NewPage (see Note 4), the borrowing availability of the combined company, and the synergies and operational cost reduction and earnings enhancement initiatives expected to be achieved from the acquisition. If the integration of NewPage into our business is not completed within the expected time frame, the synergies and other benefits that we expect to achieve could be materially and adversely affected, and these situations could result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the acquisition. If we are unable to meet our projected performance targets, our liquidity could be adversely impacted and we may need to seek additional sources of liquidity. Our future performance could adversely affect our ability to raise additional capital to fund our operations, and there is no assurance that financing will be available in a sufficient amount, on acceptable terms, or on a timely basis.

Our ability to continue as a going concern is dependent on management’s plans, which are primarily centered on the synergies expected to be achieved from the NewPage acquisition and on the disposition of the Bucksport mill. We have certain significant cash outflow requirements over the next twelve months outside of normal paper mill operations, including our current debt service requirements (See Note 8), costs associated with the Bucksport mill closure (See Note 16), and transaction and integration costs associated with the NewPage acquisition (See Note 4). While we believe that our future operating results will provide sufficient cash flows to fund our operations, debt service requirements, and capital expenditures, our projected future operating results are subject to material uncertainties, especially those related to our ability to successfully capitalize on the operational benefits of the NewPage acquisition.

We believe our plans, together with cash flows from operations and available borrowings under our revolving credit facilities, are sufficient to allow us to meet our current and future obligations, pay scheduled principal and interest payments, and provide funds for working capital, capital expenditures, and other needs of the business for at least the next twelve months. However, no assurance can be given that our integration of NewPage will be successful or that we will be able to generate sufficient cash flows from operations or that future borrowings will be available under our revolving credit facilities in an amount sufficient to fund our liquidity needs on a long-term basis.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or “GAAP,” requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Revenue Recognition—Sales are recorded net of rebates, allowances, and discounts. Revenue is recognized when the customer takes title and assumes the risks and rewards of ownership, in accordance with Financial Accounting Standards Board, or “FASB,” Accounting Standards Codification, or “ASC,” Topic 605, Revenue Recognition. Revenue is recorded at the time of shipment for terms designated FOB, or “free on board,” shipping point. For sales transactions designated FOB destination, revenue is recorded when the product is delivered to the customer’s site and when title and risk of loss are transferred.

Shipping and Handling Costs—Shipping and handling costs, such as freight to customer destinations, are included in Cost of products sold in the accompanying consolidated statements of operations. When the sales price includes charges to customers for shipping and handling, such amounts are included in Net sales.

Planned Maintenance Costs—Maintenance costs for major planned maintenance shutdowns in excess of $0.5 million are deferred and then expensed ratably over the period until the next major planned shutdown, since we believe that operations benefit throughout that period from the maintenance work performed. Other maintenance costs are expensed as incurred.

Environmental Costs and Obligations—Costs associated with environmental obligations, such as remediation or closure costs, are accrued when such costs are probable and reasonably estimable. Such accruals are adjusted as further information develops or circumstances change. Costs of future expenditures for environmental obligations are discounted to their present value when the timing of expected cash flows are reliably determinable.

Equity Compensation—We account for equity awards in accordance with ASC Topic 718, Compensation—Stock Compensation. ASC Topic 718 requires employee equity awards to be accounted for under the fair value method. Accordingly, share-based compensation is measured at the grant date based on the fair value of the award. We use the straight-line attribution method to recognize share-based compensation over the service period of the award.

Income Taxes—We are a limited liability corporation and are not subject to federal income taxes. We account for our state income taxes in accordance with ASC Topic 740.

Fair Value of Financial Instruments—The carrying amounts for cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and amounts receivable from or due to related parties approximate fair value due to the short maturity of these instruments. We determine the fair value of our debt based on market information and a review of prices and terms available for similar obligations. See also Note 8, Note 10, Note 13, and Note 14 for additional information regarding the fair value of financial instruments.

Cash and Cash Equivalents—Cash and cash equivalents can include highly liquid investments with a maturity of three months or less at the date of purchase.

Inventories and Replacement Parts and Other Supplies—Inventory includes all costs directly associated with manufacturing products: materials, labor, and manufacturing overhead and are presented at the lower of cost or market. Costs of raw materials, work-in-progress, and finished goods are determined using the first-in, first-out method. Replacement parts and other supplies are stated using the average cost method and are reflected in Inventories and Intangibles and other assets on the consolidated balance sheet (see also Note 3 and Note 6).

Property, Plant, and Equipment—Property, plant, and equipment is stated at cost, net of accumulated depreciation. Interest is capitalized on projects meeting certain criteria and is included in the cost of the assets. The capitalized interest is depreciated over the same useful lives as the related assets. Interest costs of $1.9 million and $1.3 million were capitalized, respectively, in 2014 and 2013. Expenditures for major repairs and improvements are capitalized, whereas normal repairs and maintenance are expensed as incurred.

Depreciation and amortization are computed using the straight-line method for all assets over the assets’ estimated useful lives. Estimated useful lives are as follows:

Years
Building	20 – 40
Machinery and equipment	10 – 20
Furniture and office equipment	3 – 10
Computer hardware and software	3 – 6
Leasehold improvements	Over the shorter of the lease term or the useful life of the improvements

Intangible Assets—We account for intangible assets in accordance with ASC Topic 350, Intangibles—Goodwill and Other. Intangible assets primarily consist of trademarks, customer-related intangible assets, and patents obtained through business acquisitions. The useful lives of trademarks were determined to be indefinite and, therefore, these assets are not amortized. Customer-related intangible assets are amortized over their estimated useful lives of approximately twenty-five years. Patents are amortized over their remaining legal lives of ten years. The impairment evaluation of the carrying amount of intangible assets with indefinite lives is conducted annually or more frequently if events or changes in circumstances indicate that an asset might be impaired.

Trademarks are evaluated by comparing their fair value to their carrying values. In the third quarter of 2014, we determined that sufficient indicators of a potential impairment of our trademarks existed and we performed an interim analysis of our trademarks for impairment. As a result of our analysis, we determined that the carrying value of our trademarks exceeded their fair value, which was determined using a level 3 fair value measurement. This fair value determination was made using the income approach, which required us to estimate unobservable factors such as a royalty rate and discount rate and identify relevant projected revenue. We recognized an impairment charge of $6.3 million based on a projected reduction of revenues driven primarily by a decline in U.S. demand. In 2013, we also determined that the carrying value of our trademarks exceeded their fair value, and recognized an impairment charge of $1.6 million based on a projection of reduced revenues driven primarily by a decline in U.S. demand. The trademark impairment charges are included in Cost of products sold in our consolidated statement of operations for the years ended December 31, 2014 and 2013.

During 2012, based on a projected reduction of revenues primarily as a result of a reduction in production capacity from the closure of the Sartell mill, we recognized a trademarks impairment charge of $3.7 million, which was included in Restructuring charges in our accompanying consolidated statement of operations for the year ended December 31, 2012.

Impairment of Long-Lived Assets—Long-lived assets are reviewed for impairment upon the occurrence of events or changes in circumstances that indicate that the carrying value of the assets may not be recoverable, as measured by comparing their net book value to the estimated undiscounted future cash flows generated by their use. Impaired assets are recorded at estimated fair value, determined principally using discounted cash flows.

In 2014, based on our plans to dispose of certain assets held by the legal entities that comprise the Bucksport mill (Verso Bucksport LLC and Verso Bucksport Power LLC), we recorded a fixed asset impairment charge of $88.7 million, as the carrying value of the assets held for sale were in excess of the fair value less the cost to sell. The fair value was determined based on the December 5, 2014 membership purchase agreement for the sale of the Bucksport mill. The impairment charge is included in Restructuring charges (see also Note 16) in our accompanying consolidated statements of operations.

In 2012, based on a comprehensive assessment of the damage resulting from the fire and explosion at our former paper mill in Sartell, Minnesota, we recorded a fixed asset impairment charge of $66.5 million, which was included in Restructuring charges (see also Note 16) in our accompanying consolidated statements of operations. The impairment charge was calculated based on the excess of carrying value over the estimated fair value of the site, which was estimated based on preliminary negotiations with potential buyers received subsequent to our decision to shut down the mill.

Allowance for Doubtful Accounts—We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. We manage credit risk related to our trade accounts receivable by continually monitoring the creditworthiness of our customers to whom credit is granted in the normal course of business. Trade accounts receivable balances for sales to unaffiliated customers were approximately $84.0 million at December 31, 2014, compared to $100.7 million at December 31, 2013. As of December 31, 2014, our two largest customers accounted for approximately 27% of our accounts receivable.

We establish our allowance for doubtful accounts based upon factors surrounding the credit risks of specific customers, historical trends, and other information. Based on this assessment, an allowance is maintained that represents what is believed to be ultimately uncollectible from such customers. The allowance for doubtful accounts was approximately $0.6 million at December 31, 2014, compared to $0.7 million at December 31, 2013. Bad debt expense was $(0.1) million for the year ended December 31, 2014, compared to $0.3 million for the year ended December 31, 2013, and $0.1 million for the year ended December 31, 2012.

Deferred Financing Costs—We capitalize costs incurred in connection with borrowings or establishment of credit facilities. These costs are amortized as an adjustment to interest expense over the life of the borrowing or life of the credit facilities using the effective interest method. In the case of early debt principal repayments, we adjust the carrying value of the corresponding deferred financing costs with a charge to interest expense, and similarly adjust the future amortization expense.

Asset Retirement Obligations—In accordance with ASC Topic 410, Asset Retirement and Environmental Obligations, a liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists. The liability is accreted over time, and the asset is depreciated over its useful life. Our asset retirement obligations under this standard relate to closure and post-closure costs for landfills. Revisions to the liability could occur due to changes in the estimated costs or timing of closure or possible new federal or state regulations affecting the closure.

As of December 31, 2014 and 2013, we had $0.8 million of restricted cash included in Intangibles and other assets in the accompanying consolidated balance sheet related to an asset retirement obligation in the state of Michigan. This cash deposit is required by the state and may only be used for the future closure of a landfill.

The following table presents an analysis related to our asset retirement obligations included in Other liabilities and Accrued liabilities in the accompanying consolidated balance sheets:

	Year Ended December 31,
(Dollars in thousands)	2014	2013
Asset retirement obligations, January 1	$13,194	$11,854
Adjustment to existing liabilities	(3,733)	(190)
Liabilities related to assets held for sale	(1,914)	—
Accretion expense	683	887
Settlement of existing liabilities	(262)	(903)
Liabilities incurred	—	1,546

Asset retirement obligations	7,968	13,194

Less: Current portion	(453)	(486)

Non-current portion of asset retirement obligations, December 31	$7,515	$12,708

In addition to the above obligations, we may be required to remove certain materials from our facilities or to remediate them in accordance with current regulations that govern the handling of certain hazardous or potentially hazardous materials. At this time, any such obligations have an indeterminate settlement date, and we believe that adequate information does not exist to reasonably estimate any such potential obligations. Accordingly, we will record a liability for such remediation when sufficient information becomes available to estimate the obligation.

Derivative Financial Instruments—Derivative financial instruments are recognized as assets or liabilities in the financial statements and measured at fair value. The effective portion of the changes in the fair value of derivative financial instruments that qualify and are designated as cash flow hedges are recorded in Accumulated other comprehensive loss. Changes in the fair value of derivative financial instruments that are entered into as economic hedges are recognized in current earnings. We use derivative financial instruments to manage our exposure to energy prices and interest rate risk. Effective April 1, 2012, management elected to de-designate the remaining energy swaps that had previously been designated as cash flow hedges and to discontinue hedge accounting prospectively.

Pension Benefits—Pension plans cover substantially all of our employees. The defined benefit plans are funded in conformity with the funding requirements of applicable government regulations. Prior service costs are amortized on a straight-line basis over the estimated remaining service periods of employees. Certain employees are covered by defined contribution plans. Our contributions to these plans are based on a percentage of employees’ compensation or employees’ contributions. These plans are funded on a current basis.

Accumulated Other Comprehensive Income (Loss)—The following table summarizes the changes in Accumulated other comprehensive income (loss) by balance type for the years ended December 31, 2014 and 2013:

(Dollars in thousands)	Losses on Derivative Financial Instruments	Defined Benefit Pension Items	Total
Accumulated other comprehensive loss as of December 31, 2012	$(335)	$(24,938)	$(25,273)
Amounts reclassified from Accumulated other comprehensive income to Cost of products sold	335	2,282	2,617
Pension liability adjustment	—	11,221	11,221

Net decrease in other comprehensive loss	335	13,503	13,838

Accumulated other comprehensive loss as of December 31, 2013	—	(11,435)	(11,435)
Amounts reclassified from Accumulated other comprehensive income to Cost of products sold	—	1,363	1,363
Pension liability adjustment	—	(17,045)	(17,045)

Net decrease in other comprehensive loss	—	(15,682)	(15,682)

Accumulated other comprehensive loss as of December 31, 2014	$—	$(27,117)	$(27,117)

2. RECENT ACCOUNTING DEVELOPMENTS

ASC Topic 405, Obligations from Joint and Several Liability Arrangements. In February 2013, the FASB issued Accounting Standards Update, or “ASU,” 2013-04, Liabilities (Topic 405), Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation is Fixed at the Reporting Date. This ASU defines how entities measure obligations from joint and several liability arrangements which are fixed at the reporting date and for which no U.S. GAAP guidance exists. The guidance also requires entities to disclose the nature, amount and other information about those obligations. The ASU is effective for periods beginning after December 15, 2013. Retrospective presentation for all comparative periods presented is required. The adoption of this amendment in the first quarter of 2014, did not have a material impact on the presentation of our consolidated financial statements.

ASC Topic 205, Presentation of Financial Statements and ASC Topic 360, Property, Plant, and Equipment. In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the criteria for determining which disposals can be presented as discontinued operations and modifies the related disclosure requirements. This guidance should be applied prospectively to new disposals and new classifications of disposal groups as held for sale after the effective date which is fiscal years beginning on or after December 15, 2014, and interim periods within those annual periods.

ASC Topic 605, Revenue Recognition. In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers. This ASU will replace all current U.S. GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for periods beginning after December 15, 2016 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are evaluating the impact of adopting this new accounting standard on our consolidated financial statements.

ASC Topic 205, Presentation of Financial Statements-Going Concern. In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This ASU provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. The ASU is effective for periods beginning after December 15, 2016. The adoption of this standard is not expected to have a material impact on the presentation of our consolidated financial statements.

Other new accounting pronouncements issued but not effective until after December 31, 2014, are not expected to have a significant effect on our consolidated financial statements.

3. INVENTORIES

	December 31,
(Dollars in thousands)	2014	2013
Raw materials	$13,337	$25,843
Woodyard logs	5,779	6,602
Work-in-process	9,274	14,738
Finished goods	62,477	60,919
Replacement parts and other supplies	19,857	29,585

Inventories	$110,724	$137,687

Amounts presented in the consolidated balance sheets and the table above are adjusted for valuation allowances.

4. ACQUISITIONS AND DISPOSITIONS

On January 3, 2014, Verso, Merger Sub, and NewPage entered into a Merger Agreement pursuant to which the parties agreed to merge Merger Sub with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement, with NewPage surviving the merger and an indirect, wholly owned subsidiary of Verso Holdings. Verso Holdings has incurred transaction costs of $38.9 million related to the NewPage acquisition which are included in Other loss, net in the accompanying consolidated statements of operations for the year ended December 31, 2014. On January 7, 2015, Verso Holdings consummated the previously announced NewPage acquisition (see Note 21).

On December 5, 2014, two Verso Holdings subsidiaries entered into an agreement to sell their equity interests in two other Verso subsidiaries that owned the Bucksport mill to AIM Development (USA) LLC, an indirect, wholly owned subsidiary of American Iron & Metal Company Inc., or “AIM.” At the end of 2014, based on our disposition plans, we recorded asset impairment charges and write-offs of $102.6 million, as the carrying value of the assets held for sale were in excess of the fair value less the costs to sell. The impairment charge is included in Restructuring charges (see also Note 16) in our accompanying consolidated statements of operations. On January 29, 2015, the Verso parties and AIM consummated the Bucksport transaction (see Note 21).

In 2013, we closed the sale of substantially all of the assets of Verso Fiber Farm LLC as well as the sale of substantially all of the assets at our former Sartell mill. The related gains on sale were reflected in Other operating income in the accompanying consolidated statements of operations for the year ended December 31, 2013.

In 2012, we reached a final settlement agreement with our insurance provider for property and business losses resulting from a fire at the former Sartell mill. The related gain of $60.6 million was included in Other operating income in the accompanying consolidated statements of operations for the year ended December 31, 2012, and represents insurance proceeds in excess of fire related costs and property damage. In addition, $51.0 million of proceeds attributable to property, plant, and equipment were reflected in investing activities on our consolidated statement of cash flows for the year ended December 31, 2012.

Assets and liabilities held for sale at December 31, 2014 and 2013, respectively, were comprised of the following:

	December 31,	December 31,
(Dollars in thousands)	2014(1)	2013(2)
Prepaid expenses and other assets	$1,353	$—
Property, plant, and equipment, net	58,554	—
Intangibles and other assets, net	1,057	50

Assets held for sale	$60,964	$50

Asset retirement obligations and other liabilities	$(2,198)	$—

Liabilities related to assets held for sale	$(2,198)	$—

(1)	Recorded at fair value less cost to sell.
(2)	Recorded at carrying value as the expected proceeds less costs to sell exceed carrying value.

5. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment were as follows:

	December 31,
(Dollars in thousands)	2014	2013
Land and land improvements	$26,358	$30,547
Building and leasehold improvements	111,812	154,521
Machinery, equipment, and other	1,082,030	1,301,368
Construction-in-progress	14,401	37,100

Property, plant, and equipment, gross	1,234,601	1,523,536

Accumulated depreciation	(704,064)	(780,590)

Property, plant, and equipment, net	$530,537	$742,946

Depreciation expense was $90.2 million, $103.9 million, and $117.2 million for the years ended December 31, 2014, 2013, and 2012, respectively. Property, plant, and equipment at December 31, 2014, and 2013 include $1.2 million and $11.5 million, respectively, of capital expenditures that were unpaid and included in accounts payable and accrued liabilities.

6. INTANGIBLES AND OTHER ASSETS

Intangibles and other assets consist of the following:

	December 31,
(Dollars in thousands)	2014	2013
Amortizable intangible assets:
Customer relationships, net of accumulated amortization of $8.8 million on December 31, 2014, and $8.2 million on December 31, 2013	$4,520	$5,120
Patents, net of accumulated amortization of $0.9 million on December 31, 2014, and on December 31, 2013	181	296

Total amortizable intangible assets	4,701	5,416

Unamortizable intangible assets:
Trademarks	9,880	16,180
Other assets:
Financing costs, net of accumulated amortization of $18.8 million on December 31, 2014, and $13.6 million on December 31, 2013	23,118	28,761
Deferred major repair	21,118	16,218
Replacement parts, net	2,838	3,465
Loan to affiliate	23,305	23,305
Restricted cash	2,603	4,946
Other	6,934	6,469

Total other assets	79,916	83,164

Intangibles and other assets	$94,497	$104,760

Amortization expense of intangibles was $0.7 million, $0.8 million, and $0.9 million, respectively, for the years ended December 31, 2014, 2013, and 2012.

The estimated future amortization expense for intangible assets over the next five years is as follows:

(Dollars in thousands)
2015	$615
2016	567
2017	400
2018	300
2019	300

When events or circumstances so indicate, we assess the potential impairment of intangibles and other long-lived assets by comparing the expected undiscounted future cash flows to the carrying value of those assets. In the third quarter of 2014, we determined that sufficient indicators of a potential impairment of our trademarks existed and we performed an interim analysis of our trademarks for impairment. As a result of our analysis, we determined that the carrying value of our trademarks exceeded their fair value, which was determined using a level 3 fair value measurement. This fair value determination was made using the income approach, which required us to estimate unobservable factors such as a royalty rate and discount rate and identify relevant projected revenue. We recognized an impairment charge of $6.3 million based on a projected reduction of revenues driven primarily by a decline in U.S. demand. The trademark impairment charge is included in Cost of products sold in our consolidated statement of operations.

In performing our annual impairment test, for our trademarks during the fourth quarter of 2013, we determined that the carrying value of our trademarks exceeded their fair value, and recognized an impairment charge of $1.6 million based on a projected reduction of revenues driven primarily by a decline in U.S. demand. The trademark impairment charge is included in Cost of products sold on our accompanying consolidated statement of operations for the year ended December 31, 2013.

During the year ended December 31, 2012, we completed a comprehensive assessment of the damage resulting from the fire and explosion at our former paper mill in Sartell, Minnesota, and announced the decision to permanently close the mill. In the third quarter of 2012, as a result of the closure, we performed an interim impairment analysis of our trademarks, which resulted in an impairment charge of $3.4 million, based on a projected reduction of revenues primarily as a result of a reduction in production capacity. Then, in performing our annual impairment test, we determined that the carrying value of our trademarks exceeded their fair value, and recognized an additional $0.3 million of impairment charge. The trademarks impairment charge is included in Restructuring charges in our accompanying consolidated statement of operations for the year ended December 31, 2012 (see also Note 16).

7. ACCRUED LIABILITIES

A summary of accrued liabilities is as follows:

	December 31,
(Dollars in thousands)	2014	2013
Accrued interest	$77,787	$58,977
Payroll and employee benefit costs	43,364	40,054
Accrued transaction costs	25,298	—
Restructuring costs	24,181	—
Accrued sales rebates	11,854	11,573
Derivatives	6,268	4,959
Accrued taxes—other than income	1,455	1,431
Freight and other	15,306	5,441

Accrued liabilities	$205,513	$122,435

8. DEBT

A summary of long-term debt is as follows:

		December 31, 2014			December 31, 2013
(Dollars in thousands)	Original Maturity	Interest Rate	Balance	Par Value	Balance	Par Value
Verso Paper Holdings LLC
Verso Androscoggin Power LLC
Revolving
Credit Facility	2/6/2015	6.25%	$30,000	$30,000	$—	$—
Revolving Credit Facilities	5/4/2017	2.54%	63,000	63,000	—	—
11.75% Senior Secured Notes	1/15/2019	11.75%	424,654	417,882	426,076	417,882
11.75% Secured Notes	1/15/2019	11.75%	271,573	271,573	271,573	271,573
8.75% Second Priority Senior Secured Notes	2/1/2019	8.75%	96,447	96,647	395,018	396,000
Second Priority Adjustable Senior Secured Notes	2/1/2019	8.75%	298,732	299,353	—	—
Second Priority Senior Secured Floating Rate Notes	8/1/2014	—%	—	—	13,310	13,310
11.38% Senior Subordinated Notes	8/1/2016	11.38%	40,517	40,517	142,500	142,500
Adjustable Senior Subordinated Notes	8/1/2016	11.38%	101,983	101,983	—	—
Chase NMTC Verso Investment Fund LLC
Loan from Verso Paper Finance Holdings LLC	12/29/2040	6.50%	23,305	23,305	23,305	23,305

Total debt for Verso Paper Holdings LLC			1,350,211	1,344,260	1,271,782	1,264,570

Less current maturities of long-term debt			(30,000)	(30,000)	(13,310)	(13,310)

Total long-term debt for Verso Paper Holdings LLC			$1,320,211	$1,314,260	$1,258,472	$1,251,260

We determine the fair value of our debt based on market information and a review of prices and terms available for similar obligations. Our debt is classified as Level 2 within the fair value hierarchy (see also Note 14). As of December 31, 2014 and 2013, the fair value of Verso Holdings’ total debt was $1,082 million and $881 million, respectively.

Amounts included in interest expense related to debt and amounts of cash interest payments on debt are as follows:

	Year Ended December 31,
(Dollars in thousands)	2014	2013	2012
Interest expense	$137,672	$134,527	$126,486
Cash interest paid	118,220	130,830	114,849
Debt issuance cost amortization(1)	8,078	5,368	4,957

(1)	Amortization of debt issuance cost is included in interest expense.

Verso Androscoggin Power LLC Revolving Credit Facility. On May 5, 2014, acting through a wholly owned subsidiary, Verso Androscoggin Power LLC, or “VAP,” Verso Holdings entered into a credit agreement providing for a $40.0 million revolving credit facility with Barclays Bank PLC and Credit Suisse AG, Cayman Islands Branch. As of December 31, 2014, the revolving credit facility had a $30.0 million outstanding balance, and $10.0 million available for future borrowing. Borrowings under the credit facility bore interest at a rate equal to an applicable margin plus, at the option of VAP, either (a) a base rate determined by reference to the highest of the U.S. federal funds rate plus 0.5%, the prime rate of the administrative agent, and the adjusted LIBOR for a one-month interest period plus 1.00%, or (b) a eurocurrency rate, or “LIBOR,” determined by reference to the cost of funds for eurocurrency deposits in dollars in the London interbank market for the interest period relevant to such borrowing adjusted for certain additional costs. As of December 31, 2014, the applicable margin for advances under the credit facility was 3.00% for base rate advances and 4.00% for LIBOR advances. As of December 31, 2014, the weighted-average interest rate on outstanding advances was 6.25%. The indebtedness under the credit facility was secured by substantially all of VAP’s assets, which consist principally of four hydroelectric facilities associated with our Androscoggin mill and related electricity transmission equipment. Verso Maine Power Holdings LLC, VAP’s sole member, guaranteed the payment of the debt outstanding under the credit facility, and its guaranty was secured by a pledge of its equity interest in VAP. Debt issuance costs of approximately $2.4 million were amortized over the life of the facility. On January 7, 2015, Verso consummated the NewPage acquisition, and as a result, the credit facility was terminated on February 4, 2015.

Revolving Credit Facilities. In 2012, Verso Holdings entered into revolving credit facilities consisting of a $150.0 million asset-based loan facility, or “ABL Facility,” and a $50.0 million cash-flow facility, or “Cash Flow Facility.” In connection with the revolving credit facilities, debt issuance costs of approximately $9.3 million were deferred and are being amortized over the life of the credit facilities. The indebtedness under the revolving credit facilities bears interest at a floating rate based on a margin over a base rate or eurocurrency rate. Verso Holdings is required to pay commitment fees to the lenders in respect of unutilized commitments under the revolving credit facilities and other customary fees. The indebtedness under the ABL Facility and related guarantees are secured by first-priority security interests, subject to permitted liens, in substantially all of Verso Holdings’, Verso Finance’s, and the subsidiary guarantors’ inventory and accounts receivable, or “ABL Priority Collateral,” and second-priority security interests, subject to permitted liens, in substantially all of their other assets, or “Notes Priority Collateral.” The indebtedness under the Cash Flow Facility and related guarantees are secured, pari passu with the 11.75% Senior Secured Notes due 2019 and related guarantees, by first-priority security interests in the Notes Priority Collateral and second-priority security interests in the ABL Priority Collateral. The revolving credit facilities will mature on May 4, 2017. On January 3, 2014, Verso Holdings entered into certain amendments to the revolving credit facilities in connection with the Merger, in which (a) the lenders under each of our revolving credit facilities consented to the Merger and the other transactions contemplated by the Merger Agreement, including the incurrence of certain additional indebtedness, (b) the lenders consented to amendments to allow the sale and/or financing of certain non-core assets and (c) the parties agreed to amend our revolving credit facilities to allow for certain other transactions upon the consummation of the Merger and the other transactions contemplated by the Merger Agreement. The ABL Facility had $63.0 million outstanding balance, $39.4 million in letters of credit issued, and $6.9 million available for future borrowing as of December 31, 2014. The Cash Flow Facility had no outstanding balance, no letters of credit issued, and $50.0 million available for future borrowing as of December 31, 2014.

11.75% Senior Secured Notes due 2019. In 2012, Verso Holdings issued $345.0 million aggregate principal amount of 11.75% Senior Secured Notes due 2019. The notes bear interest, payable semi-annually, at the rate of 11.75% per year. The notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively. The indebtedness under the notes and related guarantees are secured, pari passu with the Cash Flow Facility and related guarantees, by first-priority security interests in the Notes Priority Collateral and second-priority security interests in the ABL Priority Collateral. The notes will mature on January 15, 2019.

In 2012, Verso Holdings used the proceeds from the issuance of the 11.75% Senior Secured Notes due 2019 to repurchase and retire the balance of its 11.5% Senior Secured Notes due 2014. Verso Holdings recognized a loss of $34.5 million, which is included in Other loss, net, in our accompanying consolidated statements of operations on the early retirement of notes, including the write-off of unamortized debt issuance costs and unamortized discounts related to the notes. Debt issuance costs of approximately $10.1 million were deferred and are being amortized over the life of the notes.

In 2013, Verso Holdings issued $72.9 million aggregate principal amount of its 11.75% Senior Secured Notes due 2019 to certain lenders holding approximately $85.8 million aggregate principal amount of Verso Finance’s Senior Unsecured Term Loans, and net accrued interest through the closing date, at an exchange rate of 85%, in exchange for the assignment to Verso Finance of its Senior Unsecured Term Loans and the cancellation of such loans. There are no longer any outstanding Senior Unsecured Term Loans. In accordance with ASC Topic 470-60, the notes were recorded at the Unsecured Term Loans value exchanged and the amount in excess of par will be amortized over the life of the notes. Debt issuance costs of $2.8 million were expensed as incurred and are recorded in Other loss, net on the accompanying consolidated statements of operations. The exchange and funding of the principal and interest payments on the Senior Unsecured Term Loans were recorded as a Return of capital on Verso Holdings’ statement of member’s equity and the exchange of $85.8 million represents a non-cash financing activity on Verso Holding’s statement of cash flows. The 11.75% Senior Secured Notes due 2019 issued in 2012 and 2013 constitute one class of securities.

On January 7, 2015, in connection with the consummation of the NewPage acquisition, Verso Holdings, an indirect, wholly owned subsidiary of Verso, and Verso Paper Inc., a wholly owned subsidiary of Verso Holdings (together with Verso Holdings, or the “Issuers”), entered into an indenture, or the “New First Lien Notes Indenture,” among the Issuers, certain subsidiaries of Verso Holdings, as guarantors, and Wilmington Trust, National Association, as trustee, governing the Issuers’ $650 million aggregate principal amount of 11.75% Senior Secured Notes due 2019, or the “New First Lien Notes,” and issued the New First Lien Notes to the stockholders of NewPage as partial consideration in the NewPage acquisition. The New First Lien Notes are guaranteed, jointly and severally, on a senior secured basis, by each of Verso Holdings’ existing domestic subsidiaries that guarantees its senior secured credit facility and by each of its future domestic subsidiaries that guarantees certain of its debt or issues disqualified stock. The New First Lien Notes are guaranteed by NewPage, but not guaranteed by any of its subsidiaries. The New First Lien Notes and the related guarantees are secured by first-priority liens in the collateral owned by each Issuer and Guarantor, subject to certain permitted liens and exceptions as further described in the New First Lien Notes Indenture and the related security documents. The collateral consists of substantially all of the Issuers’ and the Guarantors’ tangible and intangible assets securing Verso Holdings’ existing senior secured credit facility, which exclude certain capital stock and other securities of its affiliates and other property.

The New First Lien Notes and the related guarantees are the senior secured obligations of the Issuers and the Guarantors, respectively, and rank (a) senior in right of payment to all existing and future subordinated indebtedness of the Issuers and the Guarantors, including the Adjustable Subordinated Notes and the Issuers’ existing 11.38% Senior Subordinated Notes due 2016 or the “Old Subordinated Notes” and the related guarantees; (b) equal in right of payment with all existing and future senior indebtedness of the Issuers and the Guarantors, including the Issuers’ existing 11.75% Senior Secured Notes due 2019 or the “Existing First Lien Notes,” 11.75% Secured Notes due 2019 or the “Existing 1.5 Lien Notes,” the Adjustable Second Lien Notes and the 8.75% Second Priority Senior Secured Notes due 2019 or the “Old Second Lien Notes;” (c) effectively pari passu with all existing first-priority secured indebtedness of the Issuers and the Guarantors under Verso Holdings’ senior secured credit facility and the related guarantees, including the Existing First Lien Notes and the related guarantees, to the extent of the value of the collateral securing such obligations; (d) effectively senior to all existing second-priority secured indebtedness of the Issuers and the Guarantors, including the Existing 1.5 Lien Notes and the Adjustable Second Lien Notes and the related guarantees, to the extent of the value of the collateral securing such obligations; (e) effectively senior to all existing and future unsecured indebtedness of the Issuers and the Guarantors, including the Old Second Lien Notes, the Old Subordinated Notes, and the

Adjustable Subordinated Notes; and (f) effectively subordinated to all existing and future indebtedness, preferred stock and other liabilities of the Issuers’ non-guarantor subsidiaries, other than indebtedness, preferred stock and liabilities held by an Issuer or a Guarantor.

The Issuers will pay interest on the New First Lien Notes at a rate of 11.75% per annum, payable semiannually to holders of record at the close of business on January 1 or July 1 immediately preceding the interest payment date on January 15 and July 15 of each year, commencing July 15, 2015. The New First Lien Notes mature on January 15, 2019.

11.75% Secured Notes due 2019. In 2012, Verso Holdings issued $271.6 million aggregate principal amount of 11.75% Secured Notes due 2019. The notes bear interest, payable semi-annually, at the rate of 11.75% per year. The notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively. The notes and related guarantees are secured by security interests, subject to permitted liens, in substantially all of Verso Holdings’ and the guarantors’ tangible and intangible assets. The security interests securing the notes rank junior to those securing the obligations under the ABL Facility, the Cash Flow Facility, and the 11.75% Senior Secured Notes due 2019 and rank senior to those securing the 8.75% Second Priority Senior Secured Notes due 2019. The notes will mature on January 15, 2019.

Verso Holdings issued the notes pursuant to two separate exchange offers whereby it issued a total of $271.6 million aggregate principal amount of the notes and paid a total of $22.3 million in cash in exchange for $166.9 million aggregate principal amount of its Second Priority Senior Secured Floating Rate Notes due 2014 and for $157.5 million aggregate principal amount of the 11.38% Senior Subordinated Notes due 2016. Verso Holdings recognized a total gain of $26.3 million, net of the write-off of unamortized debt issuance costs, from the exchanges, which is included in Other loss, net in our accompanying consolidated statements of operations. Debt issuance costs of approximately $5.4 million were deferred and are being amortized over the life of the notes.

8.75% Second Priority Senior Secured Notes due 2019. In 2011, Verso Holdings issued $396.0 million aggregate principal amount of 8.75% Second Priority Senior Secured Notes due 2019. The notes bear interest, payable semi-annually, at the rate of 8.75% per year. The notes are guaranteed jointly and severally by each of Verso Holdings’ subsidiaries, subject to certain exceptions, and the notes and guarantees are senior secured obligations of Verso Holdings and the guarantors, respectively. The notes and related guarantees are secured by second priority liens, subject to permitted liens, on substantially all of Verso Holdings’ and the guarantors’ tangible and intangible assets, excluding securities of Verso Holdings’ affiliates. The notes mature on February 1, 2019.

Second Priority Adjustable Senior Secured Notes. On July 2, 2014, the Issuers commenced an offer to exchange their new Second Priority Adjustable Senior Secured Notes, or “New Second Lien Notes,” and warrants issued by Verso that were mandatorily convertible on a one-for-one basis into shares of Verso’s common stock immediately prior to the NewPage acquisition, or “Warrants,” for any and all of the Issuers’ outstanding 8.75% Second Priority Senior Secured Notes due 2019, or “Old Second Lien Notes” (we refer to this exchange offer as the “Second Lien Notes Exchange Offer”). On August 1, 2014, approximately $299.4 million aggregate principal amount of Old Second Lien Notes were tendered and accepted in exchange for a like amount of New Second Lien Notes and approximately 9.3 million Warrants in the Second Lien Notes Exchange Offer. The Warrants had no fair value at the date of the closing of the Second Lien Notes Exchange Offer.

Prior to the consummation of the NewPage acquisition, and as of December 31, 2014, the New Second Lien Notes had substantially the same terms as the Old Second Lien Notes in that the New Second Lien Notes had their original principal amount, bore interest at a rate of 8.75% per annum, had a maturity date of February 1, 2019, and were governed by covenants that are substantially the same as the covenants currently governing the Old Second Lien Notes. As of December 31, 2014, the accrued interest on the New Second Lien Notes was included in Accrued liabilities in our accompanying consolidated balance sheet. Subsequent to year end, as a result of the consummation of the NewPage acquisition, and effective as of the January 7, 2015, the provisions of the Adjustable Second Lien Notes were adjusted as follows: (a) the principal amount of the notes have been adjusted such that a holder of $1,000 principal amount of notes immediately prior to the NewPage acquisition now holds $593.75 principal amount of notes (any adjusted notes that do not bear an authorized denomination will be rounded down); (b) the maturity date of the notes has been extended from February 1, 2019, to August 1, 2020; (c) the interest rate has been adjusted such that the notes bear interest from and after January 7, 2015 at a rate of 10% per annum payable entirely in cash plus 3% per annum payable entirely by increasing the principal amount of the outstanding notes or by issuing additional notes; (d) the optional redemption provisions have been adjusted as provided in the indenture governing the notes; and (e) certain other terms and conditions of the notes have been modified as set forth in the Adjustable Second Lien Notes Indenture. As a result of the principal adjustment, the outstanding principal amount of the Adjustable Second Lien Notes was reduced by approximately $121.6 million from approximately $299.4 million before January 7, 2015, to approximately $177.7 million afterwards.

Second Priority Senior Secured Floating Rate Notes due 2014. In 2006, Verso Holdings issued $250.0 million aggregate principal amount of Second Priority Senior Secured Floating Rate Notes due 2014. As of December 31, 2013, Verso Holdings had repurchased and retired a total of $236.7 million aggregate principal amount of the notes. The notes matured on August 1, 2014.

11.38% Senior Subordinated Notes due 2016. In 2006, Verso Holdings issued $300 million aggregate principal amount of 11.38% Senior Subordinated Notes due 2016. As of December 31, 2014, Verso Holdings had repurchased and retired a total of $157.5 million aggregate principal amount of the notes. The notes bear interest, payable semi-annually, at the rate of 11.38% per year. The notes mature on August 1, 2016.

Adjustable Senior Subordinated Notes. On July 2, 2014, in accordance with the terms of the Merger Agreement, the Issuers also commenced an offer to exchange their new Adjustable Senior Subordinated Notes, or “New Subordinated Notes,” and Warrants for any and all of the Issuers’ outstanding 11.38% Senior Subordinated Notes due 2016, or “Old Subordinated Notes” (we refer to this exchange offer as the “Subordinated Notes Exchange Offer”). On August 1, 2014, approximately $102.0 million aggregate principal amount of Old Subordinated Notes were tendered and accepted in exchange for a like amount of New Subordinated Notes and approximately 5.4 million Warrants in the Subordinated Notes Exchange Offer. The Warrants had no fair value at the date of the closing of the Subordinated Notes Exchange Offer.

Prior to the consummation of the NewPage acquisition, and as of December 31, 2014, the New Subordinated Notes had substantially the same terms as the Old Subordinated Notes in that the New Subordinated Notes had their original principal amount, bore interest at a rate of 11.38% per annum, had a maturity date of August 1, 2016, and were governed by covenants that were substantially the same as the covenants currently governing the Old Subordinated Notes. Subsequent to year end, as a result of the consummation of the NewPage acquisition, and effective as of January 7, 2015, the provisions of the Adjustable Subordinated Notes were adjusted as follows: (a) the principal amount of the notes has been adjusted such that a holder of $1,000 principal amount of notes immediately prior to the NewPage acquisition now holds $620 principal amount of notes (any adjusted notes that do not bear an authorized denomination will be rounded down); (b) the maturity date of the notes has been extended from August 1, 2016, to August 1, 2020; (c) the interest rate has been adjusted such that the notes bear interest from and after the January 7, 2015 at a rate of 11% per annum payable entirely in cash plus 5% per annum payable entirely by increasing the principal amount of the outstanding notes or by issuing additional notes; (d) the optional redemption provisions have been adjusted as provided in the Adjustable Subordinated Notes Indenture; and (e) certain other terms and conditions of the notes have been modified as set forth in the Adjustable Subordinated Notes Indenture. As a result of the principal adjustment, the outstanding principal amount of the Adjustable Subordinated Notes was reduced by approximately $38.8 million from approximately $102.0 million before January 7, 2015, to approximately $63.2 million afterwards.

In connection with the Second Lien Notes Exchange Offer and the Subordinated Notes Exchange Offer, the Issuers solicited and received consents to amend the Old Second Lien Notes, the Old Subordinated Notes, and the indentures governing such notes in order to (a) eliminate or waive substantially all of the restrictive covenants contained in the indentures governing such notes, (b) eliminate certain events of default, (c) modify covenants regarding mergers and consolidations, and (d) modify or eliminate certain other provisions, including, in some cases, certain provisions relating to defeasance, contained in such indentures and such notes. In addition, the Issuers solicited and received consents to release the liens and security interests in the collateral securing the Old Second Lien Notes. We refer to the Second Lien Notes Exchange Offer, the Subordinated Notes Exchange Offer, and the transactions in connection therewith collectively as the “Exchange Offers.” Accrued debt issuance costs related to the Exchange Offers of approximately $6.1 million were expensed as incurred and are recorded in Other loss, net on the accompanying consolidated statements of operations.

Loan from Verso Paper Finance Holdings LLC/ Verso Paper Holdings LLC. In 2010, Verso Quinnesec REP LLC, an indirect, wholly-owned subsidiary of Verso Holdings, entered into a financing transaction with Chase NMTC Verso Investment Fund, LLC, or the “Investment Fund,” a consolidated variable interest entity. Under this arrangement, Verso Holdings loaned $23.3 million to Verso Finance at an interest rate of 6.5% per year and with a maturity of December 29, 2040, and Verso Finance, in turn, loaned the funds on similar terms to the Investment Fund. The Investment Fund then contributed the loan proceeds to certain community development entities, which, in turn, loaned the funds on similar terms to Verso Quinnesec REP LLC as partial financing for the renewable energy project at our mill in Quinnesec, Michigan.

The scheduled principal payments required under the debt listed above during the years following December 31, 2014, are set forth below (Amounts are prior to the financing transactions described in Note 21):

(Dollars in thousands)
2015	30,000
2016	142,500
2017	63,000
2018	—
2019	1,085,455
2020 and thereafter	23,305

Total debt	$1,344,260

At December 31, 2014, we were in compliance with the covenants in our debt agreements.

9. OTHER LIABILITIES

Other liabilities consist of the following:

	December 31,
(Dollars in thousands)	2014	2013
Pension benefit obligation	$40,584	$25,231
Non-controlling interests	7,923	7,923
Asset retirement obligations	7,515	12,708
Deferred compensation	3,670	3,495
Other	830	1,068

Other liabilities	$60,522	$50,425

10. RETIREMENT PLANS

Defined Benefit Plan

We maintain defined benefit pension plans that provide retirement benefits for certain current and former hourly employees. Employees hired after June 30, 2004, who are not eligible to participate in the pension plans receive an additional company contribution to their accounts under our 401(k) savings plan (see “Other Benefits” discussion below). The pension plans provide defined benefits based on years of credited service times a specified flat dollar benefit rate.

During 2014, a curtailment loss of approximately $1.0 million was recognized in Restructuring charges in the consolidated statements of operations due to a reduction in headcount associated with the closure of the Bucksport mill. The curtailment loss included $0.5 million of amortization of prior service cost and a net actuarial loss of $0.5 million.

During 2012, a curtailment loss of approximately $1.5 million was recognized in Restructuring charges in the consolidated statements of operations due to a reduction in headcount associated with the closure of the former Sartell mill. The curtailment loss included $0.6 million of amortization of prior service cost and a net actuarial loss of $0.9 million.

The following table summarizes the components of net periodic pension cost for the years ended December 31, 2014, 2013, and 2012:

	Year Ended December 31,
(Dollars in thousands)	2014	2013	2012
Components of net periodic pension cost:
Service cost	$5,747	$6,613	$7,082
Interest cost	3,678	3,115	2,876
Expected return on plan assets	(3,617)	(3,303)	(2,791)
Amortization of prior service cost	651	651	740
Amortization of actuarial loss	195	1,631	1,648
Curtailment	982	—	1,517

Net periodic pension cost	$7,636	$8,707	$11,072

The following table provides detail on prior service cost and net actuarial loss recognized in Accumulated other comprehensive loss at December 31, 2014 and 2013:

(Dollars in thousands)	2014	2013
Amounts recognized in Accumulated other comprehensive loss:
Prior service cost	$756	$1,923
Net actuarial loss	26,361	9,512

The estimated net actuarial loss and prior service cost that will be amortized from Accumulated other comprehensive loss into net periodic pension cost during 2015 is $2.0 million and $0.4 million, respectively.

We make contributions that are sufficient to fully fund our actuarially determined costs, generally equal to the minimum amounts required by the Employee Retirement Income Security Act, or “ERISA.” We made contributions to the pension plans of $8.0 million in 2014, $0.4 million in 2013, and $10.7 million in 2012. In 2015, we expect to make cash contributions of approximately $5.2 million to the pension plans. We may also be required to make additional contributions as a result of the closure of the Bucksport and Sartell mills. We expect no plan assets to be returned to the Company in 2015.

The following table sets forth a reconciliation of the plans’ benefit obligation, plan assets and funded status at December 31, 2014 and 2013:

	Year Ended December 31,
(Dollars in thousands)	2014	2013
Change in Projected Benefit Obligation:
Benefit obligation at beginning of period	$78,701	$81,944
Service cost	5,747	6,613
Interest cost	3,678	3,115
Actuarial loss (gain)	17,493	(10,472)
Benefits paid	(2,922)	(2,499)
Curtailment	465	—

Benefit obligation on December 31	$103,162	$78,701

Change in Plan Assets:
Plan assets at fair value, beginning of fiscal year	$53,470	$51,528
Actual net return on plan assets	4,065	4,052
Employer contributions	7,965	389
Benefits paid	(2,922)	(2,499)

Plan assets at fair value on December 31	$62,578	$53,470

Unfunded projected benefit obligation recognized in other liabilities on the consolidated balance sheets	$(40,584)	$(25,231)

The accumulated benefit obligation at December 31, 2014 and 2013, is $103.2 million and $78.7 million, respectively.

The following table summarizes expected future pension benefit payments:

(Dollars in thousands)
2015	$2,607
2016	2,887
2017	3,196
2018	3,589
2019	4,048
2020-2024	28,277

We evaluate our actuarial assumptions annually as of December 31 (the measurement date) and consider changes in these long-term factors based upon market conditions and the requirements of ASC Topic 715. These assumptions are used to calculate benefit obligations as of December 31 of the current year, and pension expense to be recorded for the following year. The discount rate assumption reflects the yield on a portfolio of high quality fixed-income instruments that have a similar duration to the plans’ liabilities. The expected long-term rate of return assumption reflects the average return expected on the assets invested to provide for the plans’ liabilities.

The actuarial assumptions used in the defined benefit pension plans were as follows:

	2014	2013	2012
Weighted average assumptions used to determine benefit obligations as of December 31:
Discount rate	3.83%	4.75%	3.80%
Rate of compensation increase	N/A	N/A	N/A
Weighted average assumptions used to determine net periodic pension cost for the fiscal year:
Discount rate	4.75%	3.84%	4.30%
Rate of compensation increase	N/A	N/A	N/A
Expected long-term return on plan assets	6.50%	6.50%	6.50%

During 2014, the Company adopted the Society of Actuaries RP-2014 mortality tables in the calculation of our pension benefit obligation as of December 31, 2014, resulting in approximately $4 million of additional actuarial loss in the benefit obligation and accumulated other comprehensive income. The remaining increase in actuarial loss in 2014 is primarily attributable to the decline in the discount rate from the rate used in the 2013 calculation of the pension benefit obligation.

The following table provides the pension plans’ asset allocation on December 31, 2014 and 2013:

	Allocation of Plan Assets
	2014 Targeted Allocation	Allocation on December 31, 2014	2013 Targeted Allocation	Allocation on December 31, 2013
Other securities:	55-60%		60%
Fixed income funds		44%		48%
Other funds		11%		10%
Equity securities:	40-45%		40%
Domestic equity funds—large cap		27%		24%
Domestic equity funds—small cap		12%		12%
International equity funds		6%		6%

ASC Topic 820 provides a common definition of fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions used to value the assets or liabilities (see Note 14—Fair Value of Financial Instruments for more detail). The following table sets forth by level, within the fair value hierarchy, the pension plans’ assets at fair value as of December 31, 2014 and 2013.

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2014
Fixed income funds	$27,810	$27,810	$—	$—
Domestic equity funds—large cap	16,814	16,814	—	—
Domestic equity funds—small cap	7,569	7,569	—	—
International equity funds	3,534	3,534	—	—
Other funds	6,851	6,851	—	—

Total assets at fair value	$62,578	$62,578	$—	$—

December 31, 2013
Fixed income funds	$25,764	$25,764	$—	$—
Domestic equity funds—large cap	13,086	13,086	—	—
Domestic equity funds—small cap	6,214	6,214	—	—
International equity funds	3,167	3,167	—	—
Other funds	5,239	5,239	—	—

Total assets at fair value	$53,470	$53,470	$—	$—

Fair value is determined based on the net asset value of units held by the plan at period end.

Our primary investment objective is to ensure, over the long-term life of the pension plans, an adequate pool of sufficiently liquid assets to support the benefit obligations. In meeting this objective, the pension plans seek to achieve a high level of investment return through long-term stock and bond investment strategies, consistent with a prudent level of portfolio risk. Any volatility in investment performance compared to investment objectives should be explainable in terms of general economic and market conditions. Our targeted pension fund asset allocation was updated during the fourth quarter of 2014. The expected return on plan assets assumption for 2015 will be 6.50 percent. The expected long-term rate of return on plan assets reflects the weighted-average expected long-term rates of return for the broad categories of investments currently held in the plans (adjusted for expected changes), based on historical rates of return for each broad category, as well as factors that may constrain or enhance returns in the broad categories in the future. The expected long-term rate of return on plan assets is adjusted when there are fundamental changes in expected returns in one or more broad asset categories and when the weighted-average mix of assets in the plans changes significantly.

Defined Contribution Plan

We sponsor a defined contribution plan to provide salaried, Quinnesec hourly, and certain Bucksport hourly employees an opportunity to accumulate personal funds and to provide additional benefits for retirement.

As determined by the provisions of the plan, we contribute annually a percentage of employee earnings. The percentage is based on age and years of credited service for employees who were hired prior to July 1, 2004 and a fixed percentage of earnings to employees who were hired after June 30, 2004. Expense under this plan was $4.9 million, $4.8 million, and $5.6 million for the years ended December 31, 2014, 2013, and 2012 respectively.

Other Benefits

We sponsor a 401(k) plan to provide salaried and hourly employees an opportunity to accumulate personal funds and to provide additional benefits for retirement. Employee contributions may be made on a before-tax or after-tax basis to the plan. Employer matching contributions under the plan were $6.7 million for each of the years ended December 31, 2014 and 2013, and $7.2 million for the year ended December 31, 2012.

11. EQUITY AWARDS

Employees of the Company are eligible to receive equity awards from our parent, Verso. Verso’s Amended and Restated 2008 Incentive Award Plan, or the “Incentive Plan,” authorizes the issuance of stock awards covering up to 11,000,000 shares of our common stock. Under the Incentive Plan, stock awards may be granted to employees, consultants, and directors upon approval by the board of directors.

Verso has issued non-qualified stock options to certain non-employee directors that vest upon grant and expire 10 years from the date of grant. Verso has also issued time-based non-qualified stock options to officers and management employees in 2014, 2013, and 2012. The time-based options vest one to three years from the date of grant and expire seven years from the date of grant.

A summary of stock option plan activity (including the performance-based options) for the years ended December 31, 2014, 2013, and 2012 is provided below:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
December 31, 2011	1,781,499	$3.90	$2.59

Options granted	2,193,701	1.46	1.07
Forfeited	(90,007)	3.48	2.52

December 31, 2012	3,885,193	2.53	1.73

Options granted	564,442	1.29	0.93
Forfeited	(15,929)	1.53	1.09

December 31, 2013	4,433,706	2.38	1.63

Options granted	2,072,108	2.98	2.34
Exercised	(41,828)	2.51	1.73

December 31, 2014	6,463,986	$2.57	$1.86	4.6

Options exercisable on December 31, 2014	3,297,814	$2.70		3.3	$3,571
Options expected to vest as of December 31, 2014	3,166,172	2.43			3,158

On December 31, 2014, options outstanding had exercise prices ranging from $0.71 to $5.93 and options exercisable had exercise prices ranging from $0.71 to $5.93.

We used the Black-Scholes option pricing model to estimate the fair value of stock options granted in 2014, 2013, and 2012, with the following assumptions:

	2014	2013	2012
Expected weighted-average life of options granted	4.5 years	4.5 years	3.0 – 5.0 years
Range of volatility rates based on historical industry volatility	115.45% – 116.47%	100.52%	94.39% – 102.22%
Range of risk-free interest rates	1.66% – 1.74%	0.81%	.57% – .83%
Expected dividend yield	—	—	—

Based on Verso’s limited exercise history, Verso uses the simplified method of calculating expected lives of options granted per ASC Topic 718-10-S99. Expected volatility is estimated using historical industry volatility blended with Verso’s historical volatility. The dividend yield is assumed to be zero since we have no current plans to declare dividends. The risk-free interest rates are based on the market yield of U.S. Treasury securities.

On December 31, 2014, there was $5.0 million of unrecognized compensation cost related to stock options which is expected to be recognized over a weighted-average period of approximately 2.1 years. For the years presented, the total intrinsic value of options exercised, cash received and tax benefits realized from options exercised were immaterial to our consolidated financial statements.

In 2014, Verso issued 146,155 restricted stock awards to its executives, directors, and certain senior managers with a weighted-average grant date fair value of $3.07 per share, based on the closing market price of our common stock on the date of grant. Verso also issued 295,336 and 320,414 restricted stock awards to its executives and senior management in 2013 and 2012, respectively. The 2013 and 2012, restricted stock awards had weighted average grant date fair values of $1.29 and $1.20, respectively, which was equal to the closing market price of our common stock on the date of grant. The restrictions lapse in equal annual installments on each of the first three anniversaries of the date of grant. As of December 31, 2014, there was $0.5 million of unrecognized compensation cost related to restricted stock awards which is expected to be recognized over a weighted-average period of approximately 1.3 years. The restrictions on these shares automatically lapse in the event of a change of control as defined in the Incentive Plan.

We recognized equity award expense of $1.8 million for each of the years ended December 31, 2014, and 2013 and $2.7 million for the year ended December 31, 2012.

12. BUCKSPORT ENERGY ASSET INVESTMENT

On February 28, 2014, Verso Bucksport Power LLC, an indirect, wholly owned subsidiary of Verso Holdings, purchased from Bucksport Energy LLC, for nominal consideration, its 72% undivided interest in the cogeneration power plant located at our Bucksport mill. Following the transaction, Verso Holdings owned, through two of our subsidiaries, the entire ownership interest in the cogeneration power plant. The acquisition was recorded as a step acquisition at the preliminary fair value of the cogeneration power plant in accordance with ASC 805, Business Combinations. The assets of Verso Bucksport Power LLC, are included in Assets held for sale in the accompanying consolidated balance sheet as of December 31, 2014 (see Note 4). On January 29, 2015, Verso closed the sale of substantially all of the assets at our Bucksport mill including the assets of Verso Bucksport Power LLC (see Note 21).

Prior to February 28, 2014, we had a joint ownership interest with Bucksport Energy LLC in the cogeneration power plant producing steam and electricity. Each co-owner owned an undivided proportional share of the plant’s assets, and we accounted for this investment under the proportional consolidation method. We owned 28% of the steam and electricity produced by the plant and had the ability to purchase our remaining electrical needs from the plant at market rates. We were obligated to purchase the remaining 72% of the steam output from the plant at fuel cost plus a contractually fixed fee per unit of steam. Power generation and operating expenses were divided on the same basis as ownership, and were reflected in Cost of products sold in our accompanying consolidated statements of operations.

Balances included in the balance sheet related to our proportional interest in this investment at December 31, 2013, were as follows:

(Dollars in thousands)
Other receivables	$281
Other assets(1)	214

Property, plant, and equipment	$10,692
Accumulated depreciation	(4,668)

Net property, plant, and equipment	$6,024

Current liabilities	$(83)

(1)	Represents primarily restricted cash which may be used only to fund the ongoing energy operations of this investment.

In addition to the ownership interest, we were required to maintain an account for our portion of expected major maintenance activities of the plant. As of December 31, 2013, there was $2.3 million of restricted cash included in Intangibles and other assets in the accompanying consolidated balance sheets related to the maintenance account.

13. DERIVATIVE INSTRUMENTS AND HEDGES

In the normal course of business, we utilize derivatives contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with GAAP. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. We manage credit risk by entering into financial instrument transactions only through approved counterparties. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in commodity prices. We manage market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken.

Derivative instruments are recorded on the balance sheet as other assets or other liabilities measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models may be applied. For a cash flow hedge accounted for under ASC Topic 815, changes in the fair value of the derivative instrument, to the extent that it is effective, are recorded in Accumulated other comprehensive loss and are subsequently reclassified to earnings as the hedged transaction impacts net income. Any ineffective portion of a cash flow hedge is recognized currently in earnings. For hedges that are entered into as economic hedges, but not accounted for under ASC Topic 815, changes in the fair value of the derivative instrument are recorded in Cost of products sold in the current period. Cash flows from derivative contracts are reported as operating activities on the consolidated statements of cash flows.

We enter into fixed-price energy swaps as hedges designed to mitigate the risk of changes in commodity and delivery prices for future forecasted purchase commitments. These fixed-price swaps involve the exchange of net cash settlements, based on changes in the price of the underlying commodity index compared to the fixed price offering, at specified intervals without the exchange of any underlying principal. Historically, we designated our energy hedging relationships as cash flow hedges under ASC Topic 815 with net gains or losses attributable to effective hedging recorded in Accumulated other comprehensive loss and any ineffectiveness recognized in Cost of products sold.

One of the requirements that must be evaluated when determining whether a contract qualifies for hedge accounting treatment is whether or not the contract is deemed effective. A contract is deemed effective if the change in the fair value of the derivative contract offsets, within a specified range, the change in the anticipated cash flows of the hedged transaction. The effectiveness of a hedging relationship must be tested at inception and quarterly thereafter. If the relationship fails this test at any time, hedge accounting treatment must be discontinued prospectively. The requirements necessary to apply hedge accounting are complex and must be documented at the inception as well as throughout the term of the contract. If we fail to accurately document these requirements, the contract is not eligible for hedge accounting treatment. The accompanying financial statements reflect the discontinuation of hedge accounting for certain contracts that failed to qualify for hedge accounting during the first quarter of 2012. Additionally, effective April 1, 2012, management elected to de-designate the remaining energy swaps that had previously been designated as cash flow hedges and to discontinue hedge accounting prospectively. As a result, all gains and losses from changes in the fair value of our derivative contracts subsequent to March 31, 2012, are recognized immediately in Cost of products sold. Prior to March 31, 2012, to the extent the hedge was effective, the change in fair value was deferred through Accumulated other comprehensive loss. The amount recorded in Accumulated other comprehensive loss at the time a contract is de-designated is reclassified into Cost of products sold when the forecasted transaction occurs, or sooner if management determines that the forecasted transaction is probable of not occurring. Energy swaps continue to be utilized as economic hedges designed to mitigate the risk of changes in commodity and delivery prices for future energy purchase commitments.

The following table presents information about the volume and fair value amounts of our derivative instruments:

	December 31, 2014		December 31, 2013
(Dollars in thousands)	MMBTUs	Fair Value Assets/ (Liabilities)	MMBTUs	Fair Value Assets/ (Liabilities)
Derivative contracts not currently designated as hedging instruments
Fixed price energy swaps:
Notional amount	1,876,475		6,652,070
Prepaid expenses and other assets		$—		$15,505
Accrued liabilities		(6,268)		(4,959)

The following tables present information about the effect of our derivative instruments on Accumulated other comprehensive income and the consolidated statements of operations:

	Loss Recognized in Accumulated OCI			Loss Reclassified from Accumulated OCI
	Year Ended December 31,
(Dollars in thousands)	2014	2013	2012	2014	2013	2012
Derivative contracts designated as hedging instruments
Fixed price energy swaps	$—	$—	$(1,365)	$—	$—	$(283)
Derivative contracts not currently designated as hedging instruments:
Fixed price energy swaps				$—	$(335)	$(5,573)

Loss reclassified from Accumulated OCI to earnings is included in Cost of products sold.

	Gain (Loss) Recognized on Derivatives
	Year Ended December 31,
(Dollars in thousands)	2014	2013	2012
Derivative contracts designated as hedging instruments
Fixed price energy swaps	$—	$—	$(50)
Derivative contracts not currently designated as hedging instruments:
Fixed price energy swaps	$4,290	$16,117	$(2,973)

Gain (loss) recognized on derivatives is included in Cost of products sold.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

We use fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Fair value is generally defined as the exit price at which an asset or liability could be exchanged in a current transaction between willing, unrelated parties, other than in a forced or liquidation sale.

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumption about the inputs used in pricing the asset or liability at the measurement date.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in thousands)	Total	Level 1	Level 2	Level 3
December 31, 2014
Assets:
Investments related to deferred compensation plans	$3,670	$3,670	$—	$—
Liabilities:
Commodity swaps	$6,268	$—	$6,268	$—

December 31, 2013
Assets:
Commodity swaps	$15,505	$—	$15,505	$—
Investments related to deferred compensation plans	3,495	3,495	—	—
Liabilities:
Commodity swaps	$4,959	$—	$4,959	$—

Fair values are based on observable market data.

15. RELATED PARTY TRANSACTIONS

Management Agreement —In connection with the acquisition of our business from International Paper Company on August 1, 2006, we entered into a management agreement with certain affiliates of Apollo Global Management, LLC, or “Apollo,” our majority owner, relating to the provision of certain financial and strategic advisory services and consulting services, which will expire on August 1, 2018. Under the management agreement, at any time prior to the expiration of the agreement, Apollo has the right to act, in return for additional fees to be mutually agreed by the parties to the management agreement, as our financial advisor or investment banker for any merger, acquisition, disposition, financing or the like if we decide to engage someone to fill such role. In the event that we are not able to come to an agreement with Apollo in connection with such role, at the closing of any merger, acquisition, disposition or financing or any similar transaction, we have agreed to pay Apollo a fee equal to 1% of the aggregate enterprise value (including the aggregate value of equity securities, warrants, rights and options acquired or retained; indebtedness acquired, assumed or refinanced; and any other consideration or compensation paid in connection with such transaction). We agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for losses relating to the services contemplated by the management agreement and the engagement of affiliates of Apollo pursuant to, and the performance by them of the services contemplated by, the management agreement. We made no payments to Apollo related to the management agreement in 2014, 2013, or 2012.

Distributions to Verso Finance —In 2013, Verso Holdings exchanged $85.8 million of the outstanding principal and accrued interest on the Senior Unsecured Term Loans for $72.9 million of 11.75% Senior Secured Notes due 2019. The principal and interest of the Senior Unsecured Term Loans remaining after the exchange was funded through cash payments by Verso Holdings. These transactions are reflected as a $94.9 million Return of capital in Verso Holdings’ statement of member’s equity.

Verso Quinnesec Renewable Energy Project —In 2010, Verso Quinnesec REP LLC, an indirect, wholly owned subsidiary of Verso Holdings, entered into a financing transaction with Chase NMTC Verso Investment Fund, LLC, or the “Investment Fund,” a consolidated variable interest entity (see Note 18—New Market Tax Credit Entities). Under this arrangement, Verso Holdings loaned $23.3 million to Verso Finance at an interest rate of 6.5% per year and with a maturity of December 29, 2040, and Verso Finance, in turn, loaned the funds on similar terms to the Investment Fund. The Investment Fund then contributed the loan proceeds to certain community development entities, which, in turn, loaned the funds on similar terms to Verso Quinnesec REP LLC as partial financing for the renewable energy project at our mill in Quinnesec, Michigan. As of both December 31, 2014, and 2013, Verso Holdings had a $23.3 million long-term receivable due from Verso Finance, representing these funds and accrued interest receivable of $0.1 million, while the Investment Fund had an outstanding loan of $23.3 million due to Verso Finance and accrued interest payable of $0.1 million. In addition, for each of the years ended December 31, 2014, 2013, and 2012, Verso Holdings recognized interest income from Verso Finance of $1.5 million and the Investment Fund recognized interest expense to Verso Finance of $1.5 million.

Verso—Verso Holdings has made distributions to pay expenses on behalf of Verso. Distributions were negligible for 2014 and 2012 and $0.1 million for 2013. In 2014, Verso contributed $0.7 million to Verso Holdings and in 2012, Verso forgave $0.8 million of advances made during prior years to Verso Holdings which was treated as a capital contribution from a parent.

16. RESTRUCTURING CHARGES

On October 1, 2014, Verso announced plans to close our paper mill in Bucksport, Maine, and we ceased paper manufacturing operations in December 2014. The mill closure reduced Verso’s coated groundwood paper production capacity by approximately 350,000 tons and its specialty paper production capacity by approximately 55,000 tons.

The following table details the charges incurred related primarily to the Bucksport mill closure in 2014 as included in Restructuring charges on our accompanying consolidated statements of operations:

(Dollars in thousands)	Year Ended December 31, 2014	Cumulative Incurred
Property and equipment	$88,728	$88,728
Severance and benefit costs	26,812	26,812
Write-off of spare parts, inventory and other assets	13,876	13,876
Write-off of purchase obligations and commitments	1,531	1,531
Other miscellaneous costs	3,539	3,539

Total restructuring charges	$134,486	$134,486

The mill closure is expected to result in total pre-tax cash severance and other shutdown charges of approximately $40-45 million to be recorded in 2014 and 2015, and the amounts incurred in 2014 are reflected in restructuring charges as of December 31, 2014. The estimated cash charges consist of approximately $30 million in severance costs and personnel costs and approximately $10-15 million in other shutdown costs.

Costs associated with shutdown activities are based on currently available information and reflect management’s best estimates; accordingly, actual cash costs and non-cash charges and their timing may differ from the estimates stated above.

During 2012, we experienced a fire and explosion at our paper mill in Sartell, Minnesota. We completed a comprehensive assessment of the damage resulting from the fire and explosion and announced the decision to permanently close the mill in the 3rd quarter of 2012.

The following table details the charges incurred related primarily to the mill closure in 2012 as included in Restructuring charges in our accompanying consolidated statements of operations:

	Year Ended December 31,		Cumulative Incurred
(Dollars in thousands)	2013	2012
Property and equipment	$—	$66,521	$66,521
Severance and benefit costs	688	19,373	20,061
Write-off of spare parts and inventory	—	6,934	6,934
Trademark impairment	—	3,693	3,693
Purchase obligations and commitments	(594)	2,420	1,826
Other miscellaneous costs	1,284	3,463	4,747

Total restructuring charges	$1,378	$102,404	$103,782

The following details the changes in our associated restructuring reserve liabilities during the years ended December 31, 2014 and 2013, which are included in Accrued liabilities on our consolidated balance sheets:

	Year Ended December 31,
(Dollars in thousands)	2014	2013
Beginning balance of reserve	$—	$5,098
Severance and benefit costs	25,768	196
Severance and benefit payments	(3,118)	(3,678)
Purchase obligations	1,531	—
Payments on purchase obligations	—	(561)
Severance and benefit reserve adjustments	—	(461)
Purchase obligation reserve adjustments	—	(594)

Ending balance of reserve	$24,181	$—

Severance and benefit costs incurred in excess of severance and benefits costs accrued in 2014 consist primarily of $1.0 million of pension expenses. In 2013, severance and benefit costs incurred in excess of severance and benefits costs accrued were primarily the result of $0.5 million of salaries and benefit costs for employees continuing to provide services.

17. COMMITMENTS AND CONTINGENCIES

Operating Leases—We have entered into operating lease agreements, which expire at various dates through 2021, primarily related to certain machinery and equipment used in our manufacturing process. Rental expense under operating leases amounted to $7.0 million, $9.8 million, and $9.2 million for the years ended December 31, 2014, 2013, and 2012, respectively.

The following table, as of December 31, 2014, represents the future minimum rental payments due under non-cancelable operating leases that have initial or remaining lease terms in excess of one year:

(Dollars in thousands)
2015	$2,776
2016	1,166
2017	649
2018	360
2019	217
Thereafter	33

Total	$5,201

Purchase obligations—We have entered into unconditional purchase obligations in the ordinary course of business for the purchase of certain raw materials, energy, and services. The following table, as of December 31, 2014, summarizes our unconditional purchase obligations.

(Dollars in thousands)
2015	$55,828
2016	28,520
2017	26,973
2018	26,163
2019	26,163
Thereafter	95,258

Total	$258,905

Severance Arrangements—Under our severance policy, and subject to certain terms and conditions, if the employment of a salaried employee or an hourly employee at the Quinnesec mill is terminated under specified circumstances, the employee is eligible to receive a termination allowance based on the employee’s applicable service and eligible pay. The termination allowance is equal to two weeks of eligible pay for each full or partial year of applicable service, and in any event is not less than four weeks of eligible pay and not more than 52 weeks of eligible pay. We also may elect to provide the employee with other severance benefits such as prorated and/or reduced incentive awards under our incentive plans and programs, subsidized continuation medical and dental insurance coverage, and outplacement services. Our executive officers are also entitled to receive additional severance benefits under their contracts with us in the event of the termination of their employment under certain circumstances.

Expera Specialty Solutions, LLC—We are a party to a long-term supply agreement with Expera Specialty Solutions, LLC, or “Expera,” for the manufacture of specialty paper products on paper machine no. 5 at our Androscoggin mill in Jay, Maine. The agreement, which expires on June 1, 2017, requires Expera to pay us a variable charge for the paper purchased and a fixed charge for the availability of the paper machine. We are responsible for the machine’s routine maintenance, and Expera is responsible for any capital expenditures specific to the machine. Expera has the right to terminate the agreement if certain events occur.

General Litigation—We are involved from time to time in legal proceedings incidental to the conduct of our business. We do not believe that any liability that may result from these proceedings will have a material adverse effect on our financial statements.

Acquisition Related Contingent Fees—In connection with the NewPage acquisition, we agreed to pay certain service providers contingent success fees of approximately $5.2 million. These fees were paid upon consummation of the NewPage acquisition.

18. NEW MARKET TAX CREDIT ENTITIES

In 2010, we entered into a financing transaction with Chase Community Equity, LLC, or “Chase,” related to a $43 million renewable energy project at our mill in Quinnesec, Michigan, in which Chase made a capital contribution and Verso Finance made a loan to Chase NMTC Verso Investment Fund, LLC, or the “Investment Fund,” under a qualified New Markets Tax Credit, or “NMTC,” program, provided for in the Community Renewal Tax Relief Act of 2000.

In connection with the financing, Verso Holdings loaned $23.3 million to Verso Finance at an interest rate of 6.5% per year and with a maturity of December 29, 2040, and Verso Finance, in turn, loaned the funds on similar terms to the Investment Fund. The Investment Fund then contributed the loan proceeds to certain CDEs, which, in turn, loaned the funds on similar terms to Verso Quinnesec REP LLC, our indirect, wholly owned subsidiary. The proceeds of the loans from the CDEs (including loans representing the capital contribution made by Chase, net of syndication fees) were used to partially fund the renewable energy project.

By virtue of its contribution, Chase is entitled to substantially all of the benefits derived from the NMTCs. This transaction includes a put/call provision whereby we may be obligated or entitled to repurchase Chase’s interest. We believe that Chase will exercise the put option in December 2017 at the end of the recapture period. The value attributed to the put/call is de minimis. The NMTC is subject to 100% recapture for a period of 7 years as provided in the Internal Revenue Code. We are required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangement. Non-compliance with applicable requirements could result in projected tax benefits not being realized and, therefore, could require us to indemnify Chase for any loss or recapture of NMTCs related to the financing until such time as our obligation to deliver tax benefits is relieved. We do not anticipate any credit recaptures will be required in connection with this arrangement.

We have determined that the Investment Fund is a variable interest entity, or “VIE,” of which we are the primary beneficiary and have consolidated it in accordance with the accounting standard for consolidation.

Chase’s contribution, net of syndication fees, is included in Other liabilities in the accompanying consolidated balance sheets. Direct costs incurred in structuring the financing arrangement are deferred and will be recognized as expense over the term of the loans. Incremental costs to maintain the structure during the compliance period are recognized as incurred.

The following table summarizes the impact of the VIE consolidated by Verso Holdings as of December 31, 2014 and 2013:

	December 31,
(Dollars in thousands)	2014	2013
Current assets	$14	$15
Non-current assets	23,390	23,390

Total assets	$23,404	$23,405

Current liabilities	141	141
Long-term debt	23,305	23,305
Other non-current liabilities	7,923	7,923

Total liabilities	$31,369	$31,369

Amounts presented in the consolidated balance sheets and the table above are adjusted for intercompany eliminations.

The asset held by Verso Holdings represents its investment in the loan to Verso Finance. The liability of Verso Holdings represents the loan issued by the Investment Fund to Verso Finance.

19. INFORMATION BY INDUSTRY SEGMENT

In January 2015, as a result of the NewPage acquisition, Verso Holdings reorganized its reportable segments as a result of a change in the way the Chief Executive Officer, who serves as the Chief Operating Decision Maker, or “CODM,” manages and evaluates the business. Based on the information that the CODM utilizes to manage and evaluate the business, it was determined that the operating segments represent two segments, paper and pulp. Our paper segment now includes the historical coated and other segments. As a result of these changes in segment reporting, all historical segment information has been revised to conform to the new presentation, with no resulting impact on the consolidated results of operations.

Our paper products are used primarily in media and marketing applications, including catalogs, magazines, and commercial printing applications such as high-end advertising brochures, annual reports, and direct-mail advertising. Our market kraft pulp is used to manufacture printing, writing, and specialty paper grades and tissue products. Our assets are utilized across segments in our integrated mill system and are not identified by segment or reviewed by management on a segment basis. We operate primarily in one geographic segment, North America.

The following table summarizes the industry segments for the years ended December 31, 2014, 2013, and 2012:

	Year Ended December 31,
(Dollars in thousands)	2014	2013	2012
Net Sales:
Paper	$1,135,962	$1,232,800	$1,333,796
Pulp	160,651	156,099	140,816

Total	$1,296,613	$1,388,899	$1,474,612

Operating (Loss) Income:
Paper	$(193,667)	$12,360	$(41,585)
Pulp	18,950	21,540	9,215

Total	$(174,717)	$33,900	$(32,370)

Depreciation, Amortization, and Depletion:
Paper	$75,572	$86,605	$100,178
Pulp	15,325	18,125	18,000

Total	$90,897	$104,730	$118,178

Capital Spending:
Paper	$32,338	$34,908	$60,234
Pulp	9,625	5,752	(325)

Total	$41,963	$40,660	$59,909

(1)	Operating loss of the paper segment includes $134.5 million in Restructuring charges recognized in 2014. Operating loss of $102.4 million in Restructuring charges, offset by $60.6 million in Other operating income, was recognized in 2012 and attributed to the paper segment.
(2)	Capital spending of the pulp segment includes the impact of a $14.7 million cash inflow received in 2012 from governmental grants associated with a renewable energy project at our mill in Quinnesec, Michigan, due to spending in 2011.

20. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Presented below are Verso Holdings’ consolidating balance sheets, statements of operations and comprehensive income, and statements of cash flows, as required by Rule 3-10 of Regulation S-X of the Securities Exchange Act of 1934, as amended. The consolidating financial statements have been prepared from Verso Holdings’ financial information on the same basis of accounting as the consolidated financial statements. Investments in our subsidiaries are accounted for under the equity method. Accordingly, the entries necessary to consolidate Verso Holdings’ subsidiaries that guaranteed the obligations under the debt securities described below are reflected in the Eliminations column.

Verso Holdings, or the “Parent Issuer,” and its direct, 100% owned subsidiary, Verso Paper Inc., or the “Subsidiary Issuer,” are the issuers of 11.75% Senior Secured Notes due 2019, the 11.75% Secured Notes due 2019, the 8.75% Second Priority Senior Secured Notes due 2019, the Second Priority Adjustable Senior Secured Notes, the 11.38% Senior Subordinated Notes due 2016, and the Adjustable Senior Subordinated Notes, or collectively, the “Notes.” In accordance with ASU 2013-04 related to joint and several liability arrangements, the Notes have been recorded by the Parent Issuer as it is the intent of the issuers for the Parent Issuer to settle the obligation. The Notes are jointly and severally guaranteed on a full and unconditional basis by the Parent Issuer’s direct and indirect, 100% owned subsidiaries, excluding the Subsidiary Issuer, Bucksport Leasing LLC, Verso Quinnesec REP LLC, Verso Bucksport Power LLC, and Verso Androscoggin Power LLC, or collectively, the “Guarantor Subsidiaries.” Chase NMTC Verso Investment Fund, LLC, a consolidated VIE of Verso Holdings, is a “Non-Guarantor Affiliate.”

Verso Paper Holdings LLC

Condensed Consolidating Balance Sheet

December 31, 2014

(Dollars in thousands)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Non- Guarantor Affiliate	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	$—	$—	$5,526	$5	$10	$—	$5,541
Accounts receivable, net	—	—	87,866	—	—	—	87,866
Inventories	—	—	110,724	—	—	—	110,724
Assets held for sale	—	—	60,014	950	—	—	60,964
Prepaid expenses and other assets	—	—	9,308	1,500	4	—	10,812

Current assets	—	—	273,438	2,455	14	—	275,907
Property, plant, and equipment, net	—	—	507,619	23,206	—	(288)	530,537
Intercompany/affiliate receivable	1,396,872	—	2,335	26,417	31,153	(1,456,777)	—
Intangibles and other assets, net(1)	—	—	93,311	1,101	85	—	94,497

Total assets	$1,396,872	$—	$876,703	$53,179	$31,252	$(1,457,065)	$900,941

LIABILITIES AND MEMBER’S EQUITY
Accounts payable	$—	$—	$62,799	$—	$15	$—	$62,814
Accrued liabilities	77,581	—	127,432	374	126	—	205,513
Current maturities of long-term debt	—	—	—	30,000	—	—	30,000
Liabilities related to assets held for sale	—	—	2,198	—	—	—	2,198

Current liabilities	77,581	—	192,429	30,374	141	—	300,525
Intercompany/affiliate payable	—	—	1,423,289	33,488	—	(1,456,777)	—
Investment in subsidiaries	802,702	—	13,341	—	—	(816,043)	—
Long-term debt(2)	1,296,906	—	—	—	23,305	—	1,320,211
Other liabilities	—	—	52,599	—	8,142	(219)	60,522
Member’s (deficit) equity	(780,317)	—	(804,955)	(10,683)	(336)	815,974	(780,317)

Total liabilities and equity	$1,396,872	$—	$876,703	$53,179	$31,252	$(1,457,065)	$900,941

(1)	Intangibles and other assets, net of Guarantor Subsidiaries includes $23.3 million of a long-term note receivable from Verso Finance.
(2)	Long-term debt of Non-Guarantor Affiliate is payable to Verso Finance.

Verso Paper Holdings LLC

Condensed Consolidating Balance Sheet

December 31, 2013

(Dollars in thousands)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Non- Guarantor Affiliate	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	$—	$—	$11,230	$—	$10	$—	$11,240
Accounts receivable, net	—	—	104,624	—	—	—	104,624
Inventories	—	—	137,687	—	—	—	137,687
Assets held for sale	—	—	50	—	—	—	50
Prepaid expenses and other assets	—	—	20,616	—	5	—	20,621

Current assets	—	—	274,207	—	15	—	274,222
Property, plant, and equipment, net	—	—	724,063	19,171	—	(288)	742,946
Intercompany/affiliate receivable	1,335,323	—	1,393	—	31,153	(1,367,869)	—
Intangibles and other assets, net(1)	—	—	103,424	1,251	85	—	104,760

Total assets	$1,335,323	$—	$1,103,087	$20,422	$31,253	$(1,368,157)	$1,121,928

LIABILITIES AND MEMBER’S EQUITY
Accounts payable	$—	$—	$88,397	$—	$15	$—	$88,412
Accrued liabilities	58,847	—	63,462	—	126	—	122,435
Current maturities of long-term debt	13,310	—	—	—	—	—	13,310

Current liabilities	72,157	—	151,859	—	141	—	224,157
Intercompany/affiliate payable	—	—	1,335,323	32,546	—	(1,367,869)	—
Investment in subsidiaries(3)	439,125	—	12,124	—	—	(451,249)	—
Long-term debt(2)	1,235,167	—	—	—	23,305	—	1,258,472
Other liabilities	—	—	42,502	—	8,087	(164)	50,425
Member’s (deficit) equity	(411,126)	—	(438,721)	(12,124)	(280)	451,125	(411,126)

Total liabilities and equity	$1,335,323	$—	$1,103,087	$20,422	$31,253	$(1,368,157)	$1,121,928

(1)	Intangibles and other assets, net of Guarantor Subsidiaries includes $23.3 million of a long-term note receivable from Verso Finance.
(2)	Long-term debt of Non-Guarantor Affiliate is payable to Verso Finance.
(3)	Investment in subsidiaries has been corrected to reflect presentation as a liability in conformity with current year presentation.

Verso Paper Holdings LLC

Condensed Consolidating Statements of Operations and Comprehensive Income

Year Ended December 31, 2014

(Dollars in thousands)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Non- Guarantor Affiliate	Eliminations	Consolidated
Net sales	$—	$—	$1,296,613	$3,098	$—	$(3,098)	$1,296,613
Cost of products sold (exclusive of depreciation, amortization, and depletion)	—	—	1,177,981	1,119	—	(3,098)	1,176,002
Depreciation, amortization, and depletion	—	—	89,509	1,388	55	(55)	90,897
Selling, general, and administrative expenses	—	—	71,336	(1,422)	31	—	69,945
Restructuring charges	—	—	134,486	—	—	—	134,486
Interest income	(141,246)	—	(1,517)	—	(1,546)	142,792	(1,517)
Interest expense	141,246	—	139,385	4,492	1,515	(142,792)	143,846
Other loss, net	—	—	38,898	—	—	—	38,898
Equity in net loss of subsidiaries	(355,944)	—	—	—	—	355,944	—

Net loss	$(355,944)	$—	$(353,465)	$(2,479)	$(55)	$355,999	$(355,944)
Other comprehensive loss	(15,682)	—	(15,682)	—	—	15,682	(15,682)

Comprehensive loss	$(371,626)	$—	$(369,147)	$(2,479)	$(55)	$371,681	$(371,626)

Verso Paper Holdings LLC

Condensed Consolidating Statements of Operations and Comprehensive Income

Year Ended December 31, 2013

(Dollars in thousands)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Non- Guarantor Affiliate	Eliminations	Consolidated
Net sales	$—	$—	$1,388,899	$—	$—	$—	$1,388,899
Cost of products sold (exclusive of depreciation, amortization, and depletion)	—	—	1,179,085	—	—	—	1,179,085
Depreciation, amortization, and depletion	—	—	103,655	1,075	55	(55)	104,730
Selling, general, and administrative expenses	—	—	75,452	(1,707)	32	—	73,777
Restructuring charges	—	—	1,378	—	—	—	1,378
Other operating income	—	—	(3,971)	—	—	—	(3,971)
Interest income	(138,298)	—	(1,539)	—	(1,546)	139,844	(1,539)
Interest expense	138,298	—	137,083	1,574	1,515	(139,844)	138,626
Other loss, net	2,800	—	5,165	—	—	—	7,965
Equity in net loss of subsidiaries	(108,352)	—	—	—	—	108,352	—

Net loss	$(111,152)	$—	$(107,409)	$(942)	$(56)	$108,407	$(111,152)
Other comprehensive income	13,838	—	13,838	—	—	(13,838)	13,838

Comprehensive loss	$(97,314)	$—	$(93,571)	$(942)	$(56)	$94,569	$(97,314)

Verso Paper Holdings LLC

Condensed Consolidating Statements of Operations and Comprehensive Income

Year Ended December 31, 2012

(Dollars in thousands)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Non- Guarantor Affiliate	Eliminations	Consolidated
Net sales	$—	$—	$1,474,612	$—	$—	$—	$1,474,612
Cost of products sold (exclusive of depreciation, amortization, and depletion)	—	—	1,272,630	—	—	—	1,272,630
Depreciation, amortization, and depletion	—	—	117,014	1,164	55	(55)	118,178
Selling, general, and administrative expenses	—	—	76,039	(1,707)	32	—	74,364
Restructuring charges	—	—	102,404	—	—	—	102,404
Other operating income	—	—	(60,594)	—	—	—	(60,594)
Interest income	(129,801)	—	(1,523)	—	(1,546)	131,347	(1,523)
Interest expense	129,801	—	126,399	1,575	1,515	(131,347)	127,943
Other loss, net	8,244	—	(864)	—	—	—	7,380
Equity in net loss of subsidiaries	$(157,926)	$—	$—	$—	$—	$157,926	$—

Net loss	(166,170)	—	(156,893)	(1,032)	(56)	157,981	(166,170)
Other comprehensive income	3,385	$—	3,385	$—	$—	(3,385)	3,385

Comprehensive loss	$(162,785)	$—	$(153,508)	$(1,032)	$(56)	$154,596	$(162,785)

Verso Paper Holdings LLC

Condensed Consolidating Statements of Cash Flows

Year Ended December 31, 2014

(Dollars in thousands)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Non-Guarantor Affiliate	Eliminations	Consolidated
Net cash used in operating activities	$—	$—	$(60,051)	$1,708	$—	$—	$(58,343)

Cash flows from investing activities:
Proceeds from sale of assets	—	—	766	43	—	—	809
Transfers (to) from restricted cash	—	—	2,222	(1,378)	—	—	844
Capital expenditures	—	—	(41,743)	(220)	—	—	(41,963)
Other investing activities	—	—	15,020	—	—	—	15,020
Advances to subsidiaries	(326,680)	—	—	—	—	326,680	—
Payments from subsidiaries	276,311	—	—	—	—	(276,311)	—

Net cash used in investing activities	(50,369)	—	(23,735)	(1,555)	—	50,369	(25,290)

Cash flows from financing activities:
Borrowings on revolving credit facilities	298,250	—	—	135,199	—	—	433,449
Payments on revolving credit facilities	(235,250)	—	—	(105,199)	—	—	(340,449)
Repayments of long-term debt	(13,310)	—	—	—	—	—	(13,310)
Contribution from Verso	717	—	—	—	—	—	717
Cash distributions	(38)	—	—	—	—	—	(38)
Return of capital to parent				(1,296)		1,296	—
Debt issuance costs	—	—	—	(2,435)	—	—	(2,435)
Advances from parent	—	—	326,680	—	—	(326,680)	—
Payments to parent			(248,598)	(26,417)		275,015	—

Net cash provided by (used in) financing activities	50,369	—	78,082	(148)	—	(50,369)	77,934

Change in cash and cash equivalents	—	—	(5,704)	5	—	—	(5,699)
Cash and cash equivalents at beginning of period	—	—	11,230	—	10	—	11,240

Cash and cash equivalents at end of period	$—	$—	$5,526	$5	$10	$—	$5,541

Verso Paper Holdings LLC

Condensed Consolidating Statements of Cash Flows

Year Ended December 31, 2013

(Dollars in thousands)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Non-Guarantor Affiliate	Eliminations	Consolidated
Net cash used in operating activities	$—	$—	$(27,609)	$154	$(7)	$—	$(27,462)

Cash flows from investing activities:
Proceeds from sale of assets	—	—	28,397	—	—	—	28,397
Transfers to restricted cash	—	—	(1,338)	(154)	—	—	(1,492)
Capital expenditures	—	—	(40,660)	—	—	—	(40,660)
Return of capital to Parent Issuer	8,653	—	—	—	—	(8,653)	—
Advances to subsidiaries	(145,000)	—	—	—	—	145,000	—
Payments from subsidiaries	145,360	—	—	—	—	(145,360)	—

Net cash provided by (used in) investing activities	9,013	—	(13,601)	(154)	—	(9,013)	(13,755)

Cash flows from financing activities:
Borrowings on revolving credit facilities	145,000	—	—	—	—	—	145,000
Payments on revolving credit facilities	(145,000)	—	—	—	—	—	(145,000)
Debt issuance costs	(220)	—	—	—	—	—	(220)
Return of capital to Verso	(8,653)	—	—	—	—	—	(8,653)
Cash distributions	(140)	—	—	—	—	—	(140)
Return of capital to Parent Issuer	—	—	(8,653)	—	—	8,653	—
Advances from parent	—	—	145,000	—	—	(145,000)	—
Payments to parent	—	—	(145,360)	—	—	145,360	—

Net cash used in financing activities	(9,013)	—	(9,013)	—	—	9,013	(9,013)

Change in cash and cash equivalents	—	—	(50,223)	—	(7)	—	(50,230)
Cash and cash equivalents at beginning of period	—	—	61,453	—	17	—	61,470

Cash and cash equivalents at end of period	$—	$—	$11,230	$—	$10	$—	$11,240

Advances to and payments from subsidiaries amounts have been corrected to be presented in investing activities in conformity with current year presentation.

Verso Paper Holdings LLC

Condensed Consolidating Statements of Cash Flows

Year Ended December 31, 2012

(Dollars in thousands)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Non- Guarantor Affiliate	Eliminations	Consolidated
Net cash provided by operating activities	$—	$—	$9,449	$1,909	$(56)	$—	$11,302

Cash flows from investing activities:
Proceeds from insurance settlement	—	—	51,003	—	—	—	51,003
Proceeds from sale of fixed assets	—	—	1,731	—	—	—	1,731
Transfers (to) from restricted cash	—	—	184	(78)	—	—	106
Capital expenditures	—	—	(68,585)	8,676	—	—	(59,909)
Advances to subsidiaries	(454,467)	—	—	—	—	454,467	—
Payment from subsidiaries	492,025	—	10,507	—	—	(502,532)	—

Net cash provided by (used in) investing activities	37,558	—	(5,160)	8,598	—	(48,065)	(7,069)

Cash flows from financing activities:
Borrowings on revolving credit facilities	112,500	—	—	—	—	—	112,500
Payments on revolving credit facilities	(112,500)	—	—	—	—	—	(112,500)
Proceeds from long-term debt	341,191	—	—	—	—	—	341,191
Repayments of long-term debt	(354,984)	—	—	—	—	—	(354,984)
Debt issuance costs	(24,459)	—			—	—	(24,459)
Contribution from parent	776	—	—	—	—	—	776
Cash distributions	(82)	—	—	(10,507)	—	10,507	(82)
Advances from parent	—	—	454,467	—	—	(454,467)	—
Payments to parent	—	—	(492,025)	—	—	492,025	—

Net cash used in financing activities	(37,558)	—	(37,558)	(10,507)	—	48,065	(37,558)

Change in cash and cash equivalents	—	—	(33,269)	—	(56)	—	(33,325)
Cash and cash equivalents at beginning of period	—	—	94,722	—	73	—	94,795

Cash and cash equivalents at end of period	$—	$—	$61,453	$—	$17	$—	$61,470

Advances to and payments from subsidiaries amounts have been corrected to be presented in investing activities in conformity with current year presentation.

21. SUBSEQUENT EVENTS

On January 7, 2015, Verso Holdings consummated the previously announced NewPage acquisition pursuant to the Merger Agreement. As a result of the merger, NewPage became a wholly owned subsidiary of Verso Holdings. The NewPage acquisition provides Verso Holdings with assets in a complementary geographic area, a broader portfolio of products, and strategic flexibility to reduce operating costs and enhance our financial condition.

As consideration for the NewPage acquisition, Verso Holdings issued (a) $650.0 million aggregate principal amount of New First Lien Notes and (b) 13,607,693 shares of Verso common stock in exchange for all the outstanding common stock of NewPage. Also in connection with the NewPage acquisition, we assumed NewPage’s existing $750 million Term Loan Facility and $350 million ABL Facility of which $734 million and $100 million, respectively were outstanding as of the date of acquisition. As of January 7, 2015, the Term Loan Facility principal payments due in 2015 were $3 million. Also, as a condition of allowing the acquisition to proceed, the Antitrust Division of the U.S. Department of Justice entered into a settlement with the Company that required NewPage to divest its paper mills in Biron, Wisconsin, and Rumford, Maine, which occurred prior to the acquisition of NewPage.

Verso Holdings will account for the acquisition under ASC 805, “Business Combinations,” as the accounting acquirer. NewPage’s results of operations will be included in Verso Holdings’ consolidated financial statements beginning with the date of acquisition. Given the limited time since the date of acquisition, it was not practicable to determine pro forma financial information.

Concurrent with the completion of the acquisition of NewPage, as described in Note 8, the aggregate principal outstanding on the Adjustable Second Lien Notes and the Adjustable Subordinated Notes were adjusted pursuant to the terms of the Exchange Offer.

On January 29, 2015, two Verso subsidiaries consummated the sale of their equity interests in two other Verso subsidiaries that owned the Bucksport mill to AIM Development (USA) LLC, an indirect, wholly owned subsidiary of American Iron & Metal Company Inc., or “AIM.”

Schedule II—Valuation Accounts

Verso Paper Holdings LLC

For the Years Ended December 31, 2014, 2013, and 2012

(Dollars in thousands)	Balance at Beginning of Period	Charged to Cost and Expenses	Charge-off Against Allowances	Balance at End of Period
Allowance for uncollectible accounts included in Accounts receivable on the consolidated balance sheets
Year Ended December 31, 2012	$908	$98	$—	$1,006

Year Ended December 31, 2013	$1,006	$263	$(526)	$743

Year Ended December 31, 2014	$743	$(125)	$—	$618

VERSO PAPER HOLDINGS LLC

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Dollars in millions)	March 31, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$14	$6
Accounts receivable, net	280	88
Inventories	536	110
Assets held for sale	—	61
Prepaid expenses and other assets	30	11

Total current assets	860	276

Property, plant, and equipment, net	2,053	531
Intangibles and other assets, net	138	94

Total assets	$3,051	$901

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$206	$63
Accrued liabilities	243	206
Current maturities of long-term debt	13	30
Liabilities related to assets held for sale	—	2

Total current liabilities	462	301

Long-term debt	2,810	1,320
Other liabilities	585	60

Total liabilities	3,857	1,681

Commitments and contingencies (Note 13)	—	—
Equity:
Paid-in-capital	330	234
Retained deficit	(1,109)	(987)
Accumulated other comprehensive loss	(27)	(27)

Total deficit	(806)	(780)

Total liabilities and equity	$3,051	$901

See notes to unaudited condensed consolidated financial statements.

VERSO PAPER HOLDINGS LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	March 31,
(Dollars in millions)	2015	2014
Net sales	$806	$299
Costs and expenses:
Cost of products sold—(exclusive of depreciation, amortization, and depletion)	728	302
Depreciation, amortization, and depletion	57	26
Selling, general, and administrative expenses	55	18
Restructuring charges	22	—

Total operating expenses	862	346

Operating loss	(56)	(47)

Interest expense	66	34
Other loss, net	—	10

Net loss	$(122)	$(91)

See notes to unaudited condensed consolidated financial statements.

VERSO PAPER HOLDINGS LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended
	March 31,
(Dollars in millions)	2015	2014
Net loss	$(122)	$(91)
Other comprehensive income:
Defined benefit pension plan amortization of net loss and prior service cost	—	—

Other comprehensive income	—	—

Comprehensive loss	$(122)	$(91)

See notes to unaudited condensed consolidated financial statements.

VERSO PAPER HOLDINGS LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN MEMBER’S EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2015 AND 2014

(Dollars in millions)	Paid-in- Capital	Retained Deficit	Accumulated Other Comprehensive Income (Loss)	Total Member’s Equity (Deficit)
Balance—December 31, 2013	$231	$(631)	$(11)	$(411)
Net loss	—	(91)	—	(91)
Other comprehensive income	—	—	—	—
Equity award expense	—	—	—	—

Balance—March 31, 2014	$231	$(722)	$(11)	$(502)

Balance—December 31, 2014	$234	$(987)	$(27)	$(780)
Contribution from parent	95	—	—	95
Net loss	—	(122)	—	(122)
Other comprehensive income	—	—	—	—
Equity award expense	1	—	—	1

Balance—March 31, 2015	$330	$(1,109)	$(27)	$(806)

See notes to unaudited condensed consolidated financial statements.

VERSO PAPER HOLDINGS LLC

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,
(Dollars in millions)	2015	2014
Net cash used in operating activities	$(204)	$(96)

Cash Flows From Investing Activities:
Proceeds from sale of assets	51	—
Transfers from (to) restricted cash, net	2	2
Capital expenditures	(9)	(16)
Acquisition, net of cash acquired	128	—
Acquisition of investment securities	(5)	—
Other investing activities	—	5

Net cash provided by (used in) investing activities	167	(9)

Cash Flows From Financing Activities:
Borrowings on revolving credit facilities	317	135
Payments on revolving credit facilities	(272)	(37)

Net cash provided by financing activities	45	98

Change in cash and cash equivalents	8	(7)
Cash and cash equivalents at beginning of period	6	11

Cash and cash equivalents at end of period	$14	$4

Non-cash investing and financing activities:
Notes issued for NewPage acquisition	$663	$—
Stock issued for NewPage acquisition	46	—
Stock issued for convertible warrants	50	—
Conversion of accrued interest to long-term debt	19	—
Reductions in long-term debt for debt modification	(5)	—
Increase in long-term debt from paid in kind (PIK) interest	1	—
Capital expenditures on account	—	(5)

See notes to unaudited condensed consolidated financial statements.

VERSO PAPER HOLDINGS LLC

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2015, AND DECEMBER 31, 2014, AND FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2015 AND 2014

1. BACKGROUND AND BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements for Verso Paper Holdings LLC, a Delaware limited liability company, or “Verso Holdings,” include the accounts of Verso Holdings and its subsidiaries. Verso Paper Finance Holdings LLC, or “Verso Finance,” is our sole member and direct parent. As used in this report, the term “Verso” refers to Verso Corporation; the term “NewPage” refers to NewPage Holdings Inc., a Delaware corporation, which is an indirect, wholly owned subsidiary of Verso pursuant to the Merger Agreement (see below); the term “NewPage Corp” refers to NewPage Corporation, a Delaware corporation, which is an indirect, wholly owned subsidiary of NewPage; and the term for any such entity includes its direct and indirect subsidiaries when referring to the entity’s consolidated financial condition or results. Unless otherwise noted, references to “Verso Holdings,” “Company,” “we,” “us,” and “our” refer to Verso Holdings.

On January 3, 2014, Verso, Verso Merger Sub Inc., a Delaware corporation and an indirect, wholly owned subsidiary of Verso, or “Merger Sub,” and NewPage entered into an Agreement and Plan of Merger, or the “Merger Agreement,” pursuant to which the parties agreed to merge Merger Sub with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement, with NewPage surviving the merger as an indirect, wholly owned subsidiary of Verso. On January 7, 2015, Verso consummated the previously announced acquisition of NewPage through the merger of Merger Sub with and into NewPage, or the “NewPage acquisition,” pursuant to the Merger Agreement. As a result of the merger of Merger Sub with and into NewPage, Merger Sub’s separate corporate existence ceased and NewPage continued as the surviving corporation and an indirect, wholly owned subsidiary of Verso (see Note 4). As the NewPage acquisition was consummated in the current reporting period, the unaudited condensed consolidated financial statements for the quarter ended March 31, 2015, includes the results of operations of NewPage beginning January 7, 2015. We have also elected to change our reporting increment from thousands to millions.

We operate in the following two market segments: paper and pulp (see Note 14). Our core business platform is as a producer of coated freesheet and coated groundwood papers. Our products are used primarily in media and marketing applications, including catalogs, magazines, and commercial printing applications such as high-end advertising brochures, annual reports, and direct-mail advertising.

We have historically relied primarily upon cash flow from operations and borrowings under our revolving credit facilities to finance operations, capital expenditures, and debt service requirements. We are a highly leveraged company. As of March 31, 2015, we had $2,800 million in borrowings outstanding under our existing financing arrangements, including the revolving credit facility and the floating rate senior secured term loan issued by NewPage Corp. Also as of March 31, 2015, $35 million was available for future borrowings under the Verso Holdings revolving credit facilities, and $155 million was available for future borrowings under the NewPage Corp revolving credit facility (see Note 6). Our debt arrangements contain financial and other restrictive covenants that limit our ability to engage in activities that may be in our long-term best interests. Failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debts. If we are unable to repay our indebtedness when due or declared due, our lenders also will have the right to proceed against the collateral pledged to them to secure the indebtedness. Our indebtedness requires us to dedicate a substantial portion of our cash flows from operations to payments for our debt service, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts, and other corporate purposes. In addition, our indebtedness increases our vulnerability to adverse economic and industry conditions and places us at a competitive disadvantage compared to competitors that have less debt.

Our ability to achieve our future projected operating results is largely based on the successful integration of NewPage (see Note 4), the borrowing availability of the combined company, and the synergies and operational cost reduction and earnings enhancement initiatives expected to be achieved from the NewPage acquisition. If the integration of NewPage into our business is not completed within the expected time frame, the synergies and other benefits that we expect to achieve could be materially and adversely affected, and these situations could result in additional transaction costs, loss of revenue or other effects associated with uncertainty about the NewPage acquisition. If we are unable to meet our projected performance targets, our liquidity could be adversely impacted and we may need to seek additional sources of liquidity. Our future performance could adversely affect our ability to raise additional capital to fund our operations, and there is no assurance that financing will be available in a sufficient amount, on acceptable terms, or on a timely basis.

Our ability to continue as a going concern is dependent on management’s plans, which are primarily centered on the synergies expected to be achieved from the NewPage acquisition. We have certain significant cash outflow requirements over the next twelve months outside of normal paper mill operations, including our current debt service requirements (see Note 6) and integration costs associated with the NewPage acquisition (see Note 4). While we believe that our future operating results will provide sufficient cash flows to fund our operations, debt service requirements, and capital expenditures, our projected future operating results are subject to material uncertainties, especially those related to our ability to successfully achieve the operational benefits of the NewPage acquisition.

We believe that our plans for the integration of NewPage, together with cash flows from operations and available borrowings under our revolving credit facilities, are sufficient to allow us to meet our current and future obligations, pay scheduled principal and interest payments, and provide funds for working capital, capital expenditures, and other needs of the business for at least the next twelve months. However, no assurance can be given that our integration of NewPage will be successful or that we will be able to generate sufficient cash flows from operations or that future borrowings will be available under our revolving credit facilities in an amount sufficient to fund our liquidity needs on a long-term basis.

This report contains the unaudited condensed consolidated financial statements of Verso Holdings as of March 31, 2015, and for the three-month periods ended March 31, 2015 and 2014. The December 31, 2014, condensed consolidated balance sheet data was derived from audited financial statements but does not include all disclosures required annually by accounting principles generally accepted in the United States of America, or “GAAP.” In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments that are necessary for the fair presentation of Verso Holdings’ financial condition, results of operations, and cash flows for the interim periods presented. Except as disclosed in the notes to the unaudited condensed consolidated financial statements, such adjustments are of a normal, recurring nature. Variable interest entities for which Verso Holdings is the primary beneficiary are consolidated. Intercompany balances and transactions are eliminated in consolidation. The results of operations and cash flows for the interim periods presented may not necessarily be indicative of full-year results. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and notes thereto of Verso Holdings contained in its Annual Report on Form 10-K for the year ended December 31, 2014.

2. RECENT ACCOUNTING DEVELOPMENTS

ASC Topic 205, Presentation of Financial Statements and ASC Topic 360, Property, Plant, and Equipment. In April 2014, the FASB issued ASU 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, which changes the criteria for determining which disposals can be presented as discontinued operations and modifies the related disclosure requirements. This guidance should be applied prospectively to new disposals and new classifications of disposal groups as held for sale after the effective date which is fiscal years beginning on or after December 15, 2014, and interim periods within those annual periods. The adoption of this amendment in the first quarter of 2015, did not have a material impact on the presentation of our condensed consolidated financial statements.

ASC Topic 605, Revenue Recognition. In May 2014, the FASB issued ASU 2014-09, Revenue From Contracts With Customers. This ASU will replace all current GAAP guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. This guidance will be effective for periods beginning after December 15, 2016 and can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. We are evaluating the impact of adopting this new accounting standard on our condensed consolidated financial statements.

ASC Topic 205, Presentation of Financial Statements-Going Concern. In August 2014, the FASB issued ASU 2014-15, Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern. This ASU provides guidance on determining when and how to disclose going concern uncertainties in the financial statements. The ASU is effective for periods beginning after December 15, 2016. We are evaluating the impact of adopting this new accounting standard on our condensed consolidated financial statements.

ASC Topic 835, Interest. In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs. This ASU changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The ASU is effective for periods beginning after December 15, 2015. We are evaluating the impact of adopting this new accounting standard on our condensed consolidated financial statements.

Other new accounting pronouncements issued but not effective until after March 31, 2015, are not expected to have a significant effect on our condensed consolidated financial statements.

3. SUPPLEMENTAL FINANCIAL STATEMENT INFORMATION

Inventories and Replacement Parts and Other Supplies—Inventory values include all costs directly associated with manufacturing products: materials, labor, and manufacturing overhead. These values are presented at the lower of cost or market. Costs of raw materials, woodyard logs, work-in-progress, and finished goods are determined using the first-in, first-out method.

Replacement parts and other supplies are stated using the average cost method and are reflected in Inventories and Intangibles and other assets on the accompanying condensed consolidated balance sheets (see Note 5).

The following table summarizes our inventories by major category:

(Dollars in millions)	March 31, 2015	December 31, 2014
Raw materials	$110	$13
Woodyard logs	11	6
Work-in-process	66	9
Finished goods	271	62
Replacement parts and other supplies	78	20

Inventories	$536	$110

Asset Retirement Obligations—In accordance with ASC Topic 410, Asset Retirement and Environmental Obligations, a liability and an asset are recorded equal to the present value of the estimated costs associated with the retirement of long-lived assets where a legal or contractual obligation exists. The liability is accreted over time, and the asset is depreciated over its useful life. Our asset retirement obligations under this standard relate primarily to closure and post-closure costs for landfills. Revisions to the liability could occur due to changes in the estimated costs or timing of closure or possible new federal or state regulations affecting the closure. The increase in the liability for the three months ended March 31, 2015, was primarily attributable to the assumption of the asset retirement obligation liabilities associated with landfills acquired in connection with the NewPage acquisition.

On March 31, 2015, and December 31, 2014, we had $1 million of restricted cash included in Intangibles and other assets in the accompanying condensed consolidated balance sheet related to an asset retirement obligations in the state of Michigan. These cash deposits are required by the state and may only be used for the future closure of a landfill.

The following table presents an analysis related to our asset retirement obligations which are included in Other liabilities in the accompanying condensed consolidated balance sheets:

	Three Months Ended March 31,
(Dollars in millions)	2015	2014
Asset retirement obligations, January 1	$8	$13
Liabilities assumed	9	—
Adjustment to existing liabilities	—	(3)

Asset retirement obligations	17	10

Less: Current portion	(2)	(1)

Non-current portion of asset retirement obligations, March 31	$15	$9

In addition to the above obligations, we may be required to remove certain materials from our facilities or to remediate them in accordance with current regulations that govern the handling of certain hazardous or potentially hazardous materials. At this time, any such obligations have an indeterminate settlement date, and we believe that adequate information does not exist to reasonably estimate any such potential obligations. Accordingly, we will record a liability for such remediation when sufficient information becomes available to estimate the obligation.

Property, Plant, and Equipment—Property, plant, and equipment is stated at cost, net of accumulated depreciation. Interest is capitalized on projects meeting certain criteria and is included in the cost of the assets. The capitalized interest is depreciated over the same useful lives as the related assets. Expenditures for major repairs and improvements are capitalized, whereas normal repairs and maintenance are expensed as incurred.

Interest costs capitalized for the three months ended March 31, 2015 were not material. $1 million of interest costs were capitalized for the three months ended March 31, 2014.

Depreciation is computed using the straight-line method over the assets’ estimated useful lives. Depreciation expense was $55 million and $26 million for the three-month periods ended March 31, 2015 and 2014, respectively.

4. ACQUISITIONS AND DISPOSITIONS

NewPage Acquisition—On January 3, 2014, Verso, Merger Sub, and NewPage entered into a Merger Agreement pursuant to which the parties agreed to merge Merger Sub with and into NewPage on the terms and subject to the conditions set forth in the Merger Agreement, with NewPage surviving the merger as an indirect, wholly owned subsidiary of Verso Holdings. Verso Holdings has incurred transaction and integration costs during the three months ended March 31, 2015 of $10 million related to the NewPage acquisition which are included in selling, general and administrative expenses in the accompanying condensed consolidated statements of operations. For the three months ended March 31, 2014, Verso Holdings incurred transaction costs of $10 million related to the NewPage acquisition which were included in Other loss, net in the accompanying condensed consolidated statements of operations for the three months ended March 31, 2014.

On January 7, 2015, we consummated the NewPage acquisition pursuant to the Merger Agreement. As a result of the merger, NewPage became a direct, wholly owned subsidiary of Verso Holdings. The NewPage acquisition provides Verso Holdings with assets in a complementary geographic area, a broader portfolio of products, and strategic flexibility to reduce operating costs and enhance our financial condition.

As consideration for the NewPage acquisition, Verso Holdings issued (a) $650 million aggregate principal amount of New First Lien Notes and (b) 13,607,693 shares of Verso common stock in exchange for all the outstanding shares of common stock of NewPage. Also as of the date that NewPage became an indirect wholly owned subsidiary of Verso, NewPage had an existing $750 million Term Loan Facility and $350 million ABL Facility of which $734 million and $100 million, respectively were outstanding. As a condition of allowing the acquisition to proceed, the Antitrust Division of the U.S. Department of Justice entered into a settlement with Verso and NewPage that required NewPage to divest its paper mills in Biron, Wisconsin, and Rumford, Maine, which occurred prior to the acquisition of NewPage.

Accounting consideration for the NewPage acquisition is as follows:

(Dollars in millions)
13,607,693 shares Verso common stock valued at January 7, 2015 closing price	$46
$650 million face value New First Lien Notes valued at January 7, 2015 closing price	663

Accounting Consideration	$709

The preliminary allocation of the purchase price to the fair values of assets acquired and liabilities assumed in the NewPage acquisition includes necessary adjustments to reflect the estimated fair values of NewPage’s assets and liabilities at the completion of the NewPage acquisition. The preliminary allocation of the purchase price is as follows:

(Dollars in millions)
Cash	$128
Current assets, excluding cash	581
Property, plant, and equipment	1,570
Other long-term assets	47
Current liabilities	(277)
Current portion of long-term debt	(3)
Noncurrent pension and other post-retirement benefit obligations	(479)
Other long-term liabilities	(58)
Long-term debt	(800)

Net assets acquired	$709

The allocation of the purchase price above is considered preliminary and is based on valuation information, estimates and assumptions available on March 31, 2015. Verso Holdings is still in the process of verifying data and finalizing information related to the valuation and expects to finalize these matters within the second half of 2015 as final asset and liability valuations are completed. The preliminary valuations of the acquired assets and assumed liabilities include, but are not limited to, fixed assets, goodwill, other potential intangible assets, debt, and pension obligations. The valuations reflected herein consist of physical appraisals, discounted cash flow analyses, or other appropriate valuation techniques to determine the fair value of the assets acquired and liabilities assumed. We did not identify a material amount of goodwill as a result of the preliminary purchase price allocation. Although management believes that the preliminary purchase price allocation herein is reasonable, there can be no assurance that finalization of such purchase price allocation will not result in material changes from the preliminary purchase price allocation included herein.

The operating results of NewPage are included in Verso Holdings’ financial statements from January 7, 2015 through March 31, 2015. The determination of net sales and net loss attributable to the acquired operations during this period and included in Verso’s condensed consolidated statements of operations was not practicable as the operations are integrated with the consolidated operations.

The following unaudited pro forma financial information presents results as if the NewPage acquisition and the related financing, further described in Note 6, occurred on January 1, 2014. The historical consolidated financial information of Verso Holdings and NewPage has been adjusted in the pro forma information to give effect to pro forma events that are directly attributable to the transactions and factually supportable. The unaudited pro forma results do not reflect events that have occurred or may occur after the transactions, including the costs of any integration activities or benefits that may result from realization of future cost savings from operating efficiencies, or any revenue, tax, or other synergies expected to result from the NewPage acquisition. Accordingly, the unaudited pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed date, nor is it necessarily an indication of future operating results.

In addition, the NewPage acquisition did not result in a taxable transaction and Verso Holdings has net operating loss carryforwards and a related full valuation allowance that are expected to offset any deferred tax impact of the NewPage acquisition. Further, as the sale of the Bucksport mill was not directly attributable to the NewPage acquisition, no pro forma adjustment for the Bucksport sale has been made.

(Unaudited)	Pro Forma Three Months Ended March 31,
(Dollars in millions, except per share data)	2015	2014
Revenues	$838	$882
Net loss	(100)	(167)
Earnings per share—basic and diluted	$(1.23)	$(2.05)
Weighted-average shares outstanding—basic and diluted	81,551,070	81,403,403

Sale of Bucksport Mill—On December 5, 2014, two Verso Holdings subsidiaries entered into an agreement to sell their equity interests in two other Verso Holdings subsidiaries that owned the Bucksport mill to AIM Development (USA) LLC, an indirect, wholly owned subsidiary of American Iron & Metal Company Inc., or “AIM.” On January 29, 2015, the Verso parties and AIM consummated the sale of the Bucksport mill and related assets (see Note 11).

5. INTANGIBLES AND OTHER ASSETS

The following table summarizes intangibles and other assets:

(Dollars in millions)	March 31, 2015	December 31, 2014
Amortizable intangible assets:
Customer relationships, net of accumulated amortization of $9 million on March 31, 2015, and on December 31, 2014	$34	$4
Unamortizable intangible assets:
Trademarks	10	10
Other assets:
Financing costs, net of accumulated amortization of $20 million on March 31, 2015, and $19 million on December 31, 2014	22	23
Deferred major repair	17	21
Replacement parts, net	6	3
Loan to affiliate	23	23
Restricted cash	3	3
Other	23	7

Total other assets	94	80

Intangibles and other assets	$138	$94

Amortization expense of intangibles was not material for each of the three-month periods ended March 31, 2015, and 2014, respectively.

The estimated future amortization expense for intangible assets over the next five years is as follows:

(Dollars in millions)
2015	$2
2016	2
2017	2
2018	2
2019	2

6. DEBT

A summary of debt is as follows:

		March 31, 2015			December 31, 2014
(Dollars in millions)	Original Maturity	Interest Rate	Balance	Par Value	Balance	Par Value
Verso Holdings
Verso Androscoggin Power LLC Revolving Credit Facility	2/6/2015	—%	$—	$—	$30	$30
Revolving Credit Facilities	5/4/2017	4.00%	94	94	63	63
11.75% Senior Secured Notes—2012	1/15/2019	11.75%	424	418	424	418
11.75% Senior Secured Notes—2015	1/15/2019	11.75%	658	645	—	—
11.75% Secured Notes	1/15/2019	11.75%	272	272	272	272
13% Second Priority Senior Secured Notes	8/1/2020	13.00%	277	178	299	299
16% Senior Subordinated Notes	8/1/2020	16.00%	89	63	102	102
8.75% Second Priority Senior Secured Notes	2/1/2019	8.75%	96	97	96	97
11.38% Senior Subordinated Notes	8/1/2016	11.38%	41	41	41	41
Chase NMTC Verso Investment Fund LLC
Loan from Verso Finance	12/29/2040	6.50%	23	23	23	23
NewPage Corp
Revolving Credit Facility	2/11/2019	2.82%	145	145	—	—
Floating Rate Senior Secured Term Loan	2/11/2021	9.50%	704	734	—	—

Total debt for Verso Holdings			$2,823	$2,710	$1,350	$1,345

Less current maturities of long-term debt			(13)	(13)	(30)	(30)

Total long-term debt for Verso Holdings			$2,810	$2,697	$1,320	$1,315

We determine the fair value of our long-term debt based on market information and a review of prices and terms available for similar obligations. Our debt is classified as Level 2 within the fair value hierarchy (see Note 9). As of March 31, 2015, the fair value of Verso Holdings’ total debt was $2,421 million. As of December 31, 2014, the fair value of Verso Holdings’ total debt was $1,082 million.

Amounts included in interest expense related to long-term debt and amounts of cash interest payments on long-term debt are as follows:

	Three Months Ended March 31,
(Dollars in millions)	2015	2014
Interest expense	$65	$34
Cash interest paid	85	66
Debt issuance cost amortization(1)	1	1

(1)	Amortization of debt issuance cost is included in interest expense.

Verso Holdings

Revolving Credit Facilities. Verso Holdings’ $150 million asset-based loan facility, or “ABL Facility,” had $47 million outstanding, $39 million in letters of credit issued, and $32 million available for future borrowing as of March 31, 2015. Verso Holdings’ $50 million cash-flow facility, or “Cash Flow Facility,” had $47 million outstanding balance, no letters of credit issued, and $3 million available for future borrowing as of March 31, 2015. The indebtedness under the revolving credit facilities bears interest at a floating rate based on a margin over a base rate or eurocurrency rate. As of March 31, 2015, the weighted-average interest rate on outstanding advances was 4.00%. Verso Holdings is required to pay a commitment fee to the lenders in respect of the unutilized commitments under the revolving credit facilities and other customary fees. The indebtedness under the ABL Facility and related guarantees are secured by first-priority security interests, subject to permitted liens, in substantially all of Verso Holdings’, Verso Finance’s, and the subsidiary guarantors’ (excluding, among other subsidiaries, NewPage Investment Company and its subsidiaries) inventory and accounts receivable, or “Verso ABL Priority Collateral,” and second-priority security interests, subject to permitted liens, in substantially all of their other assets, or “Notes Priority Collateral.” The indebtedness under the Cash Flow Facility and related guarantees are secured, pari passu with the 11.75% Senior Secured Notes due 2019 and related guarantees, by first-priority security interests in the Notes Priority Collateral and second-priority security interests in the Verso ABL Priority Collateral. The revolving credit facilities will mature on May 4, 2017. On January 3, 2014, Verso Holdings entered into certain amendments to the revolving credit facilities in connection with the NewPage acquisition, in which (a) the lenders under each of our revolving credit facilities consented to the NewPage acquisition and the other transactions contemplated by the Merger Agreement, including the incurrence of certain additional indebtedness, (b) the lenders consented to amendments to allow the sale and/or financing of certain non-core assets and (c) the parties agreed to amend our revolving credit facilities to allow for certain other transactions upon the consummation of the NewPage acquisition and the other transactions contemplated by the Merger Agreement.

11.75% Senior Secured Notes due 2019. In 2012, Verso Holdings issued $345 million aggregate principal amount of 11.75% Senior Secured Notes due 2019, or the “2012 First Lien Notes.” The notes bear interest, payable semi-annually, at the rate of 11.75% per year. The notes are guaranteed jointly and severally on a senior secured basis, by each of Verso Holdings’ existing domestic subsidiaries that guarantee its senior secured credit facility and by each of its future domestic subsidiaries that guarantees certain of its debt or issues disqualified stock. The indebtedness under the notes and related guarantees are secured, pari passu with the Cash Flow Facility and related guarantees, by first-priority security interests in the Notes Priority Collateral and second-priority security interests in the Verso ABL Priority Collateral. The notes will mature on January 15, 2019.

On January 7, 2015, in connection with the consummation of the NewPage acquisition, Verso Holdings issued $650 million aggregate principal amount of 11.75% Senior Secured Notes due 2019, or the “2015 First Lien Notes,” to the stockholders of NewPage as partial consideration in the NewPage acquisition. The 2015 First Lien Notes were issued pursuant to an indenture, or the “2015 First Lien Notes Indenture,” among Verso Holdings, certain subsidiaries of Verso Holdings, as guarantors, and Wilmington Trust, National Association, as trustee. The 2015 First Lien Notes bear interest, payable semi-annually, at the rate of 11.75% per year. The 2015 First Lien Notes are guaranteed, jointly and severally, on a senior secured basis, by each of Verso Holdings’ existing domestic subsidiaries that guarantees its senior secured credit facility and by each of its future domestic subsidiaries that guarantees certain of its debt or issues disqualified stock (including NewPage Holdings Inc., but not guaranteed by any of its subsidiaries). The 2015 First Lien Notes and the related guarantees are secured by first-priority liens in the collateral owned by Verso Holdings and the guarantor, subject to certain permitted liens and exceptions as further described in the 2015 First Lien Notes Indenture and the related security documents. The collateral consists of substantially all of Verso Holdings’ and the guarantors’ tangible and intangible assets securing Verso Holdings’ existing senior secured credit facility, which exclude certain capital stock and other securities of its affiliates and other property. The 2015 First Lien Notes will mature on January 15, 2019.

13% Second Priority Senior Secured Notes due 2020. On July 2, 2014, the Issuers commenced an offer to exchange any and all of the Issuers’ outstanding 8.75% Second Priority Senior Secured Notes due 2019, or “Old Second Lien Notes,” for their Second Priority Adjustable Senior Secured Notes, or “Adjustable Second Lien Notes,” and warrants issued by Verso that were mandatorily convertible on a one-for-one basis into shares of Verso’s common stock immediately prior to the NewPage acquisition, or “Warrants” (we refer to this exchange offer as the “Second Lien Notes Exchange Offer”). On August 1, 2014, approximately $299 million aggregate principal amount of Old Second Lien Notes were tendered and accepted in exchange for a like amount of Adjustable Second Lien Notes and approximately 9.3 million Warrants in the Second Lien Notes Exchange Offer. The Warrants had no fair value at the date of the closing of the Second Lien Notes Exchange Offer.

On January 7, 2015, in connection with the consummation of the NewPage acquisition, the provisions of the Adjustable Second Lien Notes were adjusted as follows: (a) the principal amount of the notes have been adjusted such that a holder of $1,000 principal amount of notes immediately prior to the NewPage acquisition now holds $593.75 principal amount of notes (any adjusted notes that do not bear an authorized denomination have been rounded down); (b) the maturity date of the notes has been extended from February 1, 2019, to August 1, 2020; (c) the interest rate has been adjusted such that the notes bear interest from and after January 7, 2015 at a rate of 10% per annum payable entirely in cash plus 3% per annum payable entirely by increasing the principal amount of the outstanding notes or by issuing additional notes; (d) the optional redemption provisions have been adjusted as provided in the indenture governing the notes; and (e) certain other terms and conditions of the notes have been modified as set forth in the Adjustable Second Lien Notes Indenture. As a result of the principal adjustment, the outstanding principal amount of the Adjustable Second Lien Notes was reduced by approximately $121 million from approximately $299 million before January 7, 2015, to approximately $178 million afterwards.

16% Senior Subordinated Notes due 2020. On July 2, 2014, the Issuers also commenced an offer to exchange any and all of the Issuers’ outstanding 11.38% Senior Subordinated Notes due 2016, or “Old Subordinated Notes” for their new Adjustable Senior Subordinated Notes, or “Adjustable Subordinated Notes,” and Warrants (we refer to this exchange offer as the “Subordinated Notes Exchange Offer”). On August 1, 2014, approximately $102 million aggregate principal amount of Old Subordinated Notes were tendered and accepted in exchange for a like amount of Adjustable Subordinated Notes and approximately 5.4 million Warrants in the Subordinated Notes Exchange Offer. The Warrants had no fair value at the date of the closing of the Subordinated Notes Exchange Offer.

On January 7, 2015, in connection with the consummation of the NewPage acquisition, the provisions of the Adjustable Subordinated Notes were adjusted as follows: (a) the principal amount of the notes has been adjusted such that a holder of $1,000 principal amount of notes immediately prior to the NewPage acquisition now holds $620 principal amount of notes (any adjusted notes that do not bear an authorized denomination have been rounded down); (b) the maturity date of the notes has been extended from August 1, 2016, to August 1, 2020; (c) the interest rate has been adjusted such that the notes bear interest from and after the January 7, 2015 at a rate of 11% per annum payable entirely in cash plus 5% per annum payable entirely by increasing the principal amount of the outstanding notes or by issuing additional notes; (d) the optional redemption provisions have been adjusted as provided in the Adjustable Subordinated Notes Indenture; and (e) certain other terms and conditions of the notes have been modified as set forth in the Adjustable Subordinated Notes Indenture. As a result of the principal adjustment, the outstanding principal amount of the Adjustable Subordinated Notes was reduced by approximately $39 million from approximately $102 million before January 7, 2015, to approximately $63 million afterwards.

In connection with the Second Lien Notes Exchange Offer and the Subordinated Notes Exchange Offer, the Issuers solicited and received consents to amend the Old Second Lien Notes, the Old Subordinated Notes, and the indentures governing such notes in order to (a) eliminate or waive substantially all of the restrictive covenants contained in the indentures governing such notes, (b) eliminate certain events of default, (c) modify covenants regarding mergers and consolidations, and (d) modify or eliminate certain other provisions, including, in some cases, certain provisions relating to defeasance, contained in such indentures and such notes. In addition, the Issuers solicited and received consents to release the liens and security interests in the collateral securing the Old Second Lien Notes.

Verso Androscoggin Power LLC Revolving Credit Facility. On May 5, 2014, acting through a wholly owned subsidiary, Verso Androscoggin Power LLC, or “VAP,” Verso Holdings entered into a credit agreement providing for a revolving credit facility with Barclays Bank PLC and Credit Suisse AG, Cayman Islands Branch. On January 7, 2015, Verso consummated the NewPage acquisition, and as a result, the credit facility was terminated on February 4, 2015.

NewPage Corp

Revolving Credit Facility. On February 11, 2014, NewPage Corp entered into a $350 million senior secured asset-backed revolving credit facility, or the “NewPage ABL Facility.” The NewPage ABL Facility is with certain lenders and Barclays Bank PLC, as administrative agent and collateral agent; BMO Harris Bank N.A., as co-collateral agent; Barclays Bank PLC, Credit Suisse Securities (USA) LLC, UBS Securities LLC, BMO Capital Markets Corp. and Wells Fargo Bank, National Association, as joint lead arrangers and joint book runners; and Credit Suisse AG, UBS Securities LLC, BMO Harris Bank N.A. and Wells Fargo Bank and National Association, as co-syndication agents. As of March 31, 2015, the NewPage ABL Facility had $145 million outstanding balance, $38 million letters of credit issued, and $155 million available for future borrowing. Amounts drawn under the NewPage ABL Facility bear annual interest at either the LIBOR rate plus a margin of 1.75% to 2.25% or at a base rate plus a margin of 0.75% to 1.25%. The interest rate margins on the NewPage ABL Facility are subject to adjustments based on the average availability of the NewPage ABL Facility. As of March 31, 2015, the weighted-average interest rate on outstanding advances was 2.82%. NewPage Corp is also required to pay a commitment fee to the lenders in respect of the unutilized commitments under the revolving credit facilities and other customary fees. The security interest with respect to the NewPage ABL Facility consists of a first-priority lien with respect to most inventory, accounts receivable, bank accounts, and certain other assets of NewPage Corp, or “NewPage ABL Priority Collateral,” and a second-priority lien with respect to all other NewPage Corp assets, or “Term Loan Priority Collateral.” The NewPage ABL Facility will mature on February 11, 2019. The issuers and guarantors of Verso’s debt securities and the borrower and guarantors of Verso’s credit facilities do not guarantee the obligations under the NewPage ABL Facility, and the borrower and the guarantors under the NewPage ABL Facility do not guarantee the obligations under Verso’s debt securities and credit facilities.

Floating Rate Senior Secured Term Loan. On February 11, 2014, NewPage Corp entered into a $750 million term loan facility, or “Term Loan Facility.” The Term Loan Facility is with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, Credit Suisse Securities (USA) LLC, Barclays Bank PLC, UBS Securities LLC and BMO Capital Markets Corp., as joint lead arrangers and joint book runners and Wells Fargo Bank, National Association, as documentation agent. Amounts drawn under the Term Loan Facility bear annual interest at either the LIBOR rate plus a margin of 8.25%or at a base rate plus a margin of 7.25%. The interest in effect for the Term Loan Facility at March 31, 2015 was 9.50%. The security interest with respect to the Term Loan Facility consists of a first-priority lien with respect to the Term Loan Priority Collateral and a second-priority lien with respect to the NewPage ABL Priority Collateral. The Term Loan Facility has scheduled principal payments due quarterly that begin on September 30, 2015. However, NewPage Corporation has the right to prepay loans under the Term Loan Facility at any time without premium or penalty, other than customary “breakage” costs with respect to LIBOR rate loans, subject, however, to a prepayment premium for optional prepayments of the Term Loan Facility with a new or replacement term loan facility with an “effective” interest rate less than that applicable to the Term Loan Facility equal to (1) 3.00% if prepaid prior to the first anniversary of the closing date, (2) 2.00% if prepaid on or after the first anniversary of the closing date and prior to the second anniversary of the closing date and (3) 1.00% if prepaid on or after the second anniversary of the closing date and prior to the third anniversary of the closing date. The Term Loan Facility is subject to mandatory prepayments in amounts equal to (1) 100% of the net cash proceeds of indebtedness by NewPage Corp or any of its subsidiary guarantors other than indebtedness permitted under the Term Loan Facility, (2) 100% of the net cash proceeds of any non-ordinary course sale or other disposition of assets by NewPage Corp or any of its subsidiary guarantors (including as a result of casualty or condemnation) (with customary exceptions, thresholds, and reinvestment rights of up to 12 months or 18 months if contractually committed to within 12 months), and (3) 75% of “excess cash flow” for each fiscal year beginning with the fiscal year ending December 31, 2015, subject to possible step-downs based on total net first lien leverage ratio thresholds. As such, immediately prior to the NewPage acquisition on January 7, 2015, $16 million in proceeds from the sale of Biron and Rumford mills were used to pay the September 2015 scheduled principal payment and a portion of the December 2015 scheduled principal payment on the Term Loan Facility, leaving $3 million due in December 2015. Quarterly installments due are $9 million for each quarter ending in 2016, $14 million for each quarter ending in 2017 and

$19 million for each quarter ending in 2018 through 2020 with the remaining balance due on February 11, 2021. The issuers and guarantors of Verso’s debt securities and the borrower and guarantors of Verso’s credit facilities do not guarantee the obligations under the NewPage Term Loan Facility, and the borrower and the guarantors under the NewPage Term Loan Facility do not guarantee the obligations under Verso’s debt securities and credit facilities.

As of March 31, 2015, both Verso Holdings and NewPage were in compliance with the covenants in our respective debt agreements.

7. RETIREMENT AND OTHER POSTRETIREMENT BENEFITS PLANS

We maintain various defined benefit pension and other postretirement benefit plans that provide retirement benefits for certain current and former hourly employees. The pension plans provide defined benefits based on years of credited service times a specified flat dollar benefit rate. Since the completion of the NewPage acquisition, we have maintained a cash balance defined benefit pension plan for salaried employees, a defined benefit pension plan for hourly employees, and certain Postretirement Benefits Other than Pensions Plan, or “OPEB.”

The following table summarizes the components of net periodic benefit cost of our pension plans for the three-month periods ended March 31, 2015 and 2014:

	Three Months Ended March 31,
(Dollars in millions)	2015	2014
Service cost	$3	$2
Interest cost	16	1
Expected return on plan assets	(20)	(1)

Net periodic benefit cost	$(1)	$2

The estimated net actuarial loss and prior service cost that are amortized from Accumulated other comprehensive loss and into net periodic pension cost are classified into Cost of products sold on our accompanying condensed consolidated statement of operations.

We make contributions that are sufficient to fully fund our actuarially determined costs, generally equal to the minimum amounts required by the Employee Retirement Income Security Act, or “ERISA.” We made contributions to the pension plans of approximately $7 million for the three-month period ended March 31, 2015. We expect to make cash contributions of approximately $23 million to the pension plans in the remainder of 2015. We made no contributions to the pension plans for the three-month period ended March 31, 2014.

The OPEB obligations of NewPage Corp provide other retirement and post-employment benefits for certain employees, which may include healthcare benefits for certain retirees prior to their reaching age 65, healthcare benefits for certain retirees on and after their reaching age 65, long-term disability benefits, continued group life insurance and extended health and dental benefits. These benefits are provided through various employer- and/or employee-funded postretirement benefit plans. We generally fund the employer portion of these other postretirement benefits on a pay-as-you-go basis. The service and interest related to these obligations were not material from acquisition date to March 31, 2015.

8. DERIVATIVE INSTRUMENTS AND HEDGES

In the normal course of business, we utilize derivative contracts as part of our risk management strategy to manage our exposure to market fluctuations in energy prices. These instruments are subject to credit and market risks in excess of the amount recorded on the balance sheet in accordance with GAAP. Controls and monitoring procedures for these instruments have been established and are routinely reevaluated. Credit risk represents the potential loss that may occur because a party to a transaction fails to perform according to the terms of the contract. The measure of credit exposure is the replacement cost of contracts with a positive fair value. We manage credit risk by entering into financial instrument transactions only through approved counterparties. Market risk represents the potential loss due to the decrease in the value of a financial instrument caused primarily by changes in commodity prices. We manage market risk by establishing and monitoring limits on the types and degree of risk that may be undertaken.

Derivative instruments are recorded on the balance sheet as other assets or other liabilities measured at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models may be applied.

We enter into fixed-price energy swaps as hedges designed to mitigate the risk of changes in commodity and delivery prices for forecasted future purchase commitments. These fixed-price swaps involve the exchange of net cash settlements, based on changes in the price of the underlying commodity index compared to the fixed price offering, at specified intervals without the exchange of any underlying principal. All gains and losses from changes in the fair value of our derivative contracts are recognized immediately in Cost of products sold.

The following table presents information about the volume and fair value amounts of our derivative instruments:

	March 31, 2015		December 31, 2014
		Fair Value Assets/ (Liabilities)		Fair Value Assets/ (Liabilities)
(Dollars in millions)	MMBTUs		MMBTUs
Derivative contracts not currently designated as hedging instruments:
Fixed price energy swaps:
Notional amount	4,710,000		1,876,475
Accrued liabilities		(4)		(6)
Other liabilities		(1)		—

The following table presents information about the effect of our derivative instruments on the condensed consolidated statements of operations:

	Gain (Loss) Recognized on Derivatives
	Three Months Ended March 31,
(Dollars in millions)	2015	2014
Derivative contracts not currently designated as hedging instruments:
Fixed price energy swaps	$(2)	$13

Gain (loss) recognized on derivatives is included in Cost of products sold.

9. FAIR VALUE OF FINANCIAL INSTRUMENTS

We use fair value measurements for the initial recording of certain assets and liabilities, periodic remeasurement of certain assets and liabilities, and disclosures. Fair value is generally defined as the exit price at which an asset or liability could be exchanged in a current transaction between willing, unrelated parties, other than in a forced or liquidation sale.

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

•	Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities at the measurement date.

•	Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

•	Level 3: Unobservable inputs reflecting management’s own assumption about the inputs used in pricing the asset or liability at the measurement date.

The following table summarizes the balances of assets and liabilities measured at fair value on a recurring basis:

(Dollars in millions)	Total	Level 1	Level 2	Level 3
March 31, 2015
Assets:
Investments related to deferred compensation plans	$4	$4	$—	$—
Liabilities:
Commodity swaps	$5	$—	$5	$—
December 31, 2014
Assets:
Investments related to deferred compensation plans	$4	$4	$—	$—
Liabilities:
Commodity swaps	$6	$—	$6	$—

Fair values are based on observable market data.

10. RELATED PARTY TRANSACTIONS

Management Agreement—In connection with the acquisition of our business from International Paper Company on August 1, 2006, we entered into a management agreement with certain affiliates of Apollo Global Management, LLC, or “Apollo,” our majority owner, relating to the provision of certain financial and strategic advisory services and consulting services, which will expire on August 1, 2018. Under the management agreement, at any time prior to the expiration of the agreement, Apollo has the right to act, in return for additional fees to be mutually agreed by the parties to the management agreement, as our financial advisor or investment banker for any merger, acquisition, disposition, financing or the like if we decide to engage someone to fill such role. In the event that we are not able to come to an agreement with Apollo in connection with such role, at the closing of any merger, acquisition, disposition or financing or any similar transaction, we have agreed to pay Apollo a fee equal to 1% of the aggregate enterprise value (including the aggregate value of equity securities, warrants, rights and options acquired or retained; indebtedness acquired, assumed or refinanced; and any other consideration or compensation paid in connection with such transaction). We agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for losses relating to the services contemplated by the management agreement and the engagement of affiliates of Apollo pursuant to, and the performance by them of the services contemplated by, the management agreement. We made no payments to Apollo related to the management agreement in the three-month periods ended March 31, 2015 and 2014, respectively.

Verso Quinnesec Renewable Energy Project—On December 29, 2010, Verso Quinnesec REP LLC, an indirect, wholly owned subsidiary of Verso Holdings, entered into a financing transaction with Chase NMTC Verso Investment Fund, LLC, or the “Investment Fund,” a consolidated variable interest entity (see Note

12). Under this arrangement, Verso Holdings loaned $23 million to Verso Finance at an interest rate of 6.5% per year and with a maturity of December 29, 2040, and Verso Finance, in turn, loaned the funds on similar terms to the Investment Fund. The Investment Fund then contributed the loan proceeds to certain community development entities, which, in turn, loaned the funds on similar terms to Verso Quinnesec REP LLC as partial financing for the renewable energy project at our mill in Quinnesec, Michigan. As of both March 31, 2015, and December 31, 2014, Verso Holdings had a $23 million long-term receivable due from Verso Finance, representing these funds and immaterial accrued interest receivable, while the Investment Fund had an outstanding loan of $23 million due to Verso Finance and immaterial accrued interest payable. In addition, for both the three-month periods ended March 31, 2015 and 2014, Verso Holdings recognized immaterial interest income from Verso Finance and the Investment Fund recognized immaterial interest expense to Verso Finance.

11. RESTRUCTURING CHARGES

Bucksport Mill Closure—On October 1, 2014, Verso announced plans to close our paper mill in Bucksport, Maine, and we ceased paper manufacturing operations in December 2014. The mill closure reduced Verso’s coated groundwood paper production capacity by approximately 350,000 tons and its specialty paper production capacity by approximately 55,000 tons.

The following table details the charges incurred related primarily to the Bucksport mill closure in 2014 and attributable to the paper segment as included in Restructuring charges on our accompanying condensed consolidated statements of operations:

(Dollars in millions)	Three Months Ended March 31, 2015	Cumulative Incurred
Property and equipment	$—	$89
Severance and benefit costs	—	27
Write-off of spare parts and inventory	—	14
Write-off of purchase obligations and commitments	6	8
Other miscellaneous costs	3	6

Total restructuring costs	$9	$144

The following details the changes in our restructuring reserve liabilities related to the Bucksport shutdown during the three months ended March 31, 2015, which are included in Accrued liabilities on our condensed consolidated balance sheets:

(Dollars in millions)	Three Months Ended March 31, 2015
Beginning balance of reserve	$24
Severance and benefit payments	(21)
Purchase obligations	6
Payments on purchase obligations	(7)
Severance and benefit reserve adjustments	—

Ending balance of reserve	$2

NewPage Acquisition Restructuring—As part of the NewPage acquisition, Verso Holdings is executing a restructuring of its operations to integrate the historical Verso and NewPage operations, generate cost savings and capture synergies across the combined company. During the three-month period ended March 31, 2015, we incurred restructuring charges related to severance and benefit costs associated with the restructuring of our operations of $13 million, of which $12 million was attributable to the paper segment.

The following details the changes in our restructuring reserve liabilities related to the NewPage acquisition during the three months ended March 31, 2015, which are included in Accrued liabilities on our condensed consolidated balance sheets:

(Dollars in millions)	Three Months Ended March 31, 2015
Beginning balance of reserve	$—
Severance and benefit costs	13
Severance and benefit payments	(2)

Ending balance of reserve	$11

There were no restructuring costs incurred during the three months ended March 31, 2014.

12. NEW MARKET TAX CREDIT ENTITIES

In December 2010, we entered into a financing transaction with Chase Community Equity, LLC, or “Chase,” related to a $43 million renewable energy project at our mill in Quinnesec, Michigan, in which Chase made a capital contribution and Verso Finance made a loan to Chase NMTC Verso Investment Fund, LLC, or the “Investment Fund,” under a qualified New Markets Tax Credit, or “NMTC,” program, provided for in the Community Renewal Tax Relief Act of 2000. By virtue of its contribution, Chase is entitled to substantially all of the benefits derived from the NMTCs.

This transaction also includes a put/call provision whereby we may be obligated or entitled to repurchase Chase’s interest. We believe that Chase will exercise the put option in December 2017 at the end of the recapture period. The value attributed to the put/call is de minimis. The NMTC is subject to 100% recapture for a period of 7 years as provided in the Internal Revenue Code. We are required to be in compliance with various regulations and contractual provisions that apply to the NMTC arrangement. Non-compliance with applicable requirements could result in projected tax benefits not being realized and, therefore, could require us to indemnify Chase for any loss or recapture of NMTCs related to the financing until such time as our obligation to deliver tax benefits is relieved. We do not anticipate any credit recaptures will be required in connection with this arrangement.

We have determined that the Investment Fund is a variable interest entity, or “VIE,” of which we are the primary beneficiary, and have consolidated it in accordance with the accounting standard for consolidation. Chase’s contribution, net of syndication fees, is included in Other liabilities in the accompanying condensed consolidated balance sheets. Direct costs incurred in structuring the financing arrangement are deferred and will be recognized as expense over the term of the loans. Incremental costs to maintain the structure during the compliance period are recognized as incurred.

The following table summarizes the impact of the VIE consolidated by Verso Holdings as of March 31, 2015, and December 31, 2014:

(Dollars in millions)	March 31, 2015	December 31, 2014
Total assets	$23	$23

Long-term debt	23	23
Other non-current liabilities	8	8

Total liabilities	$31	$31

Amounts presented in the condensed consolidated balance sheets and the table above are adjusted for intercompany eliminations.

13. COMMITMENTS AND CONTINGENCIES

Expera Specialty Solutions, LLC—We are a party to a long-term supply agreement with Expera Specialty Solutions, LLC, or “Expera,” for the manufacture of specialty paper products on paper machine no. 5 at our Androscoggin mill in Jay, Maine. The agreement, which expires on June 1, 2017, requires Expera to pay us a variable charge for the paper purchased and a fixed charge for the availability of the paper machine. We are responsible for the machine’s routine maintenance, and Expera is responsible for any capital expenditures specific to the machine. Expera has the right to terminate the agreement if certain events occur.

General Litigation—We are involved from time to time in legal proceedings incidental to the conduct of our business. We do not believe that any liability that may result from these proceedings will have a material adverse effect on our financial statements.

14. INFORMATION BY INDUSTRY SEGMENT

In January 2015, as a result of the NewPage acquisition, Verso Holdings reorganized its reportable segments as a result of a change in the way the Chief Executive Officer, who serves as the Chief Operating Decision Maker, or “CODM,” manages and evaluates the business. Based on the information that the CODM utilizes to manage and evaluate the business, it was determined that the operating segments represent two segments, paper and pulp. Our paper segment now includes the historical coated and other segments. As a result of these changes in segment reporting, all historical segment information has been revised to conform to the new presentation, with no resulting impact on the condensed consolidating results of operations.

Our paper products are used primarily in media and marketing applications, including catalogs, magazines, and commercial printing applications such as high-end advertising brochures, annual reports, and direct-mail advertising. Our market kraft pulp is used to manufacture printing, writing, and specialty paper grades and tissue products. Our assets are utilized across segments in our integrated mill system and are not identified by segment or reviewed by management on a segment basis. We operate primarily in one geographic segment, North America.

The following table summarizes the industry segment data for the three-month periods ended March 31, 2015 and 2014:

	Three Months Ended March 31,
(Dollars in millions)	2015	2014
Net sales
Paper	$748	$263
Pulp	63	36
Intercompany Eliminations	(5)	—

Total	$806	$299

Operating loss
Paper	$(44)	$(51)
Pulp	(12)	4

Total	$(56)	$(47)

Depreciation, amortization, and depletion
Paper	$51	$21
Pulp	6	5

Total	$57	$26

Capital expenditures
Paper	$7	$13
Pulp	2	3

Total	$9	$16

Certain amounts in the prior year presentation have been reclassified to conform to the current year presentation.

15. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

Presented below are Verso Holdings’ consolidating balance sheets, statements of operations and comprehensive income, and statements of cash flows, as required by Rule 3-10 of Regulation S-X of the Securities Exchange Act of 1934, as amended. The consolidating financial statements have been prepared from Verso Holdings’ financial information on the same basis of accounting as the condensed consolidated financial statements. Investments in our subsidiaries are accounted for under the equity method. Accordingly, the entries necessary to consolidate Verso Holdings’ subsidiaries that guaranteed the obligations under the debt securities described below are reflected in the Eliminations column.

Verso Holdings, or the “Parent Issuer,” and its direct, 100% owned subsidiary, Verso Paper Inc., or the “Subsidiary Issuer,” are the issuers of the 11.75% Senior Secured Notes due 2019, the 11.75% Secured Notes due 2019, the 13% Second Priority Senior Secured Notes due 2020, the 16% Senior Subordinated Notes due 2020, the 8.75% Second Priority Senior Secured Notes due 2019, the 11.38% Senior Subordinated Notes due 2016, or collectively, the “Notes.” In accordance with ASU 2013-04 related to joint and several liability arrangements, the Notes have been recorded by the Parent Issuer as it is the intent of the issuers for the Parent Issuer to settle the obligation. The Notes are jointly and severally guaranteed on a full and unconditional basis by the Parent Issuer’s direct and indirect, 100% owned subsidiaries, excluding the Subsidiary Issuer, NewPage Corporation, Bucksport Leasing LLC, Verso Quinnesec REP LLC, Verso Bucksport Power LLC, and Verso Androscoggin Power LLC, or collectively, the “Guarantor Subsidiaries.” As of March 31, 2015, NewPage Corporation is presented as a Non-Guarantor Subsidiary. Chase NMTC Verso Investment Fund, LLC, a consolidated VIE of Verso Holdings, and all other entities specifically aforementioned are in “Other.”

Verso Paper Holdings LLC

Condensed Consolidating Balance Sheet

March 31, 2015

(Dollars in millions)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non-Guarantor Subsidiary	Other	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	$—	$—	$5	$9	$—	$—	$14
Accounts receivable, net	—	—	86	194	—	—	280
Inventories	—	—	121	415	—	—	536
Prepaid expenses and other assets	—	—	8	22	—	—	30

Current assets	—	—	220	640	—	—	860
Property, plant, and equipment, net	—	—	494	1,536	23	—	2,053
Intercompany/affiliate receivable	1,380	—	8	19	31	(1,438)	—
Intangibles and other assets, net(1)	—	—	87	55	1	(5)	138

Total assets	$1,380	$—	$809	$2,250	$55	$(1,443)	$3,051

LIABILITIES AND MEMBER’S EQUITY
Accounts payable	$—	$—	$52	$154	$—	$—	$206
Accrued liabilities	43	—	69	131	—	—	243
Current maturities of long-term debt	—	—	—	13	—	—	13

Current liabilities	43	—	121	298	—	—	462
Intercompany/affiliate payable	—	—	1,399	4	35	(1,438)	—
Investment in subsidiaries	187	—	14	—	—	(201)	—
Long-term debt(2)	1,956	—		836	23	(5)	2,810
Other liabilities	—	—	53	524	8	—	585
Member’s (deficit) equity	(806)	—	(778)	588	(11)	201	(806)

Total liabilities and equity	$1,380	$—	$809	$2,250	$55	$(1,443)	$3,051

(1)	Intangibles and other assets, net of Guarantor Subsidiaries include $23 million of a long-term note receivable from Verso Finance.
(2)	Long-term debt of Non-Guarantor Affiliate is payable to Verso Finance.

Verso Paper Holdings LLC

Condensed Consolidating Balance Sheet

December 31, 2014

(Dollars in millions)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Other	Eliminations	Consolidated
ASSETS
Cash and cash equivalents	$—	$—	$6	$—	$—	$—	$6
Accounts receivable, net	—	—	88	—	—	—	88
Inventories	—	—	110	—	—	—	110
Assets held for sale	—	—	60	—	1	—	61
Prepaid expenses and other assets	—	—	9	—	2	—	11

Current assets	—	—	273	—	3	—	276
Property, plant, and equipment, net	—	—	508	—	23	—	531
Intercompany/affiliate receivable	1,397	—	2	—	58	(1,457)	—
Intangibles and other assets, net(1)	—	—	93	—	1	—	94

Total assets	$1,397	$—	$876	$—	$85	$(1,457)	$901

LIABILITIES AND MEMBER’S EQUITY
Accounts payable	$—	$—	$63	$—	$—	$—	$63
Accrued liabilities	77	—	128	—	1	—	206
Current maturities of long-term debt	—	—	—	—	30	—	30
Liabilities related to assets held for sale	—	—	2	—	—	—	2

Current liabilities	77	—	193	—	31	—	301
Intercompany/affiliate payable	—	—	1,423	—	34	(1,457)	—
Investment in subsidiaries	803	—	13	—	—	(816)	—
Long-term debt(2)	1,297	—	—	—	23	—	1,320
Other liabilities	—	—	52	—	8	—	60
Member’s (deficit) equity	(780)	—	(805)	—	(11)	816	(780)

Total liabilities and equity	$1,397	$—	$876	$—	$85	$(1,457)	$901

(1)	Intangibles and other assets, net of Guarantor Subsidiaries include $23 million of a long-term note receivable from Verso Finance.
(2)	Long-term debt of Non-Guarantor Affiliate is payable to Verso Finance.
(3)	Certain amounts in the prior year presentation have been reclassified to conform to the current year presentation.

Verso Paper Holdings LLC

Condensed Consolidating Statements of Operations and Comprehensive Income

Three Months Ended March 31, 2015

(Dollars in millions)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Other	Eliminations	Consolidated
Net sales	$—	$—	$258	$553	$1	$(6)	$806
Cost of products sold (exclusive of depreciation, amortization, and depletion)	—	—	239	495	—	(6)	728
Depreciation, amortization, and depletion	—	—	17	40	—	—	57
Selling, general, and administrative expenses	—	—	27	28	—	—	55
Restructuring charges	—	—	15	7	—	—	22
Other operating income	—	—	(12)	12	—	—	—
Interest income	(47)	—	—	—	—	47	—
Interest expense	47	—	47	18	1	(47)	66
Equity in net loss of subsidiaries	(122)	—	—	—	—	122	—

Net loss	$(122)	$—	$(75)	$(47)	$—	$122	$(122)
Other comprehensive income	—	—	—	—	—	—	—

Comprehensive loss	$(122)	$—	$(75)	$(47)	$—	$122	$(122)

Verso Paper Holdings LLC

Condensed Consolidating Statements of Operations and Comprehensive Income

Three Months Ended March 31, 2014

(Dollars in millions)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Other	Eliminations	Consolidated
Net sales	$—	$—	$299	$—	$—	$—	$299
Cost of products sold (exclusive of depreciation, amortization, and depletion)	—	—	302	—	—	—	302
Depreciation, amortization, and depletion	—	—	26	—	—	—	26
Selling, general, and administrative expenses	—	—	18	—	—	—	18
Interest income	(35)	—	—	—	—	35	—
Interest expense	35	—	34	—	—	(35)	34
Other loss, net	—	—	10	—	—	—	10
Equity in net loss of subsidiaries	(91)	—	—	—	—	91	—

Net loss	$(91)	$—	$(91)	$—	$—	$91	$(91)
Other comprehensive income	—	—	—	—	—	—	—

Comprehensive loss	$(91)	$—	$(91)	$—	$—	$91	$(91)

Certain amounts in the prior year presentation have been reclassified to conform to the current year presentation.

Verso Paper Holdings LLC

Condensed Consolidating Statements of Cash Flows

Three Months Ended March 31, 2015

(Dollars in thousands)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Other	Eliminations	Consolidated
Net cash used in operating activities	$—	$—	$(124)	$(80)	$—	$—	$(204)

Cash flows from investing activities:
Proceeds from sale of assets	—	—	50	1	—	—	51
Transfers from (to) restricted cash	—	—	2	—	—	—	2
Capital expenditures	—	—	(3)	(6)	—	—	(9)
Acquisition, net of cash acquired	—	—	—	128	—	—	128
Investment in parent securities	—	—	—	(5)	—	—	(5)
Return of capital to Parent Issuer	73	—	—	—	—	(73)	—
Advances to subsidiaries	(178)	—	—	—	—	178	—
Payments from subsidiaries	74	—	—	—	—	(74)	—

Net cash (used in) provided by investing activities	(31)	—	49	118	—	31	167

Cash flows from financing activities:
Borrowings on revolving credit facilities	75	—	—	242	—	—	317
Payments on revolving credit facilities	(44)	—	—	(198)	(30)	—	(272)
Return of capital to Parent Issuer	—	—	—	(73)	—	73	—
Advances from parent	—	—	148	—	30	(178)	—
Payments to parent	—	—	(74)	—	—	74	—

Net cash provided by (used in) financing activities	31	—	74	(29)	—	(31)	45

Change in cash and cash equivalents	—	—	(1)	9	—	—	8
Cash and cash equivalents at beginning of period	—	—	6	—	—	—	6

Cash and cash equivalents at end of period	$—	$—	$5	$9	$—	$—	$14

Verso Paper Holdings LLC

Condensed Consolidating Statements of Cash Flows

Three Months Ended March 31, 2014

(Dollars in millions)	Parent Issuer	Subsidiary Issuer	Guarantor Subsidiaries	Non- Guarantor Subsidiary	Other	Eliminations	Consolidated
Net cash used in operating activities	$—	$—	$(96)	$—	$—	$—	$(96)

Cash flows from investing activities:
Transfers to restricted cash	—	—	2	—	—	—	2
Capital expenditures	—	—	(16)	—	—	—	(16)
Other investing activities	—	—	5	—	—	—	5
Advances to subsidiaries	(135)	—	—	—	—	135	—
Payments from subsidiaries	37	—	—	—	—	(37)	—

Net cash used in investing activities	(98)	—	(9)	—	—	98	(9)

Cash flows from financing activities:
Borrowings on revolving credit facilities	135	—	—	—	—	—	135
Payments on revolving credit facilities	(37)	—	—	—	—	—	(37)
Advances from parent	—	—	135	—	—	(135)	—
Payments to parent	—	—	(37)	—	—	37	—

Net cash provided by financing activities	98	—	98	—	—	(98)	98

Change in cash and cash equivalents	—	—	(7)	—	—	—	(7)
Cash and cash equivalents at beginning of period	—	—	11	—	—	—	11

Cash and cash equivalents at end of period	$—	$—	$4	$—	$—	$—	$4

Certain amounts in the prior year presentation have been reclassified to conform to the current year presentation.

REPORT OF DELOITTE & TOUCHE LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON FINANCIAL STATEMENT SCHEDULE

To the Board of Directors and Member of Verso Paper Holdings LLC:

We have audited the consolidated financial statements of Verso Paper Holdings LLC and subsidiaries, (the “Company”), a wholly-owned subsidiary of Verso Paper Finance Holdings LLC, as of December 31, 2014 and 2013, and for each of the three years in the period ended December 31, 2014, and the Company’s internal control over financial reporting (report not presented herein) as of December 31, 2014 (July 2, 2015 as to Note 19), and have issued our reports thereon dated March 9, 2015, the report on the consolidated financial statements includes an emphasis of a matter paragraph related to the acquisition of NewPage Holdings, Inc; such consolidated financial statements and report are included in the Prospectus. Our audits also included the consolidated financial statement schedule of the Company listed in Item 15. This consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such consolidated financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Memphis, Tennessee

March 9, 2015

VERSO PAPER HOLDINGS LLC

VERSO PAPER INC.